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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-122322

        PROSPECTUS

11,900,000 Shares

Common Stock

        This is an initial public offering of shares of common stock of New Skies Satellites Holdings Ltd. All of the 11,900,000 shares of common stock are being sold by us. We intend to use approximately $131.2 million of our net proceeds from the sale of the shares being sold in this offering to repay outstanding indebtedness under our subsidiary's senior secured credit facilities and approximately $43.2 million to pay a dividend to existing shareholders.

        Prior to this offering, there has been no public market for the common stock. The common stock has been approved for listing on the New York Stock Exchange under the symbol "NSE".

        See "Risk Factors" on page 17 to read about factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$16.5000	$196,350,000
Underwriting discount	$1.0725	$12,762,750
Proceeds, before expenses, to us	$15.4275	$183,587,250

        To the extent that the underwriters sell more than 11,900,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,785,000 shares from us at the initial public offering price less the underwriting discount. We intend to use the net proceeds from any shares sold pursuant to the underwriters' option to pay an additional dividend to existing shareholders.

        The underwriters expect to deliver the shares against payment on May 13, 2005.

Goldman, Sachs & Co.	Lehman Brothers

UBS Investment Bank
Deutsche Bank Securities
Banc of America Securities LLC
Wachovia Securities

Prospectus dated May 9, 2005.

New Skies Satellites, one of only four global fixed satellite communications companies, offers video, Internet, data and voice communications services to a range of broadcasters, Internet service providers, network integrators, telecommunications companies and government entities around the world.

Seattle
Washington D.C.
Los Angeles
The Hague
Athens
Middle East
New Delhi
Hong Kong
Adelaide
São Paulo
NSS-5
NSS-806
NSS-7
NSS-8
NSS-703
NSS-6
806
7
703
6
5
Operational satellite
Future satellite
Mediaport
Coverage
Equator
Head office
Regional office

An open network with global coverage

NSS-5

Coverage of the West Coast of the United States, the Pacific Rim and the Pacific Ocean region for government users, broadcasters, carriers and the maritime industry.

Orbital location: 183° east
Launch date: 1997
Estimated end of maneuver life: 2015
***Payload:**
C-band: 55 transponders
Ku-band: 12 transponders
Coverage: Pacific Ocean region, including eastern Asia, Australia and the Western Coast of North America

NSS-806

Home to one of Latin America's largest video neighborhoods.

Orbital location: 319.5° east
Launch date: 1998
Estimated end of maneuver life: 2016
***Payload:**
C-band: 36 transponders
Ku-band: 6 transponders
Coverage: Americas, Caribbean and Western Europe

NSS-7

Connects the Americas, Europe, Africa and the Middle East for video, data, Internet and government services.

Orbital location: 338° east
Launch date: 2002
Estimated end of maneuver life: 2015
***Payload:**
C-band: 49 transponders
Ku-band: 48 transponders
Coverage: Atlantic Ocean region, including the Americas, Europe, Africa and the Middle East

NSS-703

Positioned at the crossroads of Europe, Africa, the Middle East, the Indian subcontinent, Asia and Australia.

Orbital location: 57° east
Launch date: 1994
Estimated end of maneuver life: 2009
***Payload:**
C-band: 38 transponders
Ku-band: 20 transponders
Coverage: Indian Ocean region, including Europe, Africa, the Middle East, the Indian subcontinent and Asia

NSS-6

Direct-to-home power and performance for communications services throughout regions that are home to two-thirds of the world's population.

Orbital location: 95° east
Launch date: 2002
Estimated end of maneuver life: 2019
***Payload:**
Ku/Ka-band: 60 transponders
Coverage: The Middle East, southern Africa, the Indian subcontinent, Northeast and Southeast Asia, China and Australia

NSS-8

High-power connectivities for the fastest growing regions for fixed satellite services.

Orbital location: 57° east
Launch date: Projected to enter commercial service in mid-2006
Estimated end of maneuver life: 2021
***Payload:**
C-band: 52 transponders
Ku-band: 36 transponders
Coverage: Indian Ocean region, including Europe, Africa, the Middle East, the Indian subcontinent and Asia

*Transponders are expressed in 36 MHz-equivalent units.

        This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sales made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

        We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

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        The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the shares of common stock that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. In some cases, issuances and transfers of shares of common stock involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

        This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

        In accordance with Bermuda law, share certificates are generally issued only in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity, such as a trustee, certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding the recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Notice to all Offerees

        The shares may not be offered in The Netherlands, directly or indirectly, whether as part of their initial distribution or as part of any re-offering at any time thereafter, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or business within the meaning of section 2 of the exemption regulation pursuant to the Securities Market Supervision Act of The Netherlands 1995 (Vrijstellingsregeling Wet toezicht effectenverkeer 1995), which includes banks, securities firms, insurance companies, pension funds, investment institutions, other institutional investors, finance companies and treasury departments of large commercial enterprises, which are regularly active in the financial markets in a professional manner.

        The NEW SKIES SATELLITES & DESIGN®, NEWSKIES® and IPSYS® registered trademarks and other trade names and service marks of New Skies mentioned in this prospectus are the property of, and are used with the permission of, New Skies and its subsidiaries.

ii

SUMMARY

        The following summary contains basic information about us and our common stock and highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding to invest in our common stock. For a more complete understanding of us and our common stock, we encourage you to read this entire document and the documents to which we have referred you. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this prospectus.

        The Issuer is a recently-formed Bermuda holding company which does not have any independent external operations other than through the indirect ownership of the New Skies Satellites businesses. In this prospectus, the term "the Issuer" refers to New Skies Satellites Holdings Ltd., a Bermuda company, and not its subsidiaries, and the terms "we," "our" and "us" refer to the Issuer and its subsidiaries on a consolidated basis. Our subsidiaries include New Skies Satellites B.V. (formerly known as Munaro Holding B.V.) and its subsidiaries.

Our Company

        We are a satellite communications company with global operations and service coverage. We operate a network of five fixed satellite services ("FSS") satellites located at different orbital positions above the earth. Our customers can access one or more of our satellites from almost any point around the world using either our global network of ground-based facilities or their own ground-based facilities. At March 31, 2005, we had the youngest of the four global fleets in the FSS industry, based on the average number of years the satellites in each of the global fleets had been in service. We have consistently maintained one of the highest transponder availability rates in the FSS industry. For the three months ended March 31, 2005, our availability rate was 99.9999%, based on the total number of hours the transponders in our fleet were available to provide service as compared to the total number of transponder-hours during the year.

        Our technically advanced satellite fleet has substantial capacity focused on high growth markets, including India, Africa, the Middle East and Asia. NSS-6 and NSS-7 are among the most powerful and flexible satellites in the FSS industry and enable us to provide highly reliable, high quality services to our customers.

        With the launches of NSS-6 and NSS-7 in 2002, we expanded our total transponder capacity available for sale by approximately 67%. Upon the entry into commercial service of NSS-8, which we project will occur in mid-2006, we will further expand our available capacity by 28%. We believe that this incremental transponder capacity will enable us to generate additional revenues without significantly increasing our fixed costs, thereby improving our operating margins. The launches of the two satellites, NSS-6 and NSS-7, and the anticipated launch of NSS-8, represent the completion of our committed satellite procurement program initiated in 1999 and, consequently, we anticipate that our future revenues will generate significant cash flow to pay dividends in accordance with our dividend policy and to finance payments on our subsidiary's debt.

        On November 2, 2004, investment funds affiliated with The Blackstone Group (the "investment funds") indirectly acquired substantially all of the assets, and assumed substantially all of the liabilities, of New Skies Satellites N.V. for an aggregate purchase price of approximately $982.8 million, including direct acquisition costs. See "—The Transactions."

        Throughout our six-year history, we have consistently demonstrated our ability to achieve strong financial performance, increasing our revenues through organic growth. For the year ended December 31, 2004 and the three months ended March 31, 2005, we generated revenues of $210.7 million and $58.2 million, respectively.

Our Customers and Services

        We primarily earn our revenues by providing capacity for satellite communications and ground-based services to our customers for contracted periods varying from less than one year to 15 years. Our base of over 200 customers includes established telecommunications carriers, leading broadcasting and video companies, governmental entities and fast-growing smaller companies from around the globe.

        Our customers use the services we provide for a variety of applications, including data services, such as corporate and governmental data networks; video services, including cable and broadcast television distribution and contribution services and direct-to-home video ("DTH") services; Internet-related services; and voice services.

        Data services    Our satellites are used to create high-bandwidth private data networks for governments and businesses around the world. Many of these networks use relatively small antennas known as VSATs (very small aperture terminals) to connect geographically dispersed sites into a dedicated, interconnected communications network.

        Video services    We currently broadcast more than 400 channels of entertainment and news programming to cable networks, broadcast affiliates and consumers' homes around the world. Our video services can be grouped into two types:

  •
  Video distribution—We are a leading provider of satellite capacity for the distribution of international, regional and national television and cable programming to markets around the world, such as Latin America, India and Africa, both to ground-based cable and broadcasting systems and direct to the homes of multi-channel video subscribers; and

  •
  Video contribution—Broadcasters and news programmers who require a reliable transmission link use our satellites to transmit regular television contribution feeds as well as special events, such as the Olympics and fast-breaking news stories, back to their video production facilities. Depending upon their needs, broadcasters and news programmers can obtain our services on a full-time or an occasional use basis.

        Internet-related services    We offer telecommunications companies, service providers, network integrators, Internet service providers and other resellers high-speed connections directly to the Internet backbone. Our Internet-related service offerings, which we have branded IPsys, include one-way and two-way satellite-based links between an Internet service provider's points of presence or a customer's premises and the global Internet backbone.

        Voice services    We also provide satellite capacity for voice applications. Historically, we provided most of our voice services to major post, telephone and telegraph administrations, or PTTs. More recently, we have begun to market voice services to governmental users and to newly-authorized mobile telephone, local and long distance service providers in countries undergoing telephony deregulation or where there is a lack of ground-based infrastructure to support voice services.

Our Competitive Strengths

        Our business is characterized by the following key strengths:

Stable and predictable cash flow

        We have a history of strong cash flow generation. Because we have nearly completed our committed capital investment program, anticipate only limited working capital requirements going forward and have a relatively fixed cost structure, we believe we are well positioned to generate strong cash flow to pay dividends to our shareholders and to finance payments on our debt.

Young satellite fleet

        At March 31, 2005, we had the youngest of the four global fleets in the FSS industry, based on the average number of years the satellites in each of the global fleets had been in service. We believe the technical characteristics of the satellites we have built and launched to date make our capacity attractive to our customers. These satellites' high-powered transponders enable customers to improve the reliability of their service and transmit larger amounts of information within a given amount of satellite transponder capacity and make it possible for them to use smaller and less expensive ground station antennas. Due to the youth of our fleet, other than NSS-8 (which is currently under construction), we do not anticipate that we will need to begin procuring any replacement satellites until approximately 2010.

Strong revenue visibility and diversity

        At March 31, 2005, we had a contractual backlog for future services of approximately $557.6 million, compared to a backlog of $517.0 million at December 31, 2004. We recognize backlog as revenue when we actually perform the services. We believe that the size and average duration of our contractual backlog will help ensure that our revenues will remain strong and predictable going forward. As of December 31, 2004, $166.9 million of our backlog was contracted for receipt in the 12-month period ending December 31, 2005. This allowed us to enter 2005, like each of the years since our inception, with a substantial portion of our anticipated revenues already secured.

High-quality customer base

        Since our inception, we have continued to provide services to major telecommunications and broadcasting companies, such as British Telecommunications plc, Embratel and France Telecom. We have also expanded our customer base to include newer entrants to the telecommunications marketplace, particularly in markets undergoing deregulation, and in regions where strong GDP growth is driving demand for new services or where ground-based infrastructure is underdeveloped. Our satellites are used by major broadcasters, Fortune 100 business users and by governments and governmental agencies.

Substantial capacity focused on high growth markets

        Communications satellites can be used to provide services anywhere within the geographic areas they cover with their signals. We have created a satellite system with substantial capacity focused on the relatively higher-growth regions of India, Africa, the Middle East and Asia. According to Euroconsult 2004, worldwide unit demand for satellite transponders is projected to grow at an estimated compounded annual growth rate of 4% from 2004 to 2009, while over the same period unit demand for satellite transponders is projected to grow at a compounded annual growth rate of 10% in the Indian subcontinent, 7% in the Middle East and Africa and 4% in Asia-Pacific.

Well positioned for industry consolidation

        We believe our entrepreneurial management team, rights to expansion orbital locations, scale and scope place us in a strong position from which to capitalize upon strategic developments in the FSS industry.

Experienced, entrepreneurial management team

        Our senior management team collectively has more than 70 years of experience in the FSS industry. In the years since our creation, they have demonstrated their entrepreneurial orientation, ability to build a global business and deliver strong operational and financial performance, even in the face of difficult market conditions.

Our Business Strategy

        Our goal is to be a commercially agile, technically excellent and profitable provider of global satellite services that meet our customers' requirements for the transmission of their data, video, Internet-related and voice services. Our strategy includes the following initiatives:

Maximizing cash flow

        We are focused on disciplined capital expenditures, revenue growth and improving our operating margins in order to maximize cash flow available for dividend payments and to finance payments on our debt.

Emphasizing sales of "space-segment only" services

        We focus our sales and marketing efforts principally on selling services that involve solely the provision of satellite transponder capacity. Such "space-segment only" services are our core business, representing approximately 83% of our revenues for the three months ended March 31, 2005. Space-segment only services require no meaningful increase in operating expenses, as they require minimal incremental operational support and facilities. Customers of our space-segment only services are more likely to enter into long-term contracts, often for large amounts of satellite capacity, and generally are well-established.

Expanding our presence in core markets

        The target markets for the sale of space-segment only services are video distribution service providers, government users and telecommunications service providers. We intend to further develop our position in the video services market by continuing to expand our presence in India and capitalizing on new opportunities in Asian markets. We intend to further develop our government services business by capitalizing on the technical strengths of our satellites, which we believe are particularly well-suited to serving the needs of government users, and by employing a strategy of working with resellers and system integrators, who combine our space-segment services with ground-based services, to provide government users with an end-to-end service.

Providing bundled services

        We also provide bundled services in order to derive incremental revenues, optimize fleet utilization and optimize our potential customer base. When we sell our bundled services, we combine our space-segment only services with ground-based services, allowing us to reach customers who lack the scale or technical expertise to operate their own networks and to use satellite capacity that we cannot sell at reasonable rates in a space-segment only configuration.

Disciplined satellite expansion strategy

        We have deployed a significant amount of our capacity in regions with high growth rates, including India, Africa, the Middle East and Asia. Satellite industry analysts project that, together, these regions will achieve above-average growth rates in the future. We have one additional satellite under construction, NSS-8, and we do not plan to procure any other satellites until such time as we have a demonstrated need for the additional capacity and a sound business case for a particular satellite, or require a replacement satellite.

Entering into strategic transactions

        We intend to monitor developments as consolidation within the FSS industry continues to unfold, and may pursue acquisitions, joint ventures or other strategic transactions on an opportunistic basis to enhance our competitive profile, our financial performance and the value of our business.

Risks Relating to Our Business

        Our ability to execute our strategy is subject to certain risks, including those that are generally associated with operating in the FSS industry. For example, unforeseen competing technologies may emerge, our satellites may be affected by launch and construction delays, failures or anomalies, demand for our services might not develop as expected, and regulation of the FSS industry may change in a way that is detrimental to our business. In addition, we have a substantial amount of indebtedness (approximately $525.0 million as of March 31, 2005, on a pro forma basis after giving effect to the Reorganization (as defined below), this offering and the application of the net proceeds therefrom), which may adversely affect our ability to generate cash flow, pay dividends on our common stock, remain in compliance with debt covenants, make payments on our subsidiary's indebtedness and operate our business. Furthermore, all of our satellites contributed 10% or more of our total services and four of our five satellites accounted for 10% or more of our total backlog as of and for the three month period ended March 31, 2005. Any of these factors or other factors described in this prospectus under "Risk Factors" may limit our ability to successfully execute our business strategy.

Recent Developments

        In January 2005, we entered into an amended agreement with Boeing Satellite Systems International, Inc. for our NSS-8 satellite, which (among other things) amended the satellite's contractual delivery deadline and the payment terms. Under the terms of the amended agreement, in February 2005 we received a refund of $168.0 million of milestone construction payments made to date. We will pay the entire purchase price of the satellite during the anticipated operational lifetime of NSS-8, subject to satisfactory performance of the satellite during its contractual design life, and we will provide commercially reasonable security to Boeing with respect to the unpaid portion of the purchase price. We currently project that NSS-8 will be available to enter commercial service in mid-2006. We used the $168.0 million refund, along with cash on hand, to pay down approximately $88.8 million under the term loan facility and to make a distribution of approximately $88.0 million to existing shareholders.

        On February 17, 2005, we entered into a capacity restoration framework agreement that will result in the generation of additional revenues for us in 2005 and beyond. Under this agreement, we will provide to certain of Intelsat, Ltd.'s customers telecommunication services on one of our satellites and, in so doing, will provide a restoration service for these customers' transmissions. The agreement also creates a framework under which Intelsat, Ltd. may be requested to restore our services in the event of a significant failure or failures to one of our satellites.

        On March 2, 2005, we reached an agreement with SES Global affiliates relating to certain orbital slot coordination matters. Under the terms of the agreement, we agreed not to bring a satellite into use at our 105o west longitude orbital location in order to ensure that SES Global will be able to operate its satellite without interference. In return, SES Global will make a one-time payment to us of $10.0 million. Both parties also committed to negotiate resolution of long-standing issues regarding satellite operations in the Atlantic Ocean region.

The Transactions

        On June 5, 2004, Neptune One Holdings Ltd. and New Skies Satellites B.V., which are owned by the investment funds, entered into a definitive transaction agreement with New Skies Satellites N.V. ("Seller"), providing for New Skies Satellites B.V.'s acquisition of substantially all of Seller's assets (including the shares of all of Seller's subsidiaries), and the assumption of substantially all of Seller's liabilities, for an aggregate purchase price of $982.8 million, including direct acquisition costs (the "Acquisition"). New Skies Satellites N.V. is in liquidation as of November 3, 2004.

        In connection with the Acquisition, the investment funds contributed $153.0 million in the form of preferred equity certificates, $8.5 million in the form of convertible preferred equity certificates and $1.5 million of equity to New Skies Investments S.a.r.l. New Skies Investments S.a.r.l. subsequently loaned $153.0 million (the "Holding PIK Loan") and contributed $10.0 million of equity to New Skies Holding B.V. New Skies Holding B.V. then loaned $153.0 million (the "Satellites PIK Loan" and, together with the Holding PIK Loan, the "Subordinated Shareholder PIK Loans") and contributed $10.0 million of equity to New Skies Satellites B.V. In addition, in November 2004, New Skies Satellites B.V.:

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  entered into senior secured credit facilities, consisting of a $460.0 million term loan facility and a $75.0 million revolving credit facility;

  •
  issued $160.0 million aggregate principal amount of Floating Rate Notes due 2011 (the "senior floating rate notes"); and

  •
  issued $125.0 million aggregate principal amount of 9 1/8% Senior Subordinated Notes due 2012 (the "senior subordinated notes" and, together with the senior floating rate notes, the "notes").

        The Acquisition and the related financing transactions, together with Seller's liquidation and the related distributions, are referred to collectively in this prospectus as the "Transactions." For a more detailed description of the Transactions, see "The Transactions."

        Concurrent with this offering, we intend to amend the senior secured credit facilities. The amendment of the senior secured credit facilities and this offering are conditioned on each other. See "Description of Indebtedness."

        In connection with the Transactions, we paid the investment funds a $9.0 million transaction fee to compensate them for debt issuance and acquisition costs and $4.8 million to reimburse them for out-of-pocket expenses. We have also made monitoring fee payments of approximately $0.9 million to Blackstone Management Partners IV L.L.C. pursuant to the transaction and monitoring fee agreement. In February 2005, we made a distribution of $88.0 million to our existing shareholders. In addition, we expect to pay a dividend of $43.2 million to existing shareholders from the net proceeds of this offering (excluding any dividend that may be paid to them if and when the underwriters exercise their over-allotment option) and $6.1 million from the net proceeds of this offering to Blackstone Management Partners IV L.L.C. in connection with the anticipated termination of the transaction and monitoring fee agreement. In addition, our senior executives became the beneficial owner of approximately 2.8% of our common stock and received, together with other employees, approximately $3.7 million as bonuses and pursuant to the termination of the company's former stock incentive plan. We also plan to grant options to some of our employees, including our Chief Executive Officer and the four other most highly compensated executives based on salary (whom we refer to as the "named executive officers"), to purchase shares of our common stock prior to the consummation of this offering. Additionally, if the underwriters exercise their option to purchase additional shares, our optionholders will receive approximately $4.3 million from cash on hand (including approximately $3.1 million to our named executive officers) and options to acquire up to the equivalent of 74,766 shares of our common stock (net of any exercise cost) (including 54,729 shares to our named executive officers). Some of these options will vest upon issuance and be immediately exercisable, allowing our optionholders to acquire up to the equivalent of 38,541 shares of our common stock (net of any exercise cost) (including 28,212 shares to our named executive officers). If the underwriters do not exercise their option to purchase additional shares, we will grant options to our optionholders that immediately convert to the equivalent of 144,419 shares of our common stock (net of any exercise cost) (including 105,715 shares to our named executive officers).

The Reorganization

        Prior to the consummation of this offering, we will complete an internal restructuring pursuant to which existing shareholders will contribute 100% of the equity and preferred equity certificates of New Skies Investments S.a.r.l. to the Issuer, after which existing shareholders will own 100% of the equity of the Issuer (the "Reorganization"). As a result, New Skies Investments S.a.r.l., New Skies Holding B.V. and New Skies Satellites B.V. will become indirect wholly-owned subsidiaries of the Issuer.

        Although the Reorganization will not be completed until immediately prior to the consummation of this offering, unless we specifically state otherwise, all information in this prospectus assumes that the Reorganization has occurred as of the date hereof.

Corporate Structure

        The charts below summarize our ownership structure before and after giving effect to the Reorganization.

Pre-Reorganization Structure

Post-Reorganization Structure

(1)
On November 2, 2004, the investment funds contributed to New Skies Investments S.a.r.l. aggregate proceeds of approximately $163.0 million in the form of preferred equity certificates, convertible preferred equity certificates and equity. In connection with the internal restructuring, the convertible preferred equity certificates and preferred equity certificates will be exchanged for newly issued convertible preferred equity certificates and preferred equity certificates, and New Skies Satellites Holdings Ltd. will directly and indirectly own 100% of the equity, convertible preferred equity certificates and preferred equity certificates in New Skies Investments S.a.r.l.

(2)
The senior secured credit facilities (as amended concurrently with this offering) consist of a $460.0 million senior secured term loan facility that matures in May 2011 and a $75.0 million senior secured revolving credit facility that matures in November 2010. As of March 31, 2005, there was $371.2 million outstanding under the term loan facility and no outstanding borrowings under the revolving credit facility. As of March 31, 2005, $2.3 million of standby letters of credit were outstanding under the revolving credit facility. We intend to use approximately $131.2 million of the net proceeds from this offering to repay borrowings under the term loan facility. See "Description of Indebtedness—Senior Secured Credit Facilities."

(3)
In November 2004, New Skies Holding B.V. entered into a Subordinated Shareholder PIK Loan with New Skies Investments S.a.r.l. in an aggregate principal amount of $153.0 million, with interest accruing on such loan at a rate of 11.375% annually. Also in November 2004, New Skies Satellites B.V. entered into a Subordinated Shareholder PIK Loan with New Skies Holding B.V. in an aggregate amount of $153.0 million, with interest accruing on such loan at a rate of 11.5% annually. The maturity date of each of the Subordinated Shareholder PIK Loans is April 2014. The Subordinated Shareholder PIK Loans rank subordinate to any of our third-party indebtedness so long as the senior secured credit facilities or the notes remain outstanding and cannot be accelerated while the senior secured credit facilities or the notes remain outstanding. In connection with this offering, we intend to amend the terms of the Subordinated Shareholder PIK Loans to provide for the option to make payments of principal and interest in cash or in-kind.

(4)
In November 2004, New Skies Satellites B.V. issued $160.0 million aggregate principal amount of Senior Floating Rate Notes due 2011. The senior floating rate notes bear interest at a rate per annum, reset semi-annually, equal to LIBOR plus 5 1/8%. As of March 31, 2005, the senior floating rate notes accrued interest at the rate of approximately 7.4%. See "Description of Indebtedness—Senior Floating Rate Notes due 2011."

(5)
In November 2004, New Skies Satellites B.V. issued $125.0 million aggregate principal amount of 9 1/8% Senior Subordinated Notes due 2012. See "Description of Indebtedness—9 1/8% Senior Subordinated Notes due 2012."

        The principal offices of the Issuer are located at Canon's Court, 22 Victoria Street, Hamilton HM12 Bermuda, and its telephone number is (441) 295-1433. The principal offices of our main operating company, New Skies Satellites B.V., are located at Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands, and its telephone number at that address is +31-70-306-4100. We maintain a website at www.newskies.com. Information contained on our website does not constitute a part of this prospectus and is not being incorporated by reference herein.

The Offering

Shares of common stock offered by New Skies Satellites Holdings Ltd.	11,900,000 shares
Shares of common stock outstanding after this offering	30,603,664 shares
Percentage of shares of common stock to be outstanding after this offering	38.9%
Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $180.5 million.
We intend to:
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indirectly contribute approximately $131.2 million of the net proceeds to New Skies Satellites B.V., in the form of an intercompany loan, which proceeds will then be used to repay a portion of the outstanding borrowings under the term loan facility and pay accrued interest thereon;
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indirectly contribute approximately $43.2 million of the net proceeds to an indirect subsidiary of the Issuer, which proceeds will then be loaned to the Issuer to pay a dividend to existing shareholders; and
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indirectly contribute approximately $6.1 million of the net proceeds to New Skies Satellites B.V., which proceeds will then be used to pay a termination fee to Blackstone Management Partners IV L.L.C. in connection with the anticipated termination of the transaction and monitoring fee agreement. See "Certain Relationships and Related Part Transactions—New Arrangements—Transaction and Monitoring Fee Agreement."
We also intend to use any net proceeds we receive from any shares sold pursuant to the underwriters' over-allotment option to pay a dividend to existing shareholders. See "Use of Proceeds."
Dividend policy
Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating expenses and working capital requirements, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our shareholders.

In February 2005, we made a distribution of $88.0 million to our existing shareholders. In addition, we expect to pay a dividend of $43.2 million to existing shareholders from the net proceeds of this offering (excluding any dividend that may be paid to them if and when the underwriters exercise their over-allotment option).

New York Stock Exchange symbol	NSE

        Unless we specifically state otherwise, all information in this prospectus:

  •
  assumes no exercise by the underwriters of their option to purchase additional shares;

  •
  assumes that we will issue a stock dividend of 17,255,074 shares of common stock to existing shareholders as part of the Reorganization; and

  •
  excludes 4,500,000 shares of common stock that we plan to reserve for issuance under the New Skies Satellites Stock Incentive Plan (the "Stock Incentive Plan"), including options to acquire the equivalent of 853,635 shares of our common stock (net of any exercise cost), which are expected to be outstanding immediately prior to the consummation of this offering.

Risk Factors

        Investing in our common stock involves substantial risk. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" in deciding whether to invest in our common stock.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL, OPERATING AND OTHER DATA

        Set forth below is summary consolidated historical financial and other data of New Skies Investments S.a.r.l. and summary consolidated pro forma financial and other data of New Skies Satellites Holdings Ltd. at the dates and for the periods indicated. The Issuer is a recently formed Bermuda holding company which does not have any independent external operations other than through the indirect ownership of the New Skies Satellites business. Accordingly, no separate historical financial statements of the Issuer on a stand-alone basis are included in this prospectus. For the purposes of this prospectus, all financial and other information herein relating to periods prior to the completion of the Transactions, including certain of the summary consolidated historical financial and other operating data presented below, is that of New Skies Satellites N.V., as the predecessor accounting entity to New Skies Investments S.a.r.l. The summary consolidated historical statement of operations data and summary consolidated historical statement of cash flow data for the fiscal years ended December 31, 2002 and 2003, the period January 1, 2004 to November 1, 2004 and the period November 2, 2004 to December 31, 2004 and the summary consolidated historical balance sheet data as of December 31, 2003 and 2004 were derived from the audited consolidated historical financial statements of New Skies Investments S.a.r.l. and related notes included elsewhere in this prospectus. The summary consolidated historical statement of operations data and summary consolidated historical statement of cash flow data for the three month periods ended March 31, 2004 and 2005 and the summary consolidated historical balance sheet data as of March 31, 2005 were derived from the unaudited consolidated historical financial statements of New Skies Investments S.a.r.l. and related notes included elsewhere in this prospectus. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, which are of a normal recurring nature, that we consider necessary for a fair statement of our consolidated financial position and results of operations for the interim periods presented. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

        The summary unaudited pro forma consolidated financial and other data for New Skies Satellites Holdings Ltd. have been prepared to give effect to the Transactions, the Reorganization, the amended agreement for NSS-8, this offering and the application of the net proceeds therefrom as if they had occurred on January 1, 2004, in the case of the unaudited pro forma consolidated statement of operations data, and to the Reorganization, this offering and the application of the net proceeds therefrom as if they had occurred on March 31, 2005, in the case of unaudited pro forma consolidated balance sheet data. Assumptions underlying the pro forma adjustments are described in the notes to the unaudited pro forma condensed consolidated financial statements appearing elsewhere in this prospectus, which should be read in conjunction with these unaudited pro forma condensed consolidated financial statements.

        The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Please see the notes to our unaudited pro forma condensed consolidated financial statements for a more detailed discussion of how pro forma adjustments are presented in our unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial information is provided for informational purposes only. The summary unaudited pro forma consolidated financial data do not purport to represent what our results of operations or financial position actually would have been if the Transactions, the Reorganization, the amended agreement for NSS-8, this offering and the application of the net proceeds therefrom had occurred at any date, nor do such data purport to project the results of operations for any future period.

        The summary consolidated historical and pro forma financial, operating and other data should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Information," "Selected Consolidated Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements of New Skies Investments S.a.r.l. and related notes included elsewhere in this prospectus.

	Predecessor				Predecessor	Successor
				Successor				Pro Forma As Adjusted Three Months Ended March 31, 2005
	Year Ended December 31,				Three Months Ended March 31,		Pro Forma As Adjusted Year Ended December 31, 2004
			Period from January 1, 2004 to November 1, 2004	Period from November 2, 2004 to December 31, 2004
	2002	2003			2004	2005
	(In millions, except per share data, operating data and percentages)
Statement of Operations Data:
Revenues from telecommunication services	$200.5	$214.9	$175.4	$35.3	$51.9	$58.2	$210.7	$58.2

Operating expenses:
Cost of operations	50.7	53.2	45.4	10.9	13.8	11.0	56.3	11.0
Selling, general and administrative	39.5	42.1	35.8	18.0	11.7	14.3	53.6	13.9
Transaction related expenses	—	—	26.4	—	—	—	26.4	—
Depreciation	80.6	99.9	86.4	16.0	25.9	23.5	96.9	23.5

Total operating expenses	170.8	195.2	194.0	44.9	51.4	48.8	233.2	48.4

Gain arising on frequency coordination(1)	—	—	32.0	—	—	10.0	32.0	10.0

Operating income (loss)	29.7	19.7	13.4	(9.6)	0.5	19.4	9.5	19.8
Interest expense, net	0.5	1.2	1.4	9.8	0.3	18.9	39.2	14.3

Income (loss) before income tax expense (benefit)	29.2	18.5	12.0	(19.4)	0.2	0.5	(29.7)	5.5
Income tax expense (benefit)	10.5	6.7	4.3	(5.4)	0.1	0.1	(9.1)	1.8

Income (loss) before cumulative effect of change in accounting principle	18.7	11.8	7.7	(14.0)	0.1	0.4	(20.6)	3.7
Cumulative effect of change in accounting principle, relating to goodwill, net of taxes(2)	(23.4)	—	—	—	—	—	—	—

Net income (loss)	$(4.7)	$11.8	$7.7	$(14.0)	$0.1	$0.4	$(20.6)	$3.7

Net Income (Loss) Per Share Data(3):
Basic and diluted net income (loss) per share:
Net income (loss) per share	$(0.04)	$0.10	$0.06	$(322.61)	$0.00	$8.88	$(0.67)	$0.12
Weighted average shares—basic (in thousands)	130,342	119,499	118,099	43	117,856	44	30,604	30,604
Weighted average shares—diluted (in thousands)	130,342	120,678	119,850	43	119,537	44	30,604	31,457
Balance Sheet Data (end of period):
Cash and cash equivalents	$8.3	$23.3	n/a	$38.0	n/a	$36.7	n/a	$36.7
Total current assets	58.5	79.9	n/a	84.9	n/a	86.9	n/a	86.9
Communications, plant and other property	1,058.1	1,026.6	n/a	895.9	n/a	706.8	n/a	706.9
Total assets	1,128.0	1,115.8	n/a	1,030.3	n/a	867.9	n/a	864.9
Total debt(4)	10.0	—	n/a	909.3	n/a	740.7	n/a	525.0
Total shareholders' equity (deficiency)	1,019.0	1,001.8	n/a	(11.8)	n/a	(7.9)	n/a	206.6
Statement of Cash Flow Data:
Net cash provided by operating activities	$113.0	$109.8	$111.2	$30.0	$29.6	$37.1	n/a	n/a
Net cash provided by (used in) investing activities	(231.4)	(43.5)	(7.7)	(866.1)	(2.2)	135.5	n/a	n/a
Net cash provided by (used in) financing activities	(11.7)	(51.9)	(6.4)	873.7	(1.2)	(173.8)	n/a	n/a

	Predecessor				Predecessor	Successor
	Year Ended December 31,			Successor	Three Months Ended March 31,
			Period from January 1, 2004 to November 1, 2004	Period from November 2, 2004 to December 31, 2004
	2002	2003			2004	2005
	(In millions, except operating data)
Other Data:
Adjusted EBITDA(5)	$115.2	$127.0	$100.6	$19.9	$28.5	$36.8
Capital expenditures:
New satellites	210.2	38.1	3.3	3.4	0.7	(166.2)
Non-satellite	21.2	5.4	4.4	1.0	1.5	0.8
Contractual backlog (at period end)(6)	706.1	672.1	n/a	517.0	645.5	557.6
Operating Data (at end of period):
Number of satellites in commercial operation (station-kept)	4	5	5	5	5	5
Number of transponders(7):
C-band	123	178	178	178	178	178
Ku-band	74	146	146	146	146	146
Satellite fleet fill rate(8)	67%	48%	n/a	55%	48%	60%

(1)
Reflects a one-time payment from Intelsat LLC of $32.0 million in 2004 and a one-time payment from SES Global affiliates of $10.0 million in 2005 following the successful resolution of certain longstanding frequency coordination matters.

(2)
As of January 1, 2002, we adopted Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). This standard eliminates goodwill amortization from the Consolidated Statement of Operations and requires an evaluation of goodwill for impairment upon adoption of this standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. Upon adoption of SFAS No. 142, we performed a transitional impairment test on the goodwill resulting from the purchase of New Skies Networks Pty Ltd. in March 2000. As a result of this impairment test, we recorded an impairment charge of approximately $23.4 million, which is classified as a cumulative effect of a change in accounting principle.

(3)
Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares outstanding. The computation of diluted net income (loss) per share is similar to basic net income (loss) per share, except that it assumes the potentially dilutive securities were converted to shares as of the beginning of the period. Unaudited pro forma basic and diluted net income (loss) per share has been calculated in accordance with the Securities and Exchange Commission rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure, the number of shares whose sale proceeds will be used to repay any debt as well as to pay a dividend as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic net income (loss) per share calculation for the year ended December 31, 2004 has been adjusted to reflect 18,559,245 shares outstanding pursuant to the Reorganization, the 11,900,000 shares issued in this offering and the issuance of options that immediately convert to the equivalent of 144,419 shares of our common stock (net of any exercise cost) under the Stock Incentive Plan.

Since
we had a pro forma net loss for the year ended December 31, 2004 shares issuable pursuant to previously existing options would have had an antidilutive effect, and therefore have been excluded from the computation of net income (loss) per share for this period.

For the three months ended March 31, 2005, the pro forma weighted average shares for purposes of the unaudited pro forma basic net income (loss) per share calculation has also been adjusted to reflect 18,559,245 shares outstanding pursuant to the Reorganization, the 11,900,000 shares issued in this offering and the issuance of options that immediately convert to the equivalent of 144,419 shares of our common stock (net of any exercise cost) under the Stock Incentive Plan. Diluted net income per share for the three months ended March 31, 2005 was calculated including 853,635 share equivalents that relate to outstanding stock options which we expect to issue and have outstanding in conjunction with this offering.

(4)
Total debt is calculated as the sum of short-term and long-term third-party debt (including borrowings under the senior secured credit facilities, fixed and floating rate notes, and the preferred equity securities subject to mandatory redemption). We pay a portion of the purchase price for each of our satellites (100% in the case of NSS-8) as in-orbit performance incentives. Our obligation to pay in-orbit performance incentives depends upon the satisfactory performance of each satellite during its contractual design life. Total debt does not include short-term and long-term satellite performance incentives, which liabilities are contingent and were $36.9 million and $35.3 million as of December 31, 2004 and March 31, 2005, respectively. Pro forma total debt reflects the use of a portion of proceeds from this offering to repay $131.2 million of the term loan facility as well as the reclassification to shareholders'

  equity of the par value of the preferred equity securities subject to mandatory redemption and the related accrued interest.

(5)
Adjusted EBITDA is defined as EBITDA (i.e., earnings before interest, taxes, depreciation and amortization), further adjusted to give effect to adjustments required in calculating covenant ratios and compliance under the indentures governing the notes and the senior secured credit facilities. We use Adjusted EBITDA to give effect to adjustments required in calculating covenant ratios and compliance under the indentures governing the notes and the senior secured credit facilities. For instance, both the indentures governing the notes and the senior secured credit facilities contain financial ratios that are calculated by reference to Adjusted EBITDA. Non-compliance with the financial ratio maintenance covenants contained in the senior secured credit facilities could result in the requirement to immediately repay all amounts outstanding under such facilities, while non-compliance with the debt incurrence ratio contained in the indentures governing the notes would prohibit us from being able to incur additional indebtedness other than pursuant to specified exceptions. Adjusted EBITDA is not presented as an alternative measure of operating results or cash flows provided by operating activities, as determined in accordance with generally accepted accounting principles in the U.S. Adjusted EBITDA as presented in this prospectus may not be comparable to similarly titled measures reported by other companies. The following table sets forth the reconciliation of net cash provided by operating activities and net income (loss) to EBITDA and Adjusted EBITDA for the periods indicated.

  Reconciliation of Net Cash Provided by Operating Activities to Net Income (Loss):

	Predecessor				Predecessor	Successor
	Year Ended December 31,			Successor	Three Months Ended March 31,
			Period from January 1, 2004 to November 1, 2004	Period from November 2, 2004 to December 31, 2004
	2002	2003			2004	2005
	(In millions)

Net cash provided by operating activities	$113.0	$109.8	$111.2	$30.0	$29.6	$37.1
Depreciation	(80.6)	(99.9)	(86.4)	(16.0)	(25.9)	(23.5)
Cumulative effect of change in accounting principle	(23.4)	—	—	—	—	—
Deferred taxes	(1.4)	(0.9)	(1.7)	5.6	(0.2)	0.0
Stock compensation expense	(1.0)	(2.2)	(5.9)	—	(0.7)	(3.5)
Amortization of debt issuance costs	(1.0)	(0.6)	(0.3)	(0.9)	(0.2)	(4.5)
Change in operating assets and liabilities, net of effects of acquisition	(10.3)	5.6	(9.2)	(32.7)	(2.5)	(5.2)

Net Income (loss)	$(4.7)	$11.8	$7.7	$(14.0)	$0.1	$0.4

  Reconciliation of Net Income (Loss) to EBITDA

	Predecessor				Predecessor	Successor
	Year Ended December 31,			Successor	Three Months Ended March 31,
			Period from January 1, 2004 to November 1, 2004	Period from November 2, 2004 to December 31, 2004
	2002	2003			2004	2005
	(In millions)

Net income (loss)	$(4.7)	$11.8	$7.7	$(14.0)	$0.1	$0.4
Income tax expense (benefit)	10.5	6.7	4.3	(5.4)	0.1	0.1
Interest expense, net	0.5	1.2	1.4	9.8	0.3	18.9
Depreciation	80.6	99.9	86.4	16.0	25.9	23.5

EBITDA	$86.9	$119.6	$99.8	$6.4	$26.4	$42.9

  Reconciliation of EBITDA to Adjusted EBITDA

	Predecessor				Predecessor	Successor
	Year Ended December 31,			Successor	Three Months Ended March 31,
			Period from January 1, 2004 to November 1, 2004	Period from November 2, 2004 to December 31, 2004
	2002	2003			2004	2005
	(In millions)

EBITDA	$86.9	$119.6	$99.8	$6.4	$26.4	$42.9
Cumulative effect of change in accounting principle	23.4	—	—	—	—	—
Gain arising on frequency coordination(a)	—	—	(32.0)	—	—	(10.0)
Costs related to the Transactions(b)	—	—	26.4	—	—	—
Unused satellite capacity leased from third party(c)	3.9	5.2	4.6	0.2	1.4	—
One-time customer settlements	—	—	—	10.3	—	—
Expense incurred with respect to employee severance	—	—	—	2.8	—	—
Costs related to non-cash stock compensation	1.0	2.2	1.8	—	0.7	3.5
Monitoring fee paid to Blackstone Management Partners IV L.L.C.	—	—	—	0.2	—	0.4

Adjusted EBITDA	$115.2	$127.0	$100.6	$19.9	$28.5	$36.8

  (a)
  Reflects a one-time payment from Intelsat LLC of $32.0 million in 2004 and a one-time payment from SES Global affiliates of $10.0 million in 2005 following the successful resolution of certain longstanding frequency coordination matters.

  (b)
  Represents non-recurring costs incurred in connection with the Transactions.

  (c)
  For all periods presented, the respective amount reflects costs related to unused capacity on leased transponders, with the underlying contract terminating in November 2004.

(6)
Contractual backlog represents the actual dollar amount (without discounting for present value) of the expected future cash payments to be received from customers under all long-term contractual satellite service agreements, which may extend to the end of the life of the satellite or beyond to a replacement satellite. Contractual backlog is attributable to both satellites currently in orbit and those planned for future launch.

(7)
Number of transponders reflects transponder capacity available for service and is calculated based upon the total number of transponders, stated in 36 MHz equivalents. See "Business—Our Satellites—Overview of satellite fleet" for additional information.

(8)
Satellite fleet fill rate is defined as the number of our revenue-generating transponders (expressed in 36 MHz units) divided by our transponder capacity available for service. In April 2002, NSS-7 was launched, and following the transition of traffic from NSS-K and NSS-5, entered commercial service in August 2002. NSS-5 was then drifted to the Pacific Ocean region and entered commercial service in January 2003 at its new orbital location. Following the launch of NSS-6 in December 2002, it entered commercial service in February 2003. Our 2002 and 2003 satellite fleet fill rates do not include our NSS-513 satellite, which we operated in an inclined orbit and removed from service in 2003. See also "Business—Our Satellites—Overview of satellite fleet."

RISK FACTORS

        An investment in our common stock involves risks. You should carefully consider the risks described below, together with the other information in this prospectus, before you make a decision to purchase our common stock.

Risks Relating to Our Dividend Policy

You may not receive any dividends, and the reduction or elimination of dividends would negatively affect the market price of our common stock.

        While we expect to pay quarterly dividends on our common stock, we have no obligation to do so. Dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. For example, we may not generate sufficient cash from operations in the future, or we might suffer an uninsured loss of a satellite requiring significant and unplanned capital expenditures, resulting in an inability to pay dividends on our common stock in the intended amounts or at all. In addition, New Skies Satellites B.V. is subject to certain restrictions on payment of dividends under the senior secured credit facilities and the indentures governing the notes which, if triggered, may result in our modification or elimination of dividends. Additionally, our need for cash to fund capital expenditures to replace our existing satellites is projected to significantly increase in 2010. Under those circumstances, our board of directors may decide to use cash from operations for increased capital expenditures or to take advantage of new growth opportunities. Absent the incurrence of additional debt or increased net cash provided by operating activities, higher capital expenditures will restrict our ability to pay dividends. Restrictions under the laws of The Netherlands, Bermuda, Luxembourg and Ireland may also limit our ability to make dividend payments. See "Dividend Policy and Restrictions." Any reduction or elimination of dividends would adversely affect the market price of our common stock.

Higher capital expenditures in the future may require us to borrow funds for dividend payments and such borrowed funds may not be available to us.

        In the future we will need to start replenishing our satellite fleet, which will require significantly increased capital expenditures. Of our five in-orbit satellites, NSS-5 and NSS-7 are scheduled to be taken out of service in 2014, and NSS-806 is scheduled to be taken out of service in 2015. As a result, we expect that our need for cash to replenish satellites will significantly increase beginning in 2010. Higher capital expenditures for satellite construction will reduce our excess cash flow and, without incurring additional indebtedness, we may be unable to finance our dividends. Cash outlays for satellite construction will impede our excess cash flow and, absent additional debt, our ability to pay dividends will be severely restricted.

        Our ability to fund dividends during a high cost capital expenditure period will depend on our ability to incur additional indebtedness. Our ability to incur additional indebtedness and refinance existing indebtedness in the future will depend on our financial and operating performance; our ability to comply with restrictions in our existing debt agreements; market, financial and other economic factors beyond our control; and the ability to refinance our subsidiary's debt agreements on terms no less favorable than our subsidiary's existing debt agreements. Additionally, the senior secured revolving credit facility and senior secured term loan facility mature in 2010 and 2011, respectively. Further, depending on market conditions, even if we are able to obtain financing for our capital expenditures or to refinance the existing indebtedness, the terms of the financing may limit, or even prohibit, our ability to pay dividends.

The Issuer is a holding company with no operations, and unless it receives dividends, distributions, advances, transfers of funds or other payments from its subsidiaries, it will be unable to pay dividends on its common stock and meet its other obligations, if any.

        The Issuer is a holding company and conducts all of its operations through its subsidiaries. It does not have, apart from its indirect ownership of New Skies Satellites B.V. (through its other subsidiaries, which are intermediary holding companies of New Skies Satellites B.V.), any independent operations. As a result, it will rely on dividends and other payments or distributions from New Skies Satellites B.V. and its other subsidiaries to pay dividends on its common stock and other obligations, if any. The ability of New Skies Satellites B.V. and our other subsidiaries to pay dividends or make other payments or distributions to their shareholders will depend on New Skies Satellites B.V.'s operating results and may be restricted by, among other things, laws of The Netherlands, the covenants contained in the senior secured credit facilities and the indentures governing the notes, and the covenants of any future outstanding indebtedness the Issuer or its subsidiaries incur. The ability of our Luxembourg subsidiaries to pay dividends or make other payments or distributions to its shareholders may be restricted by the laws of Luxembourg. See "Dividend Policy and Restrictions."

We may not receive sufficient cash from our Dutch subsidiaries, which could limit our ability to pay dividends.

        Pursuant to Dutch law and under the provisions of the senior secured credit facilities and the indentures governing the notes, our Dutch subsidiaries may make distributions to its shareholders only to the extent that its shareholder's equity exceeds the aggregate of its paid up nominal share capital and the amount of mandatory reserves that must be maintained under Dutch law (such excess, if any, constituting "freely distributable reserves"). If either of these companies does not have sufficient freely distributable reserves, it will limit their ability to pay dividends.

        We have considered several strategies for distributing cash out of each of these companies in the absence of sufficient freely distributable reserves. For example, each of these companies will, subject to the corporate benefit test (as described in the paragraph below) and general rules of Dutch law concerning fraudulent conveyance and/or tort, be permitted to make distributions in respect of interest and principal repayment on the Subordinated Shareholder PIK Loans and the indirect intercompany loans that we will make with a portion of the offering proceeds, as discussed in "Use of Proceeds" (collectively, the "Subordinated Loans"), even if there are no freely distributable reserves. Other strategies that we have considered include loans from the Issuer's subsidiaries to the Issuer (the "upstream loans"), additional capital raising transactions and disposals of appreciated assets. These other strategies, however, may not be available or we may not choose to pursue them. As a result, once the Subordinated Loans are repaid, these companies may no longer be able to make distributions unless there are sufficient profits. Furthermore, all of these strategies (including any upstream loans) will be subject to certain general principles of Dutch law (and any other applicable law) stipulating, among other things, that they be carried out in line with the corporate benefit of the company and taking into account the position of creditors as well as the view of the management board.

        We anticipate that any such upstream loans will be made indirectly by our Irish subsidiaries on an interest-free basis. Indirect lending activities using our Irish subsidiaries, however, will require compliance with applicable Irish law. We may not be able, under applicable Irish law, to use our Irish subsidiaries for purposes of making these upstream loans, or to structure these upstream loans in a manner that ensures that none of our Irish or Dutch subsidiaries realizes taxable interest income.

        We may also take the position that our Dutch subsidiaries will have freely distributable reserves to the extent of the value of our Irish subsidiaries, which will be transferred to our Dutch subsidiaries immediately following the initial public offering. The decision as to whether to take the position that our Dutch subsidiaries' freely distributable reserves will be increased by the value of our Irish subsidiaries will not be made until we have produced audited financial statements for our Dutch subsidiaries for fiscal 2005. Until this time, we cannot determine whether (and to what extent) the value of our Irish subsidiaries will increase the freely distributable reserves of our Dutch subsidiaries. If we were to take the position that our Dutch subsidiaries' freely distributable reserves were increased by the value of our Irish subsidiaries, it is possible that any distributions made on that basis may be challenged before a Dutch court by interested parties (notably creditors or a receiver in bankruptcy) should it be demonstrated that the value of our Irish subsidiaries could not have been (fully) recognized by our Dutch subsidiaries for purposes of determining the amount of the distributable reserves.

Our Dutch subsidiaries may become subject to the structure regime under Dutch law, which could affect their decisions about whether to fund future dividends or to enter into future intercompany loans or other arrangements.

        Under Dutch law, the shareholders of an ordinary B.V. company have substantial power over the company and its management board through their right to appoint and dismiss the managing directors. Although our Dutch subsidiaries each currently qualify as an ordinary Dutch B.V. company, any one of them may become subject to the "structure regime" under Dutch law in 2008. Once subject to the structure regime, the company would be required to amend its articles of association and institute a mandatory supervisory board, which would limit the ability of shareholders to appoint and dismiss its managing directors, which could adversely affect the payment of dividends to the Issuer.

        The structure regime obliges the company to install a supervisory board consisting of at least three members in addition to its management board. The supervisory board is a non-executive board that has the duty to supervise the policy of the management board and the general course of affairs of the company and has the exclusive right to appoint (and dismiss) members of the management board. In addition, the supervisory board has the right of prior approval of important management decisions pertaining to, among other things, the issuance or acquisition of shares in the company or debt instruments issued by the company, the entry into or termination of significant long-term joint venture agreements, material participations in other businesses or investments, and employment reorganizations or change in working conditions. The supervisory board members are appointed by the general meeting of shareholders following a recommendation by the supervisory board itself. A company's Works Council (which is discussed below) has the right to make sub-recommendations for a maximum of one-third of the total number of the supervisory board members, which recommendations the supervisory board must follow. If the general meeting of the shareholders loses confidence in the supervisory board, it has the right to remove the entire supervisory board. In that case, the Dutch court will appoint an interim supervisory board, which then will make a binding recommendation to form a new supervisory board.

New Skies Satellites B.V.'s formation of a Works Council under Dutch law may affect its decisions about whether to fund future dividends or to enter into future intercompany loans or major investments.

        In 2004, New Skies Satellites B.V. established a "Works Council" in accordance with the Dutch Works Councils Act (Wet op de ondernemingsraden), pursuant to which an employer of at least 50 persons must form a Works Council. A Works Council is a group of employees, elected by their peers, who liaise with company management on certain business, employment and employee benefit matters. New Skies Satellites B.V.'s Works Council includes seven of its Netherlands-based employees. New Skies Satellites B.V. must seek the Works Council's advice or consent on certain business matters that affect the company or its Netherlands-based employees and must consider the Works Council's views before concluding any such matters. Such business matters include, among others: (1) a transfer of control of the undertaking or any division thereof; (2) a significant change in the organization of the undertaking or in the division of powers within the undertaking; (3) the taking up of a significant credit on behalf of the undertaking (such as any future intercompany loans); (4) the granting of a significant credit (including any upstream loans entered into as part of the cash distribution policy of New Skies Satellites B.V.) or (5) the making of a major investment. If the Works Council does not support the distribution of cash by New Skies Satellites B.V., this could adversely impact the Issuer's ability to pay dividends on its common stock.

Our dividend policy may limit our ability to pursue growth opportunities.

        Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating expenses and working capital requirements, interest and principal payments on our subsidiary's indebtedness and capital expenditures as regular quarterly dividends to our shareholders. In developing this policy, we have made assumptions for and judgments about the first four full fiscal quarters following the closing of this offering as to our expected results of operations, anticipated levels of capital expenditures, cash interest expense, income taxes and working capital, and the continued availability of borrowings under our subsidiary's revolving credit facility. As a result of the dividend policy, our ability to finance any material expansion of our business or to fund our operations may be more limited than if we had retained all of our net cash provided by operating activities. In addition, our ability to pursue any material expansion of our business, including through acquisitions or increased capital spending, will depend more than it otherwise would on our ability to obtain third party financing. Such financing may not be available to us at an acceptable cost, or at all. See "Dividend Policy and Restrictions."

Risks Relating to Our Indebtedness

Our subsidiary has a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, support our dividend policy, comply with our subsidiary's debt covenants and repay our subsidiary's indebtedness.

        As of December 31, 2004 (on a pro forma basis after giving effect to the Reorganization, the amended agreement for NSS-8, this offering and the application of the net proceeds therefrom) and March 31, 2005 (on a pro forma basis after giving effect to the Reorganization, this offering and the application of the net proceeds therefrom), New Skies Satellites B.V. would have had outstanding indebtedness of $525.8 million and $525.0 million, respectively, and availability of $71.9 million and $72.7 million, respectively (including standby letters of credit of $2.3 million for both dates) under the revolving credit facility.

        The substantial indebtedness of New Skies Satellites B.V. could have important consequences to you. For example, it could:

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  make it more difficult for us to pay dividends on our common stock;

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  make it more difficult for us to satisfy our obligations with respect to the indebtedness of New Skies Satellites B.V., and any failure to comply with the obligations of any of the debt instruments of New Skies Satellites B.V., including financial and other restrictive covenants, could result in an event of default under the indentures governing the notes and the agreements governing such other indebtedness, which could lead to, among other things, cross default and acceleration of our indebtedness;

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  require New Skies Satellites B.V. to dedicate a substantial portion of its cash flow to pay principal and interest on its debt, which will reduce the funds available for working capital, capital expenditures, payment of dividends, acquisitions and other general corporate purposes;

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  limit our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

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  make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

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  limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy or other purposes; and

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  place us at a disadvantage compared to our competitors who have less debt.

        Any of the above listed factors could materially and adversely affect our business and results of operations. Furthermore, the interest expense of New Skies Satellites B.V. could increase if interest rates increase because the entire amount of debt under the senior floating rate notes and the senior secured credit facilities bears interest at floating rates. See "Description of Indebtedness—Senior Secured Credit Facilities" and "—Senior Floating Rate Notes due 2011." Based on the outstanding floating rate indebtedness as of March 31, 2005 and giving pro forma effect to the use of proceeds of this offering, a 1% increase in the average interest rate would increase future interest expense by approximately $4.0 million per year. If New Skies Satellites B.V. does not have sufficient earnings to service its debt, it may be required to refinance all or part of its existing debt, reduce or eliminate dividend payments, sell assets, borrow more money or sell securities, which it may not be able to do. If any of these situations were to occur, the Issuer may not be able to pay dividends to its shareholders.

        We will be able to incur significant additional indebtedness in the future. Although the indentures governing the notes and the credit agreement governing the senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. If new debt is added to our anticipated debt levels, the related risks that we now face, including those described above, could intensify.

To service our subsidiary's indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our subsidiary's debt service obligations could harm our business, financial condition and results of operations.

        For the year ended December 31, 2004 (on a pro forma basis after giving effect to the Reorganization, the amended agreement for NSS-8, this offering and the application of the net proceeds therefrom) and the twelve months ended March 31, 2005 (on a pro forma basis after giving effect to the Reorganization, this offering and the application of the net proceeds therefrom), our subsidiary's payment obligations with respect to its indebtedness (excluding satellite performance incentives) would have consisted of approximately $2.4 million of principal payments. In addition, for the year ended December 31, 2004 and the twelve months ended March 31, 2005, our subsidiary would have had approximately $35.5 million and $38.2 million of cash interest payments, respectively. Our ability to make scheduled dividend payments and our subsidiary's ability to pay interest on and principal of the notes and to satisfy its other debt obligations principally will depend upon our future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments.

        If New Skies Satellites B.V. does not generate sufficient cash flow provided by operating activities to satisfy its debt service obligations, it may have to undertake alternative financing plans, such as refinancing or restructuring its indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Its ability to restructure or refinance such debt will depend on the capital markets and our financial condition at such time. Any refinancing of our subsidiary's debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments, including the senior secured credit facilities and the indentures governing the notes, may restrict us from adopting some of these alternatives. Furthermore, the investment funds do not have any obligation to provide us with debt or equity financing in the future. Our subsidiary's inability to generate sufficient cash flow to satisfy the debt service obligations, or to refinance its obligations on commercially reasonable terms, would have an adverse effect, which could be material, on our business, financial position, results of operations and cash flows, as well as on our subsidiary's ability to satisfy its obligations in respect of the notes and the senior secured credit facilities.

The terms of the senior secured credit facilities and the indentures governing the notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

        The senior secured credit facilities and the indentures governing the notes contain, and any future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions that may limit our ability to engage in acts that may be in our best long-term interests. The senior secured credit facilities include financial covenants, including requirements that New Skies Satellites B.V.:

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  maintain a minimum interest coverage ratio; and

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  not exceed a maximum total leverage ratio.

        In addition, the senior secured credit facilities will limit the ability of New Skies Satellites B.V. to make capital expenditures and will require that New Skies Satellites B.V. use proceeds of certain asset sales that are not invested in our business to repay indebtedness under the senior secured credit facilities.

        The senior secured credit facilities also include covenants restricting, among other things, the ability of New Skies Satellites B.V. to:

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  incur liens;

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  incur additional debt (including guaranties);

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  pay dividends, or make redemptions and repurchases, with respect to capital stock;

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  prepay, or make redemptions and repurchases, of subordinated debt;

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  make loans and investments;

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  reduce our insurance coverage;

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  engage in mergers, consolidations, acquisitions, disposition of assets and sale/leaseback transactions;

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  change the business conducted by us; and

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  amend the terms of subordinated debt.

        The indentures relating to the notes contain numerous covenants including, among other things, restrictions on the ability of New Skies Satellites B.V. to:

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  incur additional debt or issue preferred stock;

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  pay dividends or make distributions on capital stock or repurchase capital stock;

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  make certain investments;

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  create liens on assets to secure debt;

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  enter into transactions with affiliates;

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  merge or consolidate with another company; and

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  transfer and sell assets.

        The operating and financial restrictions and covenants in any future financing agreements may adversely affect our ability to make scheduled dividend payments, finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in the senior secured credit facilities could result in a default under the senior secured credit facilities. If any such default occurs, the lenders under the senior secured credit facilities may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, enforce their security interest or require us to apply all of our available cash to repay these borrowings, any of which would result in an event of default under the notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If our subsidiary is unable to repay outstanding borrowings when due, the lenders under the senior secured credit facilities will have the right to proceed against the collateral granted to them to secure the debt owed to them. If the debt under the senior secured credit facilities were to be accelerated, our subsidiary's assets may not be sufficient to repay such debt in full or to repay the notes and our subsidiary's other debt. See "Description of Indebtedness."

Risks Relating to Our Business

We may experience satellite equipment failures that impair the commercial performance of our satellites, which could lead to lost revenues.

        During and after their launch, satellites are subject to in-orbit equipment failures, malfunctions, and other kinds of problems, which we refer to collectively as "anomalies." Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, battery cell and other power system failures, satellite control system failures and propulsion system failures. Generally speaking, satellites include certain back-up (or redundant) components that can be placed into service if the primary component suffers an anomaly. In certain cases, however, a redundant component may not be available, in which case the anomaly could degrade commercial performance, reduce transmission capacity, shorten the commercial lives of satellites, or otherwise limit a satellite's revenue generating ability.

        We anticipate that NSS-5, NSS-6, NSS-7, NSS-703, NSS-806 and, assuming a successful launch, NSS-8, will have commercial lives in excess of 12 years from their respective launch dates. It is possible, however, that their commercial lives will be shorter than anticipated. A number of factors will affect the commercial lives of our satellites, including:

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  the amount of propellant used in maintaining the satellite's orbital position or relocating the satellite to a new orbital position (and, for newly-launched satellites, the amount of propellant used during orbit raising following launch);

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  the durability and quality of their construction;

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  the performance of their components; and

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  operational considerations, including operational failures.

        Various anomalies have affected the performance of individual units or systems on our satellites or have reduced or eliminated the number of spare or redundant components or systems. In some cases, this has reduced the satellite's power or available capacity. In others, the anomaly has affected our operations or created a condition that may affect our operations in the future. Failures of certain components on NSS-6 and NSS-7 will prevent us from receiving certain battery telemetry, which will make it more operationally difficult to recondition these satellites' batteries should this procedure become necessary. In one case, the anomaly has affected a potentially critical component, one of two duplicate power subsystem units (called a low voltage bus converter) on NSS-5. In addition to anomalies suffered by our satellites, some satellites that are similar to our satellites have suffered serious anomalies. Most recently, in April 2005, Lockheed Martin informed us that an A2100 satellite suffered a solar array anomaly that resulted in the loss of approximately 50% of the spacecraft's available power. We own two Lockheed Martin A2100 satellites, NSS-6 and NSS-7. In addition, in January 2005, Intelsat, Ltd. announced that its IS-804 satellite, a Lockheed Martin Series 7000 satellite, experienced an electrical power system anomaly that caused the total loss of the spacecraft. We own two Lockheed Martin Series 7000 satellites, NSS-5 and NSS-806. Lockheed Martin is currently investigating the root cause of both the A2100 and Series 7000 anomalies. Until the causes of these anomalies are identified, we cannot determine whether our satellites might suffer similar failures. In December 2004, a Space Systems/LORAL FS 1300 satellite suffered an in-orbit power subsystem anomaly which, it appears, will significantly reduce the satellite's available capacity. We own one Space Systems/LORAL FS 1300 satellite, NSS-703. Based upon currently available information, we believe NSS-703 differs from the satellite that suffered the anomaly with regard to the affected subsystem. It is possible, however, that NSS-703 could suffer a similar anomaly in the future. The NSS-5 low voltage bus converter anomaly has led, and other anomalies in the future may lead, our insurers to place material limitations or exclusions in the applicable insurance policy or policies.

        Like many other satellites, it is likely that our satellites will suffer additional anomalies in the future. Some of these anomalies may affect transponders or other key components, or units that are critical to the satellite's continued operation. In these cases, we may not be able to reconfigure the affected component or unit to allow for its continued operation, or to restore normal operations by using redundant components or units on the satellite. Where service cannot be restored, the failure could cause the satellite to have less capacity available for sale, to suffer a performance degradation, or to cease operating prematurely, either in whole or in part. We do not currently operate any of our satellites as back-up or spare capacity for our other satellites.

        Our satellites may suffer from other problems, such as a loss of propellant, greater than anticipated use of propellant during launch, or malfunctions that could reduce their commercial lives. Acts of war, magnetic, electrostatic or solar storms, space debris or micrometeoroids could also damage our satellites.

        Any full or partial failure of one of our satellites could cause our revenues and backlog to decline and adversely affect our ability to market our capacity and generate future revenues. In addition, an anomaly that has a serious adverse effect on a satellite's overall performance or anticipated future commercial life could require us to reduce the satellite's book value and could cause us to have to expedite our planned replacement program. This, in turn, likely would adversely affect our profitability, our financing needs, and our ability to use available funds for other purposes, including our ability to pay dividends. Anomalies may also cause insurers to include additional exclusions in our insurance policies when they come up for renewal. See "—Insurance expenses may increase, or insurance may become unavailable, or we may decide to employ other strategies for mitigating the risk of a satellite failure."

A significant launch delay or launch failure could affect our ability to satisfy demand for our services, to generate and grow future revenues and to sustain our current dividend policy.

        The launch of any future satellite may not take place as scheduled. Delays in launching satellites are common and can result from construction delays, the unavailability of the launch vehicle when construction has been completed and other factors. We also may experience delays in achieving operational service after launch.

        We currently have one satellite, NSS-8, under construction. NSS-8 is being built by Boeing Satellite Systems International, Inc., or Boeing. NSS-8 was originally supposed to be available to enter commercial service in the first quarter of 2005. Due to delays in its construction and pursuant to a recently negotiated contract amendment, NSS-8 is currently projected to be available to enter commercial service in mid-2006.

        We intend to use NSS-8 to replace our NSS-703 satellite. NSS-703, which we anticipate will continue in commercial operation until approximately 2009, will then be relocated to a different orbital location. NSS-8 and NSS-703 are not technically identical and we anticipate that the process of transitioning traffic from NSS-703 to NSS-8 will take several months. During the transition and during the relocation of NSS-703 following the transition, we will begin to incur depreciation charges on NSS-8 but will not yet be able to exploit fully the capacity on the two satellites, which may affect our revenues and profitability. In addition, NSS-703 is an older satellite than others serving the region, and it therefore has less power available than several of our competitors' satellites. NSS-8 will have greater capacity than NSS-703, as well as other technical characteristics that, we believe, will make it more attractive to customers than NSS-703. As a result, existing and future delays in NSS-8's launch or any event that causes NSS-8 not to be placed into service (whether due to a significant further construction or launch delay, a launch failure or any other reason), may make it more difficult for us to compete in the geographic region that NSS-703 currently serves. Similarly, such events would delay or prevent us from expanding our operations by placing NSS-703 into service in another orbital location. As a result, such events could adversely affect our anticipated revenues, cause us to lose market share and make it more difficult to maintain our backlog.

        Satellites are subject to launch failure. The overall historical loss rate for all launches of commercial satellites in fixed orbits is estimated to be approximately 10%. Launch failure rates vary according to the launch vehicle used. The historical loss rate for some launch vehicles may be higher than 10%, but is lower for the type of launch vehicles we have used and plan to use for NSS-8. We expect to use a 6,000-kilogram payload variant of the Sea Launch Zenit-3SL vehicle to launch NSS-8.

        In the event of a launch failure, we likely would have to begin making significant capital expenditures to procure a replacement satellite. In addition, we likely would face a significant delay if we were to construct and launch a replacement satellite. Typically, the construction and launch of a satellite takes at least two, and sometimes more than three, years to complete.

        An NSS-8 launch failure likely would have the consequences described above for a launch delay, until such time as we either procure and launch a new satellite or re-deploy one of our existing satellites to replace NSS-703. In the event of an NSS-8 launch failure, or if for any other reason NSS-8 is not placed into commercial service, we likely will have a limited amount of time in which to procure and place into service a replacement for NSS-703 before that satellite reaches the end of its life. It is possible that we will be unable to procure a replacement satellite with technical characteristics comparable to NSS-8 (including the amount of available capacity, power and remaining anticipated life). In addition, the need to make capital expenditures to procure a replacement satellite could affect our ability to continue paying dividends.

We may experience a failure of ground operations infrastructure that impairs the commercial performance of our satellites or the services delivered over our satellites, which could lead to lost revenues.

        We operate a primary satellite operations center at our headquarters in The Hague. In addition, we maintain a back-up satellite operations center in Redu, Belgium. Signals from our satellite operations center are transmitted to our satellites through our own teleport facilities and through teleports owned by third parties. We may experience a failure in necessary equipment in our satellite operations center, in our back-up facility, or in the communication links between these facilities and remote teleport facilities. We may also experience operational errors. A failure or error affecting our tracking, telemetry and control operations might cause us to be unable to communicate with one or more satellites or cause us to transmit an incorrect instruction to the affected satellite(s). This could lead to a temporary or permanent degradation in satellite performance or to the loss of one or more of our satellites. Depending on the nature and extent of the problem, it could cause our revenues and backlog to decline and could adversely affect our ability to market our capacity and generate future revenues, our profitability, our financing needs, and our ability to use available funds for other purposes.

        We also provide communications services through our own teleport facilities and through teleports owned by third parties. We may experience a failure in necessary equipment in one of our teleports or in a third-party teleport. A failure of necessary ground-based communications equipment could lead to a loss of revenues from customers who were not provided with the proper transmission services, which could adversely affect our revenues.

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

        Although the Issuer is based in Bermuda and New Skies Satellites B.V., our main operating company, is based in The Netherlands, most of our customers are located in other countries, including the United States and India. We believe that we have complied in all material respects with our obligations to pay tax in these other countries. However, our position is subject to review and possible challenge by the taxing authorities of these jurisdictions. In this regard, the government of India has characterized payments made by Indian-based customers and certain payments made by non-resident customers in India as "royalty payments" and has assessed taxes on these payments. We are disputing this assessment. We believe it is probable that a loss has been incurred and have recorded an accrual totaling $3.8 million as of March 31, 2005, representing management's best estimate of the amount of the withholding tax obligations.

        We may also become subject to additional tax liabilities as a result of possible changes in tax law (which could in certain circumstances have retroactive effect). For example, in January 2001, the U.S. Department of the Treasury issued proposed regulations with respect to the source of international communications income. If the regulations are adopted in the form proposed, and if 50% or more of our ordinary shares are owned by U.S. persons, we may become subject to U.S. tax on a substantial portion of our income that is currently not subject to such taxation. It is possible that this outcome could occur even if we are not found to have engaged in a trade or business within the United States, and, if it does, we may not be eligible for a full or partial exemption from such taxation under the United States/The Netherlands income tax treaty or otherwise.

        If our current tax positions were successfully challenged by the applicable taxing authorities, or if there were changes in tax law or in the manner in which we conduct our activities, we could become subject to material unanticipated tax liabilities.

        The Issuer has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 of Bermuda that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits, income or any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to it or to any of its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by it in respect of real property or leasehold interests in Bermuda held by it. However, we may become subject to Bermuda tax after that date.

        We may also take the position that we are able to deduct, under applicable Dutch tax law, interest that accrues or is paid on the Subordinated Loans. The decision as to whether to take the position that this interest expense is deductible will be made at the time that we file our 2004 (with respect to the Subordinated Shareholder PIK Loans) and the 2005 (with respect to the Subordinated Loans) Dutch tax return, which will be based on whether or not our Dutch subsidiaries can satisfy, among other things, the Dutch "thin capitalization" rules. It is possible that we may not report this interest expense as deductible on our 2004 Dutch tax return or on subsequently filed tax returns. If we were to take the position that interest on the Subordinated Loans is deductible under applicable Dutch tax law, the tax authorities may successfully challenge or impose penalties or other sanctions on our reporting position on the basis that we do not satisfy the Dutch "thin capitalization" tax rules or other applicable requirements.

        To the extent that our Dutch subsidiaries make "upstream" loans, as described in "Dividend Policy and Restrictions—Restriction on Payments of Dividends," our Dutch subsidiaries will be subject to taxation on interest on these loans as it accrues or is paid. We have considered strategies that may mitigate or eliminate any such tax cost (including, as discussed below, making "upstream" loans through our Irish subsidiaries), but these strategies may not be available or we may not choose to pursue them.

        Immediately following the consummation of this offering, our Irish subsidiaries will hold and will make interest-free intercompany "upstream" loans. Further, our Irish subsidiaries may, in the future, make additional intercompany "upstream" loans (as described in "Dividend Policy and Restrictions—Restrictions on Payment of Dividends") on an interest-free basis. Currently, applicable Irish law does not prohibit interest-free, intercompany loans, and does not impute interest income that would create taxable income in Ireland. If Irish tax authorities were to successfully challenge our tax position in this regard, or if there were changes in tax law, we could become subject to additional unanticipated tax liabilities.

        Our Luxembourg subsidiaries will take the position that they are able to deduct, under applicable Luxembourg tax law, interest that accrues or is paid on the intercompany preferred equity securities and convertible preferred equity securities. We expect to receive from the Luxembourg corporate tax authorities a confirmation request confirming, among other things, the deductibility of interest on these intercompany instruments.

Our insurance will not protect us against all satellite-related losses.

        In the event of a total or partial failure of a satellite, our current in-orbit insurance policies will reimburse us for the portion of the net book value of the satellite lost as a result of the failure, unless the cause of the failure is subject to a policy exclusion. The insurance will not protect us, however, against business interruption, lost revenues or delay of revenues. Our insurance policies define what constitutes a partial failure. In addition, we do not insure the net book value of performance incentives as these are payable only to the extent that the satellite operates in accordance with contracted technical specifications.

        Typically, we do not insure against all possible partial failures but, rather, only against partial failures that we anticipate would meaningfully affect the revenue-producing capability of the satellite in question.

        Our existing launch and in-orbit insurance policies include, and any future policies that we obtain can be expected to include, specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage arising from acts of war, lasers, and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for heath-related problems affecting our satellites that are known at the time the policy is written. Most of the exclusions in our existing policies affect individual units and systems whose loss in the event of a future anomaly would not meaningfully reduce the total revenue-generating capacity of our satellites. In a few cases, however, our policies contain more significant exclusions, which include the low voltage bus converter on NSS-5 (a potentially critical component whose loss could cause a total satellite failure) and the rate measuring assembly on NSS-806. An uninsured total loss of a satellite would, and an uninsured partial loss of a satellite could, require additional, unplanned capital expenditures, or an acceleration of planned capital expenditures and could limit our ability to pay dividends.

        Currently, insurers are generally writing in-orbit insurance policies for one-year terms. As a result, we must re-insure our satellites each year, and any developments in the insurance market or with our satellite fleet, such as increased rates or more comprehensive exclusions, likely will affect us more rapidly than if longer-term policies were available. All of our in-orbit satellites are insured.

Insurance expenses may increase, or insurance may become unavailable, or we may decide to employ other strategies for mitigating the risk of a satellite failure.

        We currently insure our satellites both during launch and during their in-orbit operational lives. Launch insurance currently costs approximately 15% to 25% of the insured amount, but may vary depending on market conditions, the safety record of the launch vehicle and the performance record of similar satellites built by the same manufacturer. In-orbit insurance generally costs between 2.5% and 3.5% of the net book value of the insured satellite each year. All of our currently in-orbit satellites are insured, and we have no current plans to change our approach to obtaining insurance for these satellites.

        Insurance costs have increased substantially in recent years and could increase further for any number of reasons. In particular, the cost of in-orbit insurance may increase based on the failure or degradation of one of our in-orbit satellites, the failure of another satellite of a similar series owned by another operator, or satellite failures in general.

        If rates were to rise substantially, our operating costs would increase. In addition, developments in the insurance market, including increasing costs, the scope of insurance exclusions and limitations on the nature of the losses for which we can obtain insurance, as well as other business reasons, may cause us to conclude that it does not make business sense to obtain third-party insurance and may cause us to decide to pursue other strategies for mitigating the risk of a satellite failure. It is also possible that insurance could become unavailable, either generally or for a specific launch vehicle, satellite series, or a particular satellite, or that new insurance could be subject to broader exclusions on coverage. Because our NSS-8 payments will depend on such satellite's successful in-orbit performance, we do not intend to procure traditional third-party insurance for NSS-8. In addition, our recent modification of the NSS-8 agreement with Boeing restricts our ability to procure traditional third-party insurance for NSS-8 in certain circumstances.

The loss of customers, particularly our large customers, may reduce our future revenues and backlog. We may lose customers due to competition, consolidation, regulatory developments, business developments affecting our customers or their customers, or for other reasons.

        The top 10 purchasers of our services accounted for, in the aggregate, approximately 39% of our total revenues of $210.7 million for the year ended December 31, 2004 and 43% of our total revenues of $58.2 million for the three months ended March 31, 2005 (excluding the net impact of one-off payments of approximately $1.7 million). For the year ended December 31, 2004 revenues from our largest customer, COMSAT General Corporation, were $26.6 million, or 13% of our revenues. For the three months ended March 31, 2005, revenues from our largest customers, Intelsat and its affiliates (including the COMSAT group which it recently acquired), were $10.6 million, or 18% of our revenues. If we fail to maintain our relationships with our major customers, if we lose them and fail to replace them with other similar customers, or if we experience reduced demand from our major customers, it could result in a significant reduction in our profitability through the loss of revenues, the requirement to record additional costs to the extent that amounts due from these customers are considered uncollectable and, potentially, a reduction in backlog. More generally, our customers may fail to renew or may cancel their contracts with us, which could negatively affect future revenues, profitability and backlog. At times some of our customers may not honor their contractual commitments. During the fourth quarter of 2004, we terminated the contract of Data Access, one of our largest customers in terms of revenue and our largest customer in terms of backlog, for non-performance. As a result of this termination, in the fourth quarter of 2004 we fully provided for this customer receivable of approximately $7.8 million and removed this customer's future service obligations from our backlog, which has negatively impacted our revenues and backlog. Revenues generated from Data Access totaled $6.7 million in 2004.

        Generally, we provide services to governmental users through third parties. We estimate that we derived approximately 27% and 31% of our revenues for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively, from customers where the ultimate end user of the service was a governmental entity. During 2004 and the first quarter of 2005, we saw increased competition in the government services market. Changes in governments' demand for commercial satellite services, changes in the procurement processes used by governments or the prices they are willing to pay for these services, and changes in the ownership or business strategy of our customers who provide satellite services to governmental entities, could all adversely affect our future revenues, profitability or backlog. In addition, the U.S. Department of Defense has announced an effort to revise its approach for procuring commercial satellite capacity that could result in downward pricing pressure for government services.

        In many cases, we sell our services through third party resellers and service providers. Due to consolidation in the satellite industry, some of these resellers and service providers may be acquired by other companies, including by our competitors. In October 2004, for example, our largest customer, COMSAT General Corporation, a reseller of satellite services to the U.S. government, was purchased by one of our competitors, Intelsat, Ltd. Other resellers who are customers of ours have been or may also be sold in the future. This could adversely affect our ability to continue to sell services to these customers and to the end users whom they serve.

        We have expanded our customer base over the past several years to include certain smaller entities, including newer entrants in the telecommunications marketplace and customers in emerging markets. Many of our existing and potential customers in these markets pose a heightened credit risk. Going forward, this change in the mix of our customer base could result in larger write-offs of receivables or an increase in contractual defaults than we have experienced historically. Regulatory restrictions and the launch of new satellites, including government owned or sponsored satellites, may also affect our ability to retain our current customers and attract new customers. See "—Risks Relating to Regulation."

We face business risks arising from the content of some transmissions over our satellites.

        We provide satellite capacity to third parties, who use the capacity to transmit communications signals or provide the capacity to other entities who use it to transmit communications signals. We do not decide what content is transmitted over our satellites, although we have contractual rights to prohibit certain types of content.

        To date, on a limited number of occasions, a governmental body or other entity has objected to some of the content carried over our satellites, such as "adult services" video channels or highly politicized content. In addition, we understand that governmental bodies recently have contacted certain other satellite operators objecting to content that they believe contains messages which advocate or glorify terrorism, certain of which content is also transmitted over our satellite system. We do not know whether this practice will continue and, if so, whether it will expand. It is possible that, in the future, some governments may include content-based restrictions in our market access authorizations, may require us to terminate a service based on its content or may seek to impose civil or criminal penalties on us based on the content of transmissions carried over our satellites.

        Issues arising from the content of transmissions over our satellites could affect our future revenues, backlog, costs, or our relationship with certain governments or customers.

Compliance with the Sarbanes-Oxley Act is likely to increase our operating expenses. If we fail to comply with the Sarbanes-Oxley Act, our business could be materially adversely affected.

        The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and the New York Stock Exchange, have required, and will require, changes to some of our corporate governance practices. These changes include developing financial and disclosure processes that satisfy Section 404 of the Sarbanes-Oxley Act. We expect that these new rules and regulations will increase our legal and financial compliance costs and will make some activities more difficult, time consuming and costly. We also expect that these new rules and regulations could make it more difficult and more expensive for us to obtain director and officer liability insurance. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and to attract and retain qualified executive officers. If we are unable to comply with the Sarbanes-Oxley Act and related rules and regulations, our business could be materially adversely affected.

The investment funds control us and may have conflicts of interest with us or you in the future.

        After the consummation of this offering, the investment funds will beneficially own approximately 58.7% of our common stock. If the underwriters exercise in full their option to purchase additional shares, the investment funds will beneficially own approximately 55.7% of our common stock. In addition, after the consummation of this offering, representatives of the investment funds will occupy four of the seven seats on our board of directors. As a result, the investment funds have control over our decisions to enter into any corporate transaction and will have the ability to prevent any transaction that requires the approval of our board of directors or the equityholders regardless of whether or not other members of our board of directors or equityholders believe that any such transactions are in their own best interests. Additionally, the investment funds are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The investment funds may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as the investment funds continue to hold a majority of our outstanding common stock, the investment funds will be entitled to nominate a majority of our board of directors, and will have the ability to effectively control the vote in any election of directors.

We are a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

        Upon completion of this offering, the investment funds will continue to control a majority of our outstanding common stock. As a result, we will be a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company is a "controlled company" and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating and corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

We may not have access to sufficient capital to maintain our satellite fleet or to pursue future growth opportunities.

        If we choose to launch new or replacement satellites, it is possible that we may not have, or be able to obtain, the financing required to fund such procurements, including, among other factors, as a result of our substantial indebtedness.

        In addition, if we were to choose to engage in any major business combination or similar strategic transaction, we may require significant external financing in connection with such a transaction. Depending on market conditions, investor perceptions of us, our substantial indebtedness and other factors, we may not be able to obtain capital on acceptable terms, in acceptable amounts, or at appropriate times to implement any such transaction.

The loss of key employees could impede our ability to implement our business plan.

        We rely on a number of key employees. Many of these key employees have been recruited away from their home countries to work in The Netherlands or in our other international offices and may intend to return to their home countries in the future. Our key employees have highly specialized skills and extensive experience in their respective fields, and their individual contributions to our operations may be difficult to replace due to the scarcity of candidates of comparable caliber and experience. Accordingly, the loss of some or all of these employees could adversely affect our ability to manage our operations and to execute our long-term business strategy.

Risks Related To Our Common Stock and This Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

        There has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

Future sales of our shares could depress the market price of our common stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We, our directors, executive officers and the investment funds have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Lehman Brothers Inc.

        After this offering, we will have 30,603,664 shares of common stock outstanding. Of those shares, the 11,900,000 shares we are offering will be freely tradable. The 18,703,664 remaining shares will be eligible for resale from time to time after the expiration of the lock-up period, subject to contractual and Securities Act restrictions. The 18,703,664 shares may be sold subject to the volume, manner of sale and other conditions of Rule 144. After the expiration of the lock-up period, the investment funds, which will collectively beneficially own 17,973,088 shares after this offering, assuming no exercise of the underwriters' option to purchase additional shares, will have the ability to cause us to register the resale of their shares.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

        Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or potential conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of securities analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the initial public offering price.

Rising interest rates may adversely affect the market price of our common stock.

        Because we are a dividend-paying company, interest rates may affect, at times significantly, the market price of our common stock. In general, as interest rates increase, the market price of our common stock could decline. Interest rates are currently at relatively low levels and, therefore, the value of our common stock may decline if interest rates rise in the future.

The book value of shares of common stock purchased in the offering will be immediately diluted.

        The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock. Accordingly, if you purchase common stock in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of 11,900,000 million shares of common stock by us, you will incur immediate dilution of $9.75 in the net tangible book value per share. We also expect to have outstanding stock options to acquire the equivalent of 853,635 shares of our common stock (net of any exercise cost). To the extent that these shares are issued, there will be further dilution.

We are incorporated in Bermuda, and a significant portion of our assets are located outside the U.S. As a result, it may not be possible for shareholders to enforce civil liability provisions of the U.S. federal or state securities laws.

        We are organized under the laws of Bermuda, and a significant portion of our assets are located outside the U.S. It may not be possible to enforce court judgments obtained in the U.S. against us in Bermuda, or in countries other than the U.S. where we have assets, based on the civil liability provisions of the federal or state securities laws of the U.S. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the U.S. or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the U.S. and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries other than the U.S. where we have assets.

Provisions in our amended and restated bye-laws and Bermuda law may discourage takeovers, which could affect the rights of holders of our common stock.

        Following this offering, our board of directors will have the authority to issue up to 250,000,000 shares of preferred stock without any further vote or action by the shareholders, in accordance with the provisions of our amended and restated bye-laws. Since the preferred stock could be issued with liquidation, dividend and other rights superior to those of the common stock, the rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any such preferred stock. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Further, the provisions of our amended and restated bye-laws, including the ability of shareholders to remove directors only for cause, and of Bermuda law, could have the effect of delaying or preventing a change in control of us. In addition, a change of control of our company may be delayed or deterred as a result of our having restrictions on business combinations with interested shareholders and three classes of directors. See "Description of Capital Stock."

Bermuda law differs from the laws in effect in the U.S. and may afford less protection to shareholders.

        Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the U.S. As a Bermuda company, we are governed by the Companies Act 1981. The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. See "Description of Capital Stock."

        Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Shareholders of Bermuda companies generally do not have rights to take action against directors or officers of the company, and may only do so in limited circumstances. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any contract or arrangement with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his duties to that company, he may be held personally liable to the company in respect of that breach of duty. A director may be liable jointly and severally with other directors if it is shown that the director knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director for the matter in question, in light of the nature of the conduct of the director and the extent of the causal relationship between his conduct and the loss suffered.

        In addition, our amended and restated bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty. See "Description of Capital Stock."

Risks Relating to Our Industry

Overcapacity and competition in the satellite industry and among terrestrial competitors may adversely affect our ability to sell our services, exert downward pressure on prices, or both.

        While we believe that capacity on different satellites or satellite systems can be distinguished from other satellite capacity in some respects, the provision of satellite-based capacity and services is subject to downward price pressure when the supply of this capacity exceeds demand.

        The supply of satellite capacity has increased and may continue to increase for a number of reasons, including:

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  the launch of new satellites with higher power levels, enhanced connectivity, on-board switching or greater frequency re-use, each of which can lead to increased capacity and lower per-transponder costs; and

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  the implementation of new transmission technologies, such as improved signal compression, which can reduce the transponder capacity required to transmit a given amount of information.

        In addition, while satellite communications services and ground-based communications services are not perfect substitutes, we compete in certain markets and for certain services with providers of ground-based services.

        Where fiber optic networks or other ground-based high-capacity systems are available and capable of supporting a particular type of transmission with comparable service parameters (for example ease of installation, coverage, speed and quality of signal), that capacity is less expensive than satellite capacity. Further expansions in the reach of terrestrial-based networks may induce our customers to shift their transmissions to non-satellite capacity or make it more difficult for us to obtain new customers, thereby adversely affecting our current and future revenues.

        Similarly, over-capacity and competition in the satellite industry may make it more difficult for us to sell our services and to maintain our prices for the capacity that we do sell. This, in turn, could adversely affect our revenues and profitability and our ability to increase our revenues and profitability over time. During 2004, due to a combination of overcapacity and competition, we saw overall average prices for new contracts fall. Prices for certain services and in certain geographic markets decreased meaningfully. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Management Overview—Revenue Drivers."

Demand for satellite services, including bundled services, may not develop in the manner we anticipate.

        Demand for satellite-based transmission services may not grow, or may even shrink, either generally or in particular geographic markets, for particular types of services, or during particular time periods. A lack of demand could adversely affect our ability to sell our services and to develop and successfully market new services, could exert downward pressure on prices, or both. This, in turn, could adversely affect our revenues and profitability and our ability to increase our revenues and profitability over time.

        In addition, demand patterns typically shift over time. For example, in recent years there has been a trend toward shorter-duration contracts, particularly for certain types of services (such as Internet-related services and government services). Shorter-duration contracts make it more difficult to maintain and increase our contractual backlog of future service commitments and may make it more difficult to maintain and increase our revenues over time.

Some of our competitors have greater resources than we do, which may make them better able to compete in terms of pricing, service offerings, marketing, name recognition, product development or otherwise.

        The satellite services industry is highly competitive. We compete with a number of established service providers, including global and regional satellite service providers, resellers of satellite capacity, and other service providers. Some of our competitors have long-standing customer relationships; enjoy close ties with regulatory authorities or more favorable regulatory treatment; and/or have the ability to subsidize competitive services with revenues from services they provide as a dominant or monopoly carrier. Many of them are substantially larger than we are and have financial resources, marketing and product development capabilities and name recognition that are substantially greater than ours. As a result, they may have a competitive advantage over us.

Changes in technology could make our business obsolete.

        Continuing technological changes in the telecommunications industry could undermine our competitive position or make our satellite system obsolete, either generally or for particular types of services. Particular technological developments that could adversely affect us include the deployment by our competitors of new satellites with greater power, greater flexibility, greater efficiency or greater capabilities, as well as continuing improvements in ground-based wired and wireless technologies.

We face risks in operating our business globally.

        We face certain risks as a result of the global nature of our business. Certain countries may impose withholding taxes on us or on our customers or deem us to have a permanent establishment in their country. These taxes may make our services more expensive for customers or impose an unanticipated tax burden upon us. In addition, such tax burdens may not be imposed equally on our competitors and may not be alleviated or subject to appeal under existing tax treaties. In particular, the government of India has characterized payments made by Indian-based customers and certain payments made by non-resident customers in India as "royalty payments" and has assessed taxes on these royalties. In accordance with applicable procedures for handling disputed tax assessments, we have informed the Indian authorities that we disagree with the assessment and applied to defer payment pending our administrative appeal of the assessment. While our initial appeal has been recently rejected, we intend to further appeal this matter and request a payment extension. We anticipate that this appeals process will be lengthy.

        In addition to tax risks, we may also face difficulties in enforcing our contracts in certain countries. Finally, while our contracts generally are denominated in U.S. dollars, and therefore are not sensitive to our customer's local currency exchange fluctuations, in some countries economic conditions and currency transfer restrictions may make it difficult for some of our customers to meet their payment obligations or to make payments in U.S. dollars.

We may not be able to take advantage of, or may be made less competitive as a result of, industry consolidation.

        We may pursue acquisitions, joint ventures or other strategic transactions on an opportunistic basis. Our principal focus is likely to be on the acquisition of, or strategic combination with, another satellite operator as and when suitable opportunities arise. Under appropriate circumstances, we also would consider acquiring rights to use additional orbital locations or frequencies, additional individual in-orbit satellites, transponders on existing in-orbit satellites, or other established facilities and components necessary for the provision of bundled services. However, we may not find or be able to take advantage of any suitable opportunities. If we do pursue acquisitions, joint ventures or other strategic transactions, we may face costs and risks arising from any transaction, including in integrating a new business into our business or in managing a joint venture. These may include legal, organizational, financial and other costs and risks.

        In addition, industry consolidation could adversely affect us by increasing the scale or scope of our competitors and thereby making it more difficult for us to compete.

Risks Relating to Regulation

Our rights to use the orbital locations from which our satellites operate are subject to regulation at the national and international levels.

        There are a limited number of orbital locations in space from which one can operate the type of satellites that we operate. Rights to make use of these orbital locations, and the frequencies over which commercial satellites transmit, are regulated by the International Telecommunication Union ("ITU"). Under the treaty and regulations currently in effect, the government of The Netherlands has obtained the rights to use the orbital locations and frequencies used by our satellites, as well as rights to use certain additional orbital locations and frequencies. For the frequencies that we use, most of the remaining orbital locations are either already in use or other countries have obtained the rights to use those locations.

        The ITU periodically reviews its rules and we cannot guarantee that the ITU will not change its rules in the future in a way that could limit or preclude our use of some or all of our existing or future orbital locations or frequencies.

        The government of The Netherlands has authorized us to make use of the orbital locations and frequencies that we use for our existing satellites, as well as at a number of additional orbital locations. However, it may modify or revoke this authorization, or subject us to new regulatory requirements. A modification or revocation could limit or preclude our use of some or all of our in-use or presently unoccupied orbital locations or some or all of the frequencies we currently use at these orbital locations, or affect our ability to launch replacement satellites as and when needed. Any loss of our rights to use one or more of our existing orbital locations, or any limitation that made it commercially infeasible to continue operations at the orbital location(s) in question, would adversely affect our revenues and profitability and the value of our business. The imposition of new regulatory requirements could increase our costs and, as a result, adversely affect our profitability.

        With respect to the primary frequencies used by commercial geostationary satellites, the ITU rules grant rights to member states (which are the national governments party to the ITU treaty) on a "first-in-time, first-in-right" basis and set forth a process for protecting earlier-registered satellite systems from interference from later-registered satellite systems. In order to comply with these rules, we must coordinate the operation of our satellites, including any replacement satellite that has performance characteristics that are different from or exceed those of the satellite it replaces, with other satellites. The coordination process may require us to modify our proposed coverage areas, or satellite design or transmission plans, in order to eliminate or minimize interference with other satellites or ground-based facilities. Those modifications may mean that our use of a particular orbital position is restricted, possibly to the extent that it may not be commercially desirable to place a new satellite in that location. In certain countries, a failure to resolve coordination issues is used by regulators as a justification to limit or condition market access by foreign satellite operators. In addition, while the ITU's rules oblige later-in-time systems to coordinate their operations with us, we cannot guarantee that other operators will conduct their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that we, or our customers, transmit.

        Under the ITU's rules and our authorization from the Dutch government, we must begin using our authorized orbital locations and frequencies within a fixed period of time. If we do not begin or reinstate use of a particular orbital location within the applicable deadline, we will lose our priority rights to use that orbital location and the location likely would become available for use by another satellite operator. For most of the orbital locations at which we have first-priority rights, the deadline for placing the orbital locations into use is December 2005.

We are subject to regulatory and licensing requirements in each of the countries in which we provide services, and our business is sensitive to regulatory changes in those countries.

        The satellite business is heavily regulated. In particular, we are subject to and need to comply with the laws and regulations of the European Union, The Netherlands, the United States and the national and local governments of other countries to, from, or within which we provide services. In addition, while many countries permit competition, some countries continue to have laws and regulations that may impede or prohibit foreign service providers from entering their markets. These laws and regulations may affect our ability to use frequencies and to provide satellite capacity and some or all satellite-based services in specific regions, or to particular types of customers in a given jurisdiction. In addition, the laws, regulations, and practices of some countries, including in some high-growth markets such as India, may make it harder for us to compete against a domestic or regional satellite system from that country.

        Obtaining and maintaining the required regulatory approvals involves significant time and expense. Our inability to obtain and maintain particular approvals may delay or prevent our ability to offer some or all of our services and adversely affect our revenues.

        Generally, once we have received a regulatory authorization, we need an additional authorization only if we introduce new services or place a new or replacement satellite into operation. However, countries may adopt new laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, and these changes could occur at any time. Such changes may make it more difficult for us to obtain, maintain, or renew authorizations, cause our existing authorizations to be cancelled, require us to incur additional costs, or otherwise adversely affect our operations, revenues and profitability. Under our authorization to provide services in one of the countries from which we derive a material portion of our revenues, the government has reserved for itself the right to cancel our market access in the future. If our market access to this country were cancelled, it would adversely affect our revenues, backlog and profitability. In addition, our ability to provide services in India is subject, in certain cases, to governmental approvals and to a preference for India's national satellite operator, ISRO. ISRO plans to launch a new satellite later this year, which would compete with our satellites. If this satellite is placed into service, we anticipate it will be more difficult for us to sell certain services, especially Ku-band services, in India and to renew services we currently are providing.

Export control and embargo laws may preclude us from obtaining necessary satellites, parts or data or providing certain services in the future.

        U.S. companies and companies located in the United States must comply with U.S. export control laws in connection with any information, products, or materials that they provide to us relating to satellites, associated equipment and data and with the provision of related services. If these entities cannot or do not obtain the necessary export or re-export authorizations from the United States government, we must obtain such authorizations ourselves. It is possible that, in the future, they and we may not be able to obtain and maintain the necessary authorizations, or existing authorizations could be revoked.

        If our manufacturers and we cannot obtain and maintain the necessary authorizations, this failure could adversely affect our ability to:

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  procure new U.S.-manufactured satellites;

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  control our existing satellites;

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  acquire launch services;

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  obtain insurance and pursue our rights under insurance policies; or

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  conduct our satellite-related operations.

        We must comply with Dutch and E.U. embargo laws. In addition, some of our subsidiaries, employees and services are subject to the embargo laws of other jurisdictions, including the United States. This may adversely affect our ability to provide satellite-based services to entities in countries subject to an embargo.

        In addition, if we do not properly manage our internal compliance processes and were to violate U.S. export laws, the terms of an export authorization, or embargo laws, the violation could make it more difficult, or even impossible, to maintain or obtain licenses and could result in civil or criminal penalties.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements in this prospectus are not historical facts and are "forward-looking statements" within the meaning of the U.S. federal securities laws. We intend that those statements be covered by the safe harbors created under those laws. Words such as "believes," "expects," "estimates," "may," "intends," "will," "should" or "anticipates" and similar expressions or their negatives identify forward-looking statements.

        Forward-looking statements, such as the statements regarding our ability to develop and expand our business, our ability to pay dividends, our ability to manage costs, our ability to exploit and respond to technological innovation, the effects of laws and regulations (including tax laws and regulations) and legal and regulatory changes, the opportunities for strategic business combinations and the effects of consolidation in our industry on us and our competitors, our anticipated future revenues, our anticipated capital spending (including for future satellite procurements), our anticipated financial resources, our expectations about the future operational performance of our satellites (including their projected operational lives), the expected strength of and growth prospects for our existing customers and the markets that we serve, and other statements contained in this prospectus regarding matters that are not historical facts, involve predictions. Statements of that sort involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by any statements of that sort. These risks and uncertainties include, among other things:

  •
  the level and type of demand for our services and for the products and services provided by our customers to third parties, including the extent to which changes in demand and our competitive position as well as the creditworthiness of our customers may result in changes to our contractual backlog for future services and in pricing pressure and overcapacity in the markets in which we compete;

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  problems with respect to the construction, launch or in-orbit performance of our existing and future satellites, including possible future losses on satellites that are not fully covered by insurance, or with the performance of our ground-based facilities, including with the performance of our Satellite Operations Center;

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  our ability to attract sufficient funding to meet our future capital requirements;

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  competition and our competitiveness vis-à-vis other providers of satellite and ground-based services;

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  the pace and effects of industry consolidation;

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  the continued availability of insurance on commercially reasonable terms, and the effects of any insurance exclusions;

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  changing technology;

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  changes in our business strategy or development plans;

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  our ability to attract and retain qualified personnel;

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  worldwide economic, geopolitical and business conditions and risks associated with doing business on a global basis;

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  control by our controlling shareholders;

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  legal, regulatory, and tax developments, including changes in domestic and international government regulation; and

  •
  the other factors set forth under "Risk Factors."

        We caution you that the foregoing list of important factors is not exclusive. These risks and uncertainties could cause actual results to vary materially from future results indicated, expressed or implied in any forward-looking statements. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to update or revise publicly any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of 11,900,000 shares of common stock being offered hereby, after deducting underwriting discounts and estimated offering expenses, will be approximately $180.5 million.

        We intend to:

  •
  indirectly contribute approximately $131.2 million of the net proceeds to New Skies Satellites B.V., in the form of an intercompany loan, which proceeds will then be used to repay a portion of the outstanding borrowings under the term loan facility;

  •
  indirectly contribute approximately $43.2 million of the net proceeds to an indirect subsidiary of the Issuer, which proceeds will then be loaned to the Issuer to pay a dividend to existing shareholders; and

  •
  indirectly contribute approximately $6.1 million of the net proceeds to New Skies Satellites B.V., which proceeds will then be used to pay a termination fee to Blackstone Management Partners IV L.L.C. in connection with the anticipated termination of the transaction and monitoring fee agreement.

        Our board of directors, which will declare this $43.2 million dividend, includes representatives of our existing shareholders who will receive the dividend. Investors in this offering will not receive any portion of the dividend.

        We intend to use the proceeds from any shares sold pursuant to the underwriters' over-allotment option to pay a dividend to existing shareholders. Additionally, if the underwriters exercise their over- allotment option, our optionholders will receive approximately $4.3 million from cash on hand (including approximately $3.1 million to our named executive officers) and options to acquire up to the equivalent of 74,766 shares of our common stock (net of any exercise cost) (including 54,729 shares to our named executive officers). Some of these options will vest upon issuance and be immediately exercisable, allowing our optionholders to acquire up to the equivalent of 38,541 shares of our common stock (net of any exercise cost) (including 28,212 shares to our named executive officers). If the underwriters do not exercise their over-allotment option, we will grant options to our optionholders that immediately convert to the equivalent of 144,419 shares of our common stock (net of any exercise cost) (including 105,715 shares to our named executive officers).

        The $43.2 million dividend will be routed through our subsidiaries via contributions and upstream loans in order to allow us to potentially take the position that we comply with certain "thin capitalization" thresholds that are applicable for Dutch and Luxembourg tax purposes. We currently have various intercompany loans relating to the efficient funding of the Acquisition and as a result of converting the ownership structure of the investment funds to a more flexible structure before this offering. These intercompany loans are used to facilitate an efficient mechanism for moving funds from our operating company, New Skies Satellites B.V., to the Issuer.

        The borrowings under the term loan facility mature in May 2011. The borrowings under the term loan facility bear interest, at our subsidiary's option, at either adjusted LIBOR plus 2.75% each year or the alternate base rate plus 1.5% each year. As of March 31, 2005, the term loan facility accrued interest at the rate of approximately 5.22% per year. In February 2005, we repaid $88.8 million under the term loan facility and reduced the applicable margins on our subsidiary's borrowings from 2.75% to 2.50% and from 1.5% to 1.25% for Eurodollar and alternate base rate borrowings, respectively.

        The borrowings incurred in November 2004 by New Skies Satellites B.V. under the term loan facility and the proceeds received in November 2004 by New Skies Satellites B.V. from the offering of the notes were used, together with the proceeds from New Skies Holding B.V.'s loan and contributed equity to New Skies Satellites B.V., and cash on hand, as follows:

  •
  approximately $958.0 million to purchase substantially all of Seller's assets and liabilities; and

  •
  approximately $57.8 million to pay transaction fees and expenses.

        In connection with this offering, we intend to amend the senior secured credit facilities to, among other things, permit greater availability for the payment of dividends under the restricted payments covenant. See "Description of Indebtedness—Senior Secured Credit Facilities." The amendment of the senior secured credit facilities and this offering are conditioned upon each other.

DIVIDEND POLICY AND RESTRICTIONS

General

        Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating expenses and working capital requirements, interest and principal payments on our subsidiary's indebtedness and capital expenditures as regular quarterly dividends to our shareholders, rather than retaining such cash for other purposes such as significant acquisitions or growth opportunities as described below. This policy reflects our judgment that it is in the best interests of our shareholders to distribute to them a substantial portion of the cash generated by our business rather than retaining these amounts for uses in the future that are unplanned and have not been specifically identified.

        However, you may not receive dividends in the intended amounts described below or at all, as a result of the following factors:

  •
  we may not have enough cash to pay dividends due to changes in our operating earnings, growth prospects, capital expenditure requirements, required interest payments, working capital requirements and other anticipated cash needs;

  •
  while the dividend policy adopted by our board of directors contemplates the distribution of a substantial portion of our cash available to pay dividends, our board of directors could modify or revoke this policy at any time;

  •
  even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution will remain at all times entirely at the discretion of our board of directors;

  •
  the amount of dividends that our subsidiary may distribute to us is limited by restricted payments covenants in the senior secured credit facilities, the indentures governing the notes and, potentially, the terms of any future indebtedness that we may incur;

  •
  the amount of dividends that we may distribute is subject to restrictions under Bermuda law and, since we are a holding company, the laws of the jurisdiction of certain of our subsidiaries, including The Netherlands and Luxembourg; and

  •
  our shareholders have no contractual or other legal right to dividends, and we are not otherwise required to pay dividends.

        We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. This limitation could be significant, for example, with respect to large acquisitions and growth opportunities that require cash investments in amounts greater than our available cash or external financing resources. In order to pay dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our anticipated capital expenditure levels. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investment. For further discussion of the relationship of our dividend policy to our ability to pursue potential growth opportunities, see "—Assumptions and Considerations" below.

        In accordance with our dividend policy, we currently intend to pay an initial dividend of $0.252146 per share (representing a pro rata portion of the expected annual dividend rate from the closing of this offering) on or about July 15, 2005 to shareholders of record as of June 30, 2005 and to continue to pay quarterly dividends at an annual rate of $1.8525 per share for at least the first four full fiscal quarters following the closing of this offering (the "Initial Four Quarters").

        In determining our intended dividend level for the Initial Four Quarters, we reviewed and analyzed the items described below in "—Assumptions and Considerations".

        Any reduction or elimination of dividends will adversely affect the market price of our common stock.

        Our company has no history of paying sustained dividends out of our cash flow, reflecting our previous policy of utilizing our cash flow to make capital investments, particularly our purchases of new satellites, to fund acquisitions and pursue other growth opportunities, and to repay indebtedness. As noted above, we now believe that we can provide greater value to our shareholders by distributing to them a substantial portion of our cash flow. Dividends on our common stock will not be cumulative.

Minimum Adjusted EBITDA

        We do not as a matter of course make public projections as to future sales, earnings, or other results. However, our management has prepared the estimated financial information set forth below to present the estimated cash available to pay dividends based on estimated minimum Adjusted EBITDA. Adjusted EBITDA is calculated in accordance with the definitions used in calculating financial covenant ratios under the indentures governing the notes and the senior secured credit facilities. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to unusual items, non-cash items and other adjustments, all of which are required in calculating these covenant ratios. These adjustments include unusual items such as severance, one-time customer settlements and one-time compensation charges, non-cash charges such as non-cash stock compensation expense and the other adjustments shown below. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for more detail regarding the adjustments required in calculating Adjusted EBITDA.

        The accompanying estimated financial information was not prepared with a view toward complying with the Public Company Accounting Oversight Board guidelines with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on the estimated financial information.

        Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined, or performed any procedures with respect to the estimated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the estimated financial information.

        The assumptions and estimates underlying the estimated financial information below are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties, as described in greater detail under "Risk Factors" and "Special Note Regarding Forward-Looking Statements." Accordingly, the estimated financial information may not be indicative of our future performance and our actual results may differ materially from the estimated financial information presented below.

        We believe that in order to fund dividends on our common stock for the Initial Four Quarters at the level described above solely from cash generated by our business, our Adjusted EBITDA for the Initial Four Quarters would need to be at least $119.0 million ($122.1 million if the underwriters' over-allotment option is exercised in full). As described under "Assumptions and Considerations" below, we believe that our minimum Adjusted EBITDA for the Initial Four Quarters will be at least $119.0 million ($122.1 million if the underwriters' over-allotment option is exercised in full), and we have determined that our assumptions as to cash capital expenditures, repayment of indebtedness, cash interest expense on indebtedness, cash income taxes, and working capital and other cash expenses are reasonable. We have also determined that if our Adjusted EBITDA for such period is at or above this level, we and our subsidiaries would be permitted to pay dividends at the level described above under restrictions contained in the senior secured credit facilities (as amended concurrently with this offering) and the indentures governing the notes. We do not believe that restrictions under the laws of The Netherlands, Bermuda, Luxembourg and Ireland will limit our ability to make dividend payments at the stated levels, as described in greater detail under "—Restrictions on Payment of Dividends."

        The following table sets forth our calculation illustrating that $119.0 million ($122.1 million if the underwriters' over-allotment option is exercised in full) of Adjusted EBITDA for the Initial Four Quarters would be sufficient to fund dividends at the level described above for the Initial Four Quarters and would (1) satisfy the total leverage and interest coverage covenants in the senior secured credit facilities, (2) permit our subsidiary to pay dividends at our anticipated level under the leverage ratio requirements contained in the restricted payments covenants in the senior secured credit facilities (as amended concurrently with this offering) and (3) permit our subsidiary to pay dividends at our anticipated level under the leverage ratio requirements, and amounts of "cumulative credit" and "cumulative interest expense," in each case, as contained in the restricted payments covenants in the indentures governing the notes.

	Assuming the underwriters' option is not exercised		Assuming the underwriters' option is exercised in full
	(In millions, except ratios)
Estimated Cash Available to Pay Dividends on Common Stock Based on Minimum Adjusted EBITDA
Minimum Adjusted EBITDA(1)	$119.0		$122.1
Less:
Estimated cash capital expenditures(2)	(8.1)		(8.1)
Estimated cash interest expense on indebtedness(3)	(41.1)		(41.1)
Estimated working capital and other cash requirements(4)	(0.7)		(0.7)
Estimated cash satellite performance incentives(5)	(10.6)		(10.6)
Estimated cash income taxes(6)	(1.8)		(1.8)
Estimated cash available to pay dividends on outstanding common stock(7)	$56.7		$59.8
Estimated senior secured credit facilities total leverage ratio derived from the above(8)	4.1	x	4.1	x
Estimated senior secured credit facilities interest coverage ratio derived from the above(9)	2.9	x	2.9	x
Estimated total debt to Adjusted EBITDA ratio derived from the above(10)	4.3	x	4.3	x

        For a discussion of the difference between cumulative credit and 1.4x cumulative interest expense see "—Restrictions on Payment of Dividends—Senior Floating Rate Notes" and "—Restrictions on Payment of Dividends—Senior Subordinated Notes." The Company believes that it will meet the requirements of this covenant for each of the Initial Four Quarters.

        The following table illustrates, for our fiscal year ended December 31, 2004 and for the twelve months ended March 31, 2005, the pro forma amount of cash that would have been available for distribution to the Issuer's common shareholders. For the year ended December 31, 2004, the table reflects the combination of both the predecessor, for the period January 1, 2004 to November 1, 2004, and the successor, for the period November 2, 2004 to December 31, 2004, as well as the impact of the Transactions, the Reorganization, the amended agreement for NSS-8, this offering and the assumptions described in the table and accompanying notes. For the twelve months ended March 31, 2005, the table reflects the combination of both the predecessor, for the period from April 1, 2004 to November 1,

2004, and the successor, for the period November 2, 2004 to December 31, 2004 and the three months ended March 31, 2005, as well as the impact of the Transactions, the Reorganization, the amended agreement for NSS-8, this offering and the assumptions described in the table and accompanying notes.

	Year Ended December 31, 2004	Twelve Months Ended March 31, 2005
Pro Forma Cash Available to Pay Dividends
Net cash provided by operating activities	$141.2	$148.7
Adjustments
Deferred taxes	3.9	4.1
Amortization of debt issuance costs	(1.2)	(5.5)
Change in operating assets and liabilities, net of effects of acquisition	(41.9)	(44.6)
Income tax expense (benefit)	(1.1)	(1.1)
Interest expense, net	11.2	29.8
Gain arising on frequency coordination(11)	(32.0)	(42.0)
Costs related to the Transactions(12)	22.3	22.3
One-time customer settlements(13)	10.3	10.3
Other(14)	7.8	6.8

Adjusted EBITDA	120.5	128.8
Cash capital expenditures(2)	(8.9)	(7.8)
Pro forma cash interest expense on indebtedness(3)	(35.5)	(38.2)
Working capital requirements and other cash obligations(4)	41.9	44.6
Cash satellite performance incentives(5)	(6.2)	(6.2)
Pro forma cash income taxes(6)	(1.8)	(1.8)
Cash gain arising on frequency coordination(11)	32.0	42.0
Cash compensation costs related to the Transactions(12)	(3.7)	(3.7)
One-time customer settlements(13)	(10.3)	(10.3)
Cash related to other expenses(14)	(7.8)	(6.8)

Pro forma cash available to pay dividends	$120.2	$140.6

(1)
We have not estimated any unknown non-recurring cash expenses that would be excluded from Adjusted EBITDA in this presentation of minimum Adjusted EBITDA. To the extent that our definition of Adjusted EBITDA allows us to exclude certain other cash expenses from the calculation of Adjusted EBITDA in a future period, the amount of minimum Adjusted EBITDA that we would have to generate would increase by the amount of the cash expenses excluded from Adjusted EBITDA in that period.

(2)
Our capital expenditures relate to our satellite fleet and associated operations. For the year ended December 31, 2004 and the twelve months ended March 31, 2005, our capital expenditures were approximately $12.1 million and $12.4 million, respectively. We expect capital expenditures for the Initial Four Quarters to be approximately $8.0 million to $10.0 million and $4.0 million to $5.0 million annually between 2006 and 2009.

Cash capital expenditures are defined as capital expenditures less capitalized interest. Cash capital expenditures were $8.9 million and $7.8 million for the year ended December 31, 2004 and the twelve months ended March 31, 2005, respectively, and are estimated to be $8.1 million for the Initial Four Quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

(3)
Amounts include all cash payments related to interest expense on indebtedness, including capitalized interest.

Pro forma cash interest expense on indebtedness of $35.5 million for the year ended December 31, 2004 reflects (i) pro forma cash interest of $10.0 million on borrowings of $240.0 million outstanding under the senior secured credit facilities at a weighted average interest rate of 4.19%; (ii) pro forma cash interest of $10.5 million on borrowings under the senior floating rate notes of $160.0 million at a weighted average interest rate of 6.57%; (iii) pro forma cash interest of $11.4 million on borrowings of $125.0 million under the senior subordinated notes at a fixed interest rate of 9 1/8%; and (iv) pro forma cash interest of $3.6 million on assumed pro forma borrowings under the revolving senior secured credit facility at a weighted average rate of 4.19%. For borrowings with variable rates, we utilized the actual historic interest rates prevailing during the year ended December 31, 2004. Cash interest expense estimated for the Initial Four Quarters assumes an average forward LIBOR of 4.00%.

Pro forma cash interest expense on indebtedness of $38.2 million for the twelve months ended March 31, 2005 reflects (i) pro forma cash interest of $10.9 million on borrowings of $240.0 million outstanding under the senior secured credit facilities at a weighted average interest rate of 4.56%; (ii) pro forma cash interest of $11.1 million on borrowings under the senior floating rate notes of $160.0 million at a weighted average interest rate of 6.94%; (iii) pro forma cash interest of $11.4 million on borrowings of $125.0 million under the senior subordinated notes at a fixed interest rate of 9 1/8%; and (iv) pro forma cash interest of $4.8 million on assumed pro forma borrowings under the revolving senior secured credit facility at a weighted average rate of 4.56%. For borrowings with variable rates, we utilized the actual historic interest rates prevailing during the twelve months ended March 31, 2005. Cash interest expense estimated for the Initial Four Quarters assumes an average forward LIBOR of 4.00%.

Total debt does not include short-term and long-term satellite performance incentives, which liabilities are contingent on the successful operation of the satellites and were $36.9 million and $35.3 million at December 31, 2004 and March 31, 2005, respectively, with accrued interest of $1.6 million in both periods.

(4)
For 2004 and the twelve months ended March 31, 2005, available working capital decreased by $41.9 million and $44.6 million, respectively. Working capital requirements represent the reconciliation of reported revenues and operating expenses to cash paid or received. The items used in this reconciliation include trade receivables, prepaid expenses and other assets, accounts payable and accrued liabilities, and other liabilities where there is a difference between cash received or paid and the accruals method of accounting. The amount can be a source or use of cash depending on the mix of adjustments to receivables, accruals, and other categories, driven by the timing of payment versus accounting for certain transactions. We expect working capital requirements for the Initial Four Quarters to be minimal.

(5)
For 2004 and the twelve months ended March 31, 2005, amount consists of cash satellite performance principal payments of $4.6 million and related interest of $1.6 million. We expect satellite performance principal payments and related interest for the Initial Four Quarters to be approximately $10.6 million.

(6)
Pro forma cash income taxes in 2004 and the twelve months ended March 31, 2005, were $1.8 million in both periods and we expect to pay a similar amount during the Initial Four Quarters. We may be required to pay cash income taxes in future taxable periods, which would reduce our after-tax cash flow available for payment of dividends and may require us to reduce dividend payments on our common stock in such future periods. Cash income taxes include foreign withholding taxes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Taxation" for further discussion of possible future tax liabilities.

(7)
The table below sets forth the number of outstanding shares of common stock upon the closing of this offering and the estimated per share and aggregate dividend amounts payable on such shares during the Initial Four Quarters.

		Dividends
	Number of Shares
		Per Share	Aggregate
			(In millions)
Estimated dividends on our outstanding common stock	30,603,664	$1.8525	$56.7

Assuming all vested options remaining outstanding following this offering are exercised at the weighted average exercise price as of the closing, the aggregate dividend amounts payable during the Initial Four Quarters would be approximately $56.7 million (approximately $59.8 million if the underwriters' exercise their option to purchase additional shares in full).

(8)
Total leverage ratio is calculated as consolidated net debt (as defined in the senior secured credit facilities) divided by Adjusted EBITDA. See "—Restrictions on Payment of Dividends—Senior Secured Credit Facilities." Under the senior secured credit facilities, the maximum total leverage ratio covenant for the Initial Four Quarters is 5.0x.

(9)
Interest coverage ratio is calculated as Adjusted EBITDA divided by cash interest expense (as defined in the senior secured credit facilities). See "—Restrictions on Payment of Dividends—Senior Secured Credit Facilities." Under the senior secured credit facilities, the minimum interest coverage ratio covenant for the Initial Four Quarters is 2.5x.

(10)
Total Debt to Adjusted EBITDA ratio is the ratio of consolidated total indebtedness (as defined in the indentures) to Adjusted EBITDA (as defined in the indentures). See "—Restrictions on Payment of Dividends—Senior Floating Rate Notes" and "—Restrictions on Payment of Dividends—Senior Subordinated Notes." Under the indentures, the maximum Total Debt to Adjusted EBITDA ratio covenant for the Initial Four Quarters is 6.75x.

(11)
Reflects payments in the second quarter of 2004 from Intelsat LLC and in the first quarter of 2005 from SES Global affiliates relating to certain frequency and orbital slot coordination matters. We expect such events to occur only on an infrequent basis and do not expect these transactions to be a significant source of cash for the payment of dividends in future periods.

(12)
For the year ended December 31, 2004 and the twelve months ended March 31, 2005, this represented cash fees and expenses incurred by New Skies Satellites N.V. of $22.3 million in connection with the Transactions. In addition to the cash expenses identified above, New Skies Satellites N.V. also incurred $4.l million of non-cash expense related to the accelerated vesting of stock based compensation as a result of the Transactions. Including this non-cash item, the total costs related to the Transactions amounted to $26.4 million. Costs related to the Transactions of $22.3 million include cash compensation costs of $3.7 million relating to other bonuses paid to employees of New Skies Satellites N.V. for work performed on the Transactions and, a consequence of terminating the stock plans, a payment in lieu of equity grants that would otherwise have been made for services performed prior to the Acquisition. Total non-recurring cash fees and expenses also include $9.7 million related to third-party financing advisory fees and expenses and also include $8.9 million related primarily to legal and accounting fees and other third-party services.

Given the unusual and non-recurring nature of the non-compensation-related expenses related to the Transactions, they have been excluded from the calculation of cash available to pay dividends in an effort to provide investors with a more accurate sense of our ability to make future dividend payments. None of these fees or expenses was paid to the investment funds.

(13)
In the fourth quarter of 2004 we terminated certain agreements with Data Access and fully provided for the customer receivable of $7.8 million. Also in the fourth quarter of 2004, we provided $2.5 million for anticipated losses on a customer contract.

(14)
For the year ended December 31, 2004, this included unused satellite capacity leased from a third party at a cost of $4.8 million, restructuring charges representing severance costs of $2.8 million and expense incurred with respect to a monitoring fee paid to Blackstone Management Partners IV L.L.C. of $0.2 million, as permitted in computing Adjusted EBITDA for the bank covenants.

For the twelve months ended March 31, 2005, this included unused satellite capacity leased from a third party at a cost of $3.4 million, restructuring charges representing severance costs of $2.8 million and expense incurred with respect to a monitoring fee paid to Blackstone Management Partners IV L.L.C. of $0.6 million, as permitted in computing Adjusted EBITDA for the bank covenants.

Assumptions and Considerations

        Based on a review and analysis conducted by our management and our board of directors, we believe that our minimum Adjusted EBITDA for the Initial Four Quarters will be at least $119.0 million ($122.1 million if the underwriters' over-allotment option is exercised in full), and we have determined that the assumptions in the above tables as to capital expenditures, cash interest expense, required amortization of indebtedness, working capital and income taxes are reasonable. We considered the following factors in determining our intended dividend level for the Initial Four Quarters and establishing our belief concerning the minimum Adjusted EBITDA required to support our dividend policy:

  •
  A substantial portion of our contracted backlog relates to contracts which are typically long-term and non-cancelable, with early termination or cancellation by the customer resulting in a significant cash obligation payable to us.

  •
  Of the $517.0 million contracted backlog at December 31, 2004, approximately $166.9 million is contracted for receipt in the twelve-month period ending December 31, 2005. At March 31, 2005, our backlog was $557.6 million. We believe that substantially all of the contracted backlog amount for the Initial Four Quarters will be received when contemplated.

  •
  Our operating and financial results in recent years, including in particular the fact that our Adjusted EBITDA was $115.2 million in 2002, $127.0 million in 2003, $120.5 million for the year ended December 31, 2004. For the twelve month period ended March 31, 2005, our Adjusted EBITDA was $128.8 million.

  •
  Our capital expenditures of $43.5 million, $12.1 million for fiscal years 2003 and 2004, respectively, and our expected capital expenditures of $8.0 million to $10.0 million for the Initial Four Quarters. Our capital expenditures for the twelve months ended March 31, 2005 were $12.4 million, including capitalized interest of $4.6 million. Management believes that the amount of expected capital expenditures for the Initial Four Quarters is sufficient to maintain the effectiveness of our present operations. The decrease in expected capital expenditures during the Initial Four Quarters over 2004 is due primarily to the restructuring of the NSS-8 contract and the completion of our committed capital investment program.

  •
  Our operating expenses (excluding depreciation, amortization and fees incurred in connection with the Transactions) of $90.2 million, $95.3 million, $110.1 million and $25.4 million for fiscal years 2002, 2003, 2004 and the three month period ended March 31, 2005, as well as our expected operating expenses (excluding depreciation and amortization) and other cash needs for the Initial Four Quarters, primarily related to working capital requirements. Our operating expenses (excluding depreciation, amortization and fees incurred in connection with the Transactions) are largely fixed in nature, with no significant incremental costs incurred once our satellites are launched. We also do not anticipate incurring any significant restoration costs should a satellite anomaly occur.

  •
  The terms of the senior secured credit facilities and the indentures governing the notes.

  •
  Other potential sources of liquidity, including working capital, borrowings under the revolving credit facility and the possibility of asset sales.

        We have also assumed:

  •
  that our general business climate, including such factors as customer demand for our services, the level of competition we experience (including the amount of competing satellite capacity and the number and behavior of our competitors), and our customer payment history, will remain reasonably consistent with previous periods;

  •
  that the effect of satellite anomalies and service interruptions on our operations, revenues and expenses will remain reasonably consistent with previous periods and that no satellite or launch failures will occur;

  •
  that LIBOR, on which interest on the senior floating rate notes is based and, at our subsidiary's option, interest is based for the senior secured credit facilities, will not increase beyond currently anticipated amounts; and

  •
  the absence of extraordinary business events, such as adverse regulatory developments, that may adversely affect our business, results of operations or anticipated capital expenditures.

        If our Adjusted EBITDA for the Initial Four Quarters were to fall below the $119.0 million level ($122.1 million if the underwriters' over-allotment option is exercised in full) (or if our projections regarding capital expenditures, interest expense or other factors were to prove materially incorrect), we may need to either reduce or eliminate dividends or, to the extent we were permitted to do so under our subsidiary's indebtedness, to fund a portion of our dividends with borrowings or from other sources. Following the consummation of this offering we will also be permitted to fund the payment of dividends from borrowings under the revolving credit facility, subject to the dividend restrictions described under "—Restrictions on Payments of Dividends—Senior Secured Credit Facilities" below. If we were to use our revolving credit facility, working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively impact our financial condition, our results of operations, our liquidity and our ability to maintain or expand our business. In addition, to the extent we finance capital expenditures with indebtedness, we will begin to incur incremental debt service obligations.

        We cannot assure you that our Adjusted EBITDA will in fact equal or exceed the minimum level set forth above, and our belief that it will equal or exceed such level is subject to all of the risks, considerations and factors identified in other sections of this prospectus, including those identified in the section entitled "Risk Factors."

        As noted above, we have estimated our initial dividend level and the minimum Adjusted EBITDA required to pay dividends at that level only for the Initial Four Quarters. Moreover, we cannot assure you that we will pay dividends during or following such period at the level estimated above, or at all. Dividend payments are within the absolute discretion of our board of directors and will be dependent upon many factors and future developments that could differ materially from our current expectations. Over time, our capital and other cash needs will invariably be subject to uncertainties, which could affect the level of any dividends we pay in the future.

        In accordance with our dividend policy, we intend to distribute, as dividends to our shareholders, a substantial portion of the cash generated by our business in excess of operating expenses and working capital requirements, interest and principal payments on indebtedness and capital expenditures. In adopting our dividend policy, we considered the amount of cash we anticipate we will be able to generate from our business as well as the costs we anticipate we will need to incur in order to maintain the scale and quality of our operations and our performance. Because we believe that our dividend policy reflects these costs, we anticipate that it will not adversely affect our operations or performance, subject to the risks discussed above.

        We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. In order to pay dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund replacement capital expenditures, fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our anticipated capital expenditure levels. Such additional financing could include, among other transactions, the issuance of additional shares of common stock. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investments and to repay our subsidiary's outstanding indebtedness. Management currently has no specific plans to make a significant acquisition or to increase capital spending to expand our business materially. However, management will evaluate potential growth opportunities as they arise and, if our board of directors determines that it is in our best interest to use cash that would otherwise be available for distribution as dividends to pursue an acquisition opportunity, to repay our subsidiary's outstanding indebtedness at a rate faster than currently expected, to materially increase capital spending or for some other purpose, the board would be free to depart from, or change, our dividend policy at any time. Management currently does not have any definitive plans to pursue growth opportunities, including acquisitions, unless they are expected to be at least neutral or accretive to our ability to pay dividends to the holders of our common stock.

Restrictions on Payment of Dividends

        The Issuer is a holding company and conducts all of its operations through its subsidiaries. The Issuer does not have, apart from its indirect ownership of New Skies Satellites B.V., any independent operations. As a result, the Issuer will rely on dividends and other payments or distributions from New Skies Satellites B.V. and its other subsidiaries to pay dividends on its common stock and other obligations, if any. The ability of New Skies Satellites B.V. and our other subsidiaries to pay dividends or make other payments or distributions to their shareholders will depend on New Skies Satellites B.V.'s operating results and may be restricted by, among other things, laws of The Netherlands, the covenants contained in the senior secured credit facilities and the indentures governing the notes, and the covenants of any future outstanding indebtedness the Issuer or its subsidiaries incur. The ability of our Luxembourg subsidiaries to pay dividends or make other payments or distributions to its shareholders may be restricted by the laws of Luxembourg and the ability of our Irish subsidiaries to pay dividends or make other payments or distributions to their shareholders may be restricted by the laws of Ireland. In addition, the Issuer's ability to pay dividends will be restricted by the laws of Bermuda.

        Based on advice received from local counsel in Bermuda, The Netherlands, Luxembourg and Ireland, we do not believe that restrictions under the laws of these jurisdictions will limit the Issuer's ability to make dividend payments at the stated levels.

Bermuda Law

        Under Bermuda law, our board of directors may declare and pay dividends from time to time only if there are reasonable grounds for believing that we are, or after the payment will be, able to pay our liabilities as they become due and that the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts. The share capital account represents the aggregate par value of our issued shares, and the share premium account represents the aggregate amount paid for issued shares (including the proceeds of this offering) over and above their par value. The excess of the consideration paid on the issue of shares over the aggregate par value of such shares must, except in certain limited circumstances, be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example, to pay for unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation as to how it may be applied by a company.

Dutch Law

        Under applicable Dutch law, and subject to the provisions of the senior secured credit facilities, and the indentures governing the notes, each of our Dutch subsidiaries is, subject to certain exceptions, permitted to make distributions to its shareholders only to the extent that its shareholder's equity exceeds the aggregate of its paid up nominal share capital and the amount of mandatory reserves that must be maintained under Dutch law (such excess, if any, constituting "freely distributable reserves"). Generally the freely distributable reserves will consist of the share premium reserve and the retained earnings reserve. Distribution of profits can be made after the adoption of the annual accounts from which it appears that the distribution is permitted. If any of these companies do not have sufficient freely distributable reserves, it will limit their ability to pay dividends.

        We have considered several strategies for distributing cash out of each of these companies in the absence of sufficient freely distributable reserves. For example, each of these companies will, subject to the corporate benefit test (as described in the paragraph below) and general rules of Dutch law concerning fraudulent conveyance and/or tort, be permitted to make distributions in respect of interest and principal repayment on the Subordinated Loans even if there are no freely distributable reserves. Other strategies that we have considered include loans from the Issuer's subsidiaries to the Issuer, additional capital raising transactions and disposals of appreciated assets. We cannot assure you, however, that these other strategies will be available or that we will choose to pursue such strategies. As a result, once the Subordinated Loans are repaid, these companies may no longer be able to make distributions unless there are sufficient profits. Furthermore, all of these strategies (including any upstream loans) will be subject to certain general principles of Dutch law (and any other applicable law) stipulating, among other things, that they be carried out in line with the corporate benefit of the company and taking into account the position of creditors as well as the view of the management board.

        Whether such strategies satisfy the corporate benefit test is predominantly a factual analysis and will thus be ultimately decided on by the boards of our Dutch subsidiaries on the basis of the facts and circumstances (known or that could have reasonably have been known) concerning the business of these companies at the time of implementing any new strategies to increase cash distributions by these companies. Failure to satisfy the corporate benefit test may lead to nullification of a transaction implementing such new strategies on behalf of the companies or a trustee in bankruptcy with retroactive effect, and consequently may lead to claims for repayment of any funds that have been distributed by the companies as result of the nullified transactions. Under special circumstances, third parties may also be allowed to bring claims on the basis of fraudulent conveyance and/or tort (either in the event of bankruptcy or outside bankruptcy) if they believe that their legitimate interests have been prejudiced as a result of any new strategies that seek to increase the distribution of cash by the companies and would impair the liquidity position of the companies to such an extent that third party creditors run a significant risk of their claims remaining unpaid. In such special circumstances, payments under the Subordinated Loans might not be permitted.

        We may also take the position that our Dutch subsidiaries will have freely distributable reserves to the extent of the value of our Irish subsidiaries, which will be transferred to our Dutch subsidiaries immediately following the consummation of this offering. The decision whether to take the position that our Dutch subsidiaries' freely distributable reserves will be increased by the value of our Irish subsidiaries will not be made until we have produced audited financial statements for our Dutch subsidiaries for fiscal 2005. We cannot assure you as to whether (and to what extent) the value of our Irish subsidiaries will increase the freely distributable reserves of our Dutch subsidiaries. If we were to take the position that our Dutch subsidiaries' freely distributable reserves were increased by the value of our Irish subsidiaries, we cannot assure you that any distributions made on that basis would not be challenged before a Dutch court by interested parties (notably creditors or a receiver in bankruptcy) should it be demonstrated that the value of our Irish subsidiaries could not have been (fully) recognized by our Dutch subsidiaries for purposes of determining the amount of the distributable reserves.

        Interim-dividends are allowed so long as the articles of association so permit, which for each of our Dutch subsidiaries is presently the case, and provided that the above described statutory restrictions are observed. Interim-dividends are considered to be a pre-payment of the final dividend to be paid after adoption of the annual accounts from which it appears that a dividend distribution is permitted. In principle, interim-dividends paid by our Dutch subsidiaries, may be recovered from their shareholders or withheld from future dividend payments, to the extent that the maximum amount of dividends calculated on the basis of the annual accounts for the relevant accounting period is less than the aggregate amount of the relevant interim-dividends paid.

        Our Dutch subsidiaries may be required in the future to maintain mandatory reserves that are not included in our current projections and forecasts. Each of our Dutch subsidiaries' ability to pay dividends will be reduced by any increase in the amount of mandatory reserves to be maintained by each of them, which may negatively impact our ability to pay dividend to our shareholders. Under Dutch law, mandatory reserves include: (1) revaluation reserves concerning the assets of the company or distributable profits in participating interests; (2) capital reserves (which means that the company must maintain a reserve amounting to the difference between (a) the sum of the paid and called up part of the capital and the reserves, which must be maintained by virtue of any other statutory provision or by the articles and (b) the statutory minimum capital as last set (currently €18,000)); (3) a reserve for the outstanding amount of loans for the purpose of the subscription or acquisition of shares in its capital; and (4) insofar as the company capitalizes the expenses and costs in connection with (a) the incorporation and the issue of shares, or (b) research and development costs as intangible fixed assets, it must maintain a reserve for the amount thereof.

        On the basis of Dutch case law, under special circumstances, a company may not be allowed to make dividend payments, even if the above statutory restrictions are met. Such special circumstances could arise if any material negative developments in the company's business or financial position have occurred since the company's year-end balance sheet. A payment of a dividend despite such material negative developments may constitute liability for the company's management board and/or, if applicable, its sole or majority shareholder, if such developments were known or should have been known at the time of making the distribution.

        The Dutch legislative authorities are currently in the process of reviewing statutory law applicable to B.V. companies. The outcome of this legislative process is as yet unknown but on the basis of its present status, the law may be amended such that dividend payments are made conditional upon the positive outcome of a liquidity and/or solvency test carried out by the management board at the time of making any distribution to shareholders. Any future amendment of Dutch law in respect of the payment of dividends, in the above or any other manner, may result in a limitation of our ability to pay dividends.

Luxembourg Law

        Our Luxembourg subsidiaries may make payments to their shareholders (i) to the extent such shareholders hold preferred equity certificates and convertible preferred equity certificates, with respect to payments of principal and yield under the preferred equity certificates and convertible preferred equity certificates (as such instruments are described in footnote (1) under "Summary—Corporate Structure") issued by them and (ii) by way of dividend distributions. Payments by our Luxembourg subsidiaries to their shareholders will be effected first through the repayment of the preferred equity certificates and convertible preferred equity certificates in accordance with the terms and conditions of such instruments and until full repayment thereof, then only by way of dividend distributions.

        Payment of dividends by a Luxembourg company may take place after the approval of such company's annual accounts by its shareholders. However, a Luxembourg company may not pay dividends if on the closing date of the last financial year, the net assets as set out in the annual accounts of such company are, or following such distribution, would become, lower than the amount of its subscribed capital plus reserves which may not be distributed under Luxembourg law or by virtue of its articles of incorporation.

        By way of exception, interim dividends may be distributed by the managers of a société à responsabilité limitée at any time during the accounting year provided that (i) the articles of incorporation of such company allow interim dividend distributions, which is the case for our Luxembourg subsidiaries and that (ii) an interim statement of accounts of such company made no earlier than two months before the contemplated distribution shows that sufficient funds are available for distribution. Funds are sufficient for distribution if the amount to be distributed does not exceed total profits made since the end of the last financial year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and any sums to be placed to reserve pursuant to Luxembourg law or by virtue of such company's articles of incorporation. Under Luxembourg law, interim dividends are considered as a pre-payment of the final dividend to be paid by a company to its shareholders after the approval of its annual accounts by such shareholders.

        Upon repayment by our Luxembourg subsidiaries of the principal and yield under the preferred equity certificates and convertible preferred equity certificates, it is anticipated that they will not have any significant remaining liabilities. Consequently, all of the dividends received by our Luxembourg subsidiaries may be distributed to their shareholders after payment of the expenses incurred in the due course of business, under the conditions set out in the above paragraphs and after mandatory payments to the legal reserve or to reserves established by their articles of incorporation.

Irish Law

        Immediately following the consummation of this offering, our Irish subsidiaries will hold interest-free, intercompany loan obligations of our Luxembourg subsidiaries and will make interest-free intercompany loans to New Skies Satellites Holdings Ltd. Under currently applicable Irish law, our Irish subsidiaries are not prohibited from making these interest-free intercompany loans. Further, under currently applicable Irish law, our Irish subsidiaries are not prohibited from making additional upstream loans on an interest-free basis. We will take the position that our Irish subsidiaries will not owe any tax on any such interest-free loans. We cannot assure you, however, that the Irish tax authorities will not successfully challenge this tax position, or that applicable Irish law will permit our Irish subsidiaries to make upstream loans in the future.

Senior Secured Credit Facilities

        Under the senior secured credit facilities, as amended concurrently with this offering, so long as there is no default or event of default (as described under "Description of Indebtedness—Senior Secured Credit Facilities—Events of Default"), New Skies Satellites B.V. is permitted to pay dividends in an aggregate amount not to exceed (i) $20 million or (ii) $30 million if at the time of payment of any dividends its total leverage ratio is equal to or less than 5x. In addition, following the consummation of this offering and the repayment of the term loan facility to the extent necessary to reduce consolidated debt (defined as the sum of all indebtedness, which consists of capitalized lease obligations, indebtedness for borrowed money, indebtedness in respect of the deferred purchase price of property or services and any receivables net investments (as defined in the credit agreement)) to $515.0 million or less, New Skies Satellites B.V. will also be permitted to pay dividends so long as

(a) there will be no default or event of default under the senior secured credit facilities, (b) the aggregate amount of such dividends, prepayments and cash interest payments of certain existing investor financing, payments or prepayments of principal and cash interest payments with respect to loans made to New Skies Holding B.V. or any of its subsidiaries with proceeds of this offering and loans made to any affiliates (other than New Skies Holding B.V. or any of its subsidiaries) will not exceed (i) $65.0 million for the 2005 fiscal year of New Skies Satellites B.V. and (ii) for each successive fiscal year thereafter, an amount equal to 105% of the amount permitted to be paid in the immediately preceding fiscal year of New Skies Satellites B.V. as described in this clause (b) and (c) the total leverage ratio will be equal to or less than 4.80x. Finally, following the consummation of this offering and the repayment of the term loan facility to the extent necessary to reduce consolidated debt (as defined above) to $515.0 million or less, New Skies Satellites B.V. and New Skies Holding B.V. will also be permitted to pay dividends with any proceeds of this offering indirectly received by either of them which are not required to be applied to reduce consolidated debt (as defined above) to $515.0 million or less.

        Under the credit agreement governing the senior secured credit facilities, (i) the total leverage ratio is calculated as consolidated net debt (defined as consolidated debt less unrestricted cash or marketable securities of New Skies Holding B.V. and its subsidiaries and an amount of up to $30.0 million to be held for the benefit of Boeing in connection with NSS-8) divided by EBITDA and (ii) the interest coverage ratio is calculated as Adjusted EBITDA divided by cash interest expense (defined as gross interest expense plus capitalized interest expense (but excluding interest expense in respect of performance incentive payments) less the sum of payments-in-kind or other non-cash interest expense, the amortization of any financing fees, the amortization of any debt discounts or fees in respect of swap agreements and cash interest income for any given period).

        New Skies Satellites B.V. may not pay any dividends if a default or an event of default under the senior secured credit facilities has occurred and is continuing. In particular, following the consummation of this offering and the repayment of the term loan facility to the extent necessary to reduce consolidated debt to $515.0 million or less, under the senior secured credit facilities (as amended concurrently with this offering), it would be an event of default if:

  •
  The total leverage ratio, calculated as described above, for the four-quarter period ended on the last day of any fiscal quarter is greater than 5.00 to 1.00; and

  •
  The interest coverage ratio, calculated as described above, is less than 2.50 to 1.00 for such period.

        As described above, we believe that our minimum Adjusted EBITDA for the Initial Four Quarters will be at least $119.0 million ($122.1 million if the underwriters' over-allotment option is exercised in full). If our Adjusted EBITDA for such period is at this level, our total leverage ratio at the end of such period would be 4.1 to 1.0 and our interest coverage ratio for such period would be 2.9 to 1.0. We would therefore be in compliance with all of these covenants.

        See "Description of Indebtedness—Senior Secured Credit Facilities" for a more complete description of the covenants contained in the senior secured credit facilities. As the Issuer depends on dividends from its subsidiaries to make dividend payments on the Issuer's common stock, if its subsidiaries are unable to make dividend payments to the Issuer, the Issuer may not be able to pay dividends on its common stock.

Senior Floating Rate Notes

        We believe our subsidiary will be permitted to fund dividends at the level described above for at least the Initial Four Quarters under the indenture governing the senior floating rate notes. Under this indenture New Skies Satellites B.V. is restricted from paying dividends to the Issuer unless, at the time of and after giving effect to such payment: (i) no "default" or "event of default" (as described under

"Description of Indebtedness—Senior Floating Rate Notes due 2011—Events of Default") has occurred and is continuing or would occur as a consequence thereof; (ii) New Skies Satellites B.V. would, at the time of such payment and after giving pro forma effect thereto as if such payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional indebtedness (as defined in the indenture) pursuant to a leverage ratio test requiring New Skies Satellites B.V. to maintain a leverage ratio of less than or equal to 6.75 to 1.0; and (iii) such payment, together with the aggregate amount of all other "restricted payments" (as defined in the indenture to include dividends, repurchases of equity, repayment of any subordinated debt and investments not otherwise permitted) made by New Skies Satellites B.V. and its "restricted subsidiaries" (as defined in the indenture) after November 2, 2004, subject to certain exceptions, is less than the amount equal to the difference between the "cumulative credit" and 1.4x "cumulative interest expense" (each as defined in the indenture). The leverage ratio under the indenture means, for the most recently ended four fiscal quarters for which internal financial statements are available, the ratio of "consolidated total indebtedness" (as defined in the indenture) as of the date of calculation to Adjusted EBITDA for such period. Cumulative credit is defined under the indenture as the sum of, among other things, (i) Adjusted EBITDA from the beginning of the first fiscal quarter commencing after November 2, 2004 to the end of the most recently ended fiscal quarter for which internal financial statements are available at the time of such restricted payment, or, in the case such Adjusted EBITDA for such period is negative, minus the amount by which cumulative Adjusted EBITDA is less than zero and (ii) 100% of the aggregate net cash proceeds and the fair market value of property and marketable securities received by New Skies Satellites B.V. since immediately after November 2, 2004 from (x) the issue or sale of (a) equity interests in New Skies Satellites B.V. and to the extent actually contributed to New Skies Satellites B.V., equity interests of the direct or indirect parent entities of New Skies Satellites B.V. or (b) debt securities of New Skies Satellites B.V. that have been converted into such equity interests, (y) the contribution to the capital of New Skies Satellites B.V. or (z) the sale of "restricted investments" (as defined in the indenture) by New Skies Satellites B.V.

        Notwithstanding such restriction, the indenture permits the payment of dividends on common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity's common stock) following this initial public offering of the Issuer's common stock, of up to 6% per year of the net proceeds received by or contributed to us in any past or future public offering. The indenture separately permits an aggregate of $35.0 million of restricted payments without restriction (which has been used together with the dividend paid to existing shareholders pursuant to the NSS-8 payment from Boeing). These permitted exceptions are available whether or not there is availability under the above-described formula or the conditions to its use are met.

Senior Subordinated Notes

        We believe our subsidiary will be permitted to fund dividends at the level described above for at least the Initial Four Quarters under the indenture governing the senior subordinated notes. Under this indenture New Skies Satellites B.V. is restricted from paying dividends to the Issuer unless, at the time of and after giving effect to such payment: (i) no "default" or "event of default" (as described under "Description of Indebtedness—9 1/8% Senior Subordinated Notes due 2012—Events of Default") has occurred and is continuing or would occur as a consequence thereof; (ii) New Skies Satellites B.V. would, at the time of such payment and after giving pro forma effect thereto as if such payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional indebtedness (as defined in the indenture) pursuant to a leverage ratio test requiring New Skies Satellites B.V. to maintain a leverage ratio of less than or equal to 6.75 to 1.0; and (iii) such payment, together with the aggregate amount of all other "restricted payments" (as defined in the indenture to include dividends, repurchases of equity, repayment of any subordinated debt and investments not otherwise permitted) made by New Skies Satellites B.V. and its "restricted subsidiaries" (as defined in the indenture) after November 2, 2004, subject to certain exceptions, is less than the amount equal to the difference between the "cumulative credit" and 1.4x "cumulative interest expense"

(as defined in the indenture). The leverage ratio under the indenture means, for the most recently ended four fiscal quarters for which internal financial statements are available, the ratio of "consolidated total indebtedness" (as defined in the indenture) as of the date of calculation to Adjusted EBITDA for such period. Cumulative credit is defined under the indenture as the sum of, among other things, (i) Adjusted EBITDA from the beginning of the first fiscal quarter commencing after November 2, 2004 to the end of the most recently ended fiscal quarter for which internal financial statements are available at the time of such restricted payment, or, in the case such Adjusted EBITDA for such period is negative, minus the amount by which cumulative Adjusted EBITDA is less than zero and (ii) 100% of the aggregate net cash proceeds and the fair market value of property and marketable securities received by New Skies Satellites B.V. since immediately after November 2, 2004 from (x) the issue or sale of (a) equity interests in New Skies Satellites B.V. and to the extent actually contributed to New Skies Satellites B.V., equity interests of the direct or indirect parent entities of New Skies Satellites B.V. or (b) debt securities of New Skies Satellites B.V. that have been converted into such equity interests, (y) the contribution to the capital of New Skies Satellites B.V. or (z) the sale of "restricted investments" (as defined in the indenture) by New Skies Satellites B.V.

        Notwithstanding such restriction, the indenture permits the payment of dividends on common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity's common stock) or following this initial public offering of the Issuer's common stock, of up to 6% per year of the net proceeds received by or contributed to New Skies Satellites B.V. in any past or future public offering. The indenture separately permits an aggregate of $35.0 million of restricted payments without restriction (which has been used together with the distribution paid to existing shareholders pursuant to the NSS-8 payment from Boeing). These permitted exceptions are available whether or not there is availability under the above-described formula or the conditions to its use are met.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2005 on an actual basis, on a pro forma basis and on an as-adjusted basis.

        The New Skies Investments S.a.r.l. Historical column sets forth our cash and cash equivalents and our capitalization as of March 31, 2005 on an actual basis.

        The New Skies Satellites Holdings Ltd. Pro Forma column sets forth our cash and cash equivalents and our capitalization as of March 31, 2005 after giving effect to:

  •
  the Reorganization and the related conversion of preferred equity certificates for common stock; and

  •
  the issuance of a stock dividend of 17,255,074 shares of common stock to existing shareholders as part of the Reorganization.

        The New Skies Satellites Holdings Ltd. Pro Forma As Adjusted column sets forth our cash and cash equivalents and our capitalization as of March 31, 2005 after giving effect to the Reorganization (mentioned above) as well as:

  •
  the sale of approximately 11,900,000 shares of our common stock in this offering after deducting underwriting discounts and estimated offering expenses;

  •
  the application of the net proceeds as described in "Use of Proceeds"; and

  •
  options that immediately convert to the equivalent of 144,419 shares of our common stock (net of any exercise cost) under the Stock Incentive Plan (assuming no exercise by the underwriters of their option to purchase additional shares).

        You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Information" and the audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2005
	New Skies Investments S.a.r.l. Historical	New Skies Satellites Holdings Ltd. Pro Forma	New Skies Satellites Holdings Ltd. Pro Forma As Adjusted
	(In millions, except par value and share data)
Cash and cash equivalents	$36.7	$36.7	$36.7

Debt:
Senior secured credit facilities(1)	$371.2	$371.2	$240.0
Senior floating rate notes	160.0	160.0	160.0
Senior subordinated notes	125.0	125.0	125.0
Preferred equity certificates subject to mandatory redemption(2)	84.5	—	—

Total debt	740.7	656.2	525.0

Shareholders' equity (deficiency)
Common stock, par value $35.00 per share, 57,142 shares authorized and 44,557 shares issued and outstanding as of March 31, 2005	1.6	—	—
Common stock, par value $0.01 per share, 500,000,000 shares authorized and 18,559,245 and 30,603,664 shares issued and outstanding, as adjusted for the Reorganization and this offering, respectively.	—	0.2	0.3
Additional paid-in capital	3.5	89.4	269.8
Accumulated deficit	(13.6)	(13.6)	(64.1)
Accumulated other comprehensive income	0.6	0.6	0.6

Total shareholders' equity (deficiency)	(7.9)	76.6	206.6

Total capitalization	$732.8	$732.8	$731.6

(1)
Consists of a $460.0 million term loan facility that matures in May 2011 and a $75.0 million revolving credit facility that matures in November 2010. We intend to repay approximately $131.2 million of the term loan facility with the proceeds from this offering.

(2)
Reflects $69.6 million of preferred equity certificates bearing interest at 11.25% per annum and $8.5 million of convertible preferred equity certificates bearing interest at 3.25% per annum and accrued but unpaid interest of $6.4 million.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after the offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of March 31, 2005, divided by the number of shares of our common stock outstanding as of that date taking into consideration effects of the Reorganization and immediately preceding this offering. As of March 31, 2005, on a pro forma basis after giving effect to the Reorganization, we had a net tangible book value of $76.6 million, or $4.13 per share.

        On a pro forma basis, after giving effect to the Reorganization and the sale of 11,900,000 shares of common stock in this offering and the use of proceeds therefrom, as well as options that immediately convert to the equivalent of 144,419 shares of our common stock (net of any exercise cost) under the Stock Incentive Plan, our pro forma net tangible book value as of March 31, 2005 would have been approximately $206.6 million, or $6.75 per share of common stock. This represents an immediate increase in net tangible book value of $2.62 per share to existing shareholders and an immediate dilution in net tangible book value of $9.75 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$16.50
Net tangible book value per share at March 31, 2005 pro forma for the Reorganization	$4.13
Increase in net tangible book value per share attributable to new investors	2.62

Pro forma net tangible book value per share after the offering		6.75

Dilution per share to new investors		$9.75

Pro forma net tangible book value per share after the offering giving effect to the underwriters' over-allotment option		6.35

Dilution per share to new investors after giving effect to the underwriters' over-allotment option		$10.15

        The following table summarizes, on the same pro forma basis as of March 31, 2005, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing shareholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
	(In thousands)		(In millions)
Existing shareholders(1)	18,704	61.1%	$31.8	13.9%	$1.70
New investors	11,900	38.9	196.4	86.1	16.50

Total	30,604	100.0%	$228.2	100.0%	$7.45

(1)
Total consideration and average price per share paid by existing shareholders gives effect to the $43.2 million dividend we intend to distribute to existing shareholders with a portion of the net proceeds of this offering.

        The tables and calculations above assume no exercise of outstanding options. Immediately prior to the consummation of this offering, we expect to have the equivalent of 853,635 shares of our common stock issuable upon exercise of outstanding options (net of any exercise cost). To the extent that these options are exercised, there will be dilution to new investors of $9.93 per share ($10.15 per share after giving effect to the underwriters' over-allotment option). See "Management—Stock Incentive Plan."

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated financial information for New Skies Satellites Holdings Ltd. gives effect to the Transactions, the Reorganization, the amended agreement for NSS-8, this offering and the application of the net proceeds therefrom.

        For the periods presented and prior to the Reorganization, whereby New Skies Investments S.a.r.l. and its subsidiaries became our wholly-owned subsidiaries, New Skies Satellites Holdings Ltd. did not have any significant assets, liabilities or operations. The unaudited pro forma condensed consolidated financial information for New Skies Satellites Holdings Ltd. has, therefore, been presented by using the historical New Skies Investments S.a.r.l. financial statements as a starting point. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the consolidated financial statements of New Skies Investments S.a.r.l., related notes thereto and other financial information appearing elsewhere in this prospectus, including "Selected Consolidated Historical Financial Data," "The Transactions," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The unaudited pro forma condensed consolidated balance sheet gives effect to the Reorganization, this offering and the application of the net proceeds therefrom as if they had occurred on March 31, 2005. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2004 and the three months ended March 31, 2005 give effect to the Transactions, the Reorganization, the amended agreement for NSS-8, this offering and the application of the net proceeds therefrom as if they had occurred on January 1, 2004.

        The unaudited pro forma adjustments are based upon available information and certain assumptions described in the accompanying notes that we believe are reasonable. The actual financial position and results of operations of the Issuer may differ, perhaps materially, from the pro forma amounts reflected herein due to a variety of factors, including the changes in operating results between the dates of the pro forma financial information and thereafter, as well as the factors discussed under "Risk Factors." We believe that the preliminary allocation of the purchase price resulting from the Transactions is reasonable. However, the amounts ultimately recorded based on the actual outcome of an independent valuation, expected to be finalized in the second quarter of 2005, may differ from those based on the preliminary purchase price allocation, which may have a material impact on our financial position and results of operations.

        The unaudited pro forma condensed consolidated statements of operations do not reflect certain one-time charges that we will record in connection with the consummation of this offering. These one-time charges include (1) an approximately $5.3 million write-off of deferred financing fees associated with the repayment of a portion of our term loan facility with a portion of the proceeds of the offering, and (2) a $6.1 million charge associated with the fee paid to Blackstone Management Partners IV L.L.C. in connection with the termination of the transaction and monitoring fee agreement.

        The unaudited pro forma condensed consolidated financial information is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the Transactions, the Reorganization, the amended agreement for NSS-8, this offering and the application of the net proceeds therefrom been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position.

New Skies Satellites Holdings Ltd.
Unaudited Pro Forma Condensed Consolidated Balance Sheet

	As of March 31, 2005
	New Skies Investments S.a.r.l. Historical	Reorganization and Other Adjustments		New Skies Satellites Holdings Ltd. Pro Forma	Offering Adjustments		New Skies Satellites Holdings Ltd. Pro Forma as Adjusted
	(In millions)
Assets
Current assets
Cash and cash equivalents	$36.7	$—		$36.7	$—		$36.7
Trade receivables	37.8	—		37.8	—		37.8
Prepaid expenses and other assets	12.4	—		12.4	—		12.4

Total Current Assets	86.9	—		86.9	—		86.9

Communications, plant and other property	706.9	—		706.9	—		706.9
Deferred tax asset	16.5	—		16.5	2.3	(c)	18.8
Debt issuance costs and other assets	27.6	—		27.6	(5.3	)(d)	22.3
Restricted cash	30.0	—		30.0	—		30.0

TOTAL ASSETS	$867.9	$—		$867.9	$(3.0)		$864.9

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$27.3	$—		$27.3	$—		$27.3
Accrued interest	13.0	—		13.0	—		13.0
Income taxes payable	19.3	—		19.3	—		19.3
Deferred tax liabilities	10.0	—		10.0	(1.8	)(d)	8.2
Deferred revenues and other liabilities	21.8	—		21.8	—		21.8
Satellite performance incentives	5.8	—		5.8	—		5.8

Total current liabilities	97.2	—		97.2	(1.8)		95.4

Deferred revenues and other liabilities	8.5	—		8.5	—		8.5
Satellite performance incentives	29.4	—		29.4	—		29.4
Term loan facility	371.2	—		371.2	(131.2	)(d)	240.0
Fixed and floating rate notes	285.0	—		285.0	—		285.0
Preferred equity certificates, subject to mandatory redemption	84.5	(84.5	)(a)	—	—		—

Total liabilities	875.8	(84.5)		791.3	(133.0)		658.3

Shareholders' equity (deficiency)
Ordinary shares	1.6	(1.4	)(a)(b)	0.2	0.1	(c)	0.3
Additional paid in capital	3.5	85.9	(a)(b)	89.4	180.4	(c)	269.8
Accumulated deficit	(13.6)	—		(13.6)	(50.5	)(c)(d)	(64.1)
Accumulated other comprehensive income	0.6	—		0.6	—		0.6

Total shareholders' equity (deficiency)	(7.9)	84.5		76.6	130.0		206.6

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$867.9	$—		$867.9	$(3.0)		$864.9

(a)
Reflects the reclassification to shareholders' equity of the preferred equity certificates as a result of the contribution by the investment funds of the preferred equity certificates to the Issuer in the Reorganization.

(b)
Reflects the adjustment required to reflect the stock dividend of 17,255,074 shares of common stock to existing shareholders pursuant to the Reorganization.

(c)
Reflects the gross proceeds of approximately $196.4 million from the issuance of new shares, net of fees and expenses of the offering of approximately $15.9 million. Approximately $43.2 million of the net proceeds from the offering will be used to pay a dividend to existing shareholders and $6.1 million will be used to pay a termination fee to Blackstone Management Partners IV L.L.C. in connection with the anticipated termination of the transaction and monitoring fee agreement. See "Use of Proceeds" and "Certain Relationships and Related Party Transactions—Transaction and Monitoring Fee Agreement." Pursuant to the Stock Incentive Plan, we expect to issue options that immediately convert to the equivalent of 144,419 shares of our common stock (net of any exercise cost) at the time of this offering (assuming the underwriters do not exercise their over-allotment option).

(d)
Reflects the use of a portion of the proceeds to us from this offering, net of fees and expenses, to repay $131.2 million of our term loan facility and the related estimated write-off of deferred financing fees of $5.3 million. See "Use of Proceeds."

New Skies Satellites Holdings Ltd.
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2004

	Predecessor	Successor
	Period January 1, 2004 to November 1, 2004	Period November 2, 2004 to December 31, 2004	Transactions Adjustments		Reorganization and Other Adjustments		New Skies Satellites Holdings Ltd. Pro Forma	Offering Adjustments		New Skies Satellites Holdings Ltd. Pro Forma as Adjusted
	(In millions, except per share amounts)
Revenues from telecommunication services	$175.4	$35.3	$—		$—		$210.7	$—		$210.7

Operating expenses:
Cost of operations	45.4	10.9	—		—		56.3	—		56.3
Selling, general and administrative	35.8	18.0	2.3	(a)	—		56.1	(2.5	)(f)	53.6
Transaction related expenses	26.4	—	—		—		26.4	—		26.4
Depreciation	86.4	16.0	(5.5	)(b)	—		96.9	—		96.9

Total Operating Expenses	194.0	44.9	(3.2)		—		235.7	(2.5)		233.2

Gain arising on frequency coordination	32.0	—	—		—		32.0	—		32.0

Operating Income	13.4	(9.6)	3.2		—		7.0	2.5		9.5
Interest expense, net	1.4	9.8	47.0	(c)	(12.7	)(e)	45.5	(6.3	)(g)	39.2

Income (Loss) Before Income Tax Expense	12.0	(19.4)	(43.8)		12.7		(38.5)	8.8		(29.7)
Income tax expense (benefit)	4.3	(5.4)	(15.8	)(d)	4.6	(d)	(12.3)	3.2	(d)	(9.1)

Net Income (Loss)	$7.7	$(14.0)	$(28.0)		$8.1		$(26.2)	$5.6		$(20.6)

Basic and diluted net income (loss) per share(h):
Net income (loss) per share	$0.06	$(322.61)	—		—		—	—		$(0.67)
Weighted average shares—basic (in thousands)	118,099	43	—		—		—	—		30,604
Weighted average shares—diluted (in thousands)	119,850	43	—		—		—	—		30,604

See notes to unaudited pro forma condensed statement of operations

New Skies Satellites Holdings Ltd.
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 2005

	New Skies Investments S.a.r.l. Historical	Reorganization and Other Adjustments		New Skies Satellites Holdings Ltd. Pro Forma	Offering Adjustments		New Skies Satellites Holdings Ltd. Pro Forma as Adjusted
	(In millions, except per share amounts)
Revenues from telecommunication services	$58.2	$—		$58.2	$—		$58.2

Operating expenses:
Cost of operations	11.0	—		11.0	—		11.0
Selling, general and administrative	14.3	—		14.3	(0.4)	(f)	13.9
Depreciation	23.5	—		23.5	—		23.5

Total Operating Expenses	48.8	—		48.8	0.4		48.4

Gain arising on frequency coordination	10.0	—		10.0	—		10.0

Operating Income	19.4	—		19.4	0.4		19.8
Interest expense, net	18.9	(2.6)	(e)	16.3	(2.0)	(g)	14.3

Income Before Income Tax Expense	0.5	2.6		3.1	2.4		5.5
Income tax expense	0.1	0.9	(d)	1.0	0.8	(d)	1.8

Net Income	$0.4	$1.7		$2.1	$1.6		$3.7

Basic and diluted net income per share(h):
Net income per share	$8.88	—		—	—		$0.12
Weighted average shares—basic (in thousands)	44	—		—	—		30,604
Weighted average shares—diluted (in thousands)	44	—		—	—		31,457

See notes to unaudited pro forma condensed statement of operations

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

(a)
Reflects the adjustment relating to the annual monitoring fee paid to Blackstone Management Partners IV L.L.C. pursuant to the transaction and monitoring fee agreement.

(b)
Reflects the adjustment to depreciation for purchase accounting adjustments to long-term assets, as the preliminary estimated fair value of the assets acquired is less than the predecessor's historical carrying value.

(c)
The pro forma adjustment to interest expense, net, reflects interest expense and amortization of deferred financing fees related to: (i) the $460.0 million term loan facility, (ii) the $160.0 million senior floating rate notes, (iii) the $125.0 million senior subordinated notes, (iv) borrowings under the $75.0 million revolving credit facility and (v) the commitment fee on the undrawn portion of the $75.0 million revolving credit facility.

        The components of this adjustment to interest expense, net, are as follows:

Year ended December 31, 2004
(In millions)
Revolving credit facility	$3.6
Term loan facility	19.3
Senior floating rate notes	10.5
Senior subordinated notes	11.4
Preferred equity certificates subject to mandatory redemption	17.5

Interest cost—new debt issuances	62.3

Capitalized interest (construction-in-progress)	(9.1)
Amortization of deferred financing fees—new debt issuances	5.0

Total pro forma interest expense	58.2
Less historical interest expense	(11.2)

Net adjustment to interest expense	$47.0

For borrowings with variable rates, we utilized the actual historic interest rates prevailing during the periods presented. For the year ended December 31, 2004, a 0.125% change in the interest rates on the debt issuances would change annual pro forma interest expense by approximately $0.3 million, $0.2 million and $0.1 million, on the $460.0 million term loan facility, $160.0 million senior floating rate notes and $75.0 million revolving credit facility, respectively. The estimated weighted average interest rate of the borrowings was approximately 6.9% and 7.1% for the year ended December 31, 2004 and the three months ended March 31, 2005, respectively.

(d)
Represents the tax effect of the pro forma adjustments, calculated using a 36% effective rate.

(e)
Represents the reduction of pro forma interest expense based on the repayment of $88.8 million of the term loan facility as a result of the refund of milestone construction payments under the amended agreement for NSS-8 in February 2005, the elimination of capitalized interest applicable to the refunded milestone payments and the elimination of interest expense relating to the preferred equity certificates, as the preferred equity certificates will be reclassified to shareholders' equity and eliminated in consolidation as a result of the Reorganization.

(f)
Reflects the adjustment for the elimination of the charge related to the monitoring fee paid to Blackstone Management Partners IV L.L.C. for management advisory services, which fee commenced in connection with the Transactions, since we assume the transaction and monitoring agreement will be terminated at the time of the offering. Subsequent to the termination of this agreement, it is assumed that these services will be performed by company management at no incremental cost.

(g)
Represents the reduction of pro forma interest expense based on the repayment of $131.2 million of the term loan facility.

(h)
Unaudited pro forma basic and diluted net income (loss) per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as well as to pay a dividend, as reflected in the pro forma adjustments. Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares outstanding. The computation of diluted net income (loss) per share is similar to basic net income (loss) per share, except that it assumes the potentially dilutive securities were converted to shares as of the beginning of the period. Since we had a pro forma net loss for the year ended December 31, 2004, shares issuable pursuant to options would have had an anti-dilutive effect, and therefore have been excluded from the computation of diluted net loss per share for this period. For the three months ended March 31, 2005, the diluted net income per share was calculated including 853,635 share equivalents that relate to outstanding stock options which we expect to issue and have outstanding in conjunction with this offering.

Pro forma weighted average shares were calculated as follows:

	Year Ended December 31, 2004	Three Months Ended March 31, 2005
	(In thousands)
Shares outstanding after the exchange of the shares, preferred equity certificates and convertible preferred equity certificates of New Skies Investments S.a.r.l. pursuant to the Reorganization	18,559	18,559
Shares issued under the Stock Incentive Plan	145	145
New shares issued in this offering	11,900	11,900

Pro forma basic weighted average shares outstanding	30,604	30,604

Share equivalents issued under the Stock Incentive Plan	—	853

Pro forma diluted weighted average shares outstanding	30,604	31,457

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

        The selected consolidated historical financial data as of December 31, 2003 and 2004, for the years ended December 31, 2002 and 2003, for the period January 1, 2004 to November 1, 2004 and for the period November 2, 2004 to December 31, 2004 have been derived from our audited consolidated historical financial statements included elsewhere in this prospectus. Prior to the Transactions, the financial position and results of operations are those of the predecessor (New Skies Satellites N.V.). Following the Transactions, the financial position and results of operations are those of the successor (New Skies Investments S.a.r.l.). New Skies Investments S.a.r.l. is a recently formed company which did not have any assets, liabilities or results of operations prior to the Transactions. The selected consolidated historical financial data as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 have been derived from the audited consolidated historical financial statements of New Skies Satellites N.V. which are not included elsewhere in this prospectus.

        The selected consolidated historical financial data as of March 31, 2005 and for each of the three month periods ended March 31, 2004 and 2005 were derived from our unaudited consolidated historical financial statements and related notes included elsewhere in this prospectus. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, which are of a normal recurring nature, that we consider necessary for a fair statement of our consolidated financial position and results of operations for the interim periods presented. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

        The Issuer is a recently formed Bermuda holding company which, apart from this offering, does not have any independent external operations other than through the indirect ownership of the New Skies Satellites businesses prior to the offering. Accordingly, no separate historical financial information has been presented for the Issuer.

        The selected consolidated historical financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Information" and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

								Predecessor	Successor
	Predecessor						Successor
								Three Months Ended March 31,
	Year Ended December 31,					January 1, 2004 through November 1, 2004	November 2, 2004 through December 31, 2004
	2000(1)		2001	2002	2003			2004	2005
	(In millions, except per share data)
Statement of Operations Data:
Revenues from telecommunication services	$198.3	(2)	$209.0	$200.5	$214.9	$175.4	$35.3	$51.9	$58.2
Operating expenses:
Cost of operations	47.0		51.5	50.7	53.2	45.4	10.9	13.8	11.0
Selling, general and administrative	34.8		38.7	39.5	42.1	35.8	18.0	11.7	14.3
Transaction related expenses	—		—	—	—	26.4	—	—	—
Depreciation	69.9		75.4	80.6	99.9	86.4	16.0	25.9	23.5

Total operating expenses	151.7		165.6	170.8	195.2	194.0	44.9	51.4	48.8

Gain arising on frequency coordination(3)	—		—	—	—	32.0	—	—	10.0

Operating income (loss)	46.6		43.4	29.7	19.7	13.4	(9.6)	0.5	19.4
Interest expense (income) and other, net	(2.6)		(9.0)	0.5	1.2	1.4	9.8	0.3	18.9

Income (loss) before income tax expense (benefit)	49.2		52.4	29.2	18.5	12.0	(19.4)	0.2	0.5
Income tax expense (benefit)	17.5		19.3	10.5	6.7	4.3	(5.4)	0.1	0.1

Income (loss) before cumulative effect of change in accounting principle	31.7		33.1	18.7	11.8	7.7	(14.0)	0.1	0.4
Cumulative effect of change in accounting principle, relating to goodwill, net of taxes(4)	—		—	(23.4)	—	—	—	—	—

Net income (loss)	$31.7		$33.1	$(4.7)	$11.8	$7.7	$(14.0)	$0.1	$0.4

							Predecessor	Successor
	Predecessor					Successor
							Three Months Ended March 31,
	Year Ended December 31,				January 1, 2004 through November 1, 2004	November 2, 2004 through December 31, 2004
	2000(1)	2001	2002	2003			2004	2005
	(In millions, except per share data)
Net Income (Loss) Per Share Data(5):
Basic and diluted net income (loss) per share:
Net income (loss) per share	0.29	0.25	(0.04)	0.10	0.06	(322.61)	0.00	8.88
Weighted average shares—basic (in thousands)	107,407	130,569	130,342	119,499	118,099	43	117,856	44
Weighted average shares—diluted (in thousands)	108,098	130,710	130,342	120,678	119,850	43	119,537	44
Statement of Cash Flow Data:
Net cash provided by operating activities	$117.9	$130.7	$113.0	$109.8	$111.2	$30.0	$29.6	$37.1
Net cash provided by (used in) investing activities	(148.9)	(222.7)	(231.4)	(43.5)	(7.7)	(866.1)	(2.2)	135.5
Net cash provided by (used in) financing activities	230.5	(2.5)	(11.7)	(51.9)	(6.4)	873.7	(1.2)	(173.8)
Balance Sheet Data (end of period):
Cash and cash equivalents	$232.9	$138.3	$8.3	$23.3	n/a	$38.0	n/a	$36.7
Total current assets	287.3	189.4	58.5	79.9	n/a	84.9	n/a	86.9
Communications, plant and other property	685.4	886.2	1,058.1	1,026.6	n/a	895.9	n/a	706.8
Total assets	1,064.6	1,109.8	1,128.0	1,115.8	n/a	1,030.3	n/a	867.9
Long-term debt(6)	—	—	10.0	—	n/a	909.3	n/a	740.7
Total liabilities	59.0	72.6	109.0	114.0	n/a	1,042.1	n/a	875.8
Total shareholders' equity (deficiency)	1,005.6	1,037.2	1,019.0	1,001.8	n/a	(11.8)	n/a	(7.9)

(1)
Includes results of operations for New Skies Networks Pty Ltd. for the nine-month period from March 31, 2000 (the date of acquisition) to December 31, 2000.

(2)
Includes a one-time contract termination payment received in 2000 that resulted in a net positive impact to revenues of $19.7 million.

(3)
Relates to a one-time payment from Intelsat LLC of $32.0 million in 2004 and a one-time payment from SES Global affiliates of $10.0 million in 2005 following the successful resolution of certain longstanding frequency coordination matters.

(4)
As of January 1, 2002, we adopted SFAS No. 142. This standard eliminates goodwill amortization from the consolidated statement of operations and requires an evaluation of goodwill for impairment upon adoption of this standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. Upon adoption of SFAS No. 142, we performed a transitional impairment test on the goodwill resulting from the purchase of New Skies Networks Pty Ltd. in March 2000. As a result of this impairment test, we recorded an impairment charge of $23.4 million, which is classified as a cumulative effect of a change in accounting principle.

(5)
Net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares outstanding. The computation of diluted net income (loss) per share is similar to basic net income (loss) per share, except that it assumes the potentially dilutive securities were converted to shares as of the beginning of the period.

(6)
Total debt is calculated as the sum of long-term and short-term third-party debt (including borrowings under the senior secured credit facilities, the notes and the preferred equity securities subject to mandatory redemption). Total debt does not include short-term and long-term satellite performance incentives, which liabilities are contingent and were $36.9 million and $35.3 million at December 31, 2004 and March 31, 2005, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with "Selected Consolidated Historical Financial Data," "Unaudited Pro Forma Condensed Consolidated Financial Information" and the consolidated financial statements and related notes included elsewhere in this prospectus. Actual results could differ materially from those discussed below. This discussion contains forward-looking statements. Please see "Special Note Regarding Forward-Looking Statements," and "Risk Factors" for a discussion of certain of the uncertainties, risks and assumptions associated with these statements.

The Transactions and the Reorganization

        On June 5, 2004, Neptune One Holdings Ltd. and New Skies Satellites B.V., which are owned by the investment funds, entered into a definitive transaction agreement with Seller, providing for New Skies Satellites B.V.'s acquisition of substantially all of Seller's assets (including the shares of all of Seller's subsidiaries), and the assumption of substantially all of Seller's liabilities, for an aggregate purchase price of $982.8 million, including direct acquisition costs. In connection with the Acquisition, the investment funds contributed $153.0 million in the form of preferred equity certificates, $8.5 million in the form of convertible preferred equity certificates and $1.5 million of equity to New Skies Investments S.a.r.l. New Skies Investments S.a.r.l. subsequently loaned $153.0 million and contributed $10.0 million of equity to New Skies Holding B.V. New Skies Holding B.V. then loaned $153.0 million and contributed $10.0 million of equity to New Skies Satellites B.V. In addition, New Skies Satellites B.V. entered into senior secured credit facilities, consisting of a $460.0 million term loan facility and a $75.0 million revolving credit facility, issued $160.0 million aggregate principal amount of senior floating rate notes, and issued $125.0 million aggregate principal amount of senior subordinated notes. On November 2, 2004, pursuant to the terms of the transaction agreement, the investment funds completed the Acquisition and now directly and indirectly own (along with management) 100% of New Skies Investments S.a.r.l., New Skies Holding B.V. and New Skies Satellites B.V. New Skies Holding B.V. also assumed all of the rights and obligations of Neptune One Holdings Ltd. in connection with the Acquisition. New Skies Satellites B.V. now owns and operates the business of Seller, including its direct and indirect subsidiaries. Seller is in liquidation as of November 3, 2004.

        Prior to the consummation of this offering, we will complete an internal restructuring pursuant to which existing shareholders will contribute 100% of the equity and preferred equity certificates of New Skies Investments S.a.r.l. to the Issuer, after which existing shareholders will own 100% of the equity of the Issuer. As a result, New Skies Investments S.a.r.l., New Skies Holding B.V. and New Skies Satellites B.V. will become indirect wholly-owned subsidiaries of the Issuer.

The Offering

        Prior to the Acquisition, we were a publicly-held company whose common stock traded on Euronext Amsterdam and the New York Stock Exchange (via American Depository Shares). As a result of the Acquisition, we became a privately-held company owned by the investment funds. In terms of our former shareholders, we believed the price paid by the investment funds represented a substantial premium to our historical share price, as well as an attractive valuation for the enterprise on the basis both of our historical EBITDA and when compared to other potential opportunities available to us. Moreover, we believed it provided our former shareholders with the opportunity to monetize the value of their investment, which many had been unable to do historically in light of the stock's limited liquidity. For the company, our employees, our new shareholders and our other stakeholders, we believed that the Acquisition would enhance shareholder value and help grow and develop the company through the financial backing and strong commercial focus of The Blackstone Group. Our shareholders overwhelmingly approved the Acquisition at a shareholders' meeting on July 19, 2004.

        We are undertaking this offering in order to repay a significant portion of our subsidiary's outstanding indebtedness and to pay a dividend to our existing shareholders. Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating expenses and working capital requirements, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our shareholders. In connection with this offering, we are amending the senior secured credit facilities to, among other things, permit greater flexibility to pay dividends to our shareholders. See "Description of Indebtedness." Also, in connection with this offering, we are paying Blackstone Management Partners IV L.L.C. a $6.1 million fee for terminating our existing transaction and monitoring fee agreement.

Management Overview

        We are a global satellite communications company that owns and operates five in-orbit satellites and has one additional satellite under construction. We provide satellite-based transponder capacity for the transmission of data services, video services, Internet-related services and voice services. We also offer ground-based services in conjunction with our satellite capacity in order to provide our customers with end-to-end communications services for certain applications.

        The business climate over the course of the year ended December 31, 2004 was difficult. This, combined with the fact that we concluded a number of multi-transponder agreements during this period (which typically are priced at a lower rate per-unit than non-multi-transponder agreements), caused average new business prices per 36 MHz-equivalent transponder per year to decline to $1.2 million in the year ended December 31, 2004 from $1.4 million in the same period in 2003. Our level of contractual backlog was $557.6 million at March 31, 2005, compared to $645.5 million at March 31, 2004, due in large part to our termination of two long-term service agreements with Data Access and Comision Nacional de Comunicaciones for non-performance in the fourth quarter of 2004.

Revenues

        We earn revenues by providing transponder capacity, or a combination of transponder capacity and terrestrial facilities and services, to customers around the globe to allow them to transmit and receive signals using our satellites. We currently provide transponder capacity on both a fixed term and occasional use basis. For the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2005, we derived our telecommunication services revenues (based on the billing addresses of our customers) from the following geographic regions:

	Year Ended December 31,
Region				Three Months Ended March 31, 2005(2)
	2002(1)	2003	2004
North America	37%	36%	35%	40%
Europe	24	22	21	20
India, Middle East and Africa	18	21	22	19
Latin America	13	13	13	12
Asia Pacific	8	8	9	9

Total	100%	100%	100%	100%

    (1)
    Certain amounts reported in 2002 have been reclassified between geographical regions to conform with our current year presentation.

    (2)
    Reflects revenues from Intelsat restoration services (shown within North America) and excludes the net impact of one-off payments received in the first quarter of approximately $1.7 million.

        Generally, the region within which a customer purchases services provides a reasonable indication for the location where the services are used. However, some of our customers may purchase capacity to provide services outside of their home country and, as a result, this distribution may not reflect actual traffic flow on our satellites. Based on our analysis of market trends, we believe that we will continue to experience geographic diversity of our revenues going forward.

        The table below presents our estimate, based on our analysis of information provided by our customers, of the percentage of our revenues from telecommunication services for the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2005 that were attributable to each of the three broad categories of content for which our customers used our services: data and voice transmissions for government and corporate communications networks and international carriers; video transmissions for broadcasting, cable, and other entertainment media; and the transmission of Internet content for Internet service providers and others.

	Year Ended December 31,
Services				Three Months Ended March 31, 2005
	2002	2003	2004
Data and voice services	32%	43%	47%	55%
Video services	41	37	35	34
IP	27	20	18	11

Total	100%	100%	100%	100%

        As the table above shows, our revenues continued to be balanced across these three categories of demand. Data and voice transmissions represented our largest source of revenues in 2004, followed by video services. Internet access services and other Internet-related services accounted for the remainder of our revenues.

        Over the past several years, data and voice services have contributed a significant and growing portion of our revenues, increasing from 32% of total revenues in 2002 to 47% in 2004 and 55% for the three months ended March 31, 2005. Based upon input provided by our customers and market information, we believe this increase reflects, in large part, growing demand for commercial data and voice services by governmental entities. Information from customers' traffic patterns, and market data indicate that this continued to be true during 2004 and the first quarter of 2005, and was in part—but not exclusively—a result of the conflict in the Middle East. Based on an analysis of information provided by our customers, we estimate that during 2004 and the first three months of 2005, we derived approximately 27% and 31%, respectively, of our revenues from services to customers where the ultimate end user was a governmental entity.

        Demand from government users and from new providers of data and voice services has helped to counter-balance the general trend toward the use of fiber optic networks for certain services, such as point-to-point data and voice services. In 2004, we saw continued growth in demand for our data and voice services overall.

        Our video business has continued to expand, however, based on the overall number of 36MHz equivalent transponders used to carry video traffic and television channels carried on our satellites. On March 31, 2005, we estimate there were 456 video channels transmitted on our satellites. This reflects an increase of 193 video channels over the 263 channels we estimate were carried as of March 31, 2004. NSS-6 accounted for the majority of this growth. We estimate that we grew the number of channels on NSS-6 from 31 on March 31, 2004 to 157 on March 31, 2005. Moreover, we believe that all of the video channels carried on our satellites on March 31, 2005 were digital, which means that we do not face the risk of declining transponder demand from our current customers due to the industry-wide transition from analog signals (which take more satellite capacity to transmit television channels) to digital signals (which take less satellite capacity to transmit television channels).

Revenue Drivers

        The primary drivers of our revenues are (1) the supply of capacity capable of providing customers' desired communications links, (2) the overall level of demand for that capacity and (3) the prices that we are able to charge for our capacity which is a function of supply and demand.

Supply

        The supply of suitable capacity is driven by a number of factors including the availability of (1) the orbital locations and radio frequencies used by commercial satellites, (2) unused satellite capacity in orbit, (3) the launch of new satellites, (4) the retirement of existing satellites, either after a failure or at the end of their lives, and (5) the suitability of fiber optic networks and other ground-based services to provide a substitute for satellite capacity.

        Generally, both we and our competitors build and launch new satellites to replace existing satellites and to provide new geographic or frequency coverage. Over the last five years, the industry has deployed more satellite capacity than required by its customers, and, as a consequence, the average utilization of satellites has been reduced. When we launch satellites, we try to mitigate the risk of under-utilization by selling the capacity of a new satellite to customers before it is launched and by procuring new satellites only when we have a sound business case to do so. We also try to design our new satellites with better performance characteristics and greater flexibility than our competitors' satellites, including the technical ability to allocate available capacity to different markets in a dynamic manner as demand patterns shift over time. In addition, to the extent possible, we endeavor to focus our new capacity on regions and communications routes with high demand.

        We also try to enhance the attractiveness of our satellites in other ways, such as through the creation of a "neighborhood." For several types of services transmitted via satellite, including for example video distribution, occasional use video services, and business news services, if a satellite carries content that is in high demand, then an increasing number of ground-based receiving antennas will be dedicated to that particular satellite to receive the popular signals. If many installed antennas are capable of receiving signals from the satellite, then the satellite has created a "neighborhood" that is desirable to other entities transmitting similar content, because a large number of their potential customers already have antennas dedicated to that satellite. Accordingly, the remaining available capacity on the satellite that can serve the neighborhood becomes more desirable to the satellite operator's customers and prospective customers.

        Over the past few years, commercial satellite operators have tended to slow or halt their expansion plans in the face of lower utilization in many regional and transregional markets. In addition, regional and national satellite operators may continue to launch new satellites, which could compete with our satellites, and may not change their plans in response to economic conditions. However, because satellites take roughly three years to procure, build and launch, new satellites are still being launched, including into regions with sufficient or excess supply. Analysts predict that worldwide asset utilization will trough in 2005 and increase thereafter due to three factors: (1) a reduction in the launch of new capacity, (2) operators' decisions not to replace satellites as they reach the end of their lives and (3) steadily increasing unit demand. The introduction of new capacity, particularly in light of current relatively low industry asset utilization, could continue to place downward pressure on pricing and/or result in a slower uptake on the capacity we are offering.

        In certain regional and trans-regional markets, ground-based networks, particularly fiber optic networks, provide a more cost-effective alternative for certain types of applications, such as "point-to-point" transmissions, than satellite capacity. Capacity on these ground-based networks and capacity on a satellite system, however, are not perfect substitutes. For example, a wired ground-based network can only transmit a signal along the route that it physically travels, which we call "point-to-point" connectivity. A satellite network has the advantage of being able to connect multiple points with a single transmission because satellites, in essence, "blanket" an entire coverage area with their signal, which we call "point-to-multipoint" or "broadcast" coverage.

        We try to avoid competing with ground-based services by focusing on services (particularly "point-to-multipoint" or broadcast services) where satellites have a competitive advantage and in regions where such ground-based services are often not available. In addition, we seek to provide services to customers who desire a combination of ground-based and satellite services, for back-up or other reasons.

Demand

        Demand is primarily driven by economic and regulatory conditions, both generally and within a particular geographic area or product/service market. Economic growth leads to increases in television audience sizes, higher disposable incomes and greater advertising expenditures. These, in turn, lead to greater demand for video programming and a corresponding increase in demand for satellite capacity to transmit that programming. Similarly, increased personal computer use may increase demand for Internet access and other Internet-related services provided by local Internet service providers, which then need to purchase more capacity to transmit their data. Demand for other applications, such as private communications networks used by businesses, is also driven by general economic conditions.

        Another key driver of demand for capacity is regulatory access to new and existing markets. Over time, many (although not all) regulators are easing the restrictions that historically had denied or limited the ability of non-domestic satellite operators to provide services in a market. In addition, many regulators are also liberalizing their non-satellite communications markets, for example by allowing new fixed or mobile telephone companies or Internet service providers to compete, by deregulating price controls that affect these services or by allowing companies to provide new types of services, such as DTH television. As communications markets are liberalized, competition generally increases, with two consequences. First, the new competitors desire capacity upon which to establish their new networks and provide their services. Second, competition tends to place downward pressure on end-user prices; as prices decline, a larger number of customers in the newly liberalized markets are able to afford communications services. Declining retail prices and increased competition, moreover, may encourage consumers to demand improved access to, and a broader selection of, telecommunications and video services. Governments may also affect demand in other ways, for example by requiring service providers to incorporate new technologies (such as high-definition television, which requires more satellite capacity to transmit than traditional television) into their service offerings. In addition, both governments and industry can promote the development of technological standards, which allow for the mass production of content and equipment and, thereby, promote the broader availability of such content and equipment at lower prices.

        Demand also can be driven by events of a shorter-term nature, such as major sporting events (for example, the Olympics or World Cup) or events of a newsworthy nature such as the conflict in the Middle East.

        Overall demand for video services is continuing to grow, particularly in parts of Asia, Africa, and on the Indian subcontinent. These areas generally are underserved with video content relative to developed video markets, such as those in Europe, North America and Latin America. Our ability to capture this demand will depend on the customers' technical requirements, whether one of our satellites covers the geographic service region, the relative attractiveness of our pricing, and other competitive considerations. In some markets, including India, regulatory restrictions on market access by foreign satellite operators may also affect our ability to maintain or capture video demand. Moreover, there are a limited number of opportunities to secure business from providers of DTH services, since generally any market can sustain only one or two such services and each service tends to be carried in its entirety over a single satellite system. Demand for satellite capacity to transmit video signals will also increase as new high-definition television services are introduced, since it takes a greater amount of satellite capacity to transmit on high-definition television service than a traditional television service.

        According to industry analysts, government users are believed to have spent over $750 million on satellite services in 2004, up from approximately $650 million in 2003. The U.S. government is estimated to account for approximately three-fourths of this spending. Studies also project that the government services market will continue to expand in the coming years, with the U.S. government and non-U.S. government market segments growing at a compounded annual growth rate of 7% and 18%, respectively over the 2003-2008 period. Governmental customers and the resellers that serve them, moreover, generally are attractive customers for other reasons, including their creditworthiness and the recurring nature of their business. During 2004 and the first quarter of 2005, we saw increased competition in the government services market, changes in the ownership or business strategy of our customers who provide satellite services to government users, and developments that may lead to changes in the procurement processes used by governments or the prices they are willing to pay for these services. In particular, in 2004, our largest customer, COMSAT General Corporation, a reseller of satellite services to the U.S. government, was purchased by one of our competitors. Notwithstanding Intelsat, Ltd.'s purchase of COMSAT General Corporation, we believe that we remain an attractive service provider to the U.S. government and will continue to be able to compete successfully in the government services market. In addition, in connection with Intelsat, Ltd.'s purchase of COMSAT General Corporation and in order to preserve the diversity of suppliers to the U.S. government, we entered into an agreement with Intelsat, Ltd. under which we agreed to continue to provide, and Intelsat, Ltd. agreed to continue to procure from us, satellite capacity for services to COMSAT General Corporation for certain U.S. government-related contracts using our satellites. The agreement is for a two-year term, beginning on the date of the closing of the Intelsat, Ltd. purchase in October 2004, and covers all renewals of contracts pursuant to which we supplied COMSAT General Corporation with capacity as of the date of the closing. Also, the U.S. Department of Defense announced an effort to revise its approach for procuring commercial satellite capacity that could result in downward pricing pressure over time for U.S. government services.

Pricing

        Various market forces, which can differ by region, affect pricing of transponder capacity. We sell our available capacity at prevailing market prices, which vary with the connectivity and neighborhood, the amount of capacity required, the type of service, the technical characteristics of the capacity we are offering, the duration of the service under contract and the supply of comparable capacity. In general, we price contracts of shorter duration and for less capacity on a higher cost-per-unit basis than contracts of longer duration and for more capacity. Pricing determines the extent to which increasing unit demand translates into revenue growth.

Effects of Revenue Drivers on New Skies

        Our results during 2004 and the first quarter of 2005 reflected our continued additional sales of our available capacity. We believe that our new satellites are commercially attractive, given their relatively high power levels (higher power levels can improve the quality of a customer's service and can make it possible to transmit larger amounts of information and/or use smaller sized ground antennas), attractive geographic coverage, and flexibility that allow us to allocate and reallocate capacity over time to areas in which demand exists.

        For new contracts entered into in 2004, our average rate per transponder per year (expressed in 36 MHz units) was $1.2 million, as compared to $1.4 million in 2003, which reflected the challenging market for satellite services during 2004. This continued a trend that began in 2003 where, for the year ended December 31, 2003, our average rate per transponder per year declined to $1.4 million per 36 MHz transponder equivalent from $1.5 million for the year ended December 31, 2002. Due to the decline in our average rates for new business during 2004, our 2004 revenues were slightly lower than our 2003 revenues. In the first quarter of 2005, our average rate per transponder increased to $1.3 million, as compared to $1.2 million in the fourth quarter of 2004, and was in line with the $1.3 million recorded in the first quarter of 2004.

        At present we have plans to launch one additional satellite, NSS-8, which we currently project will enter commercial service in mid-2006. Once NSS-8 enters commercial service, it will grow our total transponder capacity for sale by 28%, which we believe will allow us to increase our revenues.

        The average duration of the new agreements we signed in 2004 and the first quarter of 2005 was two years, in line with the average duration of all of our customer agreements. Average contract durations typically vary by service type. Among the market segments that we serve, video and some data and voice customers tend to enter into multi-year contracts, while many data and voice customers, and most Internet-related services customers, tend to prefer shorter-term contracts. Prior to 1999, the majority of our contracts were for video transmission and generally had an average duration of five years. Since 1999, we have increased the number of contracts for the transmission of data and voice services, including government services, and Internet-related content. Government users in particular typically sign only one-year agreements. We therefore have seen a decline in average contract duration as our data and voice services, including government services, revenues have grown as a percentage of our total revenues.

        We currently provide transponder capacity on both fixed-term and occasional use bases. We typically recognize telecommunications revenue on a straight-line basis over the period during which satellite services are provided.

        We continue to market and sell multi-year contracts in order to provide greater stability and certainty regarding our revenues going forward. In particular, such sales allow us to maintain a level of future contractual service commitments, or backlog, that enables us to enter each year with a significant portion of that year's revenues already secured. For example, at December 31, 2004, we had a contractual backlog for future services of $517.0 million, of which $166.9 million is contracted for receipt in the twelve-month period ending December 31, 2005. See "—Backlog."

        In 2004, we terminated certain agreements with a significant customer, Data Access, for non-performance. Revenues generated from this customer totaled $6.7 million in 2004. We believe that due to our ability to re-market the capacities returned or through the sale of our remaining capacity available for sale, the loss of this customer will not have a material impact on our operating results on a going-forward basis. For example, in 2005 we entered into new customer agreements that, together, we expect will generate revenues in excess of that which we would otherwise have generated, in the near term, from Data Access.

Expenses

        Our ongoing operating expenses include our cost of operations, selling, general and administrative expenses and depreciation. Our cost of operations includes costs associated with:

  •
  tracking, telemetry, control and payload management operations for our satellites (which involve monitoring spacecraft signals; sending routine commands to control spacecraft operations; performing regular ranging measurements on each satellite and resolving spacecraft orbits; performing periodic maneuvers and other spacecraft operations; responding to anomalies as and when they arise; and monitoring the signals transmitted over our satellites for quality, troubleshooting and other purposes);

  •
  fiber optic and teleport services associated with the provision of bundled services;

  •
  in-orbit insurance for our satellites; and

  •
  the costs associated with our own operations and engineering infrastructure.

        Selling, general and administrative expenses include costs associated with:

  •
  our sales and marketing and administrative staff;

  •
  travel, office and occupancy costs; and

  •
  other related expenses.

        Depreciation includes the costs associated with the depreciation of communication, plant and other property, principally our satellites. Depreciation is our single largest expense. Because we depreciate our satellites on a straight-line basis over their anticipated useful lives, depreciation expense is generally constant from year to year unless we launch a satellite or a satellite reaches the end of its depreciable life. Depreciation of a satellite starts when it enters commercial service, which begins upon successful completion of in-orbit testing. NSS-6 entered commercial service in February 2003. Consequently, depreciation expense increased $2.5 million in 2004 primarily as a result of the full-year effect of NSS-6 depreciation.

        In-orbit insurance represents the cost to insure the unamortized cost of our satellites. While we continue to periodically review our insurance coverage arrangements, including the possibility of self-insuring certain of our risks, to date we have elected to insure the entire net book value of our satellites, with the exception of performance incentives, as these are payable only to the extent that the satellite continues to operate successfully. While in recent years the trend has been for insurance premiums to rise, the annual reduction in insurable values as a consequence of the lower net book values of our satellites has caused overall premiums charged to remain constant, or even decrease, year-on-year. Our in-orbit insurance costs do rise, however, when a new satellite is launched and enters the in-orbit insurance program (other than NSS-8, whose net book value will be insured through a third-party contractual arrangement rather than through traditional insurance, although we may still choose to purchase supplemental insurance if we deem this coverage to be less comprehensive than our existing policies).

        We fully monitor and operate all of our satellites using our own tracking, telemetry and control facilities.

        We believe that we have achieved a critical mass with respect to our operations and staff, with the result that we do not anticipate significant increases in our operating expenses in the near term, except for the impact of any adverse change in the insurance markets on premiums paid for in-orbit insurance for our existing fleet, and additional third-party costs we incur to provide incremental bundled services to our customers. We consider the balance of our operations and sales infrastructure cost to represent a largely fixed cost.

        We are constructing one additional satellite, NSS-8, which we currently project will enter commercial service in mid-2006. This new satellite will further increase depreciation charges assuming it is successfully launched and placed into commercial service. If and when we add new satellites to our fleet, we will also incur additional costs for depreciation and any launch insurance and in-orbit insurance that we procure.

        While the ongoing business remains substantially unchanged, the Transactions, as previously discussed, have resulted in (1) additional debt being incurred, which will cause our interest expense to become correspondingly higher, (2) depreciation decreasing as a consequence of purchase accounting adjustments reducing the net book value of our long-lived assets to fair value and (3) an annual monitoring fee being incurred, the total amount of which will be accelerated in connection with this offering. These items will have a consequential impact on the level of expenditures we incur on an ongoing basis.

Backlog

        We provide customers with satellite transponder capacity for contract periods varying from less than one year to 15 years. At March 31, 2005, we had a contractual backlog for future services of $557.6 million, with data/voice and video services representing 43% and 47% of this total, respectively, and the balance relating to Internet-related services. Of our $557.6 million of backlog as of March 31, 2005, approximately $148.2 million related to services to be delivered in the remainder of 2005, $116.8 million in 2006, $83.6 million in 2007, $57.2 million in 2008, $42.3 million in 2009 and $109.5 million in 2010 and thereafter. During the fourth quarter of 2004, we terminated two customers' long-term agreements for non-performance. As a result of these terminations, we reduced our backlog by $103.1 million. Outside of these two exceptional terminations, our historical termination rate for non-performance has been approximately 2% of the value of the then-current backlog. In addition, during 2004, we continued to experience a general downward trend in backlog due to shorter contract durations and lower average new business pricing. This is consistent with recent trends in the industry, in particular when the backlog impact of acquisitions is excluded.

        Of our $557.6 million backlog, which we do not recognize as revenue until we actually perform the services, approximately $512.2 million, or 92%, related to obligations provided under non-cancelable agreements. The remaining backlog relates to preemptible capacity contracts which we inherited from INTELSAT that have cancellation options, subject to the payment of a cancellation fee equal to 25% of the remaining amounts due under the contract by the customers. We cannot rule out the possibility we could face contract terminations arising in the normal course of business or as a result of other market forces.

        As of March 31, 2005, the average remaining duration of our backlog, based on a weighted average basis, was approximately five years. The average remaining duration of our contracts was approximately two years.

Critical Accounting Policies

        Our significant accounting policies are described fully in Note 3 to our audited consolidated financial statements included elsewhere in this prospectus. We consider a number of accounting policies to be critical to the understanding of our results of operations. These accounting policies relate to revenue recognition, our communications, plant and other property, impairment of long-lived assets, income taxes, goodwill and satellite performance incentives. Our preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

        Telecommunications revenue results from utilization charges that are recognized as revenue on a straight-line basis over the period during which the satellite services are provided. This revenue is recognized provided that collection of the related receivable is reasonably assured. We make estimates regarding the probability of collection based upon an evaluation of the customer's creditworthiness, the customer's payment history and other conditions or circumstances that may affect the likelihood of payment. When we have determined that the collection of payments for satellite utilization is not reasonably assured at the time the service is provided, we defer recognition of the revenue until such time that collection is believed to be reasonably assured or the payment is received. We also maintain an allowance for doubtful accounts for customers' receivables where the collection of these receivables is uncertain. If our estimate of the probability of collection is not accurate, we may experience lower revenue or an increase in our bad debt expense. As we expand our customer base to include certain smaller entities, including newer entrants in the telecommunications marketplace and customers in emerging markets, the change in the mix of our customer base could result in larger write-offs of receivables or an increase in contractual defaults than we have experienced historically.

        We receive payments for satellite utilization charges from some customers in advance of our providing services. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the period during which the satellite services are provided.

Communications, Plant and Other Property

        Communications, plant and other property are carried at cost and consist primarily of the costs of spacecraft construction and launch, including capitalized performance incentive payments, launch insurance premiums, capitalized interest and costs directly associated with monitoring and support of spacecraft construction. Satellite construction and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to satellite launches are capitalized and amortized over the lives of the related satellites. Insurance policies procured for in-orbit operations are expensed as incurred. Satellite performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellites in service.

        Communications, plant and other property are depreciated on a straight-line basis over their estimated useful lives. The depreciable lives of our satellites range from 12.5 years to 14 years. We make estimates of the useful lives of our satellites for depreciation purposes based upon an analysis of each satellite's performance, including its orbital design life and its estimated orbital maneuver life. The orbital design life of a satellite is the length of time that the satellite's hardware is required under the contract with the manufacturer to remain operational under normal operating conditions. In contrast, a satellite's orbital maneuver life is the length of time we project we will be able to continue to operate a satellite based on its remaining fuel level and fuel consumption rate.

Impairment of Long-Lived Assets

        Our long-lived assets, which are comprised primarily of our in-service satellite fleet, are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Impairment can arise from complete failure or partial failure of the satellites as well as a change in expected cash flows. Such impairment tests are based on a comparison of estimated undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset value will be written down to fair value.

Income Taxes

        We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities and net operating loss carry-forwards using enacted rates. Valuation allowances are provided against assets that are not likely to be realized.

Goodwill

        The excess of the purchase price over the fair market value of net assets acquired is recorded as goodwill and is tested for impairment at least on an annual basis. As of January 1, 2002, we adopted SFAS No. 142. This statement eliminates goodwill amortization from the consolidated statements of operations and requires an evaluation of goodwill for impairment upon adoption of this statement, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. Upon adoption of SFAS No. 142, we performed a transitional impairment test on the goodwill resulting from the purchase of New Skies Networks Pty Ltd. As a result of this impairment test, we recorded an impairment charge of $23.4 million, which is classified as a cumulative effect of a change in accounting principle.

Satellite Performance Incentives

        Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as "satellite performance incentives." We are contractually obligated to make these payments, historically representing up to 8% of the cost of our existing satellites and 100% with respect to the NSS-8 satellite currently under construction, over the minimum, contractually obligated, orbital design lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. We capitalize the present value of these payments as part of the cost of constructing these satellites and record a corresponding liability to the satellite manufacturers. This obligation is then reduced as the satellite performance incentive payments are made.

Results of Operations

        The table below shows, for the periods indicated, certain items in the consolidated statements of operations, as a percentage of revenues.

Statement of Operations Data as a Percentage of Revenues

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,				Three Months Ended March 31,
			Period from January 1, 2004 to November 1, 2004	Period from November 2, 2004 to December 31, 2004
	2002	2003			2004	2005
Revenues from telecommunications services	100%	100%	100%	100%	100%	100%
Operating expenses:
Cost of operations	25	25	26	31	27	19
Selling, general and administrative	20	20	21	51	22	25
Transaction related expenses	—	—	15	—	—	—
Depreciation	40	46	49	45	50	40
Total operating expenses	85	91	111	127	99	84
Gain arising on frequency coordination	—	—	(18)	—	—	(17)

Operating income (loss)	15	9	7	(27)	1	33
Interest expense, net	—	1	1	(28)	1	32
Income tax expense (benefit)	6	2	2	15	—	—
Income (loss) before cumulative effect of change in accounting principle	9	6	4	(40)	—	1
Cumulative effect of change in accounting principle	(11)	—	—	—	—	—
Net income (loss)	(2)	6	4	(40)	—	1

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

        Revenues.    Our revenues for the three month period ended March 31, 2005 were $58.2 million, an increase of $6.3 million, or 12%, as compared to $51.9 million for the same period in 2004. Our revenue growth was primarily due to an increase in our overall satellite fleet fill rate. As of March 31, 2005, our fleet fill rate was approximately 60% as compared to 48% as of March 31, 2004. Our increase in revenues was also partly due to the net impact of certain one-off events, including payments arising from early contract terminations. In total these events generated approximately $1.7 million of revenue in the quarter ended March 31, 2005, an increase of approximately $1.0 million relative to comparable payments received in the same quarter last year.

        Our average rate for new agreements entered into during the first quarter of 2005 was $1.3 million per annum per 36MHz equivalent transponder, in line with the same quarter last year, although our overall average rate (as opposed to our new business rate) did experience an approximate 5% decline for the twelve month period ended March 31, 2005 to $1.2 million per transponder per annum. This decline was partly a consequence of multi-transponder deals signed during this period, as they were priced at a lower rate (on a per-unit basis) than standard, non-multi-transponder agreements.

        Cost of operations.    Our cost of operations for the three month period ended March 31, 2005 decreased by $2.8 million, or 20%, to $11.0 million from $13.8 million for the same period in 2004. The decrease in our cost of operations resulted from a reduction of $1.5 million in the costs of providing bundled services, primarily achieved through reductions in the level of third-party satellite capacity procured, from a $0.7 million reduction in the cost of our in-orbit insurance and from $0.6 million of savings in engineering staff costs.

        Selling, general and administrative.    For the quarter ended March 31, 2005, our selling, general and administrative expenses increased $2.6 million, or 22%, to $14.3 million from $11.7 million in the same period in 2004. Our selling, general and administrative expenses for the first quarter of 2005 included a $3.5 million charge relating to stock-based compensation. This compares to $0.7 million in the same period last year. Other costs decreased by $0.2 million over the same period last year, despite year-on-year increases arising from staff merit increases of $0.4 million and management fees of $0.4 million. These increases were offset by savings arising from a reduction in headcount and from our continued focus on carefully managing our discretionary expenditures.

        Depreciation.    Depreciation expense decreased by $2.4 million, or 9%, to $23.5 million for the three month period ended March 31, 2005 from $25.9 million for the same period last year. The net decrease was primarily due to the $40.8 million revaluation of long-term assets that ocurred in connection with the Acquisition.

        Gain arising on frequency coordination.    In the first quarter of 2005, we received a one-time payment of $10.0 million from SES Global affiliates following the successful resolution of certain frequency coordination matters.

        Interest expense, net.    Interest expense for the quarter ended March 31, 2005 increased by $18.5 million to $18.8 million, compared to $0.3 million for the same period in 2004. This increase was due to the incurrence of new indebtedness used in the financing of the Acquisition.

        Income tax expense.    Our income tax expense for the quarter ended March 31, 2005 was $0.2 million, an increase of $0.1 million as compared to the same period in 2004. The fluctuation in expense was due to the variance in our pre-tax income.

        Our effective income tax rate for the quarter ended March 31, 2005 decreased to 28% as compared to 36% in the same period in 2004. The decrease in the effective tax rate was due to the combination of both a reduction in the statutory rate of taxation in The Netherlands, the tax jurisdiction of New Skies Satellite B.V., our primary operating subsidiary, from 34.5% to 31.5%, and the lower statutory tax rate of Luxembourg, the primary tax jurisdiction of New Skies Investments S.a.r.l.

Year Ended December 31, 2004 (Combined) Compared to Year Ended December 31, 2003

        Our results of operations for the period from January 1, 2004 to November 1, 2004 and the period from November 2, 2004 to December 31, 2004 are presented on a combined basis. Prior to the Transactions, the results of operations are those of the predecessor (New Skies Satellites N.V.). Following the Transactions, wholly owned subsidiaries of New Skies Investments S.a.r.l. continued the business operations of New Skies Satellites N.V., and accordingly, the results of operations are those of the successor (New Skies Investments S.a.r.l.). New Skies Investments S.a.r.l. is a recently formed company which did not have results of operations prior to the Transactions. As such, we believe our combined results of operations for the year ended December 31, 2004 are comparable to the results of operations of the predecessor for the year ended December 31, 2003. Year-to-year changes in statement of operations line items that are directly attributable to the Acquisition are discussed in the relevant line items in the following discussion.

        Revenues.    Our total combined revenues for the year ended December 31, 2004 were $210.7 million, a decrease of $4.2 million or 2%, as compared to $214.9 million for 2003. The slight fall in revenues over 2003 reflected price compression resulting from difficult market conditions as well as competitive market pricing given to customers to enter into multi-transponder agreements. The average rate per transponder for contracts entered into in 2004 declined to $1.2 million from $1.4 million in the previous year.

        The decline in the average price per transponder was partially offset by an increase in the overall satellite fleet fill rate, defined as the number of our revenue-generating transponders (expressed in 36 MHz units) divided by our fleet-wide station-kept transponder capacity available for service (expressed in 36 MHz units). The fleet fill rate was 55% at December 31, 2004 as compared to 48% at December 31, 2003.

        Cost of operations.    Our cost of operations for 2004 increased by $3.1 million, or 6%, to $56.3 million from $53.2 million for 2003. The increase in our cost of operations primarily resulted from an increase in in-orbit insurance premiums of $2.9 million, which was attributable to the addition of NSS-6 and NSS-7 to the insurable asset base.

        Selling, general and administrative.    For 2004, our selling, general and administrative expenses increased $11.7 million, or 28%, to $53.8 million from $42.1 million for 2003. Selling, general and administrative expenses for 2004 included a $7.8 million charge relating to the termination of a customer contract and subsequent write-off of the associated accounts receivable balance for non-performance and $2.8 million relating to staff reductions.

        Transaction related expenses.    Transaction expenses directly incurred by New Skies Satellites N.V. in connection with the Acquisition were $26.4 million and were comprised primarily of $9.7 million related to financial advisory fees and expenses, $8.9 million related to legal and accounting fees and other third party services and $7.8 million related to the settlement of outstanding stock options and other bonuses.

        Depreciation.    Combined depreciation expense increased by $2.5 million, or 3%, to $102.4 million for 2004 from $99.9 million for 2003. The net increase was due to the commencement of service of NSS-6 in February 2003 and other equipment placed into service, offset in part by the decrease of $1.2 million resulting from the $40.8 million revaluation of long-term assets in connection with the Acquisition.

        Gain arising on frequency coordination.    In 2004, we received a one-time payment of $32.0 million from Intelsat LLC following the successful resolution of certain longstanding frequency coordination matters.

        Interest expense, net.    Interest expense for 2004 increased by $10.0 million to $11.2 million compared to $1.2 million for 2003. This increase was primarily due to the incurrence of new indebtedness used in the financing of the Acquisition.

        Income tax expense.    Our income combined tax benefit for 2004 was $1.1 million, a decrease of $7.8 million, as compared to income tax expense of $6.7 million for the prior year. The fluctuation in 2004 was due to the variance in our pre-tax income.

        Our annual effective income tax rate was reduced in 2004 as compared to 2003. The decrease in the effective tax rate was primarily due to the pre-tax loss recognized by our successor in the period from November 2, 2004 to December 31, 2004 for which we recorded a deferred tax asset for the net operating loss carryforward that arose during this period. Further, the decrease in the effective tax rate is also partly due to a future corporate income tax rate reduction in The Netherlands that was enacted in the fourth quarter of 2004. Future changes in the effective tax rate will be subject to several factors, including enacted tax laws, tax planning strategies and business profitability.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Revenues.    Our revenues for 2003 were $214.9 million, an increase of $14.4 million, or 7%, from $200.5 million for 2002. The increase for the year was principally the result of sales of additional capacity on the NSS-7 satellite, following the successful transition of service from the NSS-5 and NSS-K satellites in August 2002, and on the NSS-6 satellite, which became operational in February 2003. Our 2003 revenues also increased in part as a result of the rise in demand for satellite services driven by the Middle East conflict.

        Our satellite fleet fill rate was 48% at December 31, 2003 as compared to 67% at December 31, 2002. As the revenue growth in 2003 was primarily related to the sale of incremental capacity on our new satellites, the decrease in fill rates merely reflected the addition of the new capacity on NSS-7 and NSS-6. The average rate per transponder for contracts entered into in 2003 declined from $1.5 million in 2002 to $1.4 million in 2003 reflecting difficult market conditions as well as incentives given to customers to commence services on NSS-7 and NSS-6.

        Cost of operations.    Our cost of operations increased $2.5 million, or 5%, to $53.2 million for 2003 compared to $50.7 million for 2002, and as a percentage of revenues, remained unchanged at 25%. In absolute terms, the net increase in our cost of operations reflected the increase in in-orbit insurance premiums of $3.1 million, of which $2.5 million was due to the addition of NSS-6 and NSS-7 to the insurable asset base and $0.6 million from higher insurance rates. This increase was offset in part by our success in managing our discretionary costs and by the reductions in our tracking, telemetry, control and payload management operations costs following the decommissioning of NSS-K in 2002 and NSS-513 in 2003.

        Selling, general and administrative.    Our selling, general and administrative expenses increased by $2.6 million, or 7%, to $42.1 million in 2003 from $39.5 million for 2002, and as a percentage of revenues, remained unchanged at 20%. This net increase resulted from incremental costs arising from 2003 stock-based compensation awards and other staff costs, including staff merit increases. In 2003, stock-based compensation increased from $1.0 million in 2002 to $2.2 million in 2003. We adopted SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), in 2003, which requires the recording of the fair value for all stock-based awards applying the prospective method as prescribed under SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. Other non-personnel expenses, primarily those of a discretionary nature, were held at or below 2002 levels.

        Depreciation.    Our depreciation expense increased $19.3 million, or 24%, to $99.9 million for 2003 from $80.6 million for 2002. This increase was due to the commencement of service of NSS-6 in February 2003 along with the full year effect of NSS-7, which entered commercial service in August 2002.

        Interest expense, net.    Net interest expense for 2003 was $1.2 million, an increase of $0.7 million, compared to $0.5 million for 2002. The increase primarily arose from lower interest income in 2003, stemming both from lower cash balances and lower interest rates.

        Income tax expense.    Our income tax expense decreased $3.8 million, or 37%, to $6.7 million for 2003, from $10.5 million in 2002. The decrease was due primarily to the decrease in our pre-tax income.

        Cumulative effect of change in accounting principle relating to goodwill, net of taxes.    As of January 1, 2002, we adopted SFAS No. 142. This standard eliminates goodwill amortization from the consolidated statement of operations and requires an evaluation of goodwill for impairment upon adoption of this standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment.

        Upon adoption of SFAS No. 142, we performed a transitional impairment test on the goodwill resulting from the purchase of New Skies Networks Pty Ltd. in March 2000. As a result of this impairment test, which now requires the primary evaluation to be performed on a discounted cash flow basis, we recorded an impairment charge of $23.4 million, which is classified as a cumulative effect of a change in accounting principle.

Liquidity and Capital Resources

        Prior to the closing of the Transactions, our principal sources of funds were cash flow provided by operating activities and amounts available under an unsecured revolving credit facility. In connection with the Transactions, Seller terminated its previous credit facility and New Skies Satellites B.V. entered into new senior secured credit facilities, consisting of a $460.0 million term loan facility and a $75.0 million revolving credit facility, issued $160.0 million aggregate principal amount of senior floating rate notes and issued $125.0 million aggregate principal amount of senior subordinated notes. As of March 31, 2005, on a pro forma basis after giving effect to the Reorganization, this offering, the increase in the available revolving credit facility of $50.0 million and the application of the net proceeds therefrom, we would have had outstanding $525.0 million in aggregate indebtedness, with an additional $122.7 million of available borrowings under our subsidiary's revolving credit facility (including outstanding letters of credit, which reduce the amount available under the revolving credit facility). Our liquidity requirements will be significant, primarily due to our subsidiary's debt service requirements and our expected dividend payments. In 2005, we expect to pay approximately $56.7 million ($59.8 million if the underwriters' over-allotment option is exercised in full) in dividends to our shareholders.

        During the past several years, we made significant capital expenditures in order to renew and augment our satellite fleet. Having now launched NSS-7 and NSS-6 and placed these satellites into service, and in light of our amended agreement for NSS-8, we anticipate that we will not need to make significant additional capital investments until approximately 2010, when we will need to begin procuring replacement satellites. As discussed elsewhere in this prospectus, a satellite failure or an NSS-8 launch failure could require us to begin making these capital expenditures earlier. We anticipate that our 2005 capital expenditures will equal approximately $8.0 million to $10.0 million and will decline to approximately $4.0 million to $5.0 million annually thereafter until approximately 2010. The higher level of projected 2005 capital costs reflects the procurement of certain ground-based assets to be used in connection with NSS-8.

        We expect to fund our future liquidity needs with cash from operations, our cash and cash equivalents and amounts available under the revolving credit facility, subject to certain conditions. We expect that our liquidity requirements will arise principally from our need to:

  •
  pay dividends on our common stock;

  •
  fund capital expenditures for the construction and launch of new satellites;

  •
  fund our subsidiary's debt service requirements;

  •
  fund working capital requirements;

  •
  expand our business organically; and

  •
  finance any acquisitions we may make.

	Predecessor				Predecessor	Successor
				Successor
	Years Ended December 31,				Three Months Ended March 31,
			Period January 1, 2004 to November 1, 2004	Period November 2, 2004 to December 31, 2004
	2002	2003			2004	2005
	(In millions)
Net cash provided by operating activities	$113.0	$109.8	$111.2	$30.0	$29.6	$37.1
Net cash provided by (used in) investing activities	(231.4)	(43.5)	(7.7)	(866.1)	(2.2)	135.5
Net cash provided by (used in) financing activities	(11.7)	(51.9)	(6.4)	873.7	(1.2)	(173.8)

        Net cash provided by operating activities totaled $113.0 million in 2002, $109.8 million in 2003, $111.2 million in the period January 1, 2004 to November 1, 2004, $30.0 million in the period November 2, 2004 to December 31, 2004, $29.6 million in the three months ended March 31, 2004 and $37.1 million in the three months ended March 31, 2005. We had cash and cash equivalents of approximately $36.7 million as of March 31, 2005 and net trade receivables of $37.8 million, of which $28.2 million, or approximately 75%, were current or less than 30 days overdue.

        Cash used in investing activities, primarily representing capital expenditures for satellite construction, launch contracts, launch insurance and other property, was mainly funded using cash flow provided by operating activities and, to the extent necessary, borrowings under the $300.0 million unsecured credit facility in the period to November 1, 2004 and the senior secured credit facilities for periods thereafter. Net cash provided by (used in) investing activities totaled ($231.4) million in 2002, ($43.5) million in 2003, ($7.7) million in the period from January 1, 2004 to November 1, 2004, ($866.1) million in the period November 2, 2004 to December 31, 2004, ($2.2) million in the three months ended March 31, 2004 and $135.5 million in the three months ended March 31, 2005. Cash used in investing activities for the period November 2, 2004 to December 31, 2004 included the acquisition of substantially all assets and liabilities of New Skies Satellites N.V. for $836.9 million net of cash acquired plus direct acquisition costs of approximately $24.8 million.

        We signed contracts with Lockheed Martin for the NSS-7 satellite in 1999 and the NSS-6 satellite in 2000, which were launched in April and December of 2002, respectively. We also signed a contract for a third satellite, NSS-8, with Boeing in March 2001. In January 2003, we amended this contract, reconfiguring the satellite for deployment in an established orbital location in the Indian Ocean region. In January 2005, we entered into an amended agreement for NSS-8, which (among other things) amended the satellite's contractual delivery deadline and the payment terms. Under the terms of the amended agreement, we received a refund of milestone construction payments made to date, including $30.0 million which will be held in escrow and applied to the purchase price of the satellite. The entire purchase price will be paid as satellite performance incentives, subject to satisfactory performance of the satellite during its contractual design life, and we will provide commercially reasonable security to Boeing with respect to unpaid incentives. We currently project that NSS-8 will be available to enter commercial service in mid-2006. With the near completion of our currently committed capital investment program, we anticipate a significant period of time without further large capital expenditures.

        On November 2, 2004, pursuant to the terms of the transaction agreement, the investment funds completed the Acquisition. In connection with the Acquisition, the investment funds contributed $153.0 million in the form of preferred equity certificates, $8.5 million in the form of convertible preferred equity certificates and $1.5 million of equity to New Skies Investments S.a.r.l. New Skies Investments S.a.r.l. subsequently loaned $153.0 million and contributed $10.0 million of equity to New Skies Holding B.V. New Skies Holding B.V. then loaned $153.0 million and contributed $10.0 million of equity to New Skies Satellites B.V. In addition, New Skies Satellites B.V. entered into senior secured credit facilities, consisting of a $460.0 million term loan facility and a $75.0 million revolving credit facility, issued $160.0 million aggregate principal amount of senior floating rate notes and issued $125.0 million aggregate principal amount of senior subordinated notes to fund the purchase.

        In November 2002, New Skies Satellites N.V. launched a share buyback initiative as a way to provide additional liquidity to its shareholders. By the end of the third quarter of 2003, a total of 13,057,024 shares had been repurchased under the program at a total cost of $54.0 million. All acquired shares held at November 2003 were cancelled in the same period.

        As our business is generally not seasonal, we have had little need for short-term borrowings to finance normal operations.

        The senior secured credit facilities consist of a revolving credit facility and a term loan facility. The revolving credit facility provide for loans in a total principal amount of up to $75.0 million, which is available for working capital and general corporate purposes (including capital expenditures), subject to certain conditions, and will mature in November 2010. The amendment to the senior secured credit facilities provides for the ability to increase the revolving credit facility from $75.0 million to $125.0 million. The term loan facility, which will mature in May 2011, provides for loans in a total principal amount of up to $460.0 million, the full amount of which was made available on the closing date of the Transactions to finance the Acquisition and to pay fees and expenses relating thereto. In February 2005 we used the net proceeds of the milestone construction payment refund of $168.0 million, along with cash on hand, to pay down approximately $88.8 million under the term loan facility and to make a distribution of approximately $88.0 million to existing shareholders.

        Borrowings under the senior secured credit facilities (as amended concurrently with this offering) bear interest at a rate equal to an applicable margin plus, at our subsidiary's option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Deutsche Bank Trust Company Americas and (2) the federal funds rate plus one-half of 1% or (b) a Eurodollar Rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margin for borrowings under the revolving credit facility and the term loan facility is 1.50% with respect to base rate borrowings and 2.75% with respect to Eurodollar borrowings. Such applicable margins are subject to quarterly reductions if New Skies Satellites B.V. attains certain leverage ratios. Following the consummation of this offering, the term loan facility will be payable in full at maturity in May 2011. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity in November 2010. In addition, the senior floating rate notes bear interest at a rate equal to LIBOR plus 5 1/8%. In February 2005, we repaid $88.8 million under the term loan facility and reduced the applicable margins on our subsidiary's borrowings from 2.75% to 2.50% and from 1.5% to 1.25% for Eurodollar and alternate base rate borrowings, respectively.

        In addition to paying interest on outstanding principal under the senior secured credit facilities, New Skies Satellites B.V. is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% per annum, subject to quarterly reductions if it attains certain leverage ratios. New Skies Satellites B.V. is also required to pay customary letter of credit fees.

        The senior secured credit facilities (as amended concurrently with this offering) contain a number of covenants that, among other things, restrict, subject to certain exceptions the ability of New Skies Holding B.V. to:

  •
  incur liens;

  •
  incur additional debt (including guarantees);

  •
  pay dividends, or make redemptions and repurchases, with respect to capital stock;

  •
  prepay, or make redemptions and repurchases, of subordinated debt;

  •
  make loans and investments;

  •
  reduce our insurance coverage;

  •
  engage in mergers, consolidations, acquisitions, dispositions of assets and sale/leaseback transactions;

  •
  change the business conducted by us; and

  •
  amend the terms of subordinated debt.

        In addition, the senior secured credit facilities (as amended concurrently with this offering) require New Skies Satellites B.V. to maintain the following financial covenants: a maximum total leverage ratio, a minimum interest coverage ratio and a maximum capital expenditures limitation.

        The amendment to the senior secured credit facilities to be effective concurrently with this offering will, among other things:

  •
  increase the amount of permitted dividends;

  •
  eliminate the requirement that our subsidiary repay the term loans under the senior secured credit facilities with excess cash flow;

  •
  tighten the maximum required total leverage ratio covenant to the levels set forth in "Restrictions on Payment of Dividends";

  •
  lower the applicable margins for the term loan facility;

  •
  permit the payment of the management fee to Blackstone Management Partners IV L.L.C. in connection with the anticipated termination of the transaction and monitoring fee agreement; and

  •
  conform the change of control definition to the change of control definition in the indentures governing the notes.

        The indentures governing the notes will limit the ability of New Skies Satellites B.V. and the ability of its restricted subsidiaries to:

  •
  incur additional debt or issue preferred stock;

  •
  pay dividends or make distributions on capital stock or repurchase capital stock;

  •
  make certain investments;

  •
  create liens on our assets to secure debt;

  •
  enter into transactions with affiliates;

  •
  merge or consolidate with another company; and

  •
  transfer and sell assets.

        Subject to certain exceptions, the indentures governing the notes permit New Skies Satellites B.V. and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

        The indentures governing the notes and the senior secured credit facilities contain financial ratios that are calculated by reference to Adjusted EBITDA. Adjusted EBITDA is defined as EBITDA (i.e., earnings before interest, taxes, depreciation and amortization) further adjusted to give effect to adjustments required in calculating covenant ratios and compliance under the indentures governing the notes and the senior secured credit facilities. Non-compliance with the financial ratio maintenance covenants contained in the senior secured credit facilities could result in the requirement to immediately repay all amounts outstanding under such facilities, while non-compliance with the debt incurrence ratio contained in the indentures governing the notes would prohibit New Skies Satellites B.V. from being able to incur additional indebtedness other than pursuant to specified exceptions.

Covenant Compliance

        We believe that the covenants contained in the senior secured credit facilities and the indentures governing the notes are material terms of these agreements and that information about the covenants is material to an investor's understanding of our financial condition and liquidity. Any breach of covenants in the senior secured credit facilities that are tied to ratios based on Adjusted EBITDA, as defined below, could result in a default under the senior secured credit facilities and the lenders could elect to declare all amounts borrowed due and payable. Any such acceleration would also result in a default under the indentures. Additionally, under the senior secured credit facilities and the indentures, our ability to engage in activities such as incurring certain additional indebtedness, making certain investments (in the case of the indentures) and paying certain dividends is also tied to ratios based on Adjusted EBITDA.

        Our covenant levels and pro forma ratios for the four quarters ended March 31, 2005 are as follows:

	Covenant Level (2)	Pro Forma March 31, 2005 Ratios
Senior secured credit facilities (1)
Minimum Adjusted EBITDA to cash interest ratio	1.75x	3.0	x
Maximum net debt to Adjusted EBITDA ratio	7.0x	4.7	x
Indentures (3)
Total debt to Adjusted EBITDA ratio required to incur additional debt pursuant to ratio provisions	6.75x	5.2	x

(1)
Following the consummation of this offering and the repayment of the term loan facility to the extent necessary to reduce consolidated debt (defined as the sum of all indebtedness consisting of capitalized lease obligations, indebtedness for borrowed money, indebtedness in respect of the deferred purchase price of property or services and any receivables net investments (as defined in the credit agreement)) to $515.0 million or less, the senior secured credit facilities (as amended concurrently with this offering) will require New Skies Holding B.V. to maintain an Adjusted EBITDA to cash interest expense ratio of at least 2.5x and a net debt to Adjusted EBITDA ratio of less than or equal to 5.0x, in each case for the most recent four quarter period. Failure to satisfy these ratio requirements would constitute a default under the senior secured credit facilities. If lenders under the senior secured credit facilities failed to waive any such default, repayment obligations under the senior secured credit facilities could be accelerated, which would also constitute a default under the indentures.

(2)
Covenant levels indicated in the table above with respect to the senior secured credit facilities are those in the existing senior secured credit facilities. For covenant levels following the consummation of this offering, see footnote (1) above.

(3)
The ability of New Skies Satellites B.V. to incur additional debt and make certain restricted payments under the indentures, subject to specified exceptions, is tied to a total debt to Adjusted EBITDA ratio less than or equal to 6.75 to 1 and amounts of "cumulative credit" and "cumulative interest expense."

        Adjusted EBITDA is not presented as an alternative measure of operating results or cash flows provided by operating activities, as determined in accordance with generally accepted accounting principles. We believe that the inclusion of Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about the calculation of certain financial covenants in the indentures governing the notes and the senior secured credit facilities. Because not all companies use identical calculations, these presentations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. The following table sets forth a reconciliation of net income to Adjusted EBITDA for the periods indicated.

Reconciliation of net income to EBITDA

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,				Three Months Ended March 31,
			Period January 1, 2004 to November 1, 2004	Period November 2, 2004 to December 31, 2004
	2002	2003			2004	2005
	(In millions)
Net income (loss)	$(4.7)	$11.8	$7.7	$(14.0)	$0.1	$0.4
Income tax expense (benefit)	10.5	6.7	4.3	(5.4)	0.1	0.1
Interest expense, net	0.5	1.2	1.4	9.8	0.3	18.9
Depreciation	80.6	99.9	86.4	16.0	25.9	23.5

EBITDA	$86.9	$119.6	$99.8	$6.4	$26.4	$42.9

Reconciliation of EBITDA to Adjusted EBITDA

	Predecessor			Successor	Predecessor	Successor
	Year Ended December 31,				Three Months Ended March 31,
			Period January 1, 2004 to November 1, 2004	Period November 2, 2004 to December 31, 2004
	2002	2003			2004	2005
	(In millions)
EBITDA	$86.9	$119.6	$99.8	$6.4	$26.4	$42.9
Cumulative effect of change in accounting principle	23.4	—	—	—	—	—
Gain arising on frequency coordination(a)	—	—	(32.0)	—	—	(10.0)
Costs related to the Transactions(b)	—	—	26.4	—	—	—
Unused satellite capacity leased from third party(c)	3.9	5.2	4.6	0.2	1.4	—
One-time customer settlements	—	—	—	10.3	—	—
Expense incurred with respect to employee severance	—	—	—	2.8	—	—
Costs related to non-cash stock compensation	1.0	2.2	1.8	—	0.7	3.5
Monitoring fee paid to Blackstone Management Partners IV L.L.C.	—	—	—	0.2	—	0.4

Adjusted EBITDA	$115.2	$127.0	$100.6	$19.9	$28.5	$36.8

(a)
Reflects a one-time payment from Intelsat LLC of $32.0 million in 2004 and a one-time payment from SES Global affiliates of $10.0 million in 2005 following the successful resolution of certain longstanding frequency coordination matters.

(b)
Represents non-recurring costs incurred in connection with the Transactions.

(c)
For all periods presented, the respective amount reflects costs related to unused capacity on leased transponders, with the underlying contract terminating in November 2004.

        We currently anticipate that our capital expenditures for 2005 will be approximately $8 to $10 million, to be financed from cash flow provided by operating activities. We expect that these expenditures will consist primarily of:

  •
  payments made to acquire and upgrade ground station facilities; and

  •
  costs associated with the expansion of our operations.

        As part of our operational and strategic plan, we plan to launch replacement satellites when existing satellites near the end of their commercial lives. We will also explore the possibility of adding additional satellites to our fleet and will evaluate strategic opportunities such as joint ventures and acquisitions. We regularly study the demand for satellite services in various regions and for different applications in order to keep abreast of opportunities. While we are committed to a long-term strategy of maximizing cash flow, we intend to invest capital expenditures and replace our existing satellite fleet and may enter into procurement contracts for new satellites if we can establish a sound business case for an expansion of our fleet.

        We believe that our cash flow provided by operating activities, our cash and cash equivalents and funds available under the revolving credit facility will be sufficient to meet our currently anticipated future financial obligations, dividend payments, debt service requirements, working capital needs, planned capital expenditure programs and other needs that we consider necessary to continue our growth. However, we cannot assure you that our operations will generate sufficient cash or that future borrowings under the senior secured credit facilities will be available to enable us to meet these requirements and needs.

        We also intend to continue to pursue acquisitions, joint ventures or other strategic transactions on an opportunistic basis as consolidation within the satellite services industry continues to unfold. To finance such transactions, we might have to draw upon amounts available under the revolving credit facility or seek additional funding sources. We continually assess our capital needs and may seek additional financing, including debt or equity, as considered necessary to fund potential acquisitions, fund capital projects or for other corporate purposes. However, should our operating results and borrowing capacities not sufficiently support these capital projects or acquisition opportunities, our growth strategies may not be fully realized. Our future operating performance, ability to service or refinance our subsidiary's debt and ability to draw upon other sources of capital will be subject to future economic conditions and other business factors, many of which are beyond our control.

        The following table summarizes our contractual obligations, including related estimated interest payments based on actual applicable rates for fixed rate obligations and forward interest rates for the relevant period for variable rate obligations, and commercial commitments as of December 31, 2004 on a pro forma basis after giving effect to the Transactions, the Reorganization, the amended agreement for NSS-8, this offering and the application of the proceeds therefrom:

Contractual Obligations on a Pro Forma Basis

	Payments Due by Period
Contractual Obligations	Total	Less than One year	1-3 years	4-5 years	After 5 years
	(In millions)
Long-term debt:
Term loan facility(1)	$351.4	$13.3	$32.7	$37.5	$267.9
Senior floating rate notes(1)	266.4	12.7	29.3	32.5	191.9
Senior subordinated notes(1)	214.3	11.4	22.8	22.8	157.3
Operating leases	3.2	0.7	1.1	1.0	0.4
Unconditional purchase obligations(2)	10.3	4.7	4.0	1.3	0.3
Conditional payment obligations(3)	52.2	7.8	12.6	11.2	20.6
Contingent conditional payment obligations(4)	406.4	—	52.7	28.7	325.0

Total	$1,304.2	$50.6	$155.2	$135.0	$963.4

(1)
The senior secured credit facilities (as amended concurrently with this offering) consist of a $460.0 million senior secured term loan facility that matures in May 2011 and a $75.0 million senior secured revolving credit facility that matures in November 2010. Borrowings under the facilities bear interest at an adjustable rate based on LIBOR for the associated period of draw-down plus an applicable margin. At December 31, 2004, a one-month draw-down under the facilities would bear interest at 5.2% per annum. In addition, a commitment fee of 0.5%, stepping down to 0.375% if New Skies Satellites B.V. attains certain leverage ratios, is paid on the unused revolving credit amount. Approximately $131.2 million of the net proceeds of this offering and $88.8 million relating to the refund of NSS-8 milestone payments (see footnote 4 below) is assumed to repay a portion of the outstanding borrowings under the term loan facility.

  The senior floating rate notes bear interest at a rate per annum, reset semi-annually, equal to LIBOR plus 5 1/8%. At December 31, 2004, these notes accrued interest at a rate of 7.4% per annum.

        The senior subordinated notes bear interest at a rate of 9 1/8%.

(2)
Unconditional purchase obligations reflect agreements for the procurement of, fiber and teleport services.

(3)
Conditional payment obligations reflect the in-orbit performance incentives of our in-orbit satellite fleet and are paid over the lifetime of the respective satellite.

(4)
Contingent conditional payment obligations reflect the in-orbit incentives of our satellite under construction, NSS-8, which will be paid over a fifteen year period following delivery in-orbit, subject to the satellite's satisfactory performance during its contractual design life.

Historical contractual obligations and commercial commitments

        The following table summarizes our contractual obligations, including related estimated interest payments based on actual applicable rates for fixed rate obligations and forward interest rates for the relevant period for variable rate obligations, and commercial commitments as of December 31, 2004 on a historical basis:

Contractual Obligations on a Historical Basis

	Payments Due by Period
Contractual Obligations	Total	Less than One year	1-3 years	4-5 years	After 5 years
	(In millions)
Long-term debt:
Term loan facility(1)	$671.4	$25.5	$62.5	$71.6	$511.8
Senior floating rate notes(1)	266.4	12.7	29.3	32.5	191.9
Senior subordinated notes(1)	214.3	11.4	22.8	22.8	157.3
Preferred equity securities subject to mandatory redemption(1)	164.3	—	—	—	164.3
Operating leases	3.2	0.7	1.1	1.0	0.4
Unconditional purchase obligations(2)	10.3	4.7	4.0	1.3	0.3
Conditional purchase obligations(3)	47.3	10.9	36.4	—	—
Conditional payment obligations(4)	52.2	7.8	12.6	11.2	20.6
Contingent conditional payment obligations(5)	25.3	1.0	4.6	4.9	14.8

Total	$1,454.7	$74.7	$173.3	$145.3	$1,061.4

(1)
The senior secured credit facilities consist of a $460.0 million senior secured term loan facility that matures in May 2011 and a $75.0 million senior secured revolving credit facility that matures in November 2010. Borrowings under the facilities bear interest at an adjustable rate based on LIBOR for the associated period of draw-down plus an applicable margin. At December 31, 2004, a one-month draw-down under the facilities would bear interest at 5.2% per annum. In addition, a commitment fee of 0.5%, stepping down to 0.375% if New Skies Satellites B.V. attains certain leverage ratios, is paid on the unused revolving credit amount.

  In February 2005, $88.8 million of the term loan facility and $88.0 million of the preferred equity securities owned by our existing shareholders were repaid in connection with the refund of the NSS-8 milestone payments.

  The senior floating rate notes bear interest at a rate per annum, reset semi-annually, equal to LIBOR plus 5 1/8%. At December 31, 2004, these notes accrued interest at a rate of 7.4% per annum.

        The senior subordinated notes bear interest at a rate of 9 1/8%.

(2)
Unconditional purchase obligations reflect agreements for the procurement of in-orbit insurance, fiber and teleport services.

(3)
Conditional purchase obligations represent remaining milestone payments for the procurement and launch of the NSS-8 satellite, excluding in-orbit incentives, which are contingent on the satisfactory performance of the spacecraft and are paid over the lifetime of the satellite. In January 2005, we entered into an amended agreement for NSS-8, which (among other things) amended the satellite's contractual delivery deadline and the payment terms. In consideration for the agreement to increase the purchase price and to amend the delivery deadline, the manufacturer agreed to refund all construction payments made to date, amounting to $168.0 million. The entire purchase price, including $30.0 million that has been placed in escrow, will be paid as satellite performance incentives, subject to satisfactory performance of the satellite during its contractual design life, and we will provide commercially reasonable security to Boeing with respect to unpaid incentives.

(4)
Conditional payment obligations reflect the in-orbit performance incentives of our in-orbit satellite fleet and are paid over the lifetime of the respective satellite.

(5)
Contingent conditional payment obligations reflect the in-orbit incentives of our NSS-8 satellite, currently under construction. The payment obligation is contingently payable on the satisfactory performance of the spacecraft and is paid over its lifetime (see footnote 3 above).

Market Risks

        We are exposed to market risks relating to interest rate changes from time to time. We manage our exposure to interest rate risk through internally established policies and procedures. To the extent that we maintain significant borrowings under the senior secured credit facilities, we will evaluate the appropriateness of using various hedging instruments. Our policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading, hedging, or for speculative purposes and are not a party to any derivative contracts.

        We utilize both fixed rate and variable rate debt. For fixed-rate debt, changes in interest rates generally affect the fair market value of the debt instrument, but not our cash flows or net income. Conversely, for variable-rate debt, changes in interest rates generally do not impact the fair market value of the debt instruments but do affect our cash flows and net income.

        For our fixed rate public debt, the current market price, coupon and maturity are used to determine the yield for each public debt instrument as of the end of the period. The yield is then adjusted by a factor of 10% and this revised yield is then compared to the original yield to determine the potential negative fair value change as a result of the hypothetical change in interest rates.

        For our variable rate debt, the effect on cash flows and net income is calculated as a result of the potential effect of a hypothetical 10% adverse fluctuation in interest rates from the rates in effect as of December 31, 2004 and March 31, 2005. The current LIBOR plus applicable margin as of the end of the period is applied to the applicable principal outstanding at the end of the period to determine interest expense based on period-end rates and principal balances. This calculation is then performed after increasing the LIBOR plus applicable margin by a factor of 10%. The difference between the two period interest expenses calculated represents the reduction in cash flows as a result of the potential effect of a hypothetical 10% adverse fluctuation in interest rates. This amount is then tax effected based on our effective tax rate to yield the reduction in net income as a result of the potential effect of a hypothetical 10% adverse fluctuation in interest rates.

        The only potential limitations of the respective models are in the assumptions utilized in the models such as the hypothetical adverse fluctuation rate and the discount rate. We believe that these models and the assumptions utilized are reasonable and sufficient to yield proper market risk disclosure.

        As of December 31, 2004, long-term debt consisted of fixed-rate borrowings of $125.0 million, $160.0 million of floating rate debt and a $460.0 million floating rate term loan facility. As of March 31, 2005, long-term debt consisted of fixed-rate borrowings of $125.0 million, $160.0 million of floating rate debt and a $371.2 million floating rate term loan facility. The potential effect of a hypothetical 10% adverse fluctuation in interest rates for one year on our fixed rate debt outstanding at both December 31, 2004 and March 31, 2005 would be a reduction in fair value of approximately $3.9 million. The potential effect of a hypothetical 10% adverse fluctuation in interest rates for one year on $160.0 million of floating rate debt and $460.0 million of floating rate term loan facility at December 31, 2004 would be a reduction in cash flows of approximately $1.2 million and $2.6 million, respectively, and a reduction in net income of approximately $0.8 million and $1.6 million, respectively. The potential effect of a hypothetical 10% adverse fluctuation in interest rates for one year on $160.0 million of floating rate debt and $371.2 million of floating rate term loan facility at March 31, 2005 would be a reduction in cash flows of approximately $1.3 million and $2.0 million, respectively, and a reduction in net income of approximately $0.9 million and $1.4 million, respectively.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements as defined under SEC rules.

Stock Compensation

        Prior to the consummation of this offering, we expect to grant options to acquire the equivalent of 853,635 shares of our common stock (net of any exercise cost) pursuant to the Stock Incentive Plan. At an initial public offering price per share of $16.50, we expect to record aggregate stock-based compensation associated with these awards of approximately $21.9 million, reflecting the estimated fair value of the options at the date of grant. The non-cash stock-based compensation will initially be recorded as deferred stock-based compensation and recognized in operating expenses over the vesting period of the options. Certain options are expected to vest based solely on continued employment over the next four years and certain other options vest upon the achievement of performance goals over the next four to seven years or imputed returns realized on sales of our shares by the investment funds.

        Additionally, pursuant to the Stock Incentive Plan, we expect to issue 69,688 shares of our common stock in conjunction with this offering and expect to record approximately $1.9 million of non-cash compensation expense at that time, equivalent to the estimated fair value of these awards at the date of issue.

        As a result of the non-cash stock-based compensation costs noted above, we expect that our operating expenses for the quarter ending June 30, 2005 and for this fiscal year will be higher than in prior periods. Additionally, the recognition of the deferred stock-based compensation over the applicable vesting periods will result in non-cash expense in the respective periods, thereby reducing our earnings in those periods.

        If the underwriters exercise their over-allotment option to purchase additional shares, we expect to issue options to our optionholders to acquire up to the equivalent of 74,766 shares of our common stock (net of any exercise cost) pursuant to the Stock Incentive Plan (including 54,729 shares to our named executive officers). Some of these options will vest upon issuance and be immediately exercisable, allowing our optionholders to acquire up to the equivalent of 38,541 shares of our common stock (net of any exercise cost) (including 28,212 shares to our named executive officers). Such awards will result in approximately $1.4 million of additional non-cash compensation expense at the time of this offering and $0.9 million that will be deferred and recognized in operating expenses over the vesting period of the options. If the underwriters do not exercise their over-allotment option, we will grant options to our optionholders that immediately convert to the equivalent of 144,419 shares of our common stock (net of any exercise cost) (including 105,715 shares to our named executive officers), which we anticipate will result in an additional $3.8 million of non-cash compensation expense at the time of this offering.

        The preliminary calculations of stock-based compensation have been prepared on the basis of estimates and assumptions that we believe are reasonable and represent a preliminary estimate of fair value. The amount of stock-based compensation expense and deferred stock-based compensation that we record may materially differ from these preliminary estimates.

        In February 2005, we also recorded $3.5 million of non-cash stock-based compensation expense relating to management's indirect purchase of 1,245 shares of common stock, 125,608 of preferred equity certificates and 6,972 convertible preferred equity certificates in New Skies Investments S.a.r.l. at a price below the fair value of New Skies Investments S.a.r.l. common stock, preferred equity certificates and convertible preferred equity certificates. The fair value of the common stock, preferred equity certificates and convertible preferred equity certificates was determined by using commonly applied valuation methodologies, including discounted cash-flow techniques and analyzing comparable quoted companies and recent transactions in the FSS sector.

Taxation

        While we have recently concluded our negotiations regarding the opening tax balance sheet, we have yet to conclude our discussions with the Dutch tax authorities regarding the final tax obligation of our predecessor New Skies Satellites N.V. Such obligation was a liability assumed by New Skies Satellites B.V. in connection with the Acquisition, and accordingly, we recorded a provision for income tax liabilities of $20.0 million at the date of Acquisition. We believe that this adequately covers the liability assumed with respect to the predecessor's tax liability. However, as these discussions are expected to be finalized on or before November 2005, any subsequent adjustment to the corporate tax liability would be made in the preliminary purchase price allocation and would not be expected to impact earnings.

        Under current Bermuda law, we are not subject to tax in Bermuda on our income or capital gains and any dividends or other distributions paid by the Issuer to non-Bermuda holders will not be subject to withholding tax. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on any income or gains, that tax will not be applicable to us until March 28, 2016. This undertaking does not, however, prevent the imposition of any tax or duty on persons ordinarily resident in Bermuda or any property tax on leasehold interests we may have in Bermuda. We will pay a nominal annual government fee in Bermuda based on our authorized share capital and share premium. This government fee is $1,780 for 2005, and although future fees have not been determined yet, they could be up to the maximum annual government fee, which is currently $27,825 per year. The annual government fee amounts are subject to review from time to time by the Bermuda authorities. Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of our common shares or on any payments in respect of our common shares (except, in certain circumstances, to persons ordinarily resident in Bermuda).

        We may take the position that we are able to deduct, under applicable Dutch tax law, interest that accrues or is paid on the Subordinated Loans. The decision as to whether to take the position that this interest is deductible will be made at the time that we file our 2004 (with respect to the Subordinated Shareholder PIK Loans) and the 2005 (with respect to the Subordinated Loans) Dutch tax return, which will be based on whether our Dutch subsidiaries can satisfy, among other things, the Dutch "thin capitalization" rules. We cannot assure you as to whether we will report this interest expense as deductible on our 2004 Dutch tax return or on subsequently filed tax returns. If we were to take the position that interest on the Subordinated Loans is deductible under applicable Dutch tax law, we cannot assure you that the tax authorities would not successfully challenge or impose penalties or other sanctions on our reporting position on the basis that we do not satisfy the Dutch "thin capitalization" tax rules or other applicable requirements.

        We believe that none of New Skies Satellites Holdings Ltd., our Irish or Luxembourg subsidiaries or any of our other non-Dutch subsidiaries will be treated as Dutch residents for Dutch tax purposes or otherwise will be subject to Dutch taxation.

        To the extent that our Dutch subsidiaries make "upstream" loans, as described in "Dividend Policy and Restrictions—Restriction on Payments of Dividends," our Dutch subsidiaries will be subject to taxation on interest on these loans as it accrues or is paid. We have considered strategies that may mitigate or eliminate any such tax cost (including, as discussed below, making "upstream" loans through our Irish subidiaries), but we cannot assure you that these strategies will be available or that we will choose to pursue such strategies.

        Immediately following the consummation of this offering, our Irish subsidiaries will hold and will make interest-free intercompany "upstream" loans. Further, our Irish subsidiaries may, in the future, make additional intercompany "upstream" loans (as described in "Dividend Policy and Restrictions—Restrictions on Payment of Dividends") on an interest-free basis. Currently, applicable Irish law does not prohibit interest-free, intercompany loans, and does not impute interest income that would create taxable income in Ireland. If Irish tax authorities were to successfully challenge our tax position in this regard, or if there were changes in tax law, we could become subject to additional unanticipated tax liabilities.

        Under applicable Luxembourg tax law, we will be able to deduct interest that accrues or is paid on preferred securities issued by our Luxembourg subsidiaries. We expect to receive a confirmation requested from the Luxembourg corporate tax authorities confirming that, among other things, (i) interest that accrues or is paid on the preferred equity certificates and convertible preferred equity certificates will in principle be deductible for Luxembourg tax purposes but may be recaptured, (ii) under current Luxembourg tax law, there will be no withholding tax on payments of interest on the preferred equity certificates and convertible preferred equity certificates (although the impact of the European Savings Directive, which may come into force July 1, 2005, needs to be monitored), (iii) 20% withholding tax will apply to dividends paid by our Luxembourg subsidiaries and (iv) a minimum annual margin will be required to the extent that our Luxembourg subsidiaries have extended loans (including the Subordinated Shareholder PIK Loans) and have borrowed funds up to the same amount (e.g., under the preferred equity certificates).

        We believe that none of New Skies Satellites Holdings Ltd., our Irish or Dutch subsidiaries or any of our other non-Luxembourg subsidiaries will be treated as Luxembourg residents for Luxembourg tax purposes or otherwise will be subject to Luxembourg taxation.

        Certain countries within which we operate have sought to impose withholding taxes or income taxes on payments from customers in those countries, notwithstanding the existence of tax treaties that we believe do not permit the imposition of such taxes. We use available legal means to contest such taxation and, in addition, in many but not all such cases, we also have the right under contracts to pass such taxes on to our customers or to other third parties. In particular, the government of India has characterized payments made by Indian-based customers and certain payments made by non-resident customers in India as "royalty payments" and has assessed taxes on those payments. In accordance with applicable procedures for handling disputed tax assessments, we have informed the Indian authorities that we disagree with the assessment and applied to defer payment pending our administrative appeal of the assessment. Although our initial appeal was recently rejected, we intend to further appeal this matter and request further payment extensions. However, we believe it is probable that a loss has been incurred and have recorded an accrual totaling $3.8 million as of March 31, 2005, representing management's best estimate of the amount of the withholding tax obligations. We anticipate that this appeals process will be lengthy.

Currency and Exchange Rates

        All of our major capital expenditures and substantially all of our revenues and operating expenses are denominated in U.S. dollars. Accordingly, we have adopted the U.S. dollar as our functional currency. Transactions in other currencies are translated into U.S. dollars using the rates that were in effect at the transaction date. Since all of our major inflows and outflows are denominated in U.S. dollars, we are not exposed to significant foreign currency exchange risk.

Recently Issued But Not Yet Adopted Accounting Standards

        In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payments ("SFAS No. 123R"). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, to stock compensation awards issued to employees. Rather, SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. SFAS No. 123R will be effective for us on January 1, 2006. We have not yet quantified the effect of the future adoption of SFAS No. 123R on a going forward basis.

        In December 2004, the Financial Accounting Standards Board issued SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29 ("SFAS No. 153"), which amends APB No. 29, Accounting for Nonmonetary Transactions to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

INDUSTRY

        From the creation of the FSS industry in the 1960s until the late 1980s, INTELSAT—an intergovernmental treaty-based organization—held a near monopoly over international satellite communications. Since the late 1980s, however, the FSS industry has evolved into a highly competitive, global industry. Due in large part to pressure from governments seeking to promote competition in the international satellite services market, INTELSAT began a privatization process in the late 1990s. In 1998, as the first step in its privatization, INTELSAT transferred to us certain assets and liabilities, including satellites, rights to use additional orbital positions and related contracts, and we began independent operations as a fully privatized, commercial entity.

        New Skies is one of four global satellite operators. New Skies competes against other global, regional and national satellite operators and, to a lesser extent, with suppliers of ground-based communications services. According to Euroconsult 2004, the FSS industry generated revenues of approximately $6.6 billion in 2003, with the industry average rate per transponder per year (expressed in 36 MHz units) at approximately $1.4 million for new contracts entered into in 2003.

        FSS satellites circle the earth from orbital slots approximately 22,300 miles (35,700 kilometers) above the equator. FSS satellites appear to remain fixed in space because the speed at which they orbit the earth corresponds to the speed of the earth's rotation. As a result, each FSS satellite in essence "blankets" a fixed geographic area with its signals, and an earth station antenna on the ground can communicate continuously with a particular satellite if it is pointed, on a "line of sight" basis, to the correct orbital slot. Generally speaking, from any orbital location an FSS satellite could potentially communicate with approximately one-third of the world's surface. Within this potential service area, an individual satellite can be designed to communicate with major landmasses via large, geographically dispersed beams, to focus its coverage more specifically on particular markets or regions through regional or spot beams, or to use a portion of its total capacity for each type of coverage.

        FSS satellite technologies and network designs are well-proven and FSS satellites have a long track record of delivering highly reliable services to end users. They do not compete with, or face the technological or market uncertainties confronted by, new and proposed satellite systems, including mobile satellite systems and next-generation "broadband in the sky" systems.

        Today, most FSS satellites operate in one or both of two frequency bands: C-band and Ku-band. C-band frequencies (4-8 GHz) have relatively longer wavelengths. As a result, they typically require larger antennas but are very reliable and, in particular, are not susceptible to a loss of signal strength due to rain, commonly referred to as "rain fade." C-band frequencies are typically used for TV broadcasting, telephony and certain other voice and data applications. Ku-band frequencies (10-12 GHz) have relatively shorter wavelengths. As a result, they can operate with smaller antennas, making them particularly well suited for broadband Internet applications, VSAT networks, DTH broadcasting and other applications where minimizing the size and cost of earth station terminals is a priority. Recently, some satellite operators have begun to employ Ka-band frequencies (20-30 GHz), which can be used to provide broadband communications using very small antennas. Ka-band systems, however, are not yet widely deployed.

        The FSS industry is characterized by significant barriers to entry. For technical reasons, operators must maintain certain minimal separations between any two satellites that use the same frequency band(s) to serve the same or similar geographic regions. As a result, there is a limit on the number of satellites that can be placed into service over any geographic area, as well as a limit on the number of satellites that can be placed into service worldwide. In addition, the capital costs of procuring a satellite, the financial and technical resources required to operate a satellite system and market its capacity, and regulatory requirements further restrict entry into the market. Regulatory issues arise both in securing the governmental approvals that are necessary to use scarce orbital locations and radio spectrum, as well as in securing the governmental approvals required to provide services to, from, or within a country.

        FSS operators such as New Skies typically lease or sell capacity on their satellites to third parties, who use the capacity for their own communications requirements or to provide satellite-based services to customers further down the distribution chain. For operators such as New Skies, total revenues reflect the supply of suitable capacity (i.e., capacity—whether satellite or ground-based—that is capable of providing the desired communications links between two or more different points) and the level of demand for that capacity. The interaction between supply and demand drives the prices that we are able to charge for our capacity. Pricing and our success in capturing demand, in turn, drives our revenues.

        According to Euroconsult 2004, worldwide transponder demand has grown in 24 of the past 25 years and grew in excess of a 5% compound annual growth rate from 1998 to 2003. Growth in the markets served by New Skies' satellites was significantly higher from 1998 to 2003, growing at a compounded annual growth rate of approximately 7%. Looking forward, Euroconsult estimates that transponder demand will grow during the period from 2004 to 2009 at a 4% compounded annual growth rate worldwide and at a 6% compounded annual growth rate in the markets served by New Skies' satellites.

        Demand for satellite capacity is primarily driven by economic growth, both generally and within a particular area or product/service market; by the growth in demand for bandwidth-intensive applications, such as broadband Internet services and high-definition television; by technical advancements, in terms of either satellite throughput or terrestrial components such as VSAT networks and satellite dishes, with less expensive and more capable technologies allowing customers' business plans to grow; and by improved regulatory access to new and existing markets. In addition, events of a shorter-term nature, such as major sporting events or events of a newsworthy nature, influence demand. Most, if not all, industry experts expect that over the medium term, total worldwide demand for satellite capacity will continue to grow.

        The supply of satellite capacity is determined by the availability of existing capacity and the launch of new satellites serving the relevant region. According to Euroconsult 2004, over the last ten years, satellite asset utilization has averaged 75%, while in 2003 such utilization was only 70%. Over the past few years, commercial satellite operators have tended to slow or halt their expansion plans due to the existence of excess capacity in many regional and trans-regional markets. Despite this low utilization, due to pre-existing contractual commitments and long procurement cycles (typically two to three years), new satellite launches have continued, including into regions with excess supply. Analysts predict that worldwide asset utilization will trough in 2005 and increase thereafter due to three factors: (1) a reduction in the launch of new capacity, (2) operators' decisions not to replace satellites as they reach the end of their lives and (3) steadily increasing unit demand.

        Increased private equity ownership in the industry is also expected to be a factor in limiting capacity expansion plans, as high debt levels among private equity owned operators may limit the cash flow available for such investment. Such limitation, which has historically been absent from the industry, may have a positive impact on future utilization rates in the industry. Pricing reflects the interaction of supply and demand.

        During 2003 and 2004, due to a low asset utilization relative to the historical average, overall prices for new contracts in the FSS industry declined. While prices in some geographic markets and for some services remained relatively stable, prices for certain services and in certain geographic markets decreased meaningfully. We expect if industry asset utilization improves according to analyst estimates, such pricing declines may be mitigated in the future and may result in price increases in certain markets.

        The FSS industry has experienced substantial consolidation and ownership changes in recent years, including private equity investments over the last 18 months in many of the sector's most significant companies. Private equity firms are expected to control or significantly influence more than half of the global revenue and capacity in the industry. Many industry observers predict further consolidation in the coming years. We believe the following factors may drive improved asset utilization and continued consolidation in the industry:

  •
  high debt levels for operators held by private equity firms, which may direct cash flow towards debt reduction and therefore limit over-investment in capacity;

  •
  pursuit of high-dividend equity strategies, which may limit cash flow available for investment and therefore construction of new satellites;

  •
  economies of scale due to the high fixed cost nature of the business and the significant synergies that exist between satellite operators;

  •
  the growing importance of global reach capabilities, as media companies and other satellite customers expand internationally and as governments increasingly rely on commercial satellite services;

  •
  privatization of intergovernmental organizations and market deregulation; and

  •
  acquisition of scarce orbital slots for satellite operators aiming to grow but who have run out of available slots.

BUSINESS

Our Company

        We are a satellite communications company with global operations and service coverage. We operate a network of five FSS satellites located at different orbital positions above the earth. Our customers can access one or more of our satellites from almost any point around the world using either our global network of ground-based facilities or their own ground-based facilities. At March 31, 2005, we had the youngest of the four global fleets in the FSS industry, based on the average number of years the satellites in each of the global fleets had been in service. We have consistently maintained one of the highest transponder availability rates in the FSS industry. For the three months ended ended March 31, 2005, our availability rate was 99.9999%, based on the total number of hours the transponders in our fleet were available to provide service as compared to the total number of transponder-hours during the year.

        At the time of our creation in 1998, we inherited five in-orbit satellites as well as related customer contracts and one satellite that was then under construction. Two of the satellites that we inherited were nearing the end of their operational lives. In addition, shortly after our creation we terminated the contract for the satellite that was then under construction due to substantial delays in the satellite's delivery. As a result of these factors, in 1999 we launched a capital investment program to renew and augment our satellite fleet. We procured and launched two new satellites, NSS-6 and NSS-7, retired the two satellites that reached the end of their operational lives, and procured an additional satellite, NSS-8, which is currently under construction. Together, we anticipate that these satellites will provide us with the ability to maintain our operations at each of our existing orbital locations, and to expand our operations to one additional orbital location, without the need for any additional satellite procurements (including for replacement satellites) until approximately 2010. We also acquired certain ground-based facilities and rights to use additional orbital positions. Our investment in our new satellites totaled approximately $600 million in the five year period to December 31, 2004. Our technically advanced satellite fleet has substantial capacity focused on high growth markets, including India, Africa, the Middle East and Asia. NSS-6 and NSS-7 are among the most powerful and flexible satellites in the FSS industry and enable us to provide highly reliable, high quality services to our customers. In addition, should demand patterns shift over time, these satellites' designs make it possible for us to reallocate capacity within regions to the markets with the greatest demand.

        With the launches of NSS-6 and NSS-7 in 2002, we expanded our total transponder capacity available for sale by approximately 67%. Upon the entry into commercial service of NSS-8, which we project will occur in mid-2006, we will further expand our available capacity by 28%. We believe that this incremental transponder capacity will enable us to generate additional revenues without significantly increasing our fixed costs, thereby improving our operating margins. The launches of the two satellites, NSS-6 and NSS-7, and the anticipated launch of NSS-8, represent the completion of our committed satellite procurement program initiated in 1999 and, consequently, we anticipate that our future revenues will generate significant cash flow to pay dividends in accordance with our dividend policy and to finance payments on our subsidiary's debt.

        Throughout our six-year history, we have consistently demonstrated our ability to achieve strong financial performance, increasing our revenues through organic growth. For the year ended December 31, 2004 and the three months ended March 31, 2005, we generated revenues of $210.7 million and $58.2 million, respectively. At March 31, 2005, we had a contractual backlog for future services of $557.6 million, which we recognize as revenue when we actually perform the services.

Our Competitive Strengths

        We believe that we combine the technical and financial strength of an experienced operator with the agility and resourcefulness of an entrepreneurial company. Our global network has been built on the principles of engineering excellence, robust reliability, customer responsiveness and financial responsibility. Through our owned and partner teleports, we offer access to our global satellite fleet from virtually every region in the world. Our business is characterized by the following key strengths:

Stable and predictable cash flow

        We have a history of strong cash flow generation. Because we have nearly completed our committed capital investment program, anticipate only limited working capital requirements going forward and have a relatively fixed cost structure, we believe we are well positioned to generate strong cash flow to pay dividends to our shareholders and to finance payments on our debt. In addition, the youth of our fleet means that we do not anticipate entering into a replacement capital expenditure cycle until approximately 2010. For the year ended December 31, 2004 and the three months ended March 31, 2005, we generated net cash provided by operating activities of $141.2 million and $37.1 million, respectively.

Young satellite fleet

        At March 31, 2005, we had the youngest of the four global fleets in the FSS industry, based on the average number of years the satellites in each of the global fleets had been in service. We believe the technical characteristics of the satellites we have built and launched to date make our capacity attractive to our customers. These satellites' high-powered transponders enable customers to improve the reliability of their service and transmit larger amounts of information within a given amount of satellite transponder capacity and make it possible for them to use smaller and less expensive ground station antennas. The flexibility of the satellites' designs makes it possible for us to reallocate capacity within regions covered by the satellite to the markets with the greatest demand. The youth of our fleet, and the technical design of the satellites we have procured, help to protect against in-orbit failures and to ensure that these assets are able to continue generating revenues in the future. In addition, our overall reliability is among the highest in the industry, helping to ensure that our customers receive high quality, uninterrupted service. Due to the youth of our fleet, other than NSS-8 (which is currently under construction), we do not anticipate that we will need to begin procuring any replacement satellites until approximately 2010.

Strong revenue visibility and diversity

        At March 31, 2005, we had a contractual backlog for future services of approximately $557.6 million, compared to a backlog of $517.0 million at December 31, 2004. We recognize backlog as revenue when we actually perform the services. We believe that the size and average duration of our contractual backlog will help ensure that our revenues will remain strong and predictable going forward. At December 31, 2004, $166.9 million of our backlog was contracted for receipt in the 12-month period ending December 31, 2005. This allowed us to enter 2005, like each of the years since our inception, with a substantial portion of our anticipated revenues already secured. Approximately $512.2 million, or 92%, of our backlog at March 31, 2005 related to non-cancelable agreements, and those that are cancelable are subject to significant early termination or cancellation fees payable to us.

        Our revenues are well-balanced and diversified across service applications and geographic markets, and therefore are less affected by volatility in demand within individual markets. For the three months ended March 31, 2005, we estimate that we derived 51% of our telecommunication revenues from data services, 34% from video services, 11% from Internet-related services and 4% from voice trunking services. For the same period, we estimate that we derived approximately 31% of our revenues from government services, including data and video services. For the same period, based on the billing addresses of our customers, we derived approximately 40% of our telecommunication revenues from North America, 19% from India, the Middle East and Africa, 20% from Europe, 12% from Latin America and 9% from Asia-Pacific. At March 31, 2005, we served 245 full-time and occasional use customers in more than 80 countries through approximately 431 contracts.

High-quality customer base

        With our worldwide reputation for the high reliability of our satellites, our engineering excellence and our customer responsiveness, we continue to improve the attractiveness of our overall customer base. Since our inception, we have continued to provide services to major telecommunications and broadcasting companies, such as British Telecommunications plc, Embratel and France Telecom. Our satellites are used by major broadcasters, as well as by Fortune 100 business users. We have also expanded our customer base to include other established companies, as well as newer entrants to the telecommunications marketplace, particularly in markets undergoing deregulation, and in regions where strong GDP growth is driving demand for new services or where ground-based infrastructure is underdeveloped.

        We have a longstanding and successful track record of serving several important constituencies in the satellite marketplace, such as video service providers, governmental and corporate entities and Internet service providers. We serve our end users directly in some cases, and through third-party resellers and service providers in others. Three of our satellites carry well-established, attractive neighborhoods of video services, which we believe increases our prospects for securing renewals from our existing video services customers and makes the remaining capacity on these satellites desirable to new customers. Similarly, we have a strong presence in the government services market and, for the three months ended March 31, 2005, derived approximately 31% of our revenues from these services. In the Internet-related services market, we are an established leader in developing and commercially deploying a range of services to meet the needs of corporate entities, Internet service providers and other users, particularly in the high growth regions of India, Africa, the Middle East and Asia. The quality of our customers, many of whom have been with us since our inception, has resulted in cumulative receivables write-offs from the inception of New Skies Satellites N.V., our predecessor, through March 31, 2005 of approximately $18.9 million as compared to revenues of close to $1.2 billion over the same time period.

Substantial capacity focused on high growth markets

        Communications satellites can be used to provide services anywhere within the geographic areas they cover with their signals. We have created a satellite system with substantial capacity focused on relatively higher-growth regions of India, Africa, the Middle East and Asia. These regions are characterized by strong economic growth and deregulation, which is stimulating demand from newly-authorized telecommunications carriers, DTH service providers, Internet service providers and others. Industry analysts project that the fastest growth in FSS markets will occur in our core expansion markets, including the Indian subcontinent, the Middle East and Africa, Central and Eastern Europe and Asia-Pacific. For example, according to Euroconsult 2004, worldwide unit demand for satellite transponders is projected to grow at an estimated compounded annual growth rate of 4% from 2004 to 2009, while over the same period unit demand for satellite transponders is projected to grow at a compounded annual growth rate of 10% in the Indian subcontinent, 7% in the Middle East and Africa and 4% in Asia-Pacific.

        Since our inception, we have substantially increased our revenues through the sale of available capacity. We increased our number of revenue-generating transponders from 94 in December 1998 to 194 at March 31, 2005. As of March 31, 2005, approximately 60% of our capacity was subject to customer contracts for current and future service obligations. With the addition of NSS-8 to our fleet, which we currently project will occur in mid-2006, we will further increase our available capacity by 28%. We believe that sales of our available capacity will make it possible for us to generate additional revenues going forward without significantly increasing our fixed costs, thereby improving our cash flow provided by operating activities and operating margins.

Well positioned for industry consolidation

        The FSS industry has been characterized in recent years by significant consolidation and ownership changes, including recent private equity investments in many of the sector's most significant companies.

Many analysts predict that further consolidation in the FSS industry will occur in the future, driven by, among other factors, overcapacity, the growing importance of global reach capabilities, economies of scale and synergy potential due to the high fixed cost nature of the business and the rotation of satellite industry ownership from governments and national post, telephone and telegraph carriers to financial sponsors. We believe our entrepreneurial management team, rights to expansion orbital locations, scale and scope place us in a strong position from which to capitalize upon strategic developments in the FSS industry.

Experienced, entrepreneurial management team

        Our senior management team collectively has more than 70 years of experience in the FSS industry. In the years since our creation, they have demonstrated their entrepreneurial orientation, ability to build a global business and deliver strong operational and financial performance, even in the face of difficult market conditions. They have capitalized on the breadth of their experience and on our unique history—which allowed us to begin operations with the strength of five satellites and a debt-free balance sheet, but without the constraints inherent in a legacy workforce or a government culture—to transform us from a new venture with only seven employees at the end of 1998 into the seventh largest commercial FSS operator at December 31, 2004, to increase our revenues by 55% over the same period and to expand our customer base.

Our Business Strategy

        Our goal is to be a commercially agile, technically excellent and profitable provider of global satellite services that meet our customers' requirements for the transmission of their data, video, Internet-related and voice services. We intend to accomplish our goal by taking disciplined steps to maximize our sales of satellite capacity; by providing cost-effective bundled services; by continually enhancing our operational efficiency; by optimizing our satellite deployment plan and orbital slot strategy; and, as and when appropriate, by engaging in value-enhancing strategic combinations. Our strategy includes the following initiatives:

Maximizing cash flow

        We are focused on disciplined capital expenditures, revenue growth and improving our operating margins in order to maximize cash flow available for dividend payments and to finance payments on our debt.

Emphasizing sales of "space-segment only" services

        We focus our sales and marketing efforts principally on selling services that involve solely the provision of satellite transponder capacity. Such "space-segment only" services are our core business, representing approximately 83% of our revenues for the three months ended March 31, 2005. Space segment-only services require no meaningful increase in operating expenses, as they require minimal incremental operational support and facilities. As a result, these services are our most profitable and yield strong operating margins and cash flow. Customers of our space-segment only services are more likely to enter into long-term contracts, often for large amounts of satellite capacity, and generally are well-established.

        Within the space-segment only market, we focus on services—particularly point-to-multipoint or broadcast services—where satellites have a competitive advantage over ground-based networks, as well as on regions where ground-based services that our satellites compete with in other more developed markets are unavailable and on customers who desire satellite services as a complement to ground-based services for back-up or other reasons.

Expanding our presence in core markets

        The target markets for the sale of space-segment only services are video distribution service providers, government users and telecommunications services providers. We target our sales resources, marketing efforts and technical support on each of these markets. We also have created a dedicated team of technical professionals who engage in value added consultative engineering services to assist our customers in designing and optimizing their networks. By educating current and prospective customers on techniques, applications and optimal ways of using space segment capacity to achieve their business objectives, we help create demand for satellite services and help strengthen customer relationships that, we believe, will lead these customers to choose us as their space segment provider. Our strategy for each of our core markets is as follows:

  Video distribution service providers

          We employ our knowledge of the marketplace, technical expertise and high-quality satellites to promote the use of our satellites to maintain and expand our existing video neighborhoods, to develop new video neighborhoods and to carry DTH services in new geographic markets. For example, NSS-6 was recently selected to transmit DTH services for Doordashan, India's national broadcaster, and Zee Television in India. We intend to further develop our position in the video services market by continuing to expand our presence in India and capitalizing on new opportunities in Asian markets. At the same time, we will continue to focus on protecting and expanding our existing video services business, including NSS-7's strong position in the African video distribution market and NSS-806's premier video neighborhood in Latin America.

  Government users

          Industry analysts estimate that government users spent over $750 million on satellite services in 2004, with the U.S. government accounting for approximately three-fourths of this spending. Governmental customers and the resellers that serve them are attractive customers due to their creditworthiness and the recurring nature of their business. We believe our satellites are particularly well-suited to serving the needs of government users for a variety of technical reasons, including their broad geographic coverage and reliability. In order to capitalize on the strengths of our satellites, to date we have employed a strategy for serving government users that capitalizes on the strengths of the resellers and system integrators who serve them. We have chosen to work with these entities, who combine our space segment services with ground-based services, to provide government users with an end-to-end service, rather than attempt to integrate vertically into the end-to-end government services market. This strategy allows us to cooperate rather than compete with long-term, attractive customers; provides us with a broad base of potential customers; promotes our ability to capture higher-margin space-segment only services; and is well-suited to our size and competitive strengths. Where appropriate, we also interact directly with governmental customers, and have established a dedicated government services sales unit.

  Telecommunications service providers and network integrators

          Because a significant amount of our capacity is focused on high growth regions including India, Africa, the Middle East and Asia, we are well-positioned to satisfy continuing demand from telecommunications services resellers, corporate network systems integrators, GSM operators and land/sea/air mobile VSAT service providers in these markets. We have dedicated and knowledgeable sales teams who specialize in each of these regions and work closely with our customer base to identify and secure new business opportunities.

Providing bundled services

        We also provide bundled services in order to derive incremental revenues, optimize fleet utilization and optimize our potential customer base. When we sell our bundled services, we combine our space-segment only services with ground-based services, allowing us to reach customers who lack the scale or technical expertise to operate their own networks. Our strategy for selling bundled services involves the use of sales teams with particular expertise in their geographic markets; periodic updates to our portfolio of service offerings to reflect changes in supply and demand patterns over time, such as the recent introduction of our IPsys Broadband and IPsys Bandwidth on Demand services; and careful product management to maintain the services' technical quality and financial profitability.

Disciplined satellite expansion strategy

        We have deployed a significant amount of our capacity in regions with high growth rates, including India, Africa, the Middle East and Asia. Satellite industry analysts project that together, these regions will achieve above-average growth rates in the future. We have one additional satellite under construction, NSS-8, and we do not plan to procure any other satellites until such time as we have a demonstrated need for the additional capacity and a sound business case for a particular satellite, or require a replacement satellite.

Entering into strategic transactions

        We intend to monitor developments as consolidation within the FSS industry continues to unfold, and may pursue acquisitions, joint ventures or other strategic transactions on an opportunistic basis to enhance our competitive profile, our financial performance and the value of our business.

Our Customers and Services

        We primarily earn our revenues by providing capacity for satellite communications and ground-based services to our customers for contracted periods varying from less than one year to 15 years. Our base of over 200 customers includes established telecommunications carriers, leading broadcasting and video companies, governmental entities and fast-growing smaller companies from around the globe.

        At March 31, 2005, we provided service under contract to 245 customers worldwide. Our ten largest customers (excluding the net impact of one-off payments received of approximately $1.7 million) represented approximately 43% of our total revenues of $58.2 million for the quarter ended March 31, 2005. For the quarter ended March 31, 2005, revenues from our largest customer, Intelsat and its affiliates (including the COMSAT group which it recently acquired), were $10.6 million, or 18% of our total revenues.

        For the years ended December 31, 2002, 2003 and 2004 and the three months ended March 31, 2005, we derived our telecommunication services revenues in the following geographic regions based on the billing addresses of our customers, shown in percentages:

	Year Ended December 31,			Three Months Ended March 31,
Region
	2002(1)	2003	2004	2005(2)
North America	37%	36%	35%	40%
Europe	24	22	21	20
India, Middle East and Africa	18	21	22	19
Latin America	13	13	13	12
Asia Pacific	8	8	9	9

Total	100%	100%	100%	100%

    (1)
    Certain amounts reported in 2002 have been reclassified between geographical regions to conform with our current year presentation.

    (2)
    Reflects revenues from Intelsat restoration services (shown within North America) and excludes the net impact of one-off payments received in the first quarter of approximately $1.7 million.

        Our customers use the services we provide for a variety of applications, including data services, such as corporate and governmental data networks; video services, including cable and broadcast television distribution and contribution services and DTH services; Internet-related services; and voice services. For the quarter ended March 31, 2005, we estimate that 51% of our telecommunications revenues were generated from data services, 34% from video services, 11% from Internet-related services and 4% from voice trunking services. Of our $557.6 million backlog at March 31, 2005, we estimate that data/voice services represented 43%, video services represented 47% and Internet-related services represented 10%. As of March 31, 2005, the average remaining duration of our backlog, based on a weighted average basis, was approximately five years. The average remaining duration of our contracts was approximately two years.

Data services

        Our satellites are used to create high-bandwidth private data networks for governments and businesses around the world. Many of these networks use relatively small antennas known as VSATs (very small aperture terminals) to connect geographically dispersed sites into a dedicated, interconnected communications network. Using such a network, individual locations can quickly, reliably and securely send and receive information directly to and from a central location. Our powerful satellites are well-suited for serving the growing demands of these networks, as higher power levels can improve the quality of a customer's service and can make it possible to transmit larger amounts of information and/or use smaller and less expensive ground station antennas.

        Over the past several years, data services have contributed a significant and growing portion of our revenues, increasing from 27% of total revenues in 2002 to 42% in 2004 and 51% for the quarter ended March 31, 2005. Based upon input from our customers and market information, we believe this increase reflects, in large part, growing demand by governmental entities for commercial data services. We estimate that we derived approximately 31% of our first quarter 2005 revenues from services to customers where the ultimate end user was a governmental entity. This reflects our best estimate, as we do not typically sell services directly to a number of governmental entities that use large amounts of commercial communications satellite capacity, including the U.S. government, and our customers generally are not required to inform us about the ultimate end user of the capacity we provide to them.

Video services

        We currently broadcast more than 400 channels of entertainment and news programming to cable networks, broadcast affiliates and consumers' homes around the world. From DTH transmissions in India and West Africa to full-time contribution feeds for broadcasters in Europe and the Middle East, we have the technological resources, global reach and commercial experience to enable our customers to deliver their programming to markets anywhere in the world. Our end users range from top media and entertainment companies to leading broadcasters and news agencies. Our video services can be grouped into two types:

  •
  Video distribution—We are a leading provider of satellite capacity for the distribution of international, regional and national television and cable programming to markets around the world, such as Latin America, India and Africa. Our satellites can be used to transmit video signals to ground-based cable and broadcasting systems and direct to the homes of multi-channel video subscribers. Three of our satellites carry attractive programming neighborhoods, making their capacity desirable to other entities transmitting similar content. Our NSS-806 satellite has one of the leading video neighborhoods in Latin America, carrying approximately 110 channels of video programming for distribution to approximately 13.5 million subscribers across the region. Our NSS-7 satellite offers a strong African video neighborhood and hosts four African DTH platforms carrying leading French-language channels, news channels, sports music and entertainment channels and a dedicated Arab language package. Recently, our NSS-6 satellite was selected to support the launch of DTH video services platforms for Doordashan, India's national broadcaster, and Zee Television in India; and

  •
  Video contribution—Broadcasters and news programmers who require a reliable transmission link use our satellites to transmit regular television contribution feeds as well as special events, such as the Olympics and fast-breaking news stories, back to their video production facilities. Depending upon their needs, broadcasters and news programmers can obtain our services on a full-time or an occasional use basis. We provide full-time contribution services to large customers around the world, including major broadcasters and carriers.

Internet-related services

        We offer telecommunications companies, service providers, network integrators, Internet service providers and other resellers high-speed connections directly to the Internet backbone. Our Internet-related service offerings, which we have branded IPsys, include one-way and two-way satellite-based links between an Internet service provider's points of presence or a customer's premises and the global Internet backbone, bypassing shared ground networks and the associated congestion points—as well as any terrestrial connectivity gaps—to deliver Internet content to even the most remote locations at high speeds. IPsys served over 100 customers in approximately 40 countries as of March 31, 2005. Our IPsys offering includes several distinct services:

  •
  IPsys Premier—Designed for entities seeking to augment existing network bandwidth to boost overall robustness and/or to extend point of presence networks to remote areas;

  •
  IPsys Direct—Provides Internet backbone access to customers needing reliable, high-speed and easily scalable added bandwidth; and

  •
  IPsys Burst—Best suited for rapidly growing entities who serve a developing subscriber base and wish to scale up their operations in response to changing user-demands.

        We also periodically introduce new services to reflect trends in the Internet-related services market. For example, in 2004, we introduced two new two-way satellite broadband services, IPsys Broadband and IPsys Bandwidth on Demand. These services make it possible for telecommunications companies, service providers, network integrators, Internet service providers and other resellers to establish high-quality, cost-effective broadband networks by allowing providers to use shared two-way "hubs," spreading the costs of these hubs across a larger base of users, and by allocating bandwidth on an "as needed" basis to different users. IPsys Bandwidth on Demand was commercially launched in July 2004 and we expect IPsys Broadband, which is currently in customer trials, to be commercially available by mid-2005.

Voice services

        We also provide satellite capacity for voice applications. Historically, we provided most of our voice services to major post, telephone and telegraph administrations, or PTTs. More recently, we have begun to market voice services to governmental users and to newly-authorized mobile telephone, local and long distance service providers in countries undergoing telephony deregulation or where there is a lack of ground-based infrastructure to support voice services.

Sales and Marketing

        We have significantly broadened and expanded our customer base since our creation in order to increase revenue opportunities while reducing the risks associated with selling to a limited number of customers. In addition to providing services to large telecommunications companies, we now also provide transponder capacity and other services directly to other broadcasters, Internet service providers, some governmental entities and commercial resellers, such as network system integrators, ground stations or capacity brokers, as well as to some of the larger customers further down the distribution chain.

        Our sales and marketing personnel are divided into five regions: (1) North America; (2) Latin America; (3) Europe; (4) Asia Pacific; and (5) India, the Middle East and Africa. As of March 31, 2005, we had approximately 68 employees who sold, marketed and provided direct sales support for our services worldwide.

        We manage our sales, marketing and billing activities from our headquarters in The Hague. We also have established regional sales or liaison offices in North America (Washington, D.C.), South America (Sao Paulo), Asia (Singapore and Hong Kong) and Australia (Sydney).

Contracts

        As of March 31, 2005, we had approximately 431 active contracts with our customers. Our contracts generally are denominated in U.S. dollars; are non-preemptible and non-cancelable during the term (or allow customers to cancel their commitments only under certain limited conditions and are subject to significant early termination or cancellation fees payable to us); and otherwise contain terms that are generally consistent with industry practice. Although the contracts can be terminated in the event of certain capacity malfunctions, we generally have a cure period to remedy the malfunction or provide alternate capacity.

Backlog

        We provide customers with satellite transponder capacity for contract periods varying from less than one year to 15 years. At March 31, 2005, we had a contractual backlog for future services of $557.6 million, with data and voice services representing 43%, video services representing 47% and Internet-related services representing 10%. Of our $557.6 million of backlog as of March 31, 2005, approximately $148.2 million related to services to be delivered in the remainder of 2005, $116.8 million in 2006, $83.6 million in 2007, $57.2 million in 2008, $42.3 million in 2009 and $109.5 million in 2010 and thereafter. Additionally, of our $557.6 million backlog, which we do not recognize as revenue until we actually perform the services, approximately $512.2 million, or 92%, related to obligations provided under non-cancelable agreements. The remaining backlog relates to preemptible capacity contracts that have cancellation options, subject to the payment of early termination fees by the customers. We cannot rule out the possibility we could face contract terminations arising in the normal course of business or as a result of other market forces.

        As of March 31, 2005, the average remaining duration of our backlog, based on a weighted average basis, was approximately five years. The average remaining duration of our contracts was approximately two years.

Our Satellites

        We currently operate and provide commercial service through a network of five communications satellites positioned in fixed (i.e., station-kept) geosynchronous orbits (NSS-5, NSS-6, NSS-7, NSS-703 and NSS-806). We have one additional satellite, NSS-8, currently under construction, and have also received authorizations from the Dutch government to use certain additional orbital locations for future satellites. During 2002 and 2003, we decommissioned two satellites, NSS-K in 2002 and NSS-513 in 2003, when each reached the end of its operational life.

        For 2004 and the three months ended March 31, 2005, we operated one of the most reliable satellite fleets in the industry, with a 99.9999% fleet-wide satellite availability rate. Our fleet-wide availability rate reflects the percent of time the transponders in our fleet that were configured to provide service were actually available to provide service. To determine this rate, we first calculate the percent of total transponder-hours during which we experienced an outage during a period—i.e., the number of hours the transponders in our fleet that were configured to provide service were unavailable due to an outage, divided by the total number of transponders in our fleet multiplied by the number of hours during the period. Our fleet-wide availability rate is 100% minus the percent of transponder-hours during which we experienced an outage.

        Our satellites are located approximately 22,300 miles (35,700 kilometers) above the earth. We operate all of our satellites in station-kept mode, which means that they maintain their geosynchronous position over the equator within tightly controlled limits (plus or minus .05°). Because of this control, most earth antennas within a satellite's beam can communicate continuously with the satellite without having to track it in orbit.

        Our newest satellites, NSS-6 and NSS-7, as well as our NSS-8 satellite, which is currently under construction, are designed to carry additional and more powerful transponders than the satellites that we inherited from our predecessor at the time of our creation, although to a limited extent our ability to use additional power and frequencies may be constrained by technical and regulatory factors including, for example, those agreed to in relevant coordination agreements. They were also designed to provide better connectivity and to allow for more operational flexibility than our inherited satellites.

In-orbit satellites

        NSS-5.    In 2002, following the launch of NSS-7 and the transition of services from NSS-5 to NSS-7, we relocated NSS-5 (formerly known as NSS-803) from 338.5° E.L. to its current orbital location at 183° E.L. to replace one of our inherited satellites, NSS-513, which was in inclined orbit at the time. NSS-5 was brought into commercial use in its new location in January 2003.

        NSS-5 provides service via 55 36-MHz-equivalent C-band transponders and 12 36-MHz-equivalent Ku-band transponders. It is our principal connectivity satellite for the Pacific Ocean region and provides coverage of certain areas in North America, Asia and Australia. NSS-5 is one of the few satellites that can connect North America with all major destinations in the Pacific Rim. Access to the satellite from the West Coast of the United States, Canada and Mexico can be achieved at C-band frequencies on global, hemispheric or zone beams. The satellite has two steerable Ku-band spot beams, one of which currently is over New Zealand, and the second of which is currently over Australia. The western zone beam of NSS-5 covers major destinations such as China, Hong Kong and Singapore. Hemispheric coverage extends from the north of China to Australia and New Zealand.

        One of two duplicate power subsystem units on NSS-5—a low-voltage bus converter—stopped operating in 1998. The manufacturer of the satellite has informed us that the duplicate unit that is currently not operational has a high probability of automatically restarting if the unit that is currently operating fails. If this did not occur, the satellite might prematurely cease to operate, although we believe that there is only a low risk that the currently operating unit will fail and that the other unit will not restart.

        NSS-5 is a Lockheed Martin Series 7000 satellite. Two other LM Series 7000 satellites have suffered in-orbit power subsystem failures that are similar to one another, which resulted in the immediate total losses of the satellites in question. Lockheed Martin has informed us that it recently completed its investigation of these failures and has identified the failure mechanism and root causes for the failures. NSS-5 differs from the failed satellites with regard to the failed component and we do not believe that the failures indicate a potential risk of failure on NSS-5.

        In addition, in January 2005 another LM Series 7000 satellite experienced an electrical power system anomaly that caused the immediate total loss of the spacecraft. Lockheed Martin is currently investigating the root cause of the anomaly. We will not be able to determine whether NSS-5 is at risk of suffering a similar anomaly until Lockheed Martin completes its investigation.

        NSS-6.    NSS-6 was launched successfully in December 2002 to the 95° E.L. orbital position, over the Asia-Pacific region, and was placed into service in early 2003.

        NSS-6 is equipped with 60 36-MHz-equivalent Ku-band transponders. From its orbital slot at 95° E.L., NSS-6's six high power Ku-band beams provide coverage of the Indian subcontinent, China, the Middle East, Eastern Europe, the Central Asian republics, Southern Africa, Australia, Southeast Asia and Northeast Asia. Additionally, NSS-6 has 12 uplink spot beams in the Ka-band, ten of which can be operated simultaneously, fixed on the strategic markets of Hong Kong, Shanghai, Beijing/Tianjin, Wuhan, Taiwan, Seoul, Tokyo/Osaka, Mumbai, Bangalore/Chennai, Delhi, Sydney and Melbourne. Each of the Ka-band uplinks can be used in lieu of one Ku-band uplink.

        NSS-6 has significantly greater Ku-band capacity and power than any of our current satellites. The design of NSS-6 permits extensive transponder switching among beams, allowing us to reassign capacity among geographic regions in response to market demand. Moreover, NSS-6 has a broad coverage area and a high degree of intra-satellite interconnectivity, which will make it possible, depending on the relevant transmission, for a customer to uplink a signal from one region and downlink that signal to multiple regions using a different transponder for each downlink region.

        NSS-6 is designed to serve a wide range of customers, including broadcasters, telecommunications carriers, DTH service providers, Internet service providers, corporations and other enterprise customers. Its versatile Ku-band and Ka-beams can also be interconnected ("cross-strapped"), offering enhanced connectivity throughout its service area.

        Certain components on NSS-6 have failed, which will prevent us from receiving certain battery telemetry. This will make it more operationally difficult to recondition the satellite's batteries later in its life, should this procedure be necessary. NSS-6's manufacturer has informed us that, in its opinion, we will never need to recondition NSS-6's batteries.

        In addition, NSS-6 has experienced intermittent operation on certain solar array circuits, resulting in a reduction of available power. NSS-6 is expected to maintain sufficient power to support all of its capacity through its end-of-life. There is some risk that additional circuits, which have exhibited intermittent behavior in the past, may become non-operational in the future. If this occurs, there may be a reduction in the amount of capacity on NSS-6 that is effectively available for lease.

        In April 2005, a Lockheed Martin A2100 satellite suffered a solar array anomaly that resulted in the loss of approximately 50% of the spacecraft's available power. Lockheed Martin is currently investigating the root cause of the anomaly. We will not be able to determine whether NSS-6 is at risk of suffering a similar anomaly until Lockheed Martin completes its investigation.

        NSS-7.    NSS-7 was launched in April 2002 and entered commercial service in May 2002. It is the first satellite that we designed, constructed and launched entirely during the course of our operations as an independent company.

        We deployed NSS-7 to 338.5° E.L. over the Atlantic Ocean region to replace the NSS-K and NSS-5 satellites. Following the transition of customer traffic from NSS-K and NSS-5, we relocated NSS-7 by one-half degree to 338° E.L., its current location, in order to comply with a directive of The Netherlands government to meet international frequency coordination requirements. We decommissioned NSS-K after we completed the transition of traffic.

        NSS-7 has greater combined capabilities than the two satellites that it replaced, including higher power, enhanced geographic coverage, and a larger number of transponders. NSS-7 was built by Lockheed Martin and has a 12-year design life. It has 49 36-MHz-equivalent C-band and 48 36-MHz-equivalent Ku-band transponders. It offers the ability to transmit or receive a large number of C-band and Ku-band signals simultaneously, with a high level of interconnectivity between different beam coverages on a transponder-by-transponder basis. NSS-7 is specifically designed, by means of on-board switching, to facilitate asymmetric traffic between coverage areas. Its capabilities, including in particular its higher power, will allow many customers to use smaller antennas.

        NSS-7 supports a variety of services, including video distribution and contribution, Internet-related services, private telecommunications networks used by businesses and fixed services such as telephone and data transmission. In addition, capacity can be flexibly assigned to 11 high-powered coverage beams, blanketing the Americas, Europe, the Middle East and Africa.

        Certain components on NSS-7 have failed, which will prevent us from receiving certain battery telemetry. This will make it more operationally difficult to recondition the satellite's batteries later in its life, should this procedure be necessary. NSS-7's manufacturer has informed us that, in its opinion, we will never need to recondition NSS-7's batteries.

        In April 2005, a Lockheed Martin A2100 satellite suffered a solar array anomaly that resulted in the loss of approximately 50% of the spacecraft's available power. Lockheed Martin is currently investigating the root cause of the anomaly. We will not be able to determine whether NSS-7 is at risk of suffering a similar anomaly until Lockheed Martin completes its investigation.

        NSS-703.    NSS-703, located at 57° E.L., provides a wide range of services, as the television and telecommunications needs of the multiple regions it serves are diverse. Television broadcasters, post, telephone and telegraph authorities and communications service providers are the primary users of this satellite. NSS-703 is used for telephone services in Asia Minor, cable television distribution in India and for television distribution and contribution throughout the Asia Pacific region.

        NSS-703 provides service via 38 36-MHz-equivalent C-band transponders and 20 36-MHz-equivalent Ku-band transponders. Its C-band hemispheric beams cover two major regions. The first is Africa. The second is the triangle from the Middle East to Japan to Australia. Within this region, NSS-703 offers complete India and China coverage. These hemispheric beams are supported by four zone beams, which are optimized to provide service to sub-regions of northeast Asia, Southeast Asia and Australia, southern Africa and from northern and western Africa to the Mediterranean Sea. We have currently deployed the satellite's three fully steerable Ku-band spot beams to service Europe and the Middle East, central Asia and India. We are planning to replace NSS-703 with NSS-8 following NSS-8's becoming available to enter commercial service, which is currently projected to occur in mid-2006. Following replacement of NSS-703 by NSS-8, we are currently planning to re-deploy NSS-703 to another orbital location. See "—Planned Satellites."

        NSS-703 is a Space Systems/LORAL FS 1300 satellite. In December 2004, another FS 1300 series satellite suffered an in-orbit power subsystem anomaly. While the cause and effect of the anomaly are still under investigation, it appears that the anomaly will significantly reduce the affected satellite's total usable capacity. Based upon currently available information, we believe that NSS-703 differs from the satellite that suffered the anomaly with regard to the affected subsystem and, for this reason, we do not believe that the anomaly indicates a risk of an anomaly on NSS-703.

        NSS-806.    NSS-806, located at 319.5° E.L., provides C-band and Ku-band coverage of the Americas and Europe. It transmits a neighborhood of 110 cable television channels to Latin America, including video channels from Argentina, Brazil, Venezuela, Colombia, Peru, Bolivia and the United States, as well as other regional services and international channels. The high quality of NSS-806's video neighborhood makes it attractive to video programmers within Latin America, who seek to distribute Spanish language programming within the region, as well as to video programmers outside of Latin America, who seek to reach viewers in Latin America. According to a recent report by an independent consultant, NSS-806 delivers programming to an estimated 13.5 million homes across Latin America and the Caribbean.

        NSS-806 has 36 36-MHz-equivalent C-band transponders and six 36-MHz-equivalent Ku-band transponders. It contains a single high-powered beam that provides simultaneous coverage of the Spanish- and Portuguese-speaking regions of both the Americas and Europe. In addition to providing coverage of the Latin American markets, it reaches the Iberian Peninsula, the Canary Islands, Western Europe and much of Eastern Europe via a high-power hemispheric beam. This facilitates the distribution of programming from both Latin American content providers and North American and European content providers to Latin American cable networks. The satellite also features a Ku-band spot beam covering Mercosur (i.e., Argentina, Brazil, Paraguay, Uruguay and Chile) with high-powered coverage over urban areas. This capacity is well suited for use by corporate network communications. The high power of NSS-806's signals helps to ensure that its signals can be delivered to small antennas.

        NSS-806 is a Lockheed Martin Series 7000 satellite. Two other LM Series 7000 satellites have suffered in-orbit power subsystem failures that are similar to one another, which resulted in the immediate total losses of the satellites in question. Lockheed Martin has informed us that it recently completed its investigation of these failures and has identified the failure mechanism and root causes for the failures. NSS-806 differs from the failed satellites with regard to the failed component and, for this reason, we do not believe that the failures indicate a risk of failure on NSS-806.

        In addition, in January 2005, another LM Series 7000 satellite experienced an electrical power system anomaly that caused the immediate total loss of the spacecraft. Lockheed Martin is currently investigating the root cause of the anomaly. We will not be able to determine whether NSS-806 is at risk of suffering a similar anomaly until Lockheed Martin completes its investigation.

Planned satellites

        NSS-8.    In March 2001, we entered into a construction and launch contract for our NSS-8 spacecraft with Boeing, formerly Hughes Space and Communications. In early 2003, we decided to re-purpose NSS-8 for deployment to the 57° E.L. orbital slot as a replacement satellite for our NSS-703 satellite, currently located in that slot. By doing so, we will provide expansion capacity at our established orbital location in the Indian Ocean region and satisfy our near-term satellite replacement requirements, which would make it possible for us to defer any further procurements of replacement satellites until late in this decade. NSS-8 is currently projected to be available to enter commercial service in mid-2006.

        NSS-8 will carry 56 36-MHz-equivalent C-band and 36 36-MHz-equivalent high-power Ku-band transponders, making it one of the largest and highest power satellites with coverage of Europe, the Middle East, India, Africa and Asia. As part of our contract with Boeing, they are required to deliver the spacecraft to us in orbit. Currently, the contract calls for the manufacturer to use a Sea Launch Zenit vehicle to launch the satellite. Ten of the last 11 Sea Launch flights were successes—i.e., they delivered the payload to the specified target orbit with very high accuracy and with all performance and interface parameters within specifications.

        We believe NSS-8 will contribute to our long-term growth by placing our newest, largest and most powerful satellite at an established orbital location in the Indian Ocean region. We believe that this, in turn, will place us in a strong position to meet the current and future needs of our many customers throughout India, Africa, the Middle East and Asia as well as capitalize on the region's strong projected growth and will allow us to relocate one of our existing satellites to a new orbital location.

Overview of satellite fleet

        The table below summarizes selected data relating to our five operational satellites and the NSS-8 satellite, which is currently under construction:

Satellite	NSS-806	NSS-7	NSS-703	NSS-6	NSS-5	NSS-8 (under construction)
Number of transponders(1)
—C-band	36	49	42(2)	0	61(2)	56
—Ku-band	6	48	24(2)	60(3)	12	36
—Ka-band	0	0	0	12(3)	0	0
Maximum signal strength at receiving antenna (decibel-watts)(4):
—C-band	36 to 37.2	38 to 40	26 to 36	N/A	29 to 36	38 to 43
—Ku-band	42 to 49	46 to 49	44.5 to 47	44 to 52	44 to 47	48 to 52
Power output (kilowatts)(5)
—At beginning of life	7.1	12.7	4.9	13.6	6.2	16.0 (est.)
—At end of orbital design life	5.4	10.7	4.0	12.0	4.8	13.8 (est.)
Satellite manufacturer	Lockheed Martin	Lockheed Martin	Space Systems/ LORAL	Lockheed Martin	Lockheed Martin	Boeing Satellite Systems
Launch date	February 1998	April 2002	October 1994	December 2002	September 1997	mid-2006 (est.)
Orbital design life, end(6)	March 2008	April 2014	August 2005	February 2015	September 2007	12 years after delivery in orbit
Anticipated commercially operable end of life(7)	Second quarter 2016	Third quarter 2015	Second quarter 2009	Second quarter 2019	Second quarter 2015	16 years after delivery in orbit (est.)
Orbital position	319.5° East	338° East	57° East	95° East	183° East	57° East (planned)
Geographic coverage
—C-band	Europe, Americas	Europe, Africa, Americas, Middle East	Europe, Asia, Australia, Africa	N/A	Asia, Australia, North America	Africa, Asia, Australia, Europe, Middle East
—Ku-band	Argentina, Brazil	Europe, Africa, Americas, Middle East	Europe, Central Asia, Middle East(8)	Asia, Australia, Middle East	New Zealand, Australia(8)	Europe Asia, Australia, Africa, Middle East

(1)
Satellite transponders receive signals from uplink ground stations, then convert, amplify and transmit the signals to downlink ground stations. This table states the transponder capacity of our satellites in terms of the number of 36 MHz equivalents of capacity they can handle. Actual transponders range in size. For example, there are 36 MHz, 54 MHz, 72 MHz and 112 MHz transponders.

(2)
For technical reasons, we sometimes configure a satellite so that certain transponders are not operational. For example, in order to optimize NSS-5's overall performance we are operating it in a manner that effectively reduces the number of operational C-band transponders to 55 and we are operating NSS-703 in a manner that effectively reduces the number of operational C-band transponders to 38 and Ku-band transponders to 20.

(3)
NSS-6 has 60 transponders, all of which operate in the Ku-band for downlink (i.e., satellite-to-customer) transmissions and can operate in the Ku-band for uplink (i.e., customer-to-satellite) transmissions. The satellite also contains 12 Ka-band uplink transponders, up to 10 of which can be activated at any given time. If activated, a Ka-band uplink operates in lieu of one Ku-band uplink.

(4)
Measures the transmission power of a transponder based on the strength of the signal received by a ground station antenna in decibel-watts. Holding all other things equal, higher power levels improve the quality of a customer's service and can make it possible to transmit larger amounts of information and/or use smaller and less expensive ground station antennas.

(5)
Power available, as required under the terms of the satellite construction contract.

(6)
The manufacturer determines a satellite's in-orbit design life. The manufacturer contractually commits that the satellite will be able to maintain its contractually specified performance throughout this period.

(7)
We estimate anticipated commercially operable life (or maneuver life) based on a number of factors, and we update these estimates periodically based on each satellite's actual in-orbit performance. The most important factor is the length of time during which a satellite's on-board propellant is projected to permit maneuvers to keep the satellite in geosynchronous orbit. Under appropriate circumstances, we would also consider other factors, including remaining on-board redundant systems and expected performance of satellite components.

(8)
The Ku-band capacity on NSS-703 and NSS-5 is provided over steerable zone beams. The table above shows the geographic areas currently covered by these beams. In the future, it is possible that we may re-point these beams to serve different geographic areas within the satellite's general geographic coverage area.

        We do not currently operate any of our satellites as back-up or spare capacity. We have, however, entered into a contractual arrangement under which we may be able to procure back-up capacity from another satellite operator, on agreed terms, if we suffer a satellite failure. In addition, the launch of NSS-8 will give us additional flexibility to re-deploy our satellite fleet to restore service to our customers in the event of a satellite failure.

Additional future satellites

        We anticipate that we may launch additional satellites in the future, both to replace our existing satellites as they near their end of life and, depending upon market conditions, to expand our scale and scope by expanding the size of our in-orbit fleet.

        We regularly study the demand for satellite services in various regions and for different applications in order to keep abreast of opportunities. While we are committed to a strategy of maximizing cash flow, we intend to invest capital expenditures to replace our existing satellite fleet and may enter into procurement contracts for new satellites if we can establish a sound business case for an expansion of our fleet. There are a finite number of orbital slots available to FSS operators, and most of these slots are either already in use or have been filed for under the relevant international processes. Our ability to access new orbital locations and launch new satellites is subject to various governmental approvals, coordination issues and other regulatory risks. See "—Government Regulation."

        We may also choose to enter into arrangements with other satellite providers to use existing orbital and satellite resources at a single orbital location to expand the respective commercial service offerings of both operators. We believe such arrangements may make productive use of our orbital locations without making additional capital expenditures or incurring significant incremental expenses. Such arrangements are subject to applicable law and regulation, which may limit their scope or application.

Satellite Operations and Related Facilities

        We perform tracking, telemetry and control ("TT&C") functions for all of our satellites from our primary Satellite Operations Center located in The Hague.

        TT&C functions involve: (1) tracking and controlling our satellites to maintain their designated geostationary orbital position and to identify and avoid any potential close proximity to other in-orbit objects; (2) receiving information about the operational status of our satellites via the transmission of data; and (3) relaying operating instructions to our satellites, including regular maintenance activities and, in the event of component faults, diagnostic tests and initiation of redundant subsystems.

        Our satellite operations center is supported by additional sites around the globe that we own or lease, and which allow us to communicate with our satellites. Each of our satellites can communicate with at least two of these remote TT&C facilities to ensure that flight command instructions and return performance data can be sent reliably between the satellite operations center and the satellite on a redundant basis.

        In addition, we perform all of our payload management and carrier monitoring services with respect to all of our satellites from our own payload operations center located in The Hague. These functions include: (1) monitoring the appropriate frequencies and power settings for each signal being transmitted by the satellite in order to preclude interference with other customers or third parties; (2) monitoring the quality of signals being transmitted by the satellite; and (3) verifying that the customer traffic on our satellites is being transmitted in accordance with contractual obligations and our operating procedures. Most of the data provided to our payload operations center regarding the traffic carried over our satellites is collected by a network of carrier service monitoring sites that we own or lease worldwide, which measure the usage of the transponders and quality of service on our satellites.

        Our TT&C and payload management and carrier monitoring functions are supported by an auxiliary satellite operations center and auxiliary payload operations center located at a separate facility in Belgium. These centers are fully redundant, routinely tested and operate on a stand-by basis to provide an immediately usable emergency back-up to our primary operations centers at our headquarters.

Network Operations Facilities

        We currently own and operate ground-based facilities in the United States and Australia. Our mediaport in the United States, which is located near Washington, D.C., provides uplink and downlink services to our NSS-7 and NSS-806 satellites. We also have installed equipment at this mediaport and leased fiber optic cable capacity that enables us to transmit signals between our satellites, on the one hand, and the U.S. Internet backbone, the public telephone network, private telecommunications networks and video "drop off" locations used by businesses, on the other hand. We have two teleports in Australia, in Perth and Adelaide. Our Australian teleports can access NSS-5 and NSS-6 and provide a variety of satellite networking, video and Internet-related services over NSS-5 and NSS-6 and over third-party satellites to business and government users.

        We also enter into agreements with third parties to provide the teleport facilities and services that we require in locations around the globe where we do not have our own terrestrial facilities. As with our teleports, these facilities can provide our customers with a range of video, voice, data and IP services. We currently have agreements with teleports in Los Angeles, the State of Washington, London, Hong Kong, Israel, Singapore and Cyprus. We regularly evaluate opportunities to enter into agreements with teleport operators in strategic locations with facilities that can access our satellites and facilitate our customers' use of our services.

        To support IPsys and our other bundled services, we have installed at our Washington Mediaport and at one or more third-party teleports high-bandwidth digital video broadcast platforms, as well as equipment that permits the provision of video-based bundled services such as the compressed multi-carrier-per-channel transmission of video networks. We have developed platform facilities to serve customers in India, Asia, the Middle East, Southeast Asia, Africa, the Pacific Rim and Latin America.

Satellite Operations Risk Management

Launch insurance

        We obtained launch insurance for our NSS-7 and NSS-6 satellites, which were launched in 2002. Launch insurance policies typically cover claims arising from events that take place during launch and subsequent in-orbit testing. Launch insurance policy coverages include:

  •
  loss of a satellite during launch;

  •
  the failure of a satellite to obtain proper orbit; and

  •
  the failure of a satellite to perform in accordance with design specifications during the policy period.

        The terms of launch insurance policies generally provide for payment of the full insured amount if 75% or more of a satellite's communications capacity or life is lost within the period, and, partial payment for losses of less than 75% of the satellite's communications capacity within this period. Launch insurance policies include standard commercial launch insurance provisions and customary exclusions in launch policies. Special exclusions may be added in light of the performance of a particular type of satellite or launch vehicle.

        Going forward, we intend to employ appropriate strategies for mitigating our risk from a total or partial satellite failure for our future satellites, taking into consideration the cost effectiveness and scope of the coverage and other business considerations. These arrangements may include, for example, traditional insurance, in-orbit sparing, re-launch guarantees and other contractual arrangements. Because our NSS-8 payments will depend on such satellite's successful in-orbit performance, we do not intend to procure traditional third-party insurance for NSS-8. In addition, our recent modification of the NSS-8 agreement with Boeing restricts our ability to procure traditional third-party insurance for NSS-8 in certain circumstances.

In-orbit insurance

        Our in-orbit insurance policies cover claims that relate to events that take place after the expiration of the relevant launch insurance policy. This coverage includes the failure of a satellite to continue performing in accordance with design specifications. Our in-orbit policies include customary commercial satellite insurance exclusions and/or deductibles and material change limitations, including exclusions on coverage for damage arising from acts of war, lasers, and other similar potential risks and exclusions for certain health-related problems affecting our satellites that were known at the time the policy was written. Most of the exclusions in our existing policies affect individual units and systems whose loss in the event of a future anomaly would not materially affect our revenues or general financial condition. The low voltage bus converter on NSS-5 is presently subject to an exclusion. See "—Our Satellites—In-orbit satellites—NSS-5."

        We currently seek to obtain in-orbit insurance with respect to our satellites in an amount approximately equal to the unamortized construction, launch and insurance costs for each of them. We have obtained in-orbit insurance for all of our in-orbit satellites.

        The amount of in-orbit insurance in force with respect to each of our satellites will generally decrease over time, typically based on its declining book value. Typically, in-orbit insurance is renewed annually.

        As is common in the industry, we have not insured against business interruption, lost revenues or delay of revenues in the event of a total or partial loss of the communications capacity or life of a satellite. In insuring against partial losses, we have not insured against all possible partial failures but, rather, only against partial failures that we anticipate would meaningfully affect the revenue-producing capability of the satellite in question.

        We will continue to periodically reassess our insurance strategy, and it is possible that in light of rising insurance rates, the scope of insurance exclusions, the limitations of insurance coverages and other factors we may decide to employ other strategies for mitigating our risk from a total or partial satellite failure where we believe those other strategies provide equivalent coverage on a more cost effective basis, provide better coverage (e.g., by helping to protect our future revenues in the event of a satellite failure) or for other business reasons. Because our NSS-8 payments will depend on such satellite's successful in-orbit performance, we do not intend to procure traditional third-party insurance for NSS-8. In addition, our recent modification of the NSS-8 agreement with Boeing restricts our ability to procure traditional third-party insurance for NSS-8 in certain circumstances.

Employees

        At March 31, 2005, we had 219 employees. We believe that our relations with our employees are good. By operation of law, all existing employees of Seller whose employment contracts are governed by the laws of The Netherlands have entered our employment under identical employment and pension terms and conditions. See "The Transactions—Employee Arrangements" and "Management—Employment Matters and Agreements."

        In 2004, New Skies Satellites B.V. established a "Works Council" in accordance with the Dutch Works Councils Act (Wet op de ondernemingsraden), pursuant to which an employer of at least 50 persons must form a Works Council. A Works Council is a group of employees, elected by their peers, who liaise with company management on certain business, employment and employee benefit matters. New Skies Satellites B.V.'s Works Council includes seven of its Netherlands-based employees. New Skies Satellites B.V. must seek the Works Council's advice or consent on certain business matters that affect the company or its Netherlands-based employees and must consider the Works Council's views before concluding any such matters. Such business matters include: (1) a transfer of control of the undertaking or any division thereof; (2) a significant change in the organization of the undertaking or in the division of powers within the undertaking; (3) the taking up of a significant credit on behalf of the undertaking (including any future intercompany loans); or (4) the granting of a significant credit (such as any upstream loans entered into as part of the cash distribution policy of New Skies Satellites B.V.). If the Works Council does not support the distribution of cash or the taking up or granting of credit by New Skies Satellites B.V., this could adversely impact the Issuer's ability to pay dividends on its common stock.

        In connection with the Transactions, the interim Works Council, which was established by us prior to the Transactions, rendered positive advice regarding the transaction agreement. We are required to maintain a Works Council and respect its rights under the Works Councils Act.

Property

        We established our global headquarters in The Hague in 1998. We own our headquarters buildings. Our headquarters facilities house our satellite operations center, payload operations center, operating and engineering staff and our sales, marketing and other administrative personnel.

        We currently own and operate teleports in Bristow, Virginia, United States (the Washington Mediaport), Perth, Western Australia and Adelaide, South Australia.

        We lease office space, either directly or through a local operating subsidiary, for regional sales or liaison offices in North America (Washington, D.C.), South America (Sao Paulo), Asia (Singapore) and Australia (Sydney).

        See also "—Satellite Operations and Related Facilities" and "—Network Operations Facilities."

Legal Proceedings

        We are often engaged in proceedings before national telecommunications regulatory authorities. See "—Government Regulation." In addition, we also may become involved from time to time in other legal proceedings arising in the normal course of our business.

Environmental Matters

        We are subject to various laws and regulations relating to the protection of the environment and human health and safety (including those governing the management, storage and disposal of hazardous materials). Some of our operations require continuous power supply, and, as a result, current and past operations at our teleport and other technical facilities include fuel storage and batteries for back-up generators. As an owner or operator of property and in connection with current and historical operations at some of our sites, we could incur significant costs, including cleanup costs, fines, sanctions and third-party claims, as a result of violations of or liabilities under environmental laws and regulations.

Competition

        We are one of four global satellite operators. We compete against other global, regional and national satellite operators and, to a lesser extent, with suppliers of ground-based communications capacity. We believe that we combine the technical and financial strength of an experienced operator with the agility and resourcefulness of an entrepreneurial company to provide commercially attractive, high quality services to our customers.

        The other three global satellite operators are Intelsat, Ltd., PanAmSat and SES Global. We also compete with a number of nationally or regionally focused satellite operators in each region of the world, such as Eutelsat, some of which are larger than us. Several of our many competitors whose operations are principally regional may expand their operations through acquisitions and alliances in an effort to become global operators or may be acquired by another regional or global operator.

        All of the other global satellite operators, as well as Eutelsat, are substantially larger than we are in terms of both the number of satellites they have in orbit as well as in terms of their revenues. Due to their larger sizes, these operators are able to take advantage of greater economies of scale, may be more attractive to customers, and can (depending on the specific satellite and orbital location in question) have greater flexibility to restore service to their customers in the event of a partial or total satellite failure. In addition, their larger sizes can enable them to devote more resources, both human and financial, to sales, operations, product development, and strategic alliances and acquisitions.

        Providers of ground-based services, in particular fiber optic cable operators, may provide an alternative to satellite capacity, principally on point-to-point long-distance routes, especially transoceanic routes. The growth in this capacity, particularly across the Atlantic and Pacific Oceans, and the reduction in prices of that capacity have led some services between major city hubs, including most voice and data traffic and some video traffic, to migrate from satellite to fiber optic capacity. However, satellites are expected to remain competitive for signals that need to be transmitted beyond the main termination points of the fiber optic cables. Satellite capacity is also competitive in parts of the world where providing fiber optic cable capacity is not yet cost-effective. Satellites also remain the medium of choice for broadcast and multicast or point-to-multipoint applications.

Satellite operators

        We compete primarily against the three other global FSS operators—Intelsat, Ltd., PanAmSat and SES Global—and one regional operator, Eutelsat.

        Intelsat, Ltd. Intelsat, Ltd. is the successor of INTELSAT. Until 2002, INTELSAT was an intergovernmental organization, owned by governments, national post, telephone and telegraph carriers and quasi-governmental entities. For much of its history, INTELSAT had a monopoly on the transmission of all satellite-based telephone traffic over many international routes. As a result of its history, Intelsat, Ltd.'s business today includes a large amount of traditional telephone and other carrier-based services. In 2003, Intelsat, Ltd. agreed to purchase the U.S. domestic satellite assets of Loral Space and Communications. This sale was concluded in March 2004. Intelsat, Ltd. operates 27 satellites, including those purchased from Loral. In August 2004, Intelsat, Ltd. and Zeus Holdings, a company formed by a consortium of private investment funds advised by Apax Partners, Apollo Management, Madison Dearborn and Permira, entered into an agreement to acquire Intelsat, Ltd. This transaction closed in January 2005.

        PanAmSat. PanAmSat began in the 1980s by focusing on video services in Latin America, and in 1997 merged with a U.S. domestic carrier, Hughes Galaxy. Today, the North and South American video broadcasting markets constitute the core of PanAmSat's business, with approximately half of its satellites focused on this region. The company has also built a strong presence in the Asian and African video broadcasting markets. PanAmSat currently has a fleet of 24 satellites in orbit, including four in-orbit backups. In April and May 2004, affiliates of Kohlberg Kravis Roberts & Co. L.P., The Carlyle Group and Providence Equity Partners, Inc. agreed to enter into a series of transactions to acquire PanAmSat. These transactions were concluded in August 2004.

        SES Global. SES Global was created in 2001 through the merger of two regional operators, GE Americom and SES Astra. The company operates 24 satellites of its own and another 14 through joint ventures and partnerships. We do not compete against SES Global's core DTH consumer video services in Europe or in its cable distribution business in the United States.

        Eutelsat. Eutelsat S.A. is the privatized entity of a former intergovernmental satellite operator. Eutelsat's core business is the provision of video distribution services to the European market, although in recent years it has been expanding its operations to include new markets. Eutelsat operates 20 satellites of its own and another three through joint ventures and partnerships.

        Regional and domestic providers. We compete against a number of additional entities, which operate regional satellite systems. These entities include, among others:

  •
  Arabsat in the Middle East;

  •
  Europe*Star in Europe, Africa, the Middle East and on trans-Atlantic routes;

  •
  Measat, AsiaSat, APT Satellite and Shin Satellite in Asia; and

  •
  SatMex, Star One and Nahuelsat in Latin America.

        These entities are active in regions in which we provide facilities and services. A number of other countries have domestic satellite systems that we also compete against to some extent, although most of our business is international in scope.

Proposed satellite systems

        Other companies have announced plans to operate regional or transoceanic satellite systems. The international satellite communications industry, however, imposes significant barriers to entry. The construction and launch of a satellite comparable to our newest satellites usually takes approximately two or more years and costs approximately $250 million to $300 million. In addition, there are a limited number of orbital positions and frequencies that can be coordinated for use through the International Telecommunication Union. The operation of an international satellite communications system also requires approvals from particular national telecommunications authorities. While the trend around the world has been to liberalize these regulatory requirements, at present obtaining the necessary authorizations involves significant time, expense and expertise.

Resellers

        We also compete against service providers that offer business communications and other satellite-based services reselling satellite capacity provided by other operators. Certain service providers also use leased satellite capacity to provide limited services to broadcasters, primarily for ad hoc applications. We also compete in some ways with local post, telephone and telegraph agencies that provide local connection services over the "last mile" between transmissions from major service providers to end user customers.

Fiber optic cables

        The primary use of high-capacity ground-based networks, including in particular fiber optic cables, is carrying high-volume communications traffic from point to point. Satellite companies generally are able to address this market only in regions where fiber optic cables or other high-bandwidth ground-based networks have not been deployed. Based on current trends, we expect transcontinental fiber optic cables will carry audio and video signals, IP and other data traffic, although recent business difficulties among fiber optic cable operators may affect fiber build-out plans. Fiber optic cables are not, however, well suited for point-to-multipoint broadcast applications, which we believe will increasingly develop with the introduction of Internet applications, such as multicasting, streaming and caching. Fiber optic cables are not readily usable for the transmission of ad hoc events occurring at locations that are remote from a fiber optic connection. Those sorts of events require the use of short-term satellite capacity and transportable uplink ground stations.

Government Regulation

        The international communications environment is highly regulated. As an operator of a private international satellite system based in The Netherlands, we are subject to three basic types of regulation.

        First, we are subject to the regulatory authority of the government of The Netherlands, from which we receive the rights to use the orbital locations and radio frequencies used by our satellites.

        Second, we are subject to the national communications authorities of the countries in which we operate. In order to provide services to, from or within a country, we must comply with that country's "market access" rules. This has required us, in some instances, to obtain governmental permissions to provide transponder capacity and other services to customers in those countries. We believe we have benefited from the pro-competitive trends informing national regulatory policies. Under the Agreement on Basic Telecommunications Services, for example, a number of countries that are members of the World Trade Organization committed to open their markets to satellite operators established in other member countries. Despite these trends, however, we will need to continue devoting time and resources to our market access efforts, and will have to continue to comply with laws and regulations, including amended laws and regulations, in the countries in which we provide service.

        Finally, we are subject to regulations promulgated by the ITU. There are a limited number of orbital locations in space from which one can operate the type of satellites that we operate. Rights to make use of these orbital locations, and the frequencies over which commercial satellites transmit, are regulated by the ITU.

        Our team of regulatory professionals prioritizes its continuing efforts by the magnitude of business opportunities in each market. Our fleet provides services in the majority of the world's markets, and we believe that we have obtained all necessary authorizations, permits and licenses for the conduct of our business as a whole.

Regulation in The Netherlands

        The Ministry of Economic Affairs, Directorate-General for Telecommunications and Post ("DGTP") is the governmental body in The Netherlands with primary authority over satellite carriers.

The primary source of regulation with respect to telecommunications services providers is the Telecommunications Act. This act requires operators to have a license to use frequencies within the territory of The Netherlands. We are not required under Dutch law to have a license for the use of frequencies in space, such as the operation of our satellites at the specific orbital locations and upon the frequencies assigned to us, although we have obtained an authorization from the Dutch government allowing us to use such locations and frequencies. We are not required to have a license in The Netherlands to operate a telecommunications network or services, although registration is required with the Dutch independent telecommunications regulatory agency. The Netherlands government is considering developing additional laws regarding space activities to comply with its international treaty obligations.

        The government of The Netherlands has registered our satellites with the International Telecommunication Union. Accordingly, the government of The Netherlands remains responsible internationally for resolving any allegations that our satellites are causing harmful interference to other registered wireless systems. Thus, although Dutch law provides no specific framework for satellite licenses, we work closely with DGTP to ensure that we comply with ITU regulations and any other obligations resulting from international telecommunications agreements or treaties to which The Netherlands is a signatory.

Other national telecommunications authorities

  Regulation in the United States

        Regulation of satellite use.    The Federal Communications Commission ("FCC") is the governmental agency in the United States with primary authority over all satellite operators that want to access that market. In the case of non-U.S. licensed satellite operators, such as ourselves, the FCC does not generally grant any licenses directly to the satellite operator. Instead, the FCC regulates the ability of ground stations in the United States to communicate with the satellites operated by the non-U.S. company. The FCC also maintains a list of non-U.S. licensed satellites with which U.S.-licensed earth stations are authorized to communicate (the "Permitted Space Station List"). In March 2001, the FCC granted our request for full authority to serve customers in the U.S. market. The FCC also added our NSS-513 (now retired), NSS-5 and NSS-806 satellites to the Permitted Space Station List with conditions. The conditions applicable to these satellites prohibit us from providing DTH services in the United States, grant us certain technical waivers and require us to take certain actions to prohibit harmful interference to other satellite operators. In May 2002, the FCC granted our request to serve customers in the U.S. market using our NSS-7 satellite and also added this satellite to the Permitted Space Station List with conditions. The conditions applicable to this satellite prohibit us from providing DTH services in the United States, grant us certain technical waivers and require us to maintain compliance with coordination agreements. In connection with the Transactions, the FCC substituted New Skies Satellites B.V. for New Skies Satellites N.V. on the Permitted Space Station List. Pursuant to the rules of the FCC, at or immediately following the consummation of this offering, we will file an application with the FCC notifying the agency of the changes in ownership of our Permitted Space Station List satellites resulting from the Reorganization and the issue and sale of the common stock offered hereby. The FCC will consider, after the fact, whether these changes warrant a revision in the Permitted Space Station List status of our satellites. As a non-U.S. company active in the U.S. communications market, our FCC authorizations and licenses are subject to certain commitments made to agencies of the U.S. executive branch and incorporated in our FCC authorizations and licenses.

        Regulation of earth stations. The FCC is also the governmental agency in the United States with primary authority over the operation of earth stations in the United States. We hold six non-common carrier earth station licenses associated with our ground-facilities in the United States.

        Export license requirements. U.S. export laws govern the export and re-export of U.S. origin products in the possession of U.S. and non-U.S. persons. U.S. companies and companies located in the United States must comply with U.S. export control laws in connection with their provision to us of certain products, data, software, documentation and services relating to our satellites and satellite-related terrestrial facilities. Since we are a non-U.S. company, the exporter must obtain from the United States government certain export licenses and other approvals, including new or amended licenses with respect to each new satellite we may procure in the future from U.S. entities, and both we and the exporter must comply with the export laws and with the terms of all such licenses and other approvals.

        U.S. companies and companies located in the United States must comply with U.S. export control laws in connection with any information, products, or materials that they provide to us relating to satellites, associated equipment and data and with the provision of related services. If these entities cannot or do not obtain the necessary export or re-export authorizations from the United States government, we must obtain such authorizations ourselves. It is possible that, in the future, they and we may not be able to obtain and maintain the necessary authorizations, or existing authorizations could be revoked.

        If our manufacturers and we cannot obtain and maintain the necessary authorizations, this failure could adversely affect our ability to:

  •
  procure new U.S.-manufactured satellites;

  •
  control our existing satellites;

  •
  acquire launch services;

  •
  obtain insurance and pursue our rights under insurance policies; or

  •
  conduct our satellite-related operations.

        We must comply with Dutch and E.U. embargo laws. In addition, some of our subsidiaries, employees and services are subject to the embargo laws of other jurisdictions, including the United States. This may adversely affect our ability to provide satellite-based services to entities in countries subject to an embargo.

        In addition, if we do not properly manage our internal compliance processes and were to violate U.S. export laws, the terms of an export authorization, or embargo laws, the violation could make it more difficult, or even impossible, to maintain or obtain licenses and could result in civil or criminal penalties.

        New Skies Satellites N.V. required U.S. government authorization pursuant to International Traffic in Arms Regulations ("ITAR") in order to transfer to us, as part of the Transactions, satellites, satellite hardware and certain technical information relating to satellites. In addition, U.S. suppliers of ITAR-regulated articles, services and technical data were required to obtain U.S. government approval and amend existing technical assistance agreements with New Skies Satellites N.V. in order to provide these items or services to us.

  Regulation by other governmental authorities

        In many of the other countries that our satellites can serve, we are subject to national communications and/or broadcasting laws. While these laws vary from country to country and are subject to periodic revision, national telecommunications regulatory authorities outside of the Americas generally have not required us to obtain licenses or regulatory authorizations in order to provide transponder capacity to authorized entities.

        Many countries have liberalized their national communications market and allow authorized communications providers to own their own transmission facilities and purchase satellite capacity without restriction. In these environments, we may provide services through one or many authorized carriers or to customers further down the distribution chain.

        Other countries, however, have maintained strict monopoly regimes or have regulated the provision of services within their borders. In some cases, we must establish a local legal entity or representative through which to do business, and/or obtain specialized governmental licenses, concessions or permits. In other countries, we must operate pursuant to a bilateral or multilateral agreement permitting such operations. In other countries, some or all customers may be required to access our services through one or a small number of designated entities, which in some cases are government-owned. In order to provide services in these environments, we may need to negotiate an operating agreement with the designated entity(ies) that describes the types of services offered by each party, the contractual terms for service and each party's rates. Depending on the national regulatory requirements, these operating agreements may require that customers obtain all services, including both ground-based services and our satellite transmission services, through the monopoly authority alone at a pre-arranged markup, or may allow customers to own and operate their own ground-based facilities but require them to purchase our satellite transmission services through the designated entity at a rate reflecting the pre-arranged markup.

        Some countries are considering imposing fees on entities that use radio spectrum for wireless services, including satellite services. These fees could be imposed on either us or on our users. Depending on the size of the fees and the extent to which they are imposed equitably on all competing services, such fees could affect our profitability and, potentially, our competitive position vis-à-vis other services.

        Notwithstanding the wide variety of regulatory regimes existing in the countries where we currently provide service, we believe that we comply in all material respects with applicable laws and regulations governing the conduct of our business as a whole.

International Telecommunication Union

        The ITU is responsible for overseeing the use by different countries of the limited number of orbital locations and radio spectrum available for use by commercial communications satellites. The ITU's rules set forth the processes that governments must follow to gain rights to use orbital locations and the obligations and restrictions that govern such use. These rules include, for example, a "first in time, first in right" system for allocating most orbital locations and time limits for placing orbital locations into use.

        In accordance with the ITU's rules, the Dutch government has rights to use certain orbital locations and frequencies. The Dutch government has authorized us to use several orbital locations and frequencies in addition to those used by our current satellites. Under the ITU's rules, we must begin using these orbital locations and frequencies within a fixed period of time, or we will lose our priority rights and the location and frequencies likely would become available for use by another satellite operator. For most of the orbital locations at which we have first-priority rights, the deadline for placing the orbital locations into use is December 2005.

        The ITU's rules also govern the process used by satellite operators to coordinate their operations with other nearby satellites, so as to avoid harmful interference. Under current international practice, satellite systems are entitled to protection from harmful radio frequency interference from other satellite systems and other transmitters in the same frequency band only if the authorizing nation of the operator registers the orbital location, frequency and use of the satellite system on the ITU's Master International Frequency Register. Nations are required to register their proposed use of orbital positions with the Radiocommunications Bureau of the International Telecommunication Union. This ensures that there is an orderly process to accommodate each country's orbital position needs. After a nation has advised the Radiocommunications Bureau that it desires to use a given frequency at a given orbital position, other nations notify that nation of any use or intended use that would conflict with the original proposal. These nations are then obligated to negotiate with each other in an effort to coordinate the proposed uses and resolve interference concerns. If the countries resolve all issues, the member governments are formally notified and the frequency use is registered. Following that notification, the registered satellite networks are entitled under international law to interference protection from subsequent or nonconforming uses. A nation is not entitled to invoke the protections in the ITU's rules against harmful interference if that nation decided to operate a satellite at the relevant orbital location without completing the coordination process.

        Under the ITU's rules, a country that places a satellite or any ground station into operation without completing coordination and notification:

  •
  would have to respond to complaints related to interference;

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  would not be entitled to seek the assistance of the Radiocommunications Bureau in resolving complaints relating to interference;

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  would be vulnerable to interference from other systems; and

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  might have to alter the operating parameters of its satellite if the ITU found that the satellite caused harmful interference to other users already entered on the International Frequency Registry.

        The Radio Regulations Board, however, has no effective mechanism to resolve disputes regarding coordination or to enforce its rules regarding the use of frequencies and orbital locations.

        Because only nations have full standing as ITU members, we must rely on the government of The Netherlands to represent our interests there, including filing and coordinating our orbital positions with the ITU and with the national administrations of other countries, obtaining new orbital positions, and resolving disputes related to the ITU's rules and procedures.

        In the first quarter of 2004, we resolved with Intelsat LLC a number of longstanding matters that initially arose in June 1999 in connection with a filing made by another entity that was subsequently acquired by Intelsat LLC that were associated with the coordination of certain orbital locations in the Atlantic Ocean region, the Indian Ocean region and over the Americas. The agreement will safeguard our planned operations in the Atlantic Ocean region and for our NSS-8 satellite, now under construction. Additionally, we agreed not to bring certain frequencies into use at 120.8o west longitude, an orbital location at which the Dutch government has first priority rights and had authorized us to use. In consideration for our agreements, Intelsat LLC made a one-time cash payment of $32.0 million to us, which we recognized in the second quarter of 2004.

        On March 2, 2005, we reached an agreement with SES Global affiliates relating to certain orbital slot coordination matters. Under the terms of the agreement, we agreed not to bring a satellite into use at our 105° west longitude orbital location in order to ensure that SES Global will be able to operate a satellite at its 105° west longitude orbital location without interference. In return, SES Global will make a one-time payment to us of $10.0 million. Both parties also committed to negotiate resolution of long-standing issues regarding satellite operations in the Atlantic Ocean region.

Regulatory Approvals and Notifications

        In order to effectuate the Reorganization, it will be necessary to obtain approvals from or provide notification to certain regulatory entities. We anticipate obtaining all material approvals prior to the consummation of this offering. As discussed above, in connection with our Permitted Space Station List satellite authorizations, we will also, at or immediately the following consummation of this offering, file an application with the FCC notifying the agency of the changes in ownership resulting from the Reorganization and the issue and sale of the common stock offered hereby. See "—Government Regulation—Other national telecommunications authorities—Regulation in the United States—Regulation of satellite use."

MANAGEMENT

        Set forth below are the names, ages as of March 31, 2005 and current positions of the Issuer's executive officers and current directors and the executive officers of our operating subsidiary, New Skies Satellites B.V.

Name	Age	Position
Daniel S. Goldberg	39	Chief Executive Officer, President and Director
Andrew M. Browne	49	Chief Financial Officer, Vice President and Director
Thai E. Rubin	38	Secretary and General Counsel
Michael C. Schwartz	40	Senior Vice President of Marketing and Corporate Development
Scott J. Sprague	49	Senior Vice President of Global Sales
Stephen J. Stott	58	Chief Technical Officer
Lawrence H. Guffey	36	Director
Walid Kamhawi	32	Director
David M. Tolley	37	Director
Peter F. Wallace	30	Director
Ashok Ganguly	69	Director

        Daniel S. Goldberg has served as the Chief Executive Officer of New Skies Satellites B.V. since January 2002 and has been President and a member of the Issuer's board of directors since its formation in January 2005. Mr. Goldberg is also a managing director and a member of the executive management committee formed by New Skies Satellites B.V. Prior to becoming our CEO, he had served as our Chief Operating Officer since February 2000, and prior to that time, he had served as our General Counsel since October 1998. Prior to joining us, he worked at PanAmSat as the Associate General Counsel and Vice President of Government and Regulatory Affairs during 1998. From 1993 to 1997, Mr. Goldberg was an associate at Goldberg, Godles, Wiener & Wright, a law firm in Washington D.C.

        Andrew M. Browne has served as the Chief Financial Officer of New Skies Satellites B.V. since October 1998 and has been Vice President and a member of the Issuer's board of directors since its formation in January 2005. Mr. Browne is also a managing director and a member of the executive management committee formed by New Skies Satellites B.V. Prior to joining us, he served as Vice President, Chief Financial Officer of INTELSAT. From 1985 to 1995, Mr. Browne worked for Advanced Micro Devices, Inc. in several financial and business capacities and, on leaving, was Director of Worldwide Finance, Sales and Marketing Operations.

        Thai E. Rubin became the Issuer's Secretary upon its formation in January 2005. He also serves as the General Counsel of New Skies Satellites B.V., a post he has held since August 2003. Mr. Rubin joined our company at its inception as Associate General Counsel, with responsibility for commercial contracts related to satellite and launch procurements, strategic transactions and customer contracts, and later served as Deputy General Counsel. Before joining our company, he was senior legal counsel at PanAmSat and previously worked as an assistant engineer at PanAmSat's then-primary outside engineering firm. Mr. Rubin earned his bachelor of science degree from the University of Wisconsin, Madison and a juris doctor from Howard University School of Law.

        Michael C. Schwartz joined New Skies Satellites B.V. as Senior Vice President of Marketing and Corporate Development in September 2003. Mr. Schwartz came to our company from Terabeam Corporation, where he was Chief Development and Financial Officer, responsible for business and corporate development as well as financial operations. Prior to Terabeam, he was a co-founder and president of an Internet infrastructure company, which was sold in December 2000. He also held two senior positions at AT&T Wireless Services, most recently as Vice President of Acquisitions and Development. Mr. Schwartz graduated magna cum laude from Harvard University in physics in 1986 and magna cum laude, also from Harvard, in law in 1991.

        Scott J. Sprague joined New Skies Satellites B.V. as Senior Vice President of Global Sales in June 2002. Mr. Sprague joined our company from KPNQwest, where he was Vice President of Enterprise Sales. Prior to KPNQwest, he was Vice President of Channel Management for Infonet Service Corporation, where he provided leadership to a Eurpoean-based channel management team focused on generating global networking revenues through distributors, affiliates, direct sales and alternate channels. Mr. Sprague, in his more than 20 years at AT&T, also held a range of senior sales positions, including General Manager of Technical Sales in the provider services division. Mr. Sprague graduated from Illinois State University with a bachelor's degree in business and from Western International University with a master's degree in international business.

        Stephen J. Stott has served as the Chief Technical Officer of New Skies Satellites B.V. since March 1999. Prior to joining us, he worked at INTELSAT from 1985 to 1999, most recently as Director of Satellite Systems Engineering from 1996 to 1999.

        Lawrence H. Guffey has been a member of our board of directors since January 2005. Mr. Guffey is a Senior Managing Director at The Blackstone Group in the firm's Private Equity group. Mr. Guffey, who joined Blackstone in 1991, is based in London where his principal role is overseeing Blackstone's media and communications investment activities across Europe. Mr. Guffey has led Blackstone's efforts in virtually all media and communications-related investments and has day-to-day responsibility for management of Blackstone Communications Advisors. Mr. Guffey graduated magna cum laude from Rice University, where he was elected to Phi Beta Kappa. He currently serves as a Director of Axtel, CineUK and FiberNet.

        Walid Kamhawi has been a member of our board of directors since January 2005. Mr. Kamhawi is a Principal at The Blackstone Group in the firm's Private Equity group based in London. Mr. Kamhawi initially joined Blackstone's Mergers & Acquisitions Group in 1996 and worked on numerous transactions for many of the firm's advisory clients. Since joining the Principal Group in 2000, Mr. Kamhawi has focused on European media and communications-related and other industrial investments. Mr. Kamhawi sits on the Boards of SULO AG, Kabel, BW and CineUK. Mr. Kamhawi received a BA in Computer Science and Economics from Dartmouth College.

        David M. Tolley has been a member of our board of directors since January 2005. Mr. Tolley is a Principal at The Blackstone Group in the firm's Private Equity group. Since joining Blackstone in 2000, Mr. Tolley has been involved in Blackstone's investments in Centennial Communications, Freedom Communications and Sirius Satellite Radio. He focuses on investments in the media and communications sectors. Before joining Blackstone, Mr. Tolley was a Vice President at Morgan Stanley & Co. Mr. Tolley holds a BA from the University of Michigan and an MBA from Columbia Business School. He serves on the Board of Directors of Centennial Communications and Freedom Communications.

        Peter F. Wallace has been a member of our board of directors since January 2005. Mr. Wallace is a Principal at The Blackstone Group in the firm's Private Equity group. Since joining Blackstone in 1997, Mr. Wallace has been involved in Blackstone's investments in CommNet Cellular, Centennial Communications, American Axle & Manufacturing, Allied Waste, Sirius Satellite Radio and Volume Services America. Mr. Wallace serves on the Board of Directors of Centerplate (formerly Volume Services America).

        Ashok Ganguly, a citizen of India, has been a member of our board of directors since May 2005. Dr. Ganguly, who served as a Supervisory Director of New Skies Satellites N.V. from 2002 through 2004, currently serves as the Chairman of ICICI One Source Ltd. and as a director of the Central Board of the Reserve Bank of India, Hemogenomics Pvt Ltd., British Airways plc, Mahindra & Mahindra, WIPRO LTD, ICICI Knowledge Park, Tata AIG Life Insurance Co Ltd. and ABP Pvt Ltd. In addition, Dr. Ganguly heads his own company, Technology Network India Pvt Ltd., which focuses on industrial research and development and supply chain management. Dr. Ganguly's principal professional career spanned 35 years with Unilever, which culminated with his service as a member of the Board of Directors of Unilever N.V. from 1990 through 1997 with responsibility for worldwide research and technology. During his career, Dr. Ganguly has served several public bodies including as a member of the Science Advisory Council to the Prime Minister of India (1985 to 1989) and the UK Advisory Board of Research Councils. His honors include, among others, the Indian award of Padma Bhushan and being named an Honorary Professor by the Chinese Academy of Science, Shanghai. In 1997, the University of Illinois, College of Food and Nutrition, selected Dr. Ganguly as their "Outstanding Alumnus." He is also the recipient of the International Alumni Award for Exceptional Achievement for the academic year 2003-2004 from the University of Illinois. More recently, Dr. Ganguly has been appointed as a member of India's Prime Minister's Council for Trade and Industry as well as India's Foreign Investment Commission.

        Each officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Composition of the Board After This Offering

        Our board of directors currently consists of seven directors, including one independent director, Dr. Ganguly. We expect to add a second independent director within three months after the date of this prospectus and a third independent director to our board within 12 months after the date of this prospectus.

        Our board of directors is divided into three classes. The members of each class serve for a three-year term. Mr. Wallace, Mr. Kamhawi and Dr. Ganguly serve in the class with a term expiring in 2006, Mr. Tolley and Mr. Browne serve in the class with a term expiring in 2007, and Mr. Guffey and Mr. Goldberg serve in the class with a term expiring in 2008. At each annual meeting of the shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

        We intend to avail ourselves of the "controlled company" exception under the New York Stock Exchange rules which eliminates the requirements that we have a majority of independent directors on our board of directors and that our compensation and nominating and corporate governance committees be composed entirely of independent directors. In the event that we are no longer a "controlled company," we will be required to have a majority of independent directors on our board of directors and to have our compensation and nominating and corporate governance committees be composed entirely of independent directors within one year of the date that we lose our status as a "controlled company."

Committees of the Board of Directors

        Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

        Our current audit committee consists of Mr. Wallace, Mr. Browne and Dr. Ganguly, who is an independent director. Mr. Browne, who is not an independent member of our board of directors, is our audit committee "financial expert" as such term is defined in Item 401(h) of Regulation S-K. The audit committee is responsible for, among other things, (1) with the approval of the shareholders, the hiring or termination of independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and managements' response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance.

        The audit committee has approved and adopted a Code of Business Conduct and Ethics for all directors, officers and employees of us and our subsidiaries, a copy of which is available on our website and upon written request by our shareholders at no cost.

Compensation Committee

        Our current compensation committee consists of Mr. Tolley, Mr. Guffey and Mr. Goldberg. The compensation committee is responsible for, among other things, (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) approving the appointment and removal of trustees and investment managers for pension fund assets, (9) retaining consultants to advise the committee on executive compensation practices and policies and (10) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Nominating and Corporate Governance Committee

        Our current nominating and corporate governance committee consists of Mr. Tolley , Mr. Guffey and Mr. Goldberg. The nominating and corporate governance committee is responsible for, among other things, (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time.

Director Compensation

        We do not currently pay any compensation to any of our directors for serving as a director or as a member or chair of a committee of the board of directors. In conjunction with this offering, we have added Dr. Ganguly as an independent director. We expect to add a second independent director within three months after the date of this prospectus and a third independent director to our board within 12 months after the date of this prospectus. We plan to pay our independent directors an annual cash retainer of $35,000 and a fee of $1,250 for each board meeting and each committee meeting attended. We also may pay them a fee for acting as committee chair and may grant stock options and/or restricted stock awards under the Stock Incentive Plan.

Executive Compensation

        We will establish compensation plans for our executive officers that will link compensation with the performance of our company. We will continually review our compensation programs to ensure that they are competitive. The following table shows all compensation awarded to, earned by, or paid to our Chief Executive Officer and four other most highly compensated executive officers based on salary, whom we refer to as the "named executive officers."

Summary Compensation Table

		Annual Compensation			Long-term Compensation(*)			All Other Compensation(*)
Name and Principal Position	Fiscal Year	Salary $	Bonus $	Other annual Compensation $	Restricted Stock Awards $	Securities Underlying Options /SARs $	LITP Payouts $	$
Daniel S. Goldberg Chief Executive Officer	2004	520,000	208,000	53,034	1,300,116	744,671	—	814,363
Andrew M. Browne Chief Financial Officer	2004	460,020	115,005	54,190	611,986	693,204	—	379,520
Stephen J. Stott Chief Technical Officer	2004	358,904	89,726	56,060	459,222	502,163	—	198,390
Michael C. Schwartz Senior Vice President of Marketing & Corporate Development	2004	277,279	110,912	28,312	310,596	259,600	—	250,262
Scott J. Sprague Senior Vice President of Global Sales	2004	240,043	120,022	20,109	213,202	302,832	—	108,800

(*)
As a consequence of the Acquisition, our predecessor's Stock Option and Incentive Stock Plans terminated. All outstanding, unvested options and purchase obligations granted during the six year period ended November 1, 2004 immediately vested and were exercised to the extent that they had been issued with an exercise price at or below the per share purchase price paid by the investment funds. Certain other non-recurring equity payments and bonuses were also paid following the change of control.

Stock Incentive Plan

        Prior to the consummation of this offering, we plan to adopt a stock incentive plan which is designed to assist us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on our behalf by providing compensation and incentives through the granting of awards. The plan will permit us to grant to our executive officers, key employees, directors and consultants stock options, stock appreciation rights, or other stock-based awards.

        Administration.    Our compensation committee will administer the Stock Incentive Plan. The committee will determine who will receive awards under the Stock Incentive Plan, as well as the form of the awards, the number of shares underlying the awards, and the terms and conditions of the awards consistent with the terms of the plan. The committee will be authorized to interpret the Stock Incentive Plan, to establish, amend and rescind any rules and regulations relating to the Stock Incentive Plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee will be able to correct any defect or supply any omission or reconcile any inconsistency in the Stock Incentive Plan in the manner and to the extent the committee deems necessary or desirable.

        Shares Reserved for Awards, Limits on Awards and Shares Outstanding.    The total number of shares of our common stock that we plan to make available for issuance or delivery under the Stock Incentive Plan will be 4,500,000.

        In the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar transaction, the committee will adjust (i) the number or kind of shares or other securities that may be issued or reserved for issuance pursuant to the Stock Incentive Plan or pursuant to any outstanding awards, (ii) the option price or exercise price and/or (iii) any other affected terms of such awards.

        Stock Options.    The Stock Incentive Plan will permit the committee to grant participants incentive stock options, which qualify for special tax treatment in the United States, as well as nonqualified stock options. The committee will establish the duration of each option at the time it is granted, with a maximum ten-year duration for incentive stock options. The committee will be able to establish vesting and performance requirements that must be met prior to the exercise of options.

        Stock option grants may include provisions that permit the option holder to exercise all or part of the holder's vested options, or to satisfy withholding tax liabilities, by tendering shares of common stock already owned by the option holder for at least six months (or another period consistent with the applicable accounting rules) with a fair market value equal to the exercise price. Stock option grants may also include provisions that permit the option holder to exercise all or part of the holder's vested options through an exercise procedure, which requires the delivery of irrevocable instructions to a broker to sell the shares obtained upon exercise of the option and deliver promptly to us the proceeds of the sale equal to the aggregate exercise price of the common stock being purchased.

        Stock Appreciation Rights.    The committee will also have the ability to grant stock appreciation rights, either alone or in tandem with underlying stock options, as well as limited stock appreciation rights, which will be exercisable upon the occurrence of certain contingent events. Stock appreciation rights will entitle the holder upon exercise to receive an amount in any combination of cash or shares of our common stock (as determined by the committee) equal in value to the excess of the fair market value of the shares covered by the right over the grant price.

        Other Stock-Based Awards.    The Stock Incentive Plan permits the committee to grant awards that are valued by reference to, or otherwise based on, the fair market value of our common stock. These awards will be in such form and subject to such conditions as the committee may determine, including the satisfaction of performance goals, the completion of periods of service or the occurrence of certain events.

        Change-in-Control Provisions.    The committee may, in the event of a change in control, provide that any outstanding awards that are unexercisable or otherwise unvested will become fully vested and immediately exercisable. In addition, the committee may, in its sole discretion, provide for the termination of an award upon the consummation of the change in control and the payment of a cash amount in exchange for the cancellation of an award, and/or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected award.

        Amendment and Termination.    Our board of directors will have the ability to amend or terminate the Stock Incentive Plan at any time, provided that no amendment or termination will be made that diminishes the rights of the holder of any award. Our board of directors will have the ability to amend the plan in such manner as it deems necessary to permit awards to meet the requirements of applicable laws.

        Expected Awards.    In conjunction with the consummation of this offering, we expect to grant options to acquire the equivalent of 853,635 shares of our common stock (net of any exercise cost) pursuant to the Stock Incentive Plan. We expect to record aggregate stock-based compensation associated with these awards of approximately $21.9 million, reflecting the estimated fair value of the options at the date of grant. We expect to record the non-cash compensation expense as deferred stock-based compensation, which will be recognized in operating expenses over the vesting period of the options. In connection with this grant of options, our named executive officers will be granted options to acquire up to approximately the equivalent of the following number of shares of our common stock (net of any exercise cost): Daniel S. Goldberg—315,845 shares, Andrew M. Browne—123,777 shares, Stephen J. Stott—70,425 shares, Michael C. Schwartz—65,730 shares and Scott J. Sprague—49,084 shares. The options will have a ten-year term. Subject to the optionees' continued employment, approximately 37% of the shares subject to the options will vest ratably over four years (the "Time Options") and approximately 63% of the options will vest on the seventh anniversary of the date of grant if the imputed annual compounded internal rate of return to the investment funds is at least 20% on this date (the "Performance Options").

        In the event that the optionee is terminated by us without cause or the optionee resigns with good reason, the vesting of all or a portion of the options may accelerate. Upon a change in control of the Company, the vesting of the Time Options will accelerate. In addition, the vesting of the Performance Options will accelerate upon (i) a change in control of the Company, if the change in control generates an imputed annual compounded internal rate of return to the investment funds of at least 20%, (ii) upon the sale by, or distribution to, the investment funds, of, or in respect of, its shares of common stock in which the investment funds receive cash or marketable securities that generates an annually compounded internal rate of return of at least 20% (the percentage of the Performance Option that will accelerate will be based on the amount received by the investment funds relative to the investment funds' total equity value) or (iii) with respect to 50% of the Performance Options, ratably over four years upon the attainment of annual performance targets. Lastly, in the event that we consolidate with another entity in the satellite industry within 24 months of the grant, vesting of all options accelerate. The vested portion of the options will be mandatorily exercised as of the date of vesting, provided that if the fair market value of a share on the vesting date is less than the exercise price, the vested portion of the option will terminate.

        Upon the payment of dividends by us to shareholders, the options will be adjusted to take into account that the option holder will not receive the benefit of the dividend.

        If the underwriters exercise their option to purchase additional shares, our optionholders will receive approximately $4.3 million from cash on hand (including approximately $3.1 million to our named executive officers) and options to acquire up to the equivalent of 74,766 shares of our common stock (net of any exercise cost) (including 54,729 shares to our named executive officers). Some of these options will vest upon issuance and be immediately exercisable, allowing our optionholders to acquire up to the equivalent of 38,541 shares of our common stock (net of any exercise cost) (including 28,212 shares to our named executive officers). If the underwriters do not exercise their option to purchase additional shares, we will grant options to our optionholders that immediately convert to the equivalent of 144,419 shares of our common stock (net of any exercise cost) (including 105,715 shares to our named executive officers).

Employment Matters and Agreements

        In connection with the Transactions, we entered into new compensation arrangements with our Executive Management Committee ("EMC Members"), which is composed of our six most senior executives (including the named executive officers), which took the form of amendments to existing employment agreements. The amended employment agreements have an indefinite term. The amended agreements provide the EMC Members with base salary and an annual bonus opportunity. Subject to the attainment of performance criteria established each year, the bonus opportunity of the EMC Members is as follows: (i) Mr. Goldberg is eligible to earn a target cash bonus equal to 40% of base salary and a maximum cash bonus equal to 60% of base salary, (ii) Mr. Sprague is eligible to earn a target cash bonus of up to 50% of base salary, (iii) Mr. Schwartz is eligible to earn a target cash bonus of up to 40% of base salary and (iv) Messrs. Browne and Stott are eligible to earn a target bonus of up to 25% of base salary.

        Pursuant to the amended employment agreements, if the employment of the EMC Member is terminated within two years after a Change in Control (which is defined in the respective compensation arrangements and includes the Transactions) by us without "Cause" or by the EMC Member for "Good Reason," as defined in the compensation arrangements (each a "Qualifying Termination"), the EMC Member is entitled to enhanced severance benefits equal to a multiple (two and one-half for Mr. Goldberg and two for other EMC Members) of the sum of the EMC Member's base salary in effect on the date of termination and the average annual bonus earned by the EMC Member during the two years prior to termination, as well as a pro rata bonus in respect of his service prior to his termination of employment, continued medical and dental benefits for the number of years equal to the severance multiple (two and one-half for Mr. Goldberg and two for other EMC members) and outplacement services of up to $25,000.

        In the event that Messrs. Goldberg, Browne and Stott are terminated by us without "Cause" or by such EMC Member for "Good Reason", other than within two years after a Change in Control, the EMC Member is entitled to severance benefits equal to a multiple (two for Mr. Goldberg and one for the others) of the sum of the EMC Member's base salary in effect on the date of termination and the average annual bonus earned by the EMC Member during the two years prior to termination and a pro rata bonus in respect of his services prior to his termination of employment. In the event that Messrs. Sprague, Rubin or Schwartz are terminated other than (i) for "urgent cause" (as defined in the compensation arrangement), (ii) due to the EMC Member's failure to perform his duties or (iii) due to the EMC Member's breach of the compensation arrangement and other than within two years after a Change in Control, the EMC Member is entitled to the greater of (x) the minimum amount due under Dutch law or (y) twelve months of the EMC Member's base salary in effect on the date of termination and the average annual bonus earned by the EMC Member during the three years prior to termination (six months of base salary for Mr. Sprague).

        Each compensation arrangement provides that the EMC Member will not reveal or use confidential information during the term of employment or thereafter. In addition, during the term of employment and for one year thereafter (six months with respect to the noncompete for Messrs. Sprague and Schwartz), the EMC Member agrees not to solicit clients, suppliers or employees or compete with us; provided, that the nonsolicitation and noncompetition provision shall not apply in the event of a Qualifying Termination or, in the case of Mr. Goldberg, in the event of any termination by us without "Cause" or by Mr. Goldberg for "Good Reason").

        Seller's supervisory board also approved new compensation arrangements for approximately 40 additional executives of Seller ("Key Employees"). Under such arrangements, in the event of a Qualifying Termination, a Key Employee is entitled to enhanced severance benefits equal to an amount between one times to one and one-half times such employee's annual base salary. In addition, in the event of a Qualifying Termination, noncompetition restrictions on the Key Employees will be waived.

        The aggregate cost of any enhanced severance benefits will depend principally on the number of employees whose employment is terminated in a Qualifying Termination.

PRINCIPAL SHAREHOLDERS

        The following table and accompanying footnotes set forth information regarding the beneficial ownership of the Issuer's capital stock after the Reorganization by (1) each person who is known by us to own beneficially more than 5% of our common stock, (2) each member of our board of directors and each of our named executive officers, and (3) all members of our board of directors and our named executive officers as a group.

        The number of shares outstanding before this offering and the percentages of beneficial ownership before this offering set forth below is based on shares of our common stock issued and outstanding on a pro forma basis, after giving effect to the Reorganization and the stock dividend of 17,255,074 shares to existing shareholders immediately prior to the consummation of this offering. The number of shares outstanding after this offering and the percentages of beneficial ownership after this offering are based on 30,603,664 shares of our common stock to be issued and outstanding immediately after this offering (32,282,785 shares if the underwriters' option is exercised in full).

        As of April 15, 2005, the Issuer's common stock was owned by five holders.

			Shares Beneficially Owned After this Offering
			Assuming the Underwriters' Option is Not Exercised(1)		Assuming the Underwriters' Option is Exercised in Full(2)
	Shares Beneficially Owned Prior to this Offering
Name of Beneficial Owner
	Number	Percent	Number	Percent	Number	Percent
Investment funds affiliated with The Blackstone Group(3)	17,973,088	96.8%	17,973,088	58.7%	17,973,088	55.7%
Peter G. Peterson(3)	17,973,088	96.8%	17,973,088	58.7%	17,973,088	55.7%
Stephen A. Schwarzman(3)	17,973,088	96.8%	17,973,088	58.7%	17,973,088	55.7%
Daniel S. Goldberg(4)	268,895	1.4%	322,330	1.1%	283,155	*
Andrew M. Browne(4)	105,378	*	126,319	*	110,966	*
Michael C. Schwartz(4)	55,959	*	67,079	*	58,927	*
Scott J. Sprague(4)	41,788	*	50,092	*	44,004	*
Stephen J. Stott(4)	59,956	*	71,871	*	63,136	*
Lawrence H. Guffey(5)	17,973,088	96.8%	17,973,088	58.7%	17,973,088	55.7%
David M. Tolley(5)	17,973,088	96.8%	17,973,088	58.7%	17,973,088	55.7%
Peter F. Wallace(5)	17,973,088	96.8%	17,973,088	58.7%	17,973,088	55.7%
Walid Kamhawi(5)	17,973,088	96.8%	17,973,088	58.7%	17,973,088	55.7%
Ashok Ganguly(4)	—	—	—	—	—	—
All directors and named executive officers as a group (10 persons)	531,976	2.9%	637,691	2.1%	560,188	1.7%

(*)
Less than 1%.

(1)
If the underwriters do not exercise their option to purchase additional shares, we will grant our named executive officers options to acquire shares of our common stock (net of any exercise cost), which may be exercised within 60 days from April 15, 2005 (and which are therefore included in the table above) as follows: 53,435 shares for Mr. Goldberg, 20,941 shares for Mr. Browne, 11,120 shares for Mr. Schwartz, 8,304 shares for Mr. Sprague and 11,915 shares for Mr. Stott.

(2)
If the underwriters exercise their option to purchase additional shares in full, we will grant our named executive officers options to acquire shares of our common stock (net of any exercise cost), which may be exercised within 60 days from April 15, 2005 (and which are therefore included in the table above) as follows: 14,260 shares for Mr. Goldberg, 5,588 shares for Mr. Browne, 2,968 shares for Mr. Schwartz, 2,216 shares for Mr. Sprague and 3,180 shares for Mr. Stott.

(3)
Includes shares of common stock of the Issuer owned by each of Blackstone Capital Partners (Cayman) IV L.P., Blackstone Family Investment Partnership (Cayman) IV-A L.P., Blackstone Capital Partners (Cayman) IV-A L.P., Blackstone NSS Communications Partners (Cayman) L.P. and Blackstone Family Communications Partnership (Cayman) L.P. (the "Blackstone Funds"). Blackstone Management Associates (Cayman) IV L.P. ("BMA") is the general partner of each of Blackstone Capital Partners (Cayman) IV L.P., Blackstone Family Investment Partnership (Cayman) IV-A L.P. and Blackstone Capital Partners (Cayman) IV-A L.P., and Blackstone Communications Management Associates (Cayman) L.P. ("BCMA") is the general partner of each of Blackstone NSS Communications Partners (Cayman) L.P. and Blackstone Family Communications Partnership (Cayman) L.P. BMA and BCMA respectively have voting and investment power over the membership interests held or controlled by each of the Blackstone Funds. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA and BCMA and as such may be deemed to share beneficial ownership of the membership interests held or controlled by the Blackstone Funds. Each of BMA, BCMA and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such membership interests. The address of BMA, BCMA and the Blackstone Funds is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

(4)
The address for each of Messrs. Goldberg, Browne, Schwartz, Sprague, Stott and Ganguly is c/o New Skies Satellites, Rooseveltplantsoen 4, 2517 KR The Hague, The Netherlands. Following the Reorganization, our named executive officers will beneficially own their interests in our common stock set forth above through their ownership of New Skies (Cayman) Ltd.

(5)
The address for each of Messrs. Guffey, Tolley, Wallace and Kamhawi is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154. Messrs. Guffey, Tolley, Wallace and Kamhawi disclaim beneficial ownership of the shares beneficially owned or controlled by the investment funds or by their affiliates.

THE TRANSACTIONS

General

        On June 5, 2004, Neptune One Holdings Ltd. and New Skies Satellites B.V., which are owned by the investment funds, entered into a definitive transaction agreement with Seller, providing for New Skies Satellites B.V.'s acquisition of substantially all of Seller's assets (including the shares of all of Seller's subsidiaries), and the assumption of substantially all of Seller's liabilities, for an aggregate purchase price of approximately $982.8 million, including direct acquisition costs. In connection with the Acquisition, the investment funds contributed $153.0 million in the form of preferred equity certificates, $8.5 million in the form of convertible preferred equity certificates and $1.5 million of equity to New Skies Investments S.a.r.l. New Skies Investments S.a.r.l. subsequently loaned $153.0 million and contributed $10.0 million of equity to New Skies Holding B.V. New Skies Holding B.V. then loaned $153.0 million and contributed $10.0 million of equity to New Skies Satellites B.V. In addition, New Skies Satellites B.V. entered into senior secured credit facilities, consisting of a $460.0 million term loan facility and a $75.0 million revolving credit facility, issued $160.0 million aggregate principal amount of senior floating rate notes, and issued $125.0 million aggregate principal amount of senior subordinated notes. On November 2, 2004, pursuant to the terms of the transaction agreement, the investment funds completed the Acquisition and now directly and indirectly own (along with management) 100% of New Skies Investments S.a.r.l., New Skies Holding B.V. and New Skies Satellites B.V. New Skies Holding B.V. also assumed all of the rights and obligations of Neptune One Holdings Ltd. in connection with the Acquisition. New Skies Satellites B.V. now owns and operates the business of Seller, including its direct and indirect subsidiaries. Seller is in liquidation as of November 3, 2004.

        New Skies Satellites B.V. assumed and indemnified Seller against all indebtedness, liabilities and obligations of Seller, other than (1) certain taxes that were or may be payable by Seller solely as a result of the consummation of the Acquisition; (2) any liabilities under Seller's equity incentive plans incurred prior to the closing; (3) any liabilities arising in connection with the distributions and the liquidation; and (4) any liabilities of Seller arising from activities that occur after the date of the closing, which are not attributable, directly or indirectly, to the consummation of the Acquisition and are not the result of compliance by Seller with the transaction agreement.

Employee Arrangements

        By operation of law, employees of Seller whose employment contracts are governed by the laws of The Netherlands became our employees on the same terms and conditions applicable to these employees prior to the date of the closing of the Transactions. We arranged for a pension plan and a pension plan provider upon terms and conditions that did not result in any adverse effect on the benefits received by these employees. We have provided and will continue to provide all other employees of Seller and its subsidiaries with compensation and benefits and pension plans that are, in the aggregate, comparable in all material respects to the compensation, benefits and plans applicable to those employees prior to the closing of the Transactions (other than equity-based compensation) for a period of 12 months following the date of the closing of the Transactions. For a more detailed description of these arrangements, see "Management—Employment Matters and Agreements."

Tax Matters

        Seller is responsible for taxes that arise in connection with the Acquisition (other than transfer taxes). We are obligated to indemnify Seller against all transfer taxes arising in connection with the Acquisition and tax liabilities (excluding certain specified retained liabilities) of Seller due to any tax authority with respect to any period before the date of the closing of the Acquisition. Generally, we will not indemnify Seller for tax liabilities, if any, of Seller due to any tax authority with respect to any period after the date of the closing of the Acquisition or arising in connection with the Acquisition (other than transfer taxes).

        Our acquisition balance sheet contained a provision for income tax liabilities of $20.0 million. We believe that this adequately covers the liability assumed by New Skies Satellites B.V. with respect to the predecessor's tax liability. We do not believe that the Reorganization or this offering will materially affect our tax position. The use of proceeds from this offering and the way the proceeds are applied to pay down third party debt will be structured via intercompany debt in order to reduce our effective tax rate.

The Blackstone Group

        The Blackstone Group is a leading investment and advisory firm founded in 1985, with offices in New York, London, Boston and Atlanta. Blackstone manages one of the largest institutional private equity funds ever raised, a $6.5 billion fund raised in 2002. Since it began private equity investing in 1987, Blackstone has raised more than $14 billion in five funds and has invested in more than 85 companies. In addition to private equity investments, Blackstone's core businesses include real estate investments, corporate debt investments, asset management, corporate advisory services, and restructuring and reorganization advisory services.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Historical New Skies

        Except as described below, we have not entered into any material transactions in the last three years in which any shareholder, management board member, supervisory board member or director or any associate of any shareholder, management board member, supervisory board member or director has or had any interest. No shareholder, management board member, supervisory board member or director, or associate of any shareholder, management board member, supervisory board member or director is or was during the last three years indebted to us. We have entered into a number of contracts with our shareholders, including those of our shareholders who hold more than 5% of our outstanding shares. Certain of these contracts are ongoing service contracts with our shareholders. We inherited some of these contracts from INTELSAT and entered into the others after beginning independent operations. We entered into the construction contracts for NSS-7 and NSS-6 after beginning independent operations. We believe that each of these contracts was entered into on an arm's length basis.

Service agreements

        From time to time, we have conducted transactions with our shareholders, their affiliates and other connected persons. Prior to the consummation of the Transactions, we provided transponder capacity to approximately 40 of our shareholders, including one shareholder who owned more than 5% of our outstanding share capital.

        Prior to the consummation of the Transactions, Lockheed Martin Global Telecommunications, a wholly owned subsidiary of Lockheed Martin Corporation, owned approximately 16% of our issued share capital. With respect to our contracts with Lockheed Martin Global Telecommunications, under the terms of 27 transponder agreements at December 31, 2003, we provide capacity of approximately 800 MHz to Lockheed Martin Global Telecommunications and its subsidiaries and affiliates. These agreements have remaining terms of approximately 2.5 years on average. In 2004, revenues from Lockheed Martin Global Telecommunications were approximately $26.6 million, or 13% of our total revenues.

        The transactions mentioned above have been entered into in the ordinary course of business and on normal commercial terms.

        In connection with the Transactions, Seller's shareholders approved a resolution that allowed members of Seller's supervisory board to receive equity payments upon the closing of the Transactions. Equity payments of approximately $59,700 were made to the supervisory board in November 2004 under this resolution.

New Arrangements

Transaction and Monitoring Fee Agreement

        In connection with the Acquisition, Blackstone Management Partners IV L.L.C., an affiliate of The Blackstone Group, entered into a transaction and monitoring fee agreement with us relating to certain monitoring, advisory and consulting services that Blackstone Management Partners IV L.L.C. will provide. These services include, without limitation, (i) advice in designing financing structures; (ii) advice regarding relationships with our lenders and bankers; (iii) advice regarding the structure and timing of public offerings of our debt and equity securities; (iv) advice regarding strategic investments, joint ventures, acquisitions and dispositions; and (v) such other advice directly related or ancillary to the above advisory services as may be reasonably requested by us or deemed appropriate by Blackstone

Management Partners IV L.L.C. in its sole discretion. Pursuant to this agreement we paid a transaction and advisory fee to Blackstone Management Partners IV L.L.C. in an aggregate amount of approximately $9.0 million upon the completion of the Transactions. In addition, we agreed to pay to Blackstone Management Partners IV L.L.C. an aggregate annual monitoring fee of the greater of $1.5 million or 1% of Adjusted EBITDA (as defined under the indentures governing the notes), and to reimburse Blackstone Management Partners IV L.L.C. for its out-of-pocket expenses. We paid the monitoring fee for 2004 shortly after the closing of the Transactions. We agreed to indemnify Blackstone Management Partners IV L.L.C., its affiliates and its respective partners (both general and limited), members (both managing and otherwise), officers, directors, employees, agents and representatives from and against any and all losses, claims, damages and liabilities, including in connection with seeking indemnification, whether joint or several, related to, arising out of or in connection with the services contemplated by this agreement, or the engagement of Blackstone Management Partners IV L.L.C. pursuant to, and the performance by Blackstone Management Partners IV L.L.C. of the services contemplated by this agreement.

        In connection with this offering, Blackstone Management Partners IV L.L.C. intends to terminate the transaction and monitoring fee agreement. As contemplated by the transaction and monitoring fee agreement, we will pay Blackstone Management Partners IV L.L.C. a termination fee of approximately $6.1 million from the proceeds of this offering.

Registration Rights Agreement

        We will enter into a registration rights agreement immediately prior to the consummation of this offering with the investment funds and certain of our senior executives pursuant to which we may be required to register the sale of our shares held by them. Under the registration rights agreement, the investment funds are entitled to an unlimited number of demand registration rights and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. We are required to pay all registration expenses incurred in connection with each such demand registration. We are not required to effect more than one demand registration in any three month period nor effect any demand registration involving an underwritten offering of less than $25.0 million of securities. In addition, the investment funds and certain of our senior executives will have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us or third parties. Immediately after this offering, the investment funds will own 17,973,088 shares entitled to these registration rights and our senior executives who are a party to the registration rights agreement will collectively own 696,930 shares entitled to these registration rights.

        Under the registration rights agreement, in connection with a registered underwritten offering, we have agreed not to effect any sale or transfer of our equity securities during the period commencing on the date we receive a request to register a sale of our shares of common stock in accordance with the terms of the registration rights agreement and continuing until 180 days after the effective date of such registration (or such lesser period as the managing underwriters may permit). In addition, in connection with a registered underwritten offering, the investment funds and certain of our senior executives have agreed not to effect any sale or transfer of any of our equity securities within 14 days before or 180 days after the effective date of such registration (or such lesser period as the managing underwriters may permit). In connection with this offering, the investment funds and certain of our senior executives will be entering into certain lock-up agreements with the underwriters which will restrict their sales of our common stock for a certain period following the offering. See "Underwriting."

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facilities

        In connection with this offering, New Skies Satellites B.V.'s existing senior secured credit facilities have been amended, with certain provisions of the amendment becoming effective only upon consummation of this offering and repayment of the term loan facility to the extent necessary to reduce consolidated debt to $515.0 million or less. The amendment provides that Deutsche Bank Securities Inc. and ABN AMRO Incorporated will continue to act as joint-lead arrangers and joint book running managers. Deutsche Bank Trust Company Americas continues to act as administrative agent, and ABN AMRO Bank N.V. continues to act as syndication agent.

        The amendment to the senior secured credit facilities, among other things, permits greater availability for payment of dividends under the restricted payments covenant (as described under "Dividend Policy and Restrictions—Restrictions on Payments of Dividends—Senior Secured Credit Facilities") and, upon consummation of this offering and repayment of the term loan facility to the extent necessary to reduce consolidated debt to $515.0 million or less, eliminates mandatory prepayments with excess cash flow if New Skies Satellites B.V. achieves certain performance targets. The amendment also replaces the existing term loan facility with a new term loan facility. Certain provisions of the amendment of the senior secured credit facilities are conditioned upon consummation of this offering.

        The descriptions of the senior secured credit facilities below reflect the amendments made to date and, where so indicated, those becoming effective only upon consummation of this offering.

        The senior secured credit facilities consist of:

  •
  a $460.0 million senior secured term loan facility that matures in May 2011; and

  •
  a $75.0 million senior secured revolving credit facility that matures in November 2010.

        In February 2005, we used a portion of the refund of milestone construction payments related to NSS-8 to make a voluntary prepayment of $88.8 million under the term loan facility. As a result, New Skies Satellites B.V. reduced its outstanding term loan balance to $371.2 million. In addition, the amendment to the senior secured credit facilities provides for the ability to increase the revolving credit facility from $75.0 million to $125.0 million.

        We intend to repay approximately $131.2 million of the borrowings under the term loan portion of the senior secured credit facilities with a portion of the net proceeds from this offering.

Security and guarantees

        The obligations under the senior secured credit facilities are unconditionally and irrevocably guaranteed jointly and severally by New Skies Holding B.V. and, subject to applicable legal and tax restrictions, may be unconditionally and irrevocably guaranteed jointly and severally by certain of our other subsidiaries in the future.

        The obligations under the senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all of our assets and substantially all of the assets of New Skies Holding B.V. and may be secured by substantially all of the assets of certain of its current and future subsidiaries, including but not limited to:

  •
  all of our capital stock;

  •
  all the capital stock and certain promissory notes of each its our existing and future direct and indirect subsidiaries, with certain exceptions; and

  •
  substantially all of New Skies Holding B.V. and certain of its existing and future subsidiaries' tangible and intangible assets.

Interest rates and fees

        The borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at the option of New Skies Satellites B.V., either (a) a base rate determined by reference to the higher of (1) the prime rate of Deutsche Bank Trust Company Americas and (2) the federal funds rate plus one-half of 1% or (b) a Eurodollar Rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margin for borrowings under the revolving credit facility and the term loan facility is 1.50% with respect to base rate borrowings and 2.75% with respect to Eurodollar borrowings. Such applicable margins are subject to quarterly reductions if New Skies Satellites B.V. attains certain leverage ratios. In February 2005, we repaid $88.8 million under the term loan facility and reduced the applicable margins on our subsidiary's borrowings from 2.75% to 2.50% and from 1.5% to 1.25% for Eurodollar and alternate base rate borrowings, respectively.

        The senior secured credit facilities also provide for the payment to the lenders of a commitment fee on the daily undrawn portion of the commitments under the revolving credit facility at a rate equal to 0.50% per annum. Such commitment fee is subject to quarterly reductions if New Skies Satellites B.V. attains certain leverage ratios. The revolving credit facility also provides for payment of customary letter of credit fees.

Scheduled amortization payments and mandatory prepayments

        Upon consummation of this offering and the repayment of the term loan facility to the extent necessary to reduce consolidated debt to $515.0 million or less, the term loan facility provides for payment in full at final maturity.

        In addition, the senior secured credit facilities require New Skies Satellites B.V. to prepay outstanding term loans (and, after the term loans have been repaid in full, to repay (but not reduce commitments in respect of) revolving loans), subject to certain exceptions, with:

  •
  100% of the net proceeds of certain asset sales or casualty events;

  •
  100% of the net proceeds of certain debt issuances;

  •
  50% of the net proceeds of certain equity issuances, subject to reductions to a lower percentage if we achieve certain performance targets; and

  •
  75% of annual excess cash flow (as defined in the senior secured credit facilities), subject to gradual reductions to zero if New Skies Satellites B.V. achieves certain performance targets (following the consummation of this offering and the repayment of the term loan facility to the extent necessary to reduce consolidated debt to $515.0 million or less).

Voluntary prepayments

        The senior secured credit facilities provide for voluntary prepayments of the loans and voluntary reductions of the unutilized portion of the commitments under the revolving credit facility, without penalty, subject to certain conditions pertaining to minimum notice and payment/reduction amounts as well as customary breakage costs in the case of Eurodollar borrowings.

Covenants

        The senior secured credit facilities contain financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement of this type. The negative covenants in the senior secured credit facilities include limitations (each of which is subject to customary exceptions) on the ability of New Skies Satellites B.V. to:

  •
  incur liens;

  •
  incur additional debt (including guaranties);

  •
  pay dividends, or make redemptions and repurchases, with respect to capital stock;

  •
  prepay, or make redemptions and repurchases, of the senior floating rate notes or subordinated debt;

  •
  make loans and investments;

  •
  reduce our insurance coverage;

  •
  engage in mergers, consolidations, acquisitions, dispositions of assets and sale/leaseback transactions;

  •
  change the business conducted by New Skies Satellites B.V. and its subsidiaries; and

  •
  amend the terms of the notes.

        In addition, the credit agreement contains customary financial covenants including maximum total leverage, minimum interest coverage and limitations on capital expenditures.

Events of default

        The senior secured credit facilities contain certain customary events of default, including:

  •
  nonpayment of principal or interest;

  •
  breach of covenants (with certain notice and cure periods);

  •
  material breach of the representations or warranties;

  •
  cross-default and cross-acceleration to other material indebtedness;

  •
  bankruptcy or insolvency;

  •
  material judgments;

  •
  certain ERISA violations;

  •
  actual or asserted invalidity of any material collateral or guarantee; and

  •
  a change of control (as defined in the senior secured credit facilities).

        As of March 31, 2005, we were in compliance in all material respects with all covenants and provisions contained under the senior secured credit facilities.

Senior Floating Rate Notes due 2011

General

        In connection with the Transactions, New Skies Satellites B.V. issued $160.0 million aggregate principal amount of Senior Floating Rate Notes due 2011. The senior floating rate notes bear interest at a rate per annum, reset semi-annually, equal to LIBOR plus 5 1/8%, as determined by the calculation agent thereto. As of March 31, 2005, the senior floating rate notes accrued interest at a rate of approximately 7.4%.

Ranking

        The senior floating rate notes are New Skies Satellites B.V.'s senior unsecured obligations and rank equally in right of payment to all its existing and future senior indebtedness; rank senior in right of payment to all its existing and future senior subordinated indebtedness and subordinated indebtedness; and are effectively subordinated in right of payment to its secured indebtedness (including obligations under the senior secured credit facilities) to the extent of the value of the assets securing such indebtedness, and all obligations of its existing and future subsidiaries that are not guarantors.

Optional Redemption

        The senior floating rate notes may be redeemed, in whole or in part, at any time prior to November 1, 2006, at New Skies Satellites B.V.'s option, at a redemption price equal to 100% of the principal amount of the senior floating rate notes redeemed plus the greater of: (1) 1.0% of the then outstanding principal amount of the senior floating rate notes; and (2) the excess of (a) the present value at such redemption date of (i) the redemption price of the senior floating rate notes at November 1, 2006 (as set forth in the table below), plus (ii) all required interest payments due on the senior floating rate notes through November 1, 2006 (excluding accrued but unpaid interest), computed using a discount rate equal to the applicable treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the senior floating rate notes, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

        The senior floating rate notes may be redeemed, at New Skies Satellites B.V.'s option, in whole or in part, at any time on or after November 1, 2006, at the redemption prices (expressed as percentages of principal amount) as set forth in the table below, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on November 1 of the years indicated below:

Year	Percentage
2006	102.00%
2007	101.00%
2008 and thereafter	100.00%

        In addition, at any time on or prior to November 1, 2006, New Skies Satellites B.V. may on any one or more occasions redeem up to 35% of the aggregate principal amount of the senior floating rate notes in cash at a redemption price of 100% of the principal amount of the senior floating rate notes, plus a premium equal to the rate per annum on the senior floating rate notes applicable on the date on which notice of redemption is given, plus accrued and unpaid interest and additional interest, if any, to the redemption date, in each case, with the net cash proceeds of one or more equity offerings; provided, however, that at least 65% of the aggregate principal amount of senior floating rate notes remains outstanding immediately after the occurrence of such redemption and provided, further, that such redemption occurs within 90 days after the date on which any such equity offering is consummated.

Change of Control

        Upon the occurrence of a change of control, which is defined in the indenture governing the senior floating rate notes, each holder of the senior floating rate notes has the right to require New Skies Satellites B.V. to repurchase some or all of such holder's senior floating rate notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants

        The indenture governing the senior floating rate notes contains covenants limiting, among other things, the ability of New Skies Satellites B.V. to:

  •
  incur additional indebtedness;

  •
  pay dividends on or make other distributions or repurchase capital stock;

  •
  make certain investments;

  •
  enter into certain types of transactions with affiliates;

  •
  limit dividends or other payments by its restricted subsidiaries;

  •
  maintain certain insurance with respect to our satellites;

  •
  incur liens; and

  •
  sell certain assets or merge with or into other companies.

Events of Default

        The indenture governing the senior floating rate notes provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such senior floating rate notes to become or to be declared due and payable. Events of default include the following:

  •
  nonpayment of principal or interest;

  •
  breach of covenants (with certain notice and cure periods);

  •
  breach under certain secured mortgages or other instruments;

  •
  bankruptcy or insolvency; and

  •
  material judgments.

        As of March 31, 2005, we were in compliance in all material respects with all covenants and provisions contained under the indenture governing the senior floating rate notes.

9 1/8% Senior Subordinated Notes due 2012

General

        In connection with the Transactions, New Skies Satellites B.V. issued $125.0 million aggregate principal amount of 9 1/8% Senior Subordinated Notes due 2012.

Ranking

        The senior subordinated notes are New Skies Satellites B.V.'s senior subordinated unsecured obligations and rank junior in right of payment to all its existing and future senior indebtedness (including the senior floating rate notes and obligations under the senior secured credit facilities); rank equally in right of payment with all its existing and future senior subordinated indebtedness; are effectively subordinated in right of payment to all its existing and future secured indebtedness (including obligations under the senior secured credit facilities), to the extent of the value of the assets securing such indebtedness, are structurally subordinated to all obligations of its subsidiaries that are not guarantors; and rank senior in right of payment to all its future subordinated indebtedness.

Optional Redemption

        The senior subordinated notes may be redeemed, in whole or in part, at any time prior to November 1, 2007, at New Skies Satellites B.V.'s option, at a redemption price equal to 100% of the principal amount of the senior subordinated notes redeemed plus the greater of: (1) 1.0% of the then outstanding principal amount of the senior subordinated notes; and (2) the excess of (a) the present value at such redemption date of (i) the redemption price of the senior subordinated notes at November 1, 2007 (as set forth in the table below), plus (ii) all required interest payments due on the senior subordinated notes through November 1, 2007 (excluding accrued but unpaid interest), computed using a discount rate equal to the applicable treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the senior subordinated notes, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

        The senior subordinated notes may be redeemed, at New Skies Satellites B.V.'s option, in whole or in part, at any time on or after November 1, 2007, at the redemption prices (expressed as percentages of principal amount) as set forth in the table below, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on November 1 of the years indicated below:

Year	Percentage
2007	104.563%
2008	102.281%
2009 and thereafter	100.000%

        In addition, at any time on or prior to November 1, 2007, New Skies Satellites B.V. may on any one or more occasions redeem up to 35% of the aggregate principal amount of the senior subordinated notes in cash at a redemption price of 109.125% of the principal amount of the senior subordinated notes, plus accrued and unpaid interest and additional interest, if any, to the redemption date, in each case, with the net cash proceeds of one or more equity offerings; provided, however, that at least 65% of the aggregate principal amount of senior subordinated notes remains outstanding immediately after the occurrence of such redemption and provided, further, that such redemption occurs within 90 days after the date on which any such equity offering is consummated.

Change of Control

        Upon the occurrence of a change of control, which is defined in the indenture governing the senior subordinated notes, each holder of the senior subordinated notes has the right to require New Skies Satellites B.V. to repurchase some or all of such holder's senior subordinated notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants

        The indenture governing the senior subordinated notes contains covenants limiting, among other things, the ability of New Skies Satellites B.V. to:

  •
  incur additional indebtedness;

  •
  pay dividends on or make other distributions or repurchase capital stock;

  •
  make certain investments;

  •
  enter into certain types of transactions with affiliates;

  •
  limit dividends or other payments by its restricted subsidiaries;

  •
  maintain certain insurance with respect to our satellites;

  •
  incur liens; and

  •
  sell certain assets or merge with or into other companies.

Events of Default

        The indenture governing the senior subordinated notes provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such senior subordinated notes to become or to be declared due and payable. Events of default include the following:

  •
  nonpayment of principal or interest;

  •
  breach of covenants (with certain notice and cure periods);

  •
  breach under certain secured mortgages or other instruments;

  •
  bankruptcy or insolvency; and

  •
  material judgments.

        As of March 31, 2005, we were in compliance in all material respects with all covenants and provisions contained under the indenture governing the senior subordinated notes.

DESCRIPTION OF CAPITAL STOCK

        The following summary is a description of the material terms of our share capital. We have filed our certificate of incorporation and memorandum of association and amended and restated bye-laws that will be in effect immediately prior to the consummation of this offering as exhibits to the registration statement of which this prospectus is a part and the description is qualified by reference to such exhibits. See "Where You Can Find Additional Information."

General

        We are an exempted company organized under the Companies Act. The rights of our shareholders, including those persons who will become shareholders in connection with this offering, are governed by Bermuda law and our memorandum of association and amended and restated bye-laws. The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and their shareholders. The following is a summary of material provisions of Bermuda law and our organizational documents.

Authorized Capitalization

        Our authorized capital stock consists of (i) 500,000,000 shares of common stock, par value $0.01 per share, of which 18,559,245 shares will be issued and outstanding immediately prior to this offering, and (ii) 250,000,000 shares of preferred stock, par value $0.01 per share, of which no shares will be issued and outstanding immediately prior to this offering. Immediately following the completion of this offering, we will have 30,603,664 shares of common stock outstanding and no shares of preferred stock outstanding, assuming no exercise of the underwriters' option to purchase additional shares and the issuance of options that immediately convert to the equivalent of 144,419 shares of our common stock (net of any exercise cost).

  Common Stock

        Voting Rights.    Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The members of our board of directors will be elected by the common shareholders. Generally, all matters to be voted on by shareholders must be approved by a majority of the votes actually cast on a particular matter by the holders of issued shares, subject to any voting rights granted to holders of any preferred stock. Notwithstanding the foregoing sentence, all elections of directors shall be determined by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

        Bermuda law provides generally that a resolution of the shareholders is required to amend a company's memorandum of association or bye-laws. Usually, the affirmative vote of a majority of the votes cast is required unless the bye-laws require a greater percentage. Our amended and restated bye-laws provide that the following provisions in the amended and restated bye-laws may be amended only by a vote of at least 80% of the voting power of all of the outstanding shares of our stock entitled to vote:

  •
  the restrictions on business combinations;

  •
  classified board (the election and term of our directors);

  •
  the removal of directors;

  •
  waiver of liability in favor of directors;

  •
  indemnification and advancement of expenses by us to our directors, officers, employees or agents;

  •
  the advance notice requirements for shareholder proposals and director nominations;

  •
  discontinuation of the Issuer in Bermuda and continuation in another jurisdiction; and

  •
  the amendment provision requiring that the above provisions be amended only with an 80% supermajority vote.

        Dividend Rights.    Other than the $88.0 million distribution to existing shareholders pursuant to the amended NSS-8 agreement, we have not declared or paid any cash dividends on our common equity since our inception. However, we intend to use a portion of the net proceeds from this offering to pay a dividend to existing shareholders. See "Use of Proceeds." In addition, subject to compliance with applicable law, we currently intend to declare quarterly dividends on all outstanding shares of our common stock.

        The declaration of any dividend and, if declared, the amount of any such dividend, will be subject to the actual future earnings, cash flow and capital requirements of our company, the amount of distributions to us from our subsidiaries and the discretion of our board of directors. Our board of directors will take into account:

  •
  general economic and business conditions;

  •
  the financial results of our company;

  •
  capital requirements of our company and our subsidiaries;

  •
  contractual, legal and regulatory restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us; and

  •
  such other factors as our board of directors may deem relevant. See "Dividend Policy and Restrictions."

        We are a holding company and have no direct operations. As a result, we will depend upon distributions from our subsidiaries to pay any dividends. We expect to cause our subsidiaries to pay distributions to us in order to fund any such dividends, subject to applicable law and to any limitations contained in any of their existing and future agreements.

        Additionally, we are subject to Bermuda legal constraints that may affect our ability to pay dividends on our common stock and make other payments. Under the Companies Act, we may declare or pay a dividend out of distributable reserves only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts.

        Liquidation Rights.    Under Bermuda law, in the event of a liquidation or winding-up of a company, after satisfaction in full of all claims and creditors and subject to the preferential rights accorded to any series of preference shares and subject to any specific provisions of our amended and restated bye-laws, the proceeds of the liquidation or winding-up are distributed pro rata among the holders of common shares.

        Other Matters.    The common stock has no preemptive or conversion rights and, if fully paid, is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common shares. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

  Preferred Stock

        Pursuant to Bermuda law and our amended and restated bye-laws, our board of directors by resolution may establish one or more series of preferred stock having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of us. We have no present plans to issue any shares of preferred stock. See "Risk Factors—Risks Related to Our Common Stock and This Offering—Provisions in our amended and restated bye-laws and Bermuda law may discourage takeovers, which could affect the rights of holders of our common stock."

Anti-Takeover Effects of Certain Provisions of Bermuda Law and our Amended and Restated Bye-Laws

        Certain provisions of our amended and restated bye-laws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

  Business Combination Provisions

        Our amended and restated bye-laws contain restrictions on business combinations which are similar to Section 203 of the Delaware General Corporation Law. This provision could make the acquisition of the company by means of a tender offer, a proxy contest or otherwise more difficult.

        Our amended and restated bye-laws provide that, upon the consummation of this offering, we may not engage in certain "business combinations" with any "interested shareholder" for a three-year period following the time that the shareholder became an interested shareholder, unless:

  •
  prior to such time, our board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

  •
  upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

  •
  at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder.

        Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. Subject to certain exceptions, an "interested shareholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

        Under certain circumstances, this provision will make it more difficult for a person who would be an "interested shareholder" to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the shareholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

        Our amended and restated bye-laws provide that the investment funds and their affiliates and their transferees will not constitute "interested shareholders" for purposes of this provision.

  Classified Board

        Our amended and restated bye-laws provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our board.

  Removal of Directors; Vacancies

        Our amended and restated bye-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated bye-laws also provide that, provided that a quorum of directors remain in office, any vacancies on our board of directors will be filled by a majority of the votes cast by the remaining directors at a duly convened meeting.

  Advance Notice Requirements

        Our amended and restated bye-laws set forth advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our Secretary prior to the meeting at which the action is to be taken. After the date of our initial public equity offering, notice must be received at our registered office in Bermuda not less than 90 days nor more than 120 days prior to the date of the annual general meeting or any special general meeting. The notice must contain information specified in our amended and restated bye-laws.

  Amendment of Bye-Laws

        Our amended and restated bye-laws require the approval of shareholders representing at least 80% of the voting power of all of our issued and outstanding voting shares to amend or waive certain provisions of our amended and restated bye-laws. This requirement will make it more difficult to dilute the anti-takeover effects of our amended and restated bye-laws described above.

Other Provisions

  Indemnification; Limitation of Liability

        Bermuda law permits a Bermuda company to indemnify its directors and officers, except in respect of their fraud or dishonesty. We have provided in our amended and restated bye-laws that our directors and officers and their heirs, executors and administrators will be indemnified and held harmless to the fullest extent permitted by law out of the assets of the Issuer for all actions, costs, charges, losses, damages and expenses they will or may incur or sustain by reason of any act done, concurred in or omitted to be done in the execution of their duties, other than in the case of conduct which under law would render the indemnity void, such as their fraud or dishonesty. In addition, we have provided in our amended and restated bye-laws that each of our shareholders agrees to waive any claim or right of action, individually or in the right of the Issuer, against any director or officer of the Issuer on account of any action taken by such director or officer, or the failure of such director or officer to take any action, in the performance of his duties with us, other than with respect to any matter involving any fraud or dishonesty by the director or officer. The indemnification provided for in our amended and restated bye-laws is not exclusive of other indemnification rights to which a director or officer may be entitled, provided that these rights do not extend to his fraud or dishonesty.

        Bermuda law also permits us to purchase insurance for the benefit of our directors and officers against any liability incurred by them for the failure to exercise the requisite care, diligence and skill in the exercise of their powers and the discharge of their duties, or indemnifying them in respect of any loss arising or liability incurred by them by reason of negligence, default, breach of duty or breach of trust, as long as this indemnification does not extend to their fraud or dishonesty. Our insurance policy indemnifying our directors and officers as described above does not extend to their fraud or dishonesty.

        At present, there is no pending material litigation or proceeding involving a director or officer of the Issuer where indemnification will be required or permitted. In addition, we are not aware of any threatened material litigation or proceeding that may result in a claim for such indemnification.

  Meetings of Shareholders

        Under Bermuda law, a company is required to convene at least one shareholders' meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our amended and restated bye-laws provide that our board of directors may convene an annual general meeting or a special general meeting. Under our amended and restated bye-laws, we must give each shareholder at least five but no more than 60 days' notice of the annual general meeting or any special general meeting.

        Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. Our amended and restated bye-laws provide that the presence in person or by proxy of two or more shareholders entitled to attend and vote and holding shares representing more than 50% of the voting power of the outstanding shares entitled to vote thereat, present in person or represented by proxy, constitutes a quorum. Notwithstanding the foregoing sentence, all elections of directors shall be determined by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

        The holders of not less than 5% of the total voting rights of all shareholders or one hundred shareholders, whichever is the lesser, may require the directors to include in the notice for the next annual general meeting of a company any resolution which may properly be moved and is intended to be moved. In addition, such persons may also require the directors to circulate to the other shareholders a statement on any matter which is proposed to be considered at any general meeting.

  Access to Books and Records and Dissemination of Information

        Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company's memorandum of association, including its objects and powers, and any alteration to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company's audited financial statements. The register of members of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

  Board Actions

        Under Bermuda law, the directors of a Bermuda company generally owe their fiduciary duty to the company rather than the shareholders. Our amended and restated bye-laws provide that some actions are required to be approved by our board of directors. A majority of the directors then in office constitutes a quorum. Actions must be approved by a majority of the votes cast at a properly convened meeting of our board of directors.

        Our amended and restated bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our amended and restated bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our amended and restated bye-laws or Bermuda law that our directors must retire at a certain age.

        Bermuda law permits our directors, when taking any action (including an action that may involve or relate to a change of control or potential change of control of us) to consider, among other things, the effects that the action may have on other interests or persons (including our shareholders and employees and the communities in which we do business) as long as the director acts honestly and in good faith with a view to our best interests.

  Amendment of Memorandum of Association and Bye-laws

        Bermuda law provides that the memorandum of association of a company may be amended by a resolution of shareholders. An amendment to the memorandum of association, other than an amendment that alters or reduces a company's share capital, may also require the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. Our amended and restated bye-laws may be amended by our board of directors if the amendment is approved by shareholders by a resolution adopted by the requisite vote of our shareholders.

        Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company's issued share capital or any class of issued share capital have the right to apply to the Bermuda Supreme Court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company's share capital. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Supreme Court. An application for the annulment of an amendment of the memorandum of association or continuance must be made within 21 days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

  Appraisal Rights and Shareholder Suits

        Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for his or her shares in the Bermuda company may apply to the Bermuda Supreme Court within one month of notice of the shareholders' meeting, to appraise the fair value of his or her shares. Under Bermuda law and our amended and restated bye-laws, the amalgamation of us with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to first be approved and then recommended by our board of directors and by resolution of our shareholders.

        Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

        When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company's conduct of affairs in the future or compelling the purchase of the shares of any shareholder, by other shareholders or by the company.

  Discontinuance

        Under Bermuda law, an exempted company may be discontinued and be continued in a jurisdiction outside Bermuda as if it had been incorporated under the laws of that other jurisdiction. Our amended and restated bye-laws will provide that our board of directors may exercise all our power to discontinue to another jurisdiction without the need of any shareholder approval.

Authorized but Unissued Capital Stock

        Bermuda law does not require shareholder approval for any issuance of authorized shares, and our bye-laws expressly give that authority to the directors. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require shareholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Transfer Agent and Registrar

        A register of holders of our common stock will be maintained by Reid Management Limited in Bermuda, and a branch register will be maintained in the United States by EquiServe Trust Company, N.A., who will serve as branch registrar and transfer agent.

Listing

        The common stock has been approved for listing on the New York Stock Exchange under the symbol "NSE".

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

        Upon the closing of this offering, we will have an aggregate of 30,603,664 shares of common stock outstanding, assuming no exercise of the underwriters' option to purchase additional shares. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

        We expect to enter into a registration rights agreement immediately prior to the completion of this offering with the investment funds pursuant to which we may be required to register the sale of our shares held by the investment funds. Under the registration rights agreement, the investment funds have the right to request us to register the sale of shares held by the investment funds on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, the investment funds will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by the investment funds or initiated by us. Immediately after this offering, the investment funds will own 17,973,088 shares entitled to these registration rights, assuming the underwriters do not exercise their option to purchase additional shares. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        Subject to the lock-up agreements described below and the volume limitations and other conditions under Rule 144, the 18,703,664 shares of our common stock that are not sold in this offering will be available for sale in the public market under exemptions from registration requirements.

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the then-outstanding shares of common stock, or approximately 306,037 shares, assuming no exercise by the underwriters of their option to purchase additional shares; and

  •
  the average weekly reported volume of trading in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. For so long as the investment funds control us, they will be deemed to be our affiliate under Rule 144(k) and may not rely on the exemption from registration under Rule 144(k).

Lock-Up Agreements

        We and our directors, executive officers and the investment funds have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of our and their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Lehman Brothers Inc. Goldman, Sachs & Co. and Lehman Brothers Inc. have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the sole discretion of Goldman, Sachs & Co. and Lehman Brothers Inc.

Stock Options

        In conjunction with the offering, we expect to grant options to acquire the equivalent of 853,635 shares of our common stock (net of any exercise cost) pursuant to the Stock Incentive Plan. If the underwriters exercise their option to purchase additional shares, our optionholders will receive $4.3 million from cash on hand (including approximately $3.1 million to our named executive officers) and options to acquire up to the equivalent of 74,766 shares of our common stock (net of any exercise cost) (including 54,729 shares to our named executive officers). Some of these options will vest upon issuance and be immediately exercisable, allowing our optionholders to acquire up to the equivalent of 38,541 shares of our common stock (net of any exercise cost) (including 28,212 shares to our named executive officers). If the underwriters do not exercise their option to purchase additional shares, we will grant options to our optionholders that immediately convert to the equivalent of 144,419 shares of our common stock (net of any exercise cost) (including 105,715 shares to our named executive officers). Certain options are expected to vest based solely on continued employment over the next four years and certain other options vest upon the achievement of performance goals over the next four to seven years or imputed returns realized on sales of our shares or distributions of our shares by the investment funds. See "Management—Stock Incentive Plan."

        As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and options issuable under the Stock Incentive Plan. After expiration of the applicable contractual resale restrictions, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following summary describes certain material United States federal income tax consequences of the ownership of our shares as of the date hereof by U.S. holders (as defined below). Except where noted, this discussion deals only with shares held as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  •
  a non-U.S. holder;

  •
  a bank;

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  an expatriate;

  •
  a tax-exempt organization;

  •
  a person holding our shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  a person liable for alternative minimum tax;

  •
  a person who owns, directly or indirectly, 10% or more of our voting stock;

  •
  a partnership or other pass-through entity or an investor in a partnership or a pass-through entity; or

  •
  a person whose "functional currency" is not the United States dollar.

        The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. If a partnership holds our shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisors.

        The following discussion of the material United States federal income tax consequences of the ownership of our shares is for general information only and is not tax advice. If you are considering the purchase, ownership or disposition of our shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any United States federal estate and gift tax consequences and any consequences arising under the laws of any other taxing jurisdiction.

        As used herein, "U.S. holder" means a holder of our shares that is for United States federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust which either (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Taxation of Dividends

        Subject to the discussion below of the Passive Foreign Investment Company ("PFIC") rules:

        Distributions, if any, on the shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders.

        With respect to non-corporate U.S. holders, certain dividends received in taxable years beginning before January 1, 2009 from a qualified foreign corporation will be subject to reduced rates of taxation provided that the requirements below are satisfied. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our shares, which will be listed on the New York Stock Exchange, will be readily tradable on an established securities market in the United States. There can be no assurance that our shares will be considered readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

        To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of your shares to the extent thereof (thereby increasing the amount of capital gain, or decreasing the amount of capital loss, to be recognized by you on a subsequent disposition of the shares), and the balance in excess of your adjusted basis, if any, will be taxed as capital gain recognized on a sale or exchange. Any capital gain arising from a disposition or distribution described in the preceding sentence will be considered short term capital gain (which generally is taxed at regular ordinary income tax rates) unless your holding period at the time of such disposition (where the gain arises after your adjusted basis has been reduced by a tax-free return of capital), or at the time of such distribution (where the gain arises from a distribution that exceeds your adjusted basis), exceeds one year. We will comply with information reporting requirements applicable to dividends and return of capital distributions to the same extent as if we were a U.S. corporation.

Taxation of Capital Gains

        Subject to the discussion below of the PFIC rules:

        For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange (including a redemption) of a share in an amount equal to the difference between the amount realized for the share and your tax basis in the share. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

Passive Foreign Investment Companies

        We do not believe that we are, for United States federal income tax purposes, a PFIC and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the shares and on certain distributions, (including, in part, as a result of rules that recharacterize certain capital gain as ordinary income) plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Information Reporting and Backup Withholding

        In general, information reporting will apply to dividends in respect of our shares and the proceeds from the sale, exchange or redemption of our shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or if you have been notified by the IRS that you are subject to backup withholding.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Lehman Brothers Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	3,748,500
Lehman Brothers Inc.	3,748,500
UBS Securities LLC	1,785,000
Deutsche Bank Securities Inc.	1,190,000
Banc of America Securities LLC	714,000
Wachovia Capital Markets, LLC	714,000

Total	11,900,000

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,785,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,785,000 additional shares.

Paid by Us
	No Exercise	Full Exercise
Per Share	$1.0725	$1.0725
Total	$12,762,750.00	$14,677,162.50

In addition, the annual fee payable to The Blackstone Group pursuant to the transaction and monitoring fee agreement will be deemed "underwriting compensation" by the National Association of Securities Dealers, Inc.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.6435 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        We and our directors, executive officers and the investment funds have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of our and their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Lehman Brothers Inc. Goldman, Sachs & Co. and Lehman Brothers Inc. have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. There are no contractually specified conditions for the waiver of lock-up restrictions and any waiver is at the sole discretion of Goldman, Sachs & Co. and Lehman Brothers Inc.

        Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        The common stock has been approved for listing on the New York Stock Exchange under the symbol "NSE". In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

        A prospectus in electronic format will be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

        The Issuer currently anticipates that it will undertake a directed share program pursuant to which it will direct the underwriters to reserve up to 5% of the shares of common stock at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of shares of common stock available for sale to the general public in the initial public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered in this prospectus.

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered in The Netherlands, directly or indirectly, whether as part of their initial distribution or as part of any re-offering at any time thereafter, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or business within the meaning of section 2 of the exemption regulation pursuant to the Securities Market Supervision Act of The Netherlands 1995 (Vrijstellingsregeling Wet toezicht effectenverkeer 1995), which includes banks, securities firms, insurance companies, pension funds, investment institutions, other institutional investors, finance companies and treasury departments of large commercial enterprises, which are regularly active in the financial markets in a professional manner.

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in

Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

        We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $6.0 million, some of which may be paid by New Skies Satellites B.V.

        We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and liabilities incurred in connection with the directed share program referred to above, and to contribute to payments that the underwriters may be required to make for these liabilities.

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Affiliates of certain of the underwriters have in the past, and may in the future, invest in funds affiliated with The Blackstone Group, including the funds that own our shares of common stock. In addition, Goldman, Sachs & Co. acted as financial advisor to the Seller in connection with the Acquisition, for which they received customary fees. Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., an underwriter, is the administrative agent and a lender, and Deutsche Bank Securities Inc. is a joint lead arranger and joint book running manager under New Skies Satellites B.V.'s and New Skies Holding B.V.'s senior secured credit facilities. Affiliates of certain of the other underwriters are lenders under our senior secured credit facilities. In addition, Deutsche Bank Securities Inc. was an initial purchaser in connection with the offering of New Skies Satellites B.V.'s notes. We intend to use a portion of the proceeds from this offering to repay indebtedness under our subsidiary's senior secured credit facilities and affiliates of certain of the underwriters will receive their pro rata portion of any such repayment.

INDUSTRY AND MARKET DATA

        We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties, including Euroconsult and Northern Sky Research. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Appleby Spurling Hunter, Bermuda. We have been represented by Simpson Thacher & Bartlett LLP, New York, New York and the underwriters have been represented by Cahill Gordon & Reindel LLP. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others own an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The consolidated financial statements of New Skies Investments S.a.r.l. and subsidiaries and its predecessor as of December 31, 2003 and 2004, for the years ended December 31, 2002 and 2003, for the period from January 1, 2004 to November 1, 2004 and for the period from November 2, 2004 to December 31, 2004, included in this prospectus, and the related financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte Accountants B.V., an independent registered public accounting firm, as stated in their report appearing herein (which report express an unqualified opinion and includes an explanatory paragraph, referring to a change in the method of accounting for goodwill, as stated in Note 3 to the consolidated financial statements), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
New Skies Investments S.a.r.l. Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm
Predecessor—for the years ended December 31, 2002 and 2003 and the period from January 1, 2004 to November 1, 2004 and the quarter ended March 31, 2004
Successor—for the period from November 2, 2004 to December 31, 2004 and the quarter ended March 31, 2005
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Shareholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to the Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Directors and Shareholders
    of New Skies Investments S.a.r.l.:

We have audited the consolidated balance sheets of New Skies Investments S.a.r.l. and subsidiaries and its predecessor (the "Company") as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2002 and 2003, the period from January 1, 2004 to November 1, 2004, and the period from November 2, 2004 to December 31, 2004. Our audits also included the financial statement schedule in Item 16(b). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of New Skies Investments S.a.r.l. and subsidiaries and its predecessor as of December 31, 2003 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2003, the period from January 1, 2004 to November 1, 2004 and the period from November 2, 2004 to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements as of December 31, 2004 and for the period from November 2, 2004 to December 31, 2004 taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

/s/ Deloitte Accountants B.V.

Amsterdam, The Netherlands
January 26, 2005, except for Note 14 as to which the date is March 7, 2005

New Skies Investments S.a.r.l. and Subsidiaries

Consolidated Balance Sheets

(In thousands of U.S. dollars, except share data)

	Predecessor	Successor
			March 31, 2005
	December 31, 2003	December 31, 2004
			Actual	Pro forma
			(unaudited)	(unaudited)
				(Note 1)
Assets
Current assets
Cash and cash equivalents	$23,253	$37,974	$36,741	$36,741
Trade receivables (including trade receivables from shareholders totaling $17,954 as of December 31, 2003 less: allowance for doubtful accounts of $7,845, $7,262 and $7,308 (unaudited) as of December 31, 2003 and 2004 and March 31, 2005, respectively)	41,870	36,371	37,775	37,775
Prepaid expenses and other assets	14,782	10,591	12,364	12,364

Total current assets	79,905	84,936	86,880	86,880
Communications, plant and other property, net (Note 4)	1,026,580	895,906	706,838	706,838
Deferred tax assets (Note 6)	8,748	17,362	16,526	16,526
Debt issuance costs and other assets	603	32,109	27,616	27,616
Restricted cash (Note 14)	—	—	30,000	30,000

TOTAL ASSETS	$1,115,836	$1,030,313	$867,860	$867,860

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	16,504	28,381	27,285	27,285
Accrued interest	—	4,880	12,985	12,985
Income taxes payable	32,346	20,480	19,318	19,318
Deferred tax liabilities (Note 6)	1,014	10,848	9,972	9,972
Deferred revenues and other liabilities	8,138	21,031	21,774	21,774
Satellite performance incentives	6,429	6,332	5,843	5,843
Dividend payable	—	—	—	43,244

Total current liabilities	64,431	91,952	97,177	140,421
Deferred revenues and other liabilities	7,888	10,224	8,492	8,492
Satellite performance incentives	41,727	30,597	29,438	29,438
Long-term debt (Note 7)	—	745,000	656,160	656,160
Preferred equity securities subject to mandatory redemption (Note 8)	—	164,327	84,514	84,514

Total liabilities	114,046	1,042,100	$875,781	$919,025

Shareholders' equity (deficiency) (Note 9)
Predecessor
Governance preference shares (227,530,000 shares authorized, par value €0.05; none issued)	—	—	—	—
Cumulative preferred financing shares (22,753,000 shares authorized, par value €0.05; none issued)	—	—	—	—
Ordinary Shares (204,777,000 shares authorized, par value €0.05; 117,668,652 shares issued as of December 31, 2003)	5,431	—	—	—
Additional paid-in capital	926,109	—	—	—
Successor
Ordinary Shares (57,142 shares authorized, par value $35.00; 43,312 and 44,557 (unaudited) shares issued as of December 31, 2004 and March 31, 2005, respectively)	—	1,516	1,559	1,559
Additional paid-in capital	—	—	3,534	3,534
Retained earnings (accumulated deficit)	67,854	(13,973)	(13,584)	(56,828)
Unearned compensation	(179)	—	—	—
Accumulated other comprehensive income	2,575	670	570	570

Total shareholders' equity (deficiency)	1,001,790	(11,787)	(7,921)	(51,165)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,115,836	$1,030,313	$867,860	$867,860

        See notes to consolidated financial statements.

New Skies Investments S.a.r.l. and Subsidiaries

Consolidated Statements of Operations

(In thousands of U.S. dollars, except per share amounts)

					Three Months Ended March 31,
	Predecessor			Successor
					Predecessor	Successor
	Years Ended December 31,			Period November 2, 2004 to December 31, 2004
			Period January 1, 2004 to November 1, 2004
	2002	2003			2004	2005
					(unaudited)	(unaudited)
Revenues from Telecommunication Services	$200,524	$214,900	$175,382	$35,295	$51,855	$58,236
(Including services to shareholders totaling $108,346, $104,722 and $70,646 for 2002, 2003 and the period January 1 -November 1, 2004, respectively—see Note 10)
Operating Expenses:
Cost of operations, exclusive of depreciation shown separately below of $77,452, $97,491, $83,999, $15,685, $24,676 (unaudited) and $22,976 (unaudited) for 2002, 2003, the period January 1–November 1, 2004 and the period November 2–December 31, 2004, and the three month periods ended March 31, 2004 and 2005, respectively
(Including services from shareholders totaling $3,926, $4,323 and $4,662 for 2002, 2003 and the period January 1 - November 1, 2004, respectively)	50,714	53,219	45,377	10,906	13,752	11,059
Selling, general and administrative	39,490	42,063	35,886	17,932	11,687	14,289
Transaction related expenses (Note 2)	—	—	26,367	—	—	—
Depreciation	80,574	99,899	86,426	16,022	25,868	23,503

Total Operating Expenses	170,778	195,181	194,056	44,860	51,307	48,851

Gain arising on frequency coordination	—	—	32,000	—	—	10,000

Operating Income (Loss)	29,746	19,719	13,326	(9,565)	548	19,385
Interest expense, net	510	1,227	1,373	9,777	330	18,848

Income (Loss) Before Income Tax Expense (Benefit)	29,236	18,492	11,953	(19,342)	218	537
Income tax expense (benefit) (Note 6)	10,506	6,657	4,297	(5,369)	78	148

Income (Loss) Before Cumulative Effect of Change in Accounting Principle	18,730	11,835	7,656	(13,973)	140	389
Cumulative effect of change in accounting principle, relating to goodwill, net of taxes	(23,375)	—	—	—	—	—

Net Income (Loss)	$(4,645)	$11,835	$7,656	$(13,973)	$140	$389

Basic and Diluted Earnings (Loss) Per Share:
Income (Loss) before Cumulative Effect of Change in Accounting Principle	$0.14	$0.10	$0.06	$(322.61)	$0.00	$8.88
Cumulative effect of change in accounting principle	(0.18)	—	—	—	—	—

Basic and Diluted Earnings (Loss) Per Share	$(0.04)	$0.10	$0.06	$(322.61)	$0.00	$8.88

	Successor	Successor
	Year ended December 31, 2004	Three months ended March 31, 2005
	(unaudited)	(unaudited)
Pro forma basic and diluted earnings (loss) per share (Note 1)	$(0.30)	$0.02

See notes to consolidated financial statements.

New Skies Investments S.a.r.l. and Subsidiaries

Consolidated Statements of Shareholders' Equity (Deficiency)

(In thousands of U.S. dollars, except share data)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock (at Cost)	Total Shareholders' Equity (Deficiency)
	(In thousands)
Predecessor
Balance, January 1, 2002	130,570	$6,026	$976,168	$60,664	$(352)	$(5,322)	$—	$1,037,184
Unearned stock compensation	—	—	1,338	—	(1,338)	—	—	—
Stock compensation	—	—	—	—	1,005	—	—	1,005
Treasury stock:
Acquisition	—	—	—	—	—	—	(19,341)	(19,341)
Cumulative translation adjustment	—	—	—	—	—	4,830	—	4,830
Net loss	—	—	—	(4,645)	—	—	—	(4,645)

Balance, December 31, 2002	130,570	6,026	977,506	56,019	(685)	(492)	(19,341)	1,019,033
Stock options exercised (Note 11)	51	3	356	—	—	—	—	359
Stock option forfeiture	—	—	(125)	—	125	—	—	—
Stock compensation	—	—	1,791	—	381	—	—	2,172
Treasury stock:
Acquisition	—	—	—	—	—	—	(34,676)	(34,676)
Reissuance for share-based incentive plans	—	—	(399)	—	—	—	399	—
Retirement	(12,952)	(598)	(53,020)	—	—	—	53,618	—
Cumulative translation adjustment	—	—	—	—	—	3,067	—	3,067
Net income	—	—	—	11,835	—	—	—	11,835

Balance, December 31, 2003	117,669	5,431	926,109	67,854	(179)	2,575	—	1,001,790
Stock options exercised (Note 11)	794	49	3,090	—	—	—	—	3,139
Stock compensation	—	—	5,716	—	179	—	—	5,895
Tax benefit from exercises of share based incentive awards	—	—	2,218	—	—	—	—	2,218
Cumulative translation adjustment	—	—	—	—	—	877	—	877
Dividend	—	—	—	(4,721)	—	—	—	(4,721)
Net income	—	—	—	7,656	—	—	—	7,656

Balance, November 1, 2004	118,463	5,480	937,133	70,789	—	3,452	—	1,016,854

Successor
Balance November 2, 2004	1	16	—	—	—	—	—	16
Issuance of ordinary shares	42	1,500	—	—	—	—	—	1,500
Net loss	—	—	—	(13,973)	—	—	—	(13,973)
Cumulative translation adjustment	—	—	—	—	—	670	—	670

Balance, December 31, 2004	43	1,516	—	(13,973)	—	670	—	(11,787)

(Unaudited)
Issuance of ordinary shares	2	43	—	—	—	—	—	43
Stock compensation	—	—	3,534	—	—	—	—	3,534
Net income	—	—	—	389	—	—	—	389
Cumulative translation adjustment	—	—	—	—	—	(100)	—	(100)

Balance, March 31, 2005 (unaudited)	45	$1,559	$3,534	$(13,584)	$—	$570	$—	$(7,921)

See notes to consolidated financial statements.

New Skies Investments S.a.r.l. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

	Predecessor			Successor	Predecessor	Successor
			Period January 1, 2004 to November 1, 2004	Period November 2, 2004 to December 31, 2004
	Year Ended December 31,				Three Months Ended March 31,
	2002	2003			2004	2005
					(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(4,645)	$11,835	$7,656	$(13,973)	$140	$389
Adjustments for non-cash items:
Depreciation	80,574	99,899	86,426	16,022	25,868	23,503
Cumulative effect of change in accounting principle	23,375	—	—	—	—	—
Deferred taxes	1,420	939	1,698	(5,607)	246	(38)
Stock compensation expense	1,005	2,172	5,895	—	660	3,534
Amortization of debt issuance costs	1,036	627	321	851	161	4,493
Changes in operating assets and liabilities, net of effects of acquisition:
Trade receivables	2,981	(2,593)	(2,546)	8,036	(1,874)	(1,424)
Prepaid expenses and other assets	(1,727)	(2,981)	3,810	(3,881)	2,685	(1,776)
Accounts payable and accrued liabilities	(2,388)	(1,414)	6,480	13,545	3,403	10,586
Income taxes payable	6,894	3,019	1,036	226	(264)	(1,147)
Other liabilities	4,501	(1,669)	395	14,803	(1,453)	(980)

Net Cash Provided by Operating Activities	113,026	109,834	111,171	30,022	29,572	37,140

Cash flows from investing activities:
Payments for communication, plant and other property	(231,400)	(43,492)	(7,690)	(4,393)	(2,185)	(2,549)
Acquisition of business, net of cash acquired	—	—	—	(861,741)	—	—
Reimbursement of NSS-8 construction costs	—	—	—	—	—	168,000
Increase in restricted cash	—	—	—	—	—	(30,000)

Net Cash Provided by (Used in) Investing Activities	(231,400)	(43,492)	(7,690)	(866,134)	(2,185)	135,451

Cash flows from financing activities:
Stock options exercised	—	359	3,139	—	394	—
Proceeds from short-term borrowings	10,000	—	—	—	—	—
Repayment of short-term borrowings	—	(10,000)	—	—	—	—
Treasury stock acquired	(19,341)	(34,676)	—	—	—	—
Dividend	—	—	(4,721)	—	—	—
Satellite performance incentives	(2,333)	(7,586)	(4,780)	(1,384)	(1,572)	(1,647)
Proceeds from long-term borrowings	—	—	—	745,000	—	(88,840)
Proceeds from preferred equity securities subject to mandatory redemption issued to related party	—	—	—	161,500	—	4,639
Repayment of preferred equity securities subject to mandatory redemption issued to related parties	—	—	—	—	—	(88,000)
Debt issuance costs	—	—	—	(32,959)	—	—
Shareholder contribution	—	—	—	1,500	—	43

Net Cash Provided by (Used in) Financing Activities	(11,674)	(51,903)	(6,362)	873,657	(1,178)	(173,805)

Effect of exchange rate differences	109	485	642	413	(11)	(19)

Net change in cash and cash equivalents	(129,939)	14,924	97,761	37,958	26,198	(1,233)
Cash and cash equivalents, beginning of period	138,268	8,329	23,253	16	23,253	37,974

Cash and cash equivalents, end of period	$8,329	$23,253	$121,014	$37,974	$49,451	$36,741

See notes to consolidated financial statements.

        Cash payments for interest (net of amounts capitalized) were $0 for the years ended December 31, 2002 and 2003 and for the period January 1, 2004 to November 1, 2004. Cash payments for interest (net of amounts capitalized) were $3.0 million for the period from November 2, 2004 to December 31, 2004. Income taxes paid amounted to $2.1 million, $2.7 million, $1.6 million and $0.2 million, for the years ended December 31, 2002, and 2003, and the periods from January 1, 2004 to November 1, 2004 and from November 2, 2004 to December 31, 2004, respectively.

New Skies Investments S.a.r.l. and Subsidiaries

Notes to Consolidated Financial Statements

1.    Basis of Presentation

        The accompanying consolidated financial statements for the period subsequent to November 1, 2004 been prepared on the basis of the consolidated results of New Skies Investments S.a.r.l. and subsidiaries following the acquisition of substantially all of the assets and assumption of substantially all of the liabilities of New Skies Satellites N.V. (the "Acquisition"). Accordingly, the accompanying consolidated financial statements have been prepared by presenting the results for the periods prior to the acquisition of New Skies Satellites N.V. (labeled as "Predecessor") with those of the period subsequent to the acquisition (labeled as "Successor"). References made to the "Company" shall mean New Skies Satellites N.V. for the period up to and including November 1, 2004 and New Skies Investments S.a.r.l. for periods thereafter.

        Pro-forma (unaudited)—New Skies Satellites Holdings, Ltd. (the "Issuer") has filed a registration statement on Form S-1 with the Securities and Exchange Commission of an initial public offering ("IPO") of its common stock. Prior to the consummation of the IPO, the Company will complete a Reorganization pursuant to which New Skies Investments S.a.r.l. will become an indirect wholly-owned subsidiary of the Issuer. The Issuer intends to pay a dividend of approximately $43.2 million upon the closing of an IPO of its common stock. The net proceeds of the IPO are expected to approximate $180.5 million and will be used to repay debt of approximately $131.2 million, pay the dividend of approximately $43.2 million, and provide funds for the termination fee of $6.1 million required in connection with the anticipated termination of the transaction and monitoring fee agreement. The pro-forma balance sheet at March 31, 2005 reflects the accrual of the $43.2 million dividend payable and resulting reduction in shareholders' equity to reflect the impact of the planned dividend, but not the net proceeds of the IPO. Pro-forma basic and diluted loss per share is calculated by including in shares outstanding the estimated number of shares that are required to be issued at the IPO price of $16.50 per share to generate the proceeds that will be used to pay the $43.2 million dividend planned upon completion of the IPO.

        The pro forma weighted average shares outstanding are calculated as follows:

(unaudited)
(In thousands)
Shares outstanding after the exchange of the shares, preferred equity certificates and convertible preferred equity certificates of New Skies Investments S.a.r.l. pursuant to the Reorganization	18,559
Number of shares required to pay $43.2 million dividend at IPO price of $16.50 per share	2,621

Pro forma weighted average shares outstanding	21,180

        Unaudited Interim Financial Statements—The interim financial data as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 is unaudited; however, in the opinion of the Company, the interim data have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, which are of a normal recurring nature, necessary for a fair statement of the results for the interim periods. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

2.    Description and Formation of the Business

        Business Description—The Predecessor, New Skies Satellites N.V. and subsidiaries, was an independent, global satellite communications company. Until November 1, 2004, the Company owned and operated five satellites in geosynchronous orbit that provide capacity to various entities throughout the world for the global public telecommunications, broadcasting, internet and corporate business network market sectors. During 2003, one of the satellites, the NSS-513 was retired and the NSS-6 satellite entered commercial service. A further satellite, the NSS-8, was under construction.

        On November 2, 2004 the Company ceased trading following the sale of substantially all of its assets and liabilities to New Skies Satellites B.V., a wholly-owned subsidiary of New Skies Investments S.a.r.l. The Company sold these assets and liabilities for net cash consideration of $861.7 million. Following the Acquisition, New Skies Investments S.a.r.l. and subsidiaries continued substantially the same business as New Skies Satellites N.V.

  Formation and Asset Transfer—

        Predecessor—New Skies Satellites N.V. was formed on April 23, 1998 as a corporation organized under the laws of The Netherlands, with headquarters in The Hague, through the issuance of 90 million shares of common stock to International Telecommunications Satellite Organization ("INTELSAT") for 9.0 million Dutch Guilders (or approximately $4.6 million) to carry on the satellite communication business associated with the satellites contributed by INTELSAT. The Company and INTELSAT then entered into a subscription agreement (the "Subscription Agreement"). Under the Subscription Agreement dated November 30, 1998 INTELSAT received an additional 10 million of the Company's shares and in exchange, the Company received certain assets including five in-orbit satellites and assumed certain liabilities (the "Asset Transfer"). Immediately after the Asset Transfer, INTELSAT distributed 90 percent of its shares in the Company to its investment shareholders. Following distribution of these shares, INTELSAT held 10 percent of the stock through a passive, non-voting trust and no longer controlled the Company. In February 2000, INTELSAT distributed the remaining shares to its investment shareholders and in so doing, retained no equity participation in the Company.

        In connection with the sale of substantially all of the assets and assumption of substantially all of the liabilities by New Skies Investments S.a.r.l., New Skies Satellites N.V. incurred $26.4 million of expenses, comprised primarily of $9.7 million related to third party financing advisory fees and expenses, $8.9 million related primarily to legal and accounting fees and other third party services and $7.8 million related to the settlement of outstanding stock options as further discussed in Note 11 and other bonuses. Such costs were expensed as incurred and classified in the consolidated statements of operations as "Transaction related expenses." None of these fees or expenses was paid to the investment funds.

        Successor—New Skies Investments S.a.r.l. was formed on September 7, 2004 as a corporation organized under the laws of Luxembourg. The Company is controlled by investment funds affiliated with The Blackstone Group. Through its wholly owned subsidiaries New Skies Holding B.V. and New Skies Satellites B.V., the Company purchased substantially all of the assets and liabilities of New Skies Satellites N.V. on November 2, 2004. The Company acquired these assets and liabilities for cash consideration of $958.0 million and direct acquisition costs of $24.8 million, for a total purchase price of $982.8 million. Direct acquisition costs are comprised primarily of $12.3 million related to legal and accounting fees, $9.1 million related to financial advisory fees and out-of-pocket expenses and $3.4 million paid to Blackstone Management Partners IV L.L.C. under the terms of the Transaction Fee and Monitoring Agreement, as discussed further below, and for reimbursement of out-of-pocket expenses.

        In connection with the Acquisition, investment funds affiliated with The Blackstone Group contributed $153.0 million in the form of preferred equity certificates and $8.5 million in the form of convertible preferred equity certificates (see Note 8). In addition, New Skies Satellites B.V. entered into senior secured credit facilities, consisting of a $460.0 million term loan facility and a $75.0 million revolving credit facility, issued $160.0 million aggregate principal amount of Floating Rate Notes due 2011 and issued $125.0 million aggregate principal amount of 9 1/8 Senior Subordinated Notes due 2012 to fund the Acquisition (see Note 7).

        Based on management's preliminary purchase price allocation, the following table provides a breakdown of the estimated fair values of the assets acquired and liabilities assumed at the date of Acquisition (in thousands of U.S. dollars):

Cash and cash equivalents	$121,014
Trade receivables	44,406
Prepaid and other expenses	5,849
Communications, plant and other property	907,146
Deferred tax assets	1,680
Accounts payable and accrued liabilities	(23,985)
Income taxes payable	(20,182)
Deferred revenues and other liabilities	(14,861)
Satellite performance incentives	(38,312)

Total	$982,755

        The Company believes that the preliminary allocation of the purchase price is reasonable, but is subject to revision upon completion of an independent valuation study, which is expected to be finalized in the second quarter of 2005.

        Cash and cash equivalents, trade receivables, prepaid and other expenses, accounts payable and accrued liabilities and deferred revenues and other liabilities are stated at historical carrying values. Given the short-term nature of these assets and liabilities it was determined that these historical carrying values approximate fair value. Communications, plant and other property, satellite performance incentives and income taxes payable have been recorded at estimated fair value based on evaluations performed by the Company as of the date of the Acquisition. Certain judgements and estimates made by the Company regarding future cash flows to be derived from the satellite fleet, projected future LIBOR interest rates and the outcome of the negotiations with the Dutch Tax Inspector regarding the opening tax balance sheet of New Skies Satellites N.V. are integral to the evaluations performed. Changes in these estimates, judgments and plans could impact the ultimate fair values assigned to individual assets and liabilities.

        The amounts that the Company may record based on the final assessment and determination of fair values may differ significantly from those based on the preliminary purchase price allocation. The amounts allocated to communications, plant and other property may be revised and depreciation and useful lives may ultimately differ from those used in these consolidated financial statements, either of which could have a material impact on the financial position and results of operations of the Company. Additionally, a portion of the purchase price may ultimately be allocated to identifiable intangible assets, which also could have a material impact on the financial position and results of operations of the Company.

        The unaudited consolidated results of operations on a pro forma basis as though New Skies Satellites N.V. had been acquired as of the beginning of each year presented are as follows:

	Year ended December 31,
(In millions, except for share data)			Three month period ended March 31, 2004
	2003	2004
	(unaudited)	(unaudited)	(unaudited)
Revenues	$214.9	$210.7	$51.9
Net Income (Loss)	(26.0)	(34.3)	(8.2)
Earnings (Loss) per share—Basic and Diluted	(604.65)	(791.93)	(189.90)

        These pro forma results include certain adjustments such as reduced depreciation expense as a result of fair value adjustments to "Communications, plant and other property" and increased interest expense on debt incurred to finance the Acquisition. Pro forma earnings per share has been calculated by using the current issued and outstanding shares of New Skies Investments S.a.r.l.

        This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of future operations that would have been achieved had the Acquisition taken place at the beginning of each year.

        Transaction Fee and Monitoring Agreement—In connection with the Acquisition, Blackstone Management Partners IV L.L.C. entered into a transaction fee and monitoring agreement with the New Skies Satellites B.V. relating to certain monitoring, advisory and consulting services under the monitoring agreement for a period of 10 years ending November 2, 2014. In addition, the Company paid a transaction and advisory fee to Blackstone Management Partners IV L.L.C. in an aggregate amount of $9.0 million upon the completion of the Acquisition. This payment was allocated between direct acquisition costs and debt issuance costs.

        Under the monitoring agreement, the Company agreed to pay Blackstone Management Partners IV L.L.C. an aggregate annual monitoring fee equivalent to the greater of $1.5 million or 1% of EBITDA (as adjusted to eliminate the impact of certain non-cash and other items), and will reimburse Blackstone Management Partners IV L.L.C. for their out-of-pocket expenses. In the event of an initial public offering, Blackstone Management Partners IV L.L.C. may elect to receive, in lieu of annual payments under the monitoring agreement, a single lump sum cash payment equal to the net present value of all of the then unpaid current and future monitoring fees payable under the agreement. The discount rate used for the prepayment election will be the yield on US Government bonds, at the time of the election, having a maturity closest to November 2, 2014. The transaction fee and monitoring agreement will then terminate. Similarly, if the equity participation of Blackstone Management Partners IV L.L.C. in the Company falls below 5% the agreement will also terminate. Monitoring fees are included in selling, general and administrative expenses. For the two-month period ended December 31, 2004, the Company accrued a monitoring fee of $0.2 million and reimbursed Blackstone Management Partners IV L.L.C. for out-of-pocket expenses associated with the Acquisition of $4.8 million. The out-of-pocket expenses were allocated between direct acquisition costs and debt issuance costs.

        In connection with the IPO, the Blackstone Management Partners IV L.L.C. intends to terminate the transaction and monitoring fee agreement. As contemplated by such agreement, the Company will pay Blackstone Management Partners IV L.L.C. a termination fee of $6.1 million from the proceeds of the IPO.

3.    Summary of Significant Accounting Policies

        The accompanying consolidated financial statements have been prepared following accounting principles generally accepted in the United States of America ("U.S. GAAP"). Amounts in tables are reported in thousands of U.S. dollars, unless indicated otherwise. Certain amounts reported in previously issued financial statements have been reclassified to conform to the current financial statement classification. The following are the significant accounting policies used by the Company:

        Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly owned domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        Functional Currency—Substantially all of the Company's revenues, capital expenditures and operating expenses are denominated in U.S. dollars. Accordingly, the U.S. dollar has been adopted as the functional currency. Transactions in other currencies are translated into the functional currency using rates that are in effect at the transaction date.

        Foreign Currency Translation—The Company's reporting currency is the U.S. dollar. Assets and liabilities of foreign subsidiaries with a functional currency other than the U.S. dollar are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenues and costs relating to the operations of such subsidiaries are translated at average exchange rates during the period. Resulting translation adjustments are directly recorded in shareholders' equity as a component of accumulated other comprehensive income.

        Use of Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition—Telecommunications revenues result from utilization charges arising from the provision of satellite and ground-based services. Telecommunications revenues are recognized on a straight-line basis over the period during which the services are provided. Deferred revenues represent the unearned balances remaining from amounts received from customers pursuant to prepayment options as set out in transponder service agreements. These amounts are recorded as revenues on a straight-line basis over the period during which these prepaid satellite services are provided.

        Cash and Cash Equivalents—The Company considers temporary investments with original maturities of three months or less when purchased to be cash equivalents.

        Debt Issuance Costs—Debt issuance costs represent costs incurred by the Company to secure debt financing. These costs are amortized to interest expense on a straight-line basis over the life of the related indebtedness. Approximately $33.0 million of costs incurred with the issuance of the Senior Secured Credit Facilities, Senior Floating Rate Notes and Senior Subordinated Notes in November 2004 were capitalized and are being amortized over periods of six to eight years, on a straight-line basis.

        Communications, Plant and Other Property—Communications, plant and other property are carried at historical cost and consist primarily of the costs of spacecraft construction and launch, including capitalized performance payments, insurance premiums related to satellite launches and in-orbit testing, capitalized interest, and costs directly associated with monitoring and support of spacecraft construction. The Company considers a new spacecraft as being substantially complete and ready for its intended use when it is placed into commercial service. Commercial service commences upon the successful completion of in-orbit testing. Communication support and other equipment primarily relates to the Company's teleport and tracking, telemetry, command and control ("TTC&M") infrastructure.

Interest expense in the accompanying consolidated statements of operations is net of capitalized interest of $1.6 million, $1.9 million, $1.2 million and $2.0 million for the years ended December 31, 2002 and 2003, the period from January 1, 2004 to November 1, 2004 and November 2, 2004 to December 31, 2004, respectively.

        Insurance premiums associated with in-orbit operations are expensed as incurred.

        Upon commencement of commercial operation, communications, plant and other property are depreciated on a straight-line basis over the following estimated useful lives (see Note 4):

Years
Spacecraft and launch costs	12.5-14
Communication support and other	3-7
Buildings	30

        The Company estimates the useful lives of the satellites based on a number of factors, and reviews these life expectancy estimates periodically taking into consideration each satellite's actual in-orbit performance. The two most important factors are the length of time during which a satellite's on-board propellant is projected to permit maneuvers to keep the satellite in geosynchronous orbit and the expected performance of satellite components. Reductions in the estimated useful lives of the satellites would result in additional depreciation expense in future periods.

        Goodwill—As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, which no longer requires the amortization of goodwill. Instead, SFAS No. 142 requires an evaluation of goodwill for impairment upon adoption of this Standard, as well as subsequent evaluations on an annual basis, and more frequently if circumstances indicate a possible impairment. This impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any.

        The Company's goodwill resulted from the purchase of New Skies Networks Pty Limited. Upon adoption of SFAS No. 142, the Company performed a transitional impairment test on its goodwill. As a result of this impairment test, the Company recorded an impairment charge of $23.4 million, equivalent to the carrying amount of goodwill as of the date of the test, which is classified as a cumulative effect of a change in accounting principle in 2002.

        Upon adoption of SFAS No. 142, the transition provisions of SFAS No. 141, Business Combinations, also became applicable. These transition provisions specify criteria for determining whether an acquired intangible asset should be recognized separately from goodwill. The Company did not purchase any intangible assets during the periods presented.

        Unsuccessful Launches and Satellite Failures—In the event of an unsuccessful launch or total in-orbit satellite failure, all unamortized costs that are not recoverable under launch or in-orbit insurance are recorded as an operating expense.

        Impairment of Long-lived Assets—The Company's long-lived assets, which are comprised primarily of its in-service satellite fleet, are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Impairment can arise from complete failure or partial failure of the satellites as well as a change in expected cash flows. Such impairment tests are based on a comparison of estimated undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset value will be written down to fair value based upon discounted cash flows, using an appropriate discount rate.

        Satellite Performance Incentives—The Company has certain contracts with its satellite manufacturers that require the Company to make incentive payments over the orbital design life of the satellites. The Company records the present value of such payments as a liability and capitalizes these costs in the cost of the satellite.

        Income Taxes—The Company accounts for income taxes under the provisions SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets if it is more likely than not that they will not be realized.

        Net Earnings (Loss) Per Share—Basic net earnings (loss) per share is computed by dividing net income (loss) by the weighted average ordinary shares outstanding. Diluted earnings (loss) per share reflects the potential dilution that could occur if potentially dilutive securities, such as stock options, convertible securities and contracts that may be settled in cash or stock, were converted to shares as of the beginning of the period, if dilutive.

        A summary of the weighted average number of shares and incremental shares used in the calculation of earnings (loss) per share follows:

	Predecessor				Predecessor	Successor
	Year ended December 31			Successor	Three month period ended March 31
(In thousands)			Period January 1, 2004 to November 1, 2004	Period November 2, 2004 to December 31, 2004
	2002	2003			2004	2005
					(unaudited)	(unaudited)
Basic weighted average shares outstanding	130,342	119,499	118,099	43	117,856	44
Incremental shares	—	1,179	1,751	—	1,681	—

Adjusted weighted average shares outstanding	130,342	120,678	119,850	43	119,537	44

        The difference in the weighted average number of shares outstanding and the adjusted weighted average number of shares outstanding resulted in no difference between basic and diluted earnings per share in any period.

        For the purpose of calculating diluted loss per share after cumulative effect of change in accounting principle in 2002, approximately 307,000 potentially dilutive common shares relating to outstanding stock options have been excluded from the calculation of adjusted weighted average shares outstanding as their inclusion would have had an anti-dilutive effect due to the net loss in that year.

        For the purpose of calculating diluted loss per share in the period from November 2, 2004 to December 31, 2004, the preferred equity certificates and convertible preferred equity certificates subject to mandatory redemption (see Note 8) have been excluded from the calculation of adjusted weighted average shares outstanding as their inclusion would have had an anti-dilutive effect on basic loss per share.

        Stock Compensation—SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. For periods through December 31, 2002, the Company elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations ("APB No. 25"), and has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, compensation cost for stock options was measured as the excess, if any, of the estimated fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

        Effective January 1, 2003 the Company adopted the fair value based method of recording stock options consistent with SFAS No. 123 for all employee stock options granted subsequent to fiscal year-end 2002, using the "prospective method" with guidance provided from SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure ("SFAS No. 148"). All employee stock option grants made in fiscal 2003 and in future years will be expensed over the stock option vesting period based on the fair value of the stock option at the date of grant.

        The following table presents the effects on net income (loss) and earnings (loss) per share had the Company applied the fair value recognition provisions of SFAS No. 123 for all stock-based compensation awards:

Predecessor

	Year ended December 31,
(In thousands of U.S. dollars, except earnings per share data)			Period January 1, 2004 to November 1 2004	Three month period ended March 31, 2004
	2002	2003
				(unaudited)
Net income (loss), as reported	$(4,645)	$11,835	$7,656	$140
Add: Stock-based employee compensation expense included in reported net income, net of taxes:
Stock Option Plans	352	306	1,079	111
Incentive Stock Plan	428	1,222	3,155	359

	780	1,528	4,234	470
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes
Stock Option Plans	(4,781)	(3,770)	(2,721)	(636)
Incentive Stock Plan	(428)	(1,222)	(3,155)	(359)

	(5,209)	(4,992)	(5,876)	(995)

Pro forma net income (loss) (unaudited)	$(9,074)	$8,371	$6,014	$(385)

Basic and diluted earnings per share:
As reported	$(0.04)	$0.10	$0.06	$0.00
Pro forma (unaudited)	$(0.07)	$0.07	$0.05	$0.00

        The weighted average fair value of stock options granted during the years ended December 31, 2002 and 2003 was $2.01 and $1.97, respectively. There were no options granted during the period from January 1, 2004 to November 1, 2004.

        The Company estimated the fair value of stock options granted using the Black Scholes option-pricing model with the following assumptions:

	Years ended December 31,
Predecessor
	2002	2003
Expected life	5 years	5 years
Interest rate	3.75%	3.0%
Volatility	40%	40%
Assumed forfeitures	10%	10%

        Fair Value of Financial Instruments—The Company's financial instruments consist of accounts receivable, accounts payable, and satellite performance incentives. The current carrying amounts of such instruments are considered reasonable estimates of the fair market value of these instruments due to the short maturity of these items or as a result of the current market interest rates accruing on these instruments. Long-term debt and preferred equity securities bear interest at rates that approximate the current market interest rates for similar instruments due to the recent issuance of such instruments and, accordingly, the carrying value approximates fair value.

  Comprehensive Income—

        Predecessor—Comprehensive income includes net income and translation adjustments that were recognized directly in equity. Translation adjustments of $4.8 million, $3.1 million, $0.9 million and $0.1 million (unaudited) for the years ended December 31, 2002 and 2003, the period from January 1, 2004 to November 1, 2004 and the three month period ended March 31, 2004, respectively, were incurred and consequently, comprehensive income in these periods is equal to $0.2 million, $14.9 million, $8.5 million and $0.2 million (unaudited), respectively.

        Successor—Translation adjustments of $0.7 million and $(0.1) million (unaudited) were recorded for the period from November 2, 2004 to December 31, 2004 and for the three month period ended March 31, 2005, respectively, and consequently comprehensive income (loss) for these periods was equal to $(13.3) million and $0.3 million (unaudited), respectively.

  Recently Issued But Not Yet Adopted Accounting Standards

        In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), Share-Based Payments ("SFAS No. 123R"). This statement eliminates the option to apply the intrinsic value measurement provisions of APB No. 25 to stock compensation awards issued to employees. Rather, SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS No. 123R will be effective for the Company on January 1, 2006. The Company has not yet quantified the effect of the future adoption of SFAS No. 123R on a going forward basis.

        In December 2004, the Financial Accounting Standards Board issued SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29 ("SFAS No. 153"), which amends APB No. 29, Accounting for Nonmonetary Transactions to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

4. Communications, Plant and Other Property

        Communications, plant and other property consisted of the following (in thousands of U.S. dollars):

	Predecessor	Successor
	December 31, 2003	December 31, 2004	March 31, 2005
			(unaudited)
Spacecraft and launch costs	$1,213,712	$684,348	$684,348
Construction-in-progress (Note 14)	174,551	171,684	5,076
Communication support and other	79,960	35,883	36,926
Buildings	24,581	20,013	20,013

	1,492,804	911,928	746,363
Less: accumulated depreciation	466,224	16,022	39,525

Total	$1,026,580	$895,906	$706,838

        The decrease in the cost of communications, plant and other property from December 31, 2003 to December 31, 2004 is primarily due to a step-down in fair value as a result of the requirement to record the assets at fair market value as of the date of Acquisition. See "Formation and Asset Transfer—Successor" in Note 2.

        During 2003 one satellite, NSS-513, was retired and another, NSS-6, entered commercial service. NSS-513 was fully depreciated at the date it was retired. Consequently, this resulted in a decrease in both the cost basis of assets and accumulated depreciation by $69.8 million.

        Construction-in-progress relates primarily to satellites under construction and related launch services.

        Upon acceptance of a spacecraft from a satellite manufacturer, the net present value of performance incentive payments is recorded as a part of the historical cost of the satellite. In 2003, for NSS-6, $21.9 million was capitalized in respect of these amounts.

5. Contractual Commitments

        In further development and operation of the Company's global commercial communications satellite system, significant additional expenditures are anticipated. At December 31, 2004, the Company had a contract for the construction, development and launch of the NSS-8 satellite with future committed payments on this program totaling $22.1 million and $14.2 million for each of the years ending December 31, 2005 and 2006, respectively. Additional commitments ("satellite incentives") totaling $18.1 million will also fall due over the design life of this satellite to the extent that the satellite operates successfully throughout that time. See Note 14 below.

        The Company has recorded a liability of $6.7 million at December 31, 2004 representing the present value, at a weighted average discount rate of 8.1%, for incentive payments on the NSS-5, NSS-703 and NSS-806 satellites which were in service at November 1, 2004. Incentive payments of $3.2 million, $1.4 million, $1.4 million, $0.9 million, $0.5 million and $0.4 million are due for the years ending December 31, 2005, 2006, 2007, 2008, 2009 and 2010, respectively.

        The Company has recorded an additional liability of $30.2 million at December 31, 2004 representing incentive payments, before interest, on the NSS-6 and NSS-7 satellites requiring payments of $3.5 million in each of the five years ending December 31, 2009 and $17.4 million in the years thereafter. A variable interest charge equivalent to LIBOR plus 1% on the outstanding principal will also be incurred on these payments.

        Other commitments as of December 31, 2004, primarily relating to operating leases for telecommunication infrastructure and office facilities, are as follows (in thousands of U.S. dollars):

Successor
2005	$5,464
2006	3,200
2007	1,932
2008	1,157
2009	1,138
2010 and thereafter	702

Total commitments	$13,593

        Rental expenses under operating leases were:

        Predecessor—$1.3 million, $1.2 million and $0.7 million for the years ended December 31, 2002 and 2003, and the period from January 1, 2004 to November 1, 2004, respectively.

        Successor—$0.1 million for the period from November 2, 2004 to December 31, 2004.

6. Income Taxes

        The Company is in negotiations with the Dutch tax authorities to determine the fair value (tax basis) of the assets contributed by INTELSAT. While the final determination of the tax basis of these assets has not been agreed, a preliminary valuation of these assets has been adopted. The difference between the book and estimated tax bases of the contributed assets gives rise to a deferred tax asset, which approximated $15.6 million at December 1, 1998, the date of the Asset Transfer. To the extent that the final tax value of the contributed assets differs from this estimate, a corresponding adjustment will be made to the tax liability due. Since these discussions are expected to be finalized on or before November 2005, any subsequent adjustment to this liability would be made as an adjustment to the preliminary purchase price allocation and, consequently, would not impact earnings.

        The Company's provision for income taxes consists of the following (in thousands of U.S. dollars):

	Predecessor
				Successor
	Year ended December 31,
			Period January 1, 2004 to November 1, 2004	Period November 2, 2004 to December 31, 2004
	2002	2003
Current Domestic	$7,270	$4,062	$789	$—
Current Foreign	1,816	1,656	1,809	238
Deferred Domestic	1,120	643	1,624	391
Deferred Foreign	300	296	75	(5,998)

Total income tax expense (benefit)	$10,506	$6,657	$4,297	$(5,369)

        The reconciliation of income taxes between the Dutch corporate income tax rate and the Company's effective tax rate as shown in the Consolidated Statements of Operations is as follows:

	Predecessor
				Successor
	Year ended December 31,
			Period January 1, 2004 to November 1, 2004	Period November 2, 2004 to December 31, 2004
	2002	2003
Dutch corporate income tax rate	34.5%	34.5%	34.5%	34.5%
Items affecting the corporate income tax rate
Non-deductible items	1.4	1.5	1.5	(2.2)
Effect of enacted decrease in future Dutch corporate income tax rate on realization of deferred tax assets	—	—	—	(4.5)

Effective tax rate	35.9%	36.0%	36.0%	27.8%

        Deferred income tax assets as of December 31, 2003 arise from the tax effect of the difference in the tax and book basis of communications, plant and other property of $8.7 million and from timing differences arising from stock compensation of $0.7 million.

        In addition, the tax effect of the difference in the tax and book basis of communications, plant and other property has also resulted in certain deferred income tax liabilities totaling $0.8 million and in respect of deferred financing fees of $0.2 million as of December 31, 2003.

        Deferred income tax assets of $17.4 million as of December 31, 2004 arise from net operating loss carry forwards. The tax laws applicable to the subsidiary that incurred these losses permit such losses to be carried forward for an indefinite period of time. The Company believes that the results of future operations will generate sufficient taxable income that it is more likely than not that these deferred tax assets will be realized. As such, a valuation allowance has not been recorded.

        In addition, the tax impact of debt issuance costs incurred in November 2004 and the difference in the tax and book basis of communications, plant and other property has also resulted in certain deferred income tax liabilities as of December 31, 2004 totaling $9.8 million and $1.0 million, respectively.

        Income taxes payable of $20.5 million at December 31, 2004 represented amounts due for corporation tax of New Skies Satellites N.V. This obligation was assumed by the Company as a consequence of the Acquisition and has had to guarantee to the Dutch Tax Authorities that it will meet this obligation, once due.

        Certain countries within which the Company operates have sought to impose withholding taxes or income taxes on payments from customers in those countries, notwithstanding the existence of tax treaties that the Company believes do not permit the imposition of such taxes. The Company uses available legal means to contest such taxation and, in addition, in many but not all such cases, it also has the right under contracts to pass such taxes on to its customers or to other third parties. In particular, the government of India has characterized payments made by Indian-based customers and certain payments made by non-resident customers in India as "royalty payments" and has assessed taxes on those payments for the period April 1999 to March 2002. In accordance with applicable procedures for handling disputed tax assessments, the Company has informed the Indian authorities that it disagrees with the assessment and applied to defer payment pending its administrative appeal of the assessment. Although the Company's initial appeal was recently rejected, the Company intends to further appeal this matter and request further payment extensions. The Company believes it is probable that a loss has been incurred and has recorded an accrual totaling $5.0 million as of December 31, 2004, representing management's best estimate of the amount of the withholding tax obligations. The Company anticipates that this appeals process will be lengthy. While the Company continues to operate in India, no assessments have been received from the government of India for periods subsequent to March 2002.

        As of March 31, 2005, the accrual for withholding tax obligations stood at $3.8 million (unaudited) following the payment of a preliminary advance of $1.2 million to the Indian Tax Authorities in March 2005.

7. Financing Arrangements

  Predecessor

        Unsecured Credit Facility—In August 2000, the Company negotiated an unsecured credit facility providing up to $300 million in available credit through December 31, 2003, $200 million through June 30, 2004 and $100 million through December 31, 2004. At December 31, 2004 any outstanding borrowings on the facility were to be repaid in full. Borrowings under the facility bear interest at an adjustable rate based on LIBOR for the associated period of draw-down plus an applicable margin.

        At November 1, 2004, a one-month draw-down under the facility bore interest at 2.5% per annum. In addition, a commitment fee of 0.225% is paid on the unused revolving credit amount. At November 1, 2004 there were no amounts outstanding under this facility.

        Successor—Long-term debt consisted of the following at December 31, 2004 (in thousands of U.S. dollars):

Senior Secured Credit Facilities	$460,000
$160 million Senior Floating Rate Notes due 2011	160,000
$125 million 9 1/8% Senior Subordinated Notes due 2012	125,000

Total long-term debt	$745,000

        In addition, at December 31, 2004 the Company had $2.3 million of standby letters of credit that had been issued.

        Senior Secured Credit Facilities—Concurrent with the consummation of the Acquisition, the Company entered into senior secured credit facilities consisting of a $460 million senior secured term loan facility with a six and a half year maturity ending May 2011 and a $75 million senior secured revolving credit facility with a six year maturity ending November 2010. At maturity any outstanding borrowings on the facilities must be repaid in full. Borrowings under the facilities bear interest at an adjustable rate based on LIBOR for the associated period of draw-down plus an applicable margin. The facilities are subject to customary covenant requirements and restrictions including a maximum leverage ratio, a minimum interest coverage ratio and a maximum capital expenditures limitation.

        At December 31, 2004, a one-month draw-down under the facilities would bear interest at 5.2% per annum. In addition, a commitment fee of 0.5%, stepping down to 0.375% if New Skies Satellites B.V. attains certain leverage ratios, is paid on the unused revolving credit amount. At December 31, 2004 there was $460 million outstanding on the senior secured term loan facility and no amounts outstanding under the senior secured revolving credit facility.

        Senior Floating Rate Notes due 2011—In connection with the Acquisition, the Company issued $160 million aggregate principal amount of Floating Rate Notes due 2011. The notes bear interest at a rate per annum, reset semi-annually, equal to LIBOR plus 5 1/8%. They rank equally in right of payment to all existing and future senior indebtedness; rank senior in right of payment to all the Company's existing and future senior subordinated indebtedness and subordinated indebtedness and rank subordinated in right of payment to the Company's secured indebtedness. Early redemption is permitted without penalty on or after November 1, 2006. Redemption prior to this date is subject to a reducing premium of a maximum of 2% of the principal amount. The notes are subject to customary covenant requirements and restrictions. At December 31, 2004, the $160 million of outstanding notes bore an interest rate of 7.4% per annum.

        9 1/8% Senior Subordinated Notes due 2012—In connection with the Acquisition, the Company issued $125 million aggregate principal amount of 9 1/8% Senior Subordinated Notes due 2012. They rank junior in right of payment to all existing and future senior indebtedness; rank equal in right of payment to all the Company's existing and future senior subordinated indebtedness and rank subordinated in right of payment to the Company's secured indebtedness. Early redemption is permitted without penalty on or after November 1, 2007. Redemption prior to this date is subject to a reducing premium of a maximum of 4.6% of the principal amount. The notes are subject to customary covenant requirements and restrictions. At December 31, 2004, all $125 million of issued notes were outstanding.

8. Preferred Equity Securities Subject to Mandatory Redemption

        Successor—On November 2, 2004, the investment funds affiliated with The Blackstone Group contributed to New Skies Investments S.a.r.l. aggregate proceeds of $153.0 million in the form of 4,371,428 preferred equity certificates and $8.5 million in the form of 242,857 convertible preferred equity certificates.

        The preferred equity certificates rank behind the rights of all other creditors of New Skies Investments S.a.r.l. The yield accrues on the certificates at a rate of 11.25% per annum and the carrying amount as of December 31, 2004 was $155.8 million. The preferred equity certificates may be redeemed voluntarily and settled with cash, property or shares at an aggregate par value equal to the carrying value at time of the redemption. The par value along with the accrued but unpaid yield on the certificates compounds at a rate of 11.25% per year. Accrued interest and principal are payable at voluntary redemption, mandatory redemption or upon liquidation of the Company. The preferred equity certificates have no maturity date and are mandatorily redeemable in 2053.

        The convertible preferred equity certificates rank behind the rights of all other creditors of New Skies Investments S.a.r.l. The yield accrues on the certificates at a rate of 3.25% per annum and the carrying amount as of December 31, 2004 was $8.5 million. Upon a conversion event, as defined in the Terms and Conditions of Convertible Preferred Equity Certificates, the convertible preferred equity certificates are convertible into an equivalent number of ordinary shares of the Company with a par value of $35. Alternatively, instead of delivering conversion shares, the Company may repurchase any or all of the convertible preferred equity certificates at a price equal to the market value, on a fully diluted basis, of the conversion shares into which the convertible preferred equity certificates would have been convertible, subject to certain conditions. The convertible preferred equity certificates may be redeemed voluntarily and settled with cash, property or shares at an aggregate par value equal to the carrying value at time of the redemption. The par value along with the accrued but unpaid yield on the certificates compounds at a rate of 3.25% per year. Accrued interest and principal are payable at voluntary redemption, mandatory redemption or upon liquidation of the Company. The convertible preferred equity certificates have no maturity date and are mandatorily redeemable in 2053.

9. Share Capital

        Predecessor—The Shareholders have authorized the issuance of up to 227,530,000 governance preference shares at a par value of €0.05 per share. The Shareholders also approved an option right to an independent foundation (the "Foundation") to purchase governance preference shares. Under this option, if certain preconditions are satisfied, the Foundation may acquire up to the number of then outstanding ordinary and financing preference shares at the time of the purchase, less one. The shares will be issued at par upon a payment of 25% of the par value. The object of the Foundation is to own and vote the Company's preference shares in order to protect the interests of the Company and its ordinary shareholders. No governance preference shares have been issued.

        In October 2002, the Supervisory Board authorized the purchase of up to 10% of then outstanding shares, or approximately 13 million ordinary shares. The Company repurchased 5,194,030 ordinary shares in 2002 and a further 7,862,994 shares in 2003, completing the buyback program in September 2003 at an average cost per share of $4.14. On November 3, 2003 all of the 12,951,921 treasury shares held were retired.

        Successor—On November 2, 2004, the shareholders increased the number of common shares authorized to 57,142 with a par value of $35.

10. Significant Customers

        Predecessor—Certain shareholders were the principal customers of the Company. These shareholders, who owned in the aggregate 27% of the Company's shares at November 1, 2004, accounted for approximately 54%, 49% and 40% of total revenues for the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 to November 1, 2004, respectively.

        During the period from January 1, 2004 to November 1, 2004, the Company had one customer representing more than 10% of revenues. This customer, who was also a shareholder, represented 19%, 15% and 13% of total revenues for the years ended December 31, 2002 and 2003 and the period from January 1, 2004 to November 1, 2004, respectively. This customer was purchased by Intelsat LLC ("Intelsat"), a direct competitor of the Company, in 2004. In connection with Intelsat's purchase of this customer and in order to preserve the diversity of suppliers to the U.S. government, the Company entered into an agreement with Intelsat under which the Company agreed to continue to provide, and Intelsat agreed to continue to procure from the Company, satellite capacity for services to this customer for certain U.S. government-related contracts using New Skies' satellites. The agreement is for a two-year term, beginning on the date of the closing of the purchase by Intelsat in October 2004, and covers all renewals of contracts pursuant to which the Company supplied this customer with capacity as of the date of the closing. As such, the Company does not believe that the change in ownership will have a material impact on the Company's revenues generated from this customer in 2005. The Company has no other unusual credit risks or concentrations.

        Successor—The Company has one customer representing 13% of revenues. In addition, in November 2004, the Company terminated certain agreements with another significant customer for non-perfomance. As a consequence, all then outstanding amounts were fully provided for. Revenues generated from this customer totaled $6.7 million for the period from January 1, 2004 to November 1, 2004. No revenues were generated in the period from November 2, 2004 to December 31, 2004. The loss of this customer is not expected to have a material impact on the Company's operating results on a going-forward basis. The Company has no other unusual credit risks or concentrations.

11. Retirement and Incentive Plans

Defined Contribution Pension Plan

        Predecessor—The Company had defined contribution plans for substantially all Company employees. The Company matched a portion of the employee contribution. Total compensation expense related to the defined contribution plans approximated $1.1 million for each of the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 to November 1, 2004, respectively. For the three month period ended March 31, 2004, total compensation expense related to the defined contribution plans was approximately $0.3 million (unaudited).

        Successor—The Company has assumed the contribution plans referred to above. Total compensation expense related to the defined contribution plans approximated $0.2 million for the period from November 2, 2004 to December 31, 2004. For the three month period ended March 31, 2005 total compensation expense related to the defined contribution plans was approximately $0.3 million (unaudited).

Predecessor Stock-based Compensation

        Stock Option Plans—The Supervisory Board of Directors adopted the 1999 Stock Option Plan as amended ("Stock Plan") effective January 1, 1999. The Supervisory Board could administer the Stock Plan itself or through a committee of the Supervisory Board or could appoint a foundation to administer the plan. At no time could the number of options issued under the Stock Plan exceed 10% of the issued common stock of the Company unless the Board amends the Stock Plan. All grants under the plan, including option grants and incentive stock plan grants, were subject to an aggregate limitation, which was increased in 2002 to a total of 13,057,024 ordinary shares reflecting 10% of the issued ordinary shares as of the date of the amendment. As of November 1, 2004, as a consequence of the Acquisition that resulted in the sale of substantially all of the assets and liabilities of the Company, the Stock Plan was terminated. All unvested options immediately vested as a consequence.

        The terms of the Stock Option Plan for the Supervisory Board (the "Directors Plan") were similar to those of the 1999 Stock Option Plan. The options had a term of ten years and vested ratably in three equal, annual installments. At the annual meeting of shareholders in the years 2002 and 2003, the shareholders approved grants to members of the Supervisory Board of options to acquire 46,450 and 63,433 shares, respectively.

        The following table presents a summary of the Company's share option activity and related information and for the years ended December 31, 2002 and 2003 and for the period from January 1, 2004 to November 1, 2004:

	Options Outstanding	Weighted Average Exercise Price
Outstanding, January 1, 2002	4,904,302	$8.61
Granted	2,525,847	4.95
Exercised	—	—
Forfeited	(519,520)	7.77

Outstanding, December 31, 2002	6,910,629	7.35
Granted	742,848	4.99
Exercised	(71,332)	4.96
Forfeited	(1,094,532)	7.99

Outstanding, December 31, 2003	6,487,613	6.98
Granted	—	—
Exercised	(4,646,637)	6.01
Forfeited	(1,840,976)	9.50

Outstanding, November 1, 2004	—	—

        As a consequence of the termination of the plan on November 1, 2004 as referred to above, no options remain outstanding at that date.

        For periods up to and including December 31, 2002, the Company recorded compensation related to stock options using the intrinsic value method prescribed by APB No. 25.

        Effective January 1, 2003 the Company adopted SFAS No. 123 for all employee stock option grants issued subsequent to December 31, 2002 using the "prospective method" with guidance provided from SFAS No. 148. SFAS No. 123 defines the fair value method of accounting for stock-based compensation awards to employees and non-employees and requires that the fair value of stock-based awards be calculated through the use of an option pricing model.

        The Company recognized $0.3 million, $0.3 million and $1.1 million of compensation expense for the years ended December 31, 2002 and 2003 and the period from January 1, 2004 to November 1, 2004, respectively under the Stock Option plans. The charge for the period from January 1, 2004 to November 1, 2004 also includes the impact of accelerating the vesting of all unvested options. This additional compensation expense of $0.8 million was included in "Transaction related expenses" associated with the Acquisition.

        Incentive Stock Plan—In 2002, 2003 and 2004, the members of the Management Board and certain other employees received rights to acquire an aggregate of 233,736, 653,765 and 359,212 ordinary shares, respectively. These rights were similar to restricted stock grants and entitled (and required) the individual to purchase the shares specified in the grant at a price per share equal to the nominal value (€0.05). The purchase of shares under each grant was to be settled in three equal installments within 30 days of the designated settlement dates, which generally are the first, second and third anniversary of the date of grant. The grants are governed by a plan administered by the Supervisory Board. At the date of grant, the weighted average fair value of awards made in 2002, 2003 and 2004 was $5.34. $4.80 and $6.88 per share, respectively.

        Under the plan the size of a grant to an eligible recipient was determined at the discretion of the plan administrator. All grants under the plan along with grants under the stock option plans, were subject to the aggregate limitation of 13,057,024 ordinary shares previously described. Grants could be extinguished under certain limited circumstances if the individual recipient ceased to be an employee of the Company. As of November 1, 2004, consistent with the Stock Plans, and as a direct consequence of the Acquisition that resulted in the sale of substantially all of the assets and liabilities of the Company, the Incentive Stock Plan was terminated. All unvested options immediately vested as a consequence.

        In 2002, 2003 and 2004, the shareholders also approved grants to the members of the Supervisory Board of rights to acquire an aggregate of 18,583, 25,373 and 26,249 ordinary shares, respectively, with similar entitlements and obligations as rights granted to the Management Board and other employees described above. At the date of grant, the weighted average fair value of these awards was $5.49, $6.03 and $7.03 per share, respectively. These grants also fully vested as a consequence of the change-in-control that occurred on November 1, 2004.

        The Company recognized $0.7 million, $1.9 million and $4.8 million of compensation expense for the years ended December 31, 2002 and 2003, and the period from January 1, 2004 to November 1, 2004, respectively under the Incentive Stock Plan. The charge for the period from January 1, 2004 to November 1, 2004 also includes the impact of accelerating the vesting of all unvested options. This additional compensation expense of $3.3 million was included in "Transaction related expenses" associated with the Acquisition.

12. Business Segments and Geographic Information

        The Company monitors its operations as a single enterprise and therefore believes that it has one operating segment, which is telecommunication satellite services.

        The geographic source of revenues for telecommunication services, based on the billing addresses of customers, is as follows (in thousands of U.S. dollars):

	Predecessor			Successor
	Year ended December 31,		Period January 1, 2004 to November 1, 2004	Period November 2, 2004 to December 31, 2004
	2002	2003
North America	$74,861	$76,426	$61,980	$12,409
Europe	48,847	47,910	35,647	8,432
India, Middle East and Africa	36,170	45,282	39,037	7,460
Latin America	24,577	27,929	23,166	4,148
Asia Pacific	16,069	17,353	15,552	2,846

Total	$200,524	$214,900	$175,382	$35,295

        The Company's satellites that represent over 90 percent of communications, plant and other property are in geosynchronous orbit and consequently are not attributable to any geographic location. Of the remaining assets, the majority are located in North America and Europe.

13. Restrictions on Ability to Pay Dividends

        The ability of New Skies Satellites B.V. and other subsidiaries to pay dividends or make other payments or distributions to shareholders will depend on New Skies Satellites B.V.'s operating results and may be restricted by, among other things, laws of The Netherlands, the covenants contained in the senior secured credit facilities and the indentures governing the notes, and the covenants of any future outstanding indebtedness the Company or its subsidiaries incur. The ability of New Skies Investments S.a.r.l. to pay dividends or make other payments or distributions to its shareholders may be restricted by the laws of Luxembourg.

        As of December 31, 2004, the Company's senior secured credit agreement allowed for dividends for (i) up to $95.0 million relating to the amended NSS-8 agreement (see Note 14 below) and from cash on hand and (ii) up to $10.0 million, increasing to $30.0 million if the Total Leverage Ratio is equal to or less than 5.0x.

        As of December 31, 2004, the restricted net assets of the consolidated subsidiaries were negative. As a result, no net assets were available to be distributed to New Skies Investments S.a.r.l.

14. Subsequent Events

        In January 2005, the Company entered into an amended agreement for NSS-8, which (among other things) amended the satellite's contractual delivery deadline and the payment terms. Under the prior agreement, NSS-8 was scheduled to enter commercial service in the first quarter of 2005. Under the terms of the amended agreement, NSS-8 is projected to enter commercial service in mid-2006. In consideration for the agreement to increase the purchase price and to amend the delivery deadline, the manufacturer agreed to refund all construction payments made to date, amounting to $168.0 million.

The entire purchase price, including $30.0 million that has been placed in escrow, will be paid as satellite performance incentives, subject to satisfactory performance of the satellite during its contractual design life, and the Company will provide commercially reasonable security to Boeing with respect to unpaid incentives.

        In February 2005, the Company used the proceeds of the milestone construction payment refund, along with cash on hand, to pay down $88.8 million under the term loan facility and to repay $88.0 million of the preferred equity certificates owned by the existing shareholders. The Company also entered into an amendment to the senior secured credit agreement providing the ability to increase the revolving credit facility from $75.0 million to $125.0 million.

        The Company's senior secured credit agreement was amended (effective upon the consummation of the IPO) to allow for the payments of dividends by New Skies Satellites B.V. and New Skies Holding B.V. of up to $65.0 million for 2005 and annual dividends thereafter in an amount equal to 105% of the amount permitted to be paid in the immediately preceding fiscal year. Such dividends will only be permitted so long as no Default or Event of Default exists and so long as the Total Leverage Ratio is less than or equal to 4.8x at the time of payment. The amount of dividends available will be reduced by any amount used to make upstream loans from New Skies Satellites B.V. or to prepay or make payments on existing investor financing into New Skies Satellites B.V.

        Pursuant to the amendment to the senior secured credit agreement, the amounts allowed for additional dividends increased (i) from $95.0 million to $100.0 million (to allow for the dividend to be paid in connection with the amended NSS-8 agreement, as discussed above) and (ii) from $10.0 million to $20.0 million, increasing to $30.0 million if the Total Leverage Ratio is equal to or less than 5.0x.

        On February 17, 2005, the Company entered into a capacity restoration framework agreement that will result in the generation of additional revenues for the Company in 2005 and beyond. Under this agreement, the Company will provide, to certain of Intelsat's customers, telecommunication services on one of the Company's satellites and, in so doing, will provide a restoration service for these customers' transmissions. The agreement also creates a framework under which Intelsat may be requested to restore the Company's services in the event of a significant failure or failures to one of the Company's satellites.

        On February 25, 2005, New Skies Investments S.a.r.l. issued and indirectly sold 1,245 shares of common stock, 125,608 preferred equity certificates and 6,972 convertible preferred equity certificates to New Skies (Cayman) Ltd., which is owned by the six members of the Company's executive management committee, for approximately $4.7 million, or $35 per share. Although consistent with the price the investment funds affiliated with The Blackstone Group had paid for their investment in New Skies Investments S.a.r.l., the fair value of the common stock, preferred equity certificates and convertible preferred equity certificates, as determined by using commonly applied valuation methodologies, including discounted cash-flow techniques and analyzing comparable quoted companies and recent transactions in the fixed satellite services sector, was $3.5 million higher than the price paid for them. As a consequence, the Company recorded a stock-based compensation charge of $3.5 million in the first quarter of 2005.

        On March 2, 2005, the Company reached an agreement with SES Global affiliates relating to certain orbital slot coordination matters. Under the terms of the agreement, the Company agreed not to bring a satellite into use at the Company's 105 degrees west longitude orbital location in order to ensure that SES Global will be able to operate its satellite without interference. In return, SES Global will make a one-time payment to the Company of $10.0 million. Both parties also committed to negotiate resolution of long-standing issues regarding satellite operations in the Atlantic Ocean region.

P R O S P E C T U S

11,900,000 Shares
Common Stock

Goldman, Sachs & Co.
Lehman Brothers

UBS Investment Bank
Deutsche Bank Securities
Banc of America Securities LLC
Wachovia Securities

       Until June 3, 2005 (25 days after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

May 9, 2005

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TABLE OF CONTENTS
Notice to all Offerees
SUMMARY
Our Company
Our Customers and Services
Our Competitive Strengths
Our Business Strategy
Risks Relating to Our Business
Recent Developments
The Transactions
The Reorganization
Corporate Structure
The Offering
Risk Factors
SUMMARY HISTORICAL AND PRO FORMA FINANCIAL, OPERATING AND OTHER DATA
RISK FACTORS
Risks Relating to Our Dividend Policy
Risks Relating to Our Indebtedness
Risks Relating to Our Business
Risks Related To Our Common Stock and This Offering
Risks Relating to Our Industry
Risks Relating to Regulation
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY AND RESTRICTIONS
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
New Skies Satellites Holdings Ltd. Unaudited Pro Forma Condensed Consolidated Balance Sheet
New Skies Satellites Holdings Ltd. Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2004
New Skies Satellites Holdings Ltd. Unaudited Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 2005
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Statement of Operations Data as a Percentage of Revenues
Contractual Obligations on a Pro Forma Basis
Contractual Obligations on a Historical Basis
INDUSTRY
BUSINESS
MANAGEMENT
PRINCIPAL SHAREHOLDERS
THE TRANSACTIONS
The Blackstone Group
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
UNDERWRITING
INDUSTRY AND MARKET DATA
LEGAL MATTERS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
New Skies Investments S.a.r.l. and Subsidiaries Consolidated Balance Sheets (In thousands of U.S. dollars, except share data)
New Skies Investments S.a.r.l. and Subsidiaries Consolidated Statements of Operations (In thousands of U.S. dollars, except per share amounts)
New Skies Investments S.a.r.l. and Subsidiaries Consolidated Statements of Shareholders' Equity (Deficiency) (In thousands of U.S. dollars, except share data)
New Skies Investments S.a.r.l. and Subsidiaries Consolidated Statements of Cash Flows (In thousands of U.S. dollars)
New Skies Investments S.a.r.l. and Subsidiaries Notes to Consolidated Financial Statements